
06019260

12(3)

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Cell Aquaculture Ltd.

*CURRENT ADDRESS: 66 Bennett Avenue
Hamilton Hill, Western Australia 6163
P.O. Box 251, South Fremantle
Western Australia 6162

**FORMER NAME

**NEW ADDRESS


PROCESSED

DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35045 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 12/15/06

Cēll

AQUACULTURE

"Hatch to Dispatch"

a complete, land-based, environmentally responsible aquaculture system

For the Offer and issue of 25,000,000 Shares at 20 cents each to raise a total $5,000,000
and for oversubscriptions of up to 10,000,000 Shares at 20 cents each to raise a further $2,000,000

CELL AQUACULTURE LIMITED ACN 091 687 740

PROSPECTUS

TABLE OF CONTENTS

IMPORTANT NOTICE

This Prospectus is dated 22 April 2005 and a copy of this Prospectus was lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.

This Prospectus will be issued in paper form and as an Electronic Prospectus, which may be viewed online at www.cellaqua.com. The Offer is available to persons receiving an electronic version of this Prospectus in Australia. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by a complete and unaltered version of this Prospectus. During the Offer Period, any person may obtain a hard copy of this Prospectus by contacting the Company.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by the Company in connection with the Offer.

This Prospectus does not constitute an offer or invitation in any place which, or to any person whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

In accordance with Chapter 6D of the Corporations Act this Prospectus is subject to an Exposure Period of seven (7) days from the date of lodgement with ASIC. This period may be extended by ASIC for a further period of up to seven (7) days. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. If this Prospectus is found to be deficient, Applications received during the Exposure Period will be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the Exposure Period will not be processed until after the expiry of the Exposure Period. No preference will be conferred on Applications received during the Exposure Period and all Applications received during the Exposure Period will be treated as if they were simultaneously received on the Opening Date.

No Shares will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. Application will be made within seven days after the date of this Prospectus for permission for the Shares offered by this Prospectus to be listed for quotation on ASX.

Applicants should read this document in entirety and, if in any doubt, consult with their professional advisors before deciding whether to apply for Shares. There are risks associated with an investment in the Company (refer to Section 11) and the Shares offered under this Prospectus must be recognised as a speculative investment. The Shares offered under this Prospectus carry no guarantee as to the return on capital investment, payment of dividends or future value.

Certain abbreviations and other defined terms are used throughout this Prospectus. Defined terms are generally identifiable by the use of an upper case first letter. Details of the definitions and abbreviations used are set out in Section 14 of this Prospectus. Figures disclosed in this Prospectus are exclusive of goods and services tax, unless otherwise stated.

1.0 CHAIRMAN'S LETTER



Dear Investor

I am pleased to offer this opportunity for you to invest in Cell Aquaculture Limited and to participate in the benefits of the commercialisation of our EcoCell™ system of aquaculture production in the world market.

The EcoCell™ is a complete, land based, environmentally responsible aquaculture system developed for the production and supply of premium quality fin-fish from "Hatch to Dispatch". The EcoCell™ system provides for an efficient and reliable operation at a time when the global aquaculture market is expanding.

With worldwide natural fish stocks under threat, wild catch fishing will have difficulty in meeting growth in demand for fresh seafood. Aquaculture is expected to fill the gap and in doing so is projected to double its world supply capability over the next 25 years*. Cell Aquaculture is poised to take advantage of this opportunity.

Developed over seven years, the EcoCell™ system has many advantages compared to traditional forms of aquaculture, particularly in relation to environmental factors and simplification of operating processes. The system can be located right at the consumer's door step, offering readily available fresh, superior quality seafood, all year round, with no seasonality impact.

Cell's initial focus will be on establishing a number of joint ventures in the United States, European and Asian markets. These are planned to be fully operational production facilities which will be available for both marketing, display and training purposes for future licensed EcoCell™ operators. Cell Aquaculture currently has signed heads of agreement to enter into joint ventures to establish EcoCell™ production facilities in the USA, the Netherlands and India. Sales and marketing agents have also been appointed to act as the Company's agents in respect of 10 countries to facilitate further international expansion.

The technology and processes of the EcoCell™ system have been developed to supply the premium end of the fin-fish market. A key feature of the system is its modular design, allowing production capacity to be quickly and easily scaled up to match local market demand. Seafood output, including value added products, have been successfully taste-tested in more than 20 countries and are intended to be marketed under our Eco-Star™ brand.

Cell Aquaculture will earn its revenue from license fees for use of the EcoCell™ technology, sales of EcoCell™ proprietary equipment, profit distributions from joint ventures, marketing fees for use of our brands and the recurring sales into the EcoCell™ network of quality fingerlings (baby fish) from the Company's planned Hatchery.

While the EcoCell™ aquaculture system is expected to be suitable for other species of fin-fish, the renowned Australian Barramundi is the first commercial species being offered. More than a million tonnes of high-value fin-fish were produced by Aquaculture in 2001*. Cell Aquaculture requires only a very small proportion of this market to be successful. In addition to Barramundi, other species, the subject of current research and development programmes, are intended to be introduced to the market to provide additional revenue.

Cell Aquaculture currently has a highly skilled and experienced team of aquaculture specialists overseeing its research and development projects. In addition, the Company enjoys an ongoing consulting relationship with James Cook University's world renowned aquaculture team.

Your Board has an appropriate and requisite blend of skills for the pursuit of the commercialisation and development of its business model.

On behalf of the Board of Directors, I invite you to join the Company as a Shareholder and to become part of this exciting new investment opportunity.

Yours sincerely

Lee Boyd
Chairman

*Source: Food and Agriculture Organisation, State of World Fisheries and Aquaculture, 2002



2.0 INVESTMENT HIGHLIGHTS

"HATCH TO DISPATCH" SYSTEM

After significant investment and over seven years of research and development, Cell Aquaculture Ltd introduce the **EcoCell™ "Hatch to Dispatch" system** – a fully integrated, low risk, land based seafood production package, to supply premium quality seafood to the major world markets.

Investors are being offered the opportunity to invest in the commercialisation of the fully integrated "Hatch to Dispatch" system within expanding world markets.

EXPANDING WORLD MARKET

Total world demand for fish is expected to increase to approximately 175 million tonnes per annum by 2030*. Due to an increasing world population and world capture of natural fish stocks projected to stagnate, world demand for aquaculture products is accelerating to fill the 'supply gap'. In 2000 the world aquaculture industry was valued at approximately **US$56 billion** per annum*.

Cell Aquaculture is well poised to take advantage of this market opportunity.

ECOCELL™ BENEFITS

With wild catch fishing incapable of meeting increasing world demand, aquaculture is the obvious global solution. EcoCell™ "hatch to dispatch" system has been designed to provide significant advantages over traditional forms of aquaculture in that it is:

- ***Environmentally responsible.***
- ***Low risk, with modular design, incorporating back-up systems and offering simple scalability for expansion to meet growing demand.***
- ***Controlled operating environment which also offers greater protection from natural disaster risks.***
- ***Reliable consistent supply of premium quality fingerlings (baby fish) from the planned Cell Aquaculture owned hatchery.***
- ***Efficient water treatment and filtration technologies (patents pending).***
- ***Simple, labour efficient and controllable, year round operation.***
- ***Portability – enables prompt set-up, in major markets to continuously supply premium, ultimately fresh or even live produce to meet market demands, with no seasonal influences.***
- ***Low stress environment results in low mortality rates and increased profitability.***

TARGETING MAJOR CITIES

The EcoCell™ system can be established to provide a regular supply of high quality seafood product to virtually every major city in the world. Cell Aquaculture is initially targeting the major markets in Europe, America and Asia.

*Source: Food and Agriculture Organisation, State of World Fisheries and Aquaculture, 2002.



2.0 INVESTMENT HIGHLIGHTS

REVENUE STREAMS

Cell Aquaculture's fully integrated "Hatch to Dispatch" system offers the following targeted revenue streams:

- License and consulting fees for the use of EcoCell™ technology.
- Sales of EcoCell™ plant, equipment and consumables to Cell Aquaculture's customer network.
- Sales of high quality fingerlings (baby fish) from the Company's planned Hatchery.
- Profit share from joint venture companies to be established to produce Barramundi and market Cell Aquaculture's technology and EcoCell™ system.
- Marketing fees for the use of Cell Aquaculture's Eco-Star™ brand and trade marks.

PRODUCTION AND DISPLAY FACILITIES 3 CONTINENTS

Cell Aquaculture has signed four heads of agreements to enter into Joint Ventures to develop EcoCell™ production and display facilities in the Netherlands, India and two in the United States of America. Cell Aquaculture intends to utilise these production facilities as display facilities for potential licensees.

AGENTS IN 10 COUNTRIES

Further Joint Ventures and licensing arrangements are currently under negotiation in various regions. Authorised sales and marketing agents have been appointed to act as the Company's agents in respect of 10 countries.

PROTECTED TECHNOLOGY (PATENTS PENDING) AND TRADEMARKS

Patents for key components of the EcoCell™ system have been applied for to protect the technology. Trademarks have also been applied for or granted for the EcoCell™ system and the Eco-Star™ brand.

EXPERIENCED MANAGEMENT AND STAFF

The Directors and management of Cell Aquaculture have appropriate skills and experience to advance the commercialisation of Cell Aquaculture's business on a global scale.

CAPITAL STRUCTURE

After completion of the Offer (assuming Minimum Subscription of $5,000,000 gross funds) the capital structure of the Company will be as follows:

	Shares	%
Current Shares on Issue	92,709,606	78.8%
Minimum Subscription Under Offer	25,000,000	21.2%
Total	117,709,606	100%
	Options	**%**
Current Options on Issue	18,385,500	86.0%
Options issued on listing	3,000,000	14.0%
Total	21,385,500	100%

SUMMARY

An investment in Cell Aquaculture presents an opportunity to be part of the global commercialisation of its "Hatch to Dispatch" system in an expanding world market for aquaculture.

OFFER

The Offer closes on 2 June 2005 unless closed earlier or later at the discretion of the Directors subject to the Corporations Act or the Listing Rules. Details as to how to apply are set out in Section 7.12 of this Prospectus.



HATCH









3.0 HISTORY OF SYSTEM DEVELOPMENT

THE BEGINNING

The EcoCell™ system, first commenced development early in 1997 when Mr Perryman Leach (Cell Aquaculture, Managing Director) identified a significant window of opportunity. His engineering background and extensive experience of intensive farming, led him to question if tried and proven farming methods, could be replicated in the seafood industry. Mr Leach commenced his intensive research and travelled the world extensively, researching and analysing leading aquaculture methods and systems, highlighting the main advantages and disadvantages of each. He was aware of the increasing pressures on the global seafood industry and the compounding environmental issues inherent with existing aquaculture. Mr Leach eventually concluded that there was immense opportunity if a system could be developed that was:

- low risk with low water usage and truly re-circulating;
- environmentally friendly and operationally economical in a controlled environment;
- capable of being located anywhere in the world and therefore on the market's door-step; and
- capable of producing consistently fresh, high end premium seafood product, in either fresh or salt water environments.

So began the development of what is now called the EcoCell™ system.

A test site was chosen and development commenced late in 1997. A major consideration in the development of the EcoCell™ system was not to re-invent the wheel but to take a selection of the proven, best and most efficient methods of aquaculture, combine them in a manner that incorporates a number of new technical innovations, to essentially create a paradigm shift in current aquaculture production. With the objective of enabling the EcoCell™ system to be set up virtually anywhere, extreme pressures were placed on the system during its development. A location and testing environment was specifically chosen to evaluate if the objectives of creating the system could be achieved. The test site was chosen within the Perth metropolitan area in Western Australia. Notwithstanding that the site had a natural watercourse at its lower boundary, small market gardens on both sides and was surrounded by an abundance of private residences, approvals were sought and granted for the commercial production facility.

3.0 HISTORY OF SYSTEM DEVELOPMENT

Over the next three years, the EcoCell ™ was further developed on this site, culminating in successful grow-out trials of Australian Barramundi in late 2000.

It was decided that the technologies could be further refined, with a particular emphasis on the reduction of running costs, whilst increasing water quality. At this point, with an exciting product, it was decided that an operating site be purchased and developed at Fremantle, Western Australia. Qualified and highly distinguished consultants were also engaged to review various facets of the system.

The Company was incorporated on 7 March 2000 as Cell Technologies Limited, and changed its name to Cell Aquaculture Limited on 8 October 2002. All of the technology developed for the EcoCell™ system is entirely owned by Cell Aquaculture having been acquired from Mr. Leach and associated parties in 2001.

FREMANTLE OPERATION

Cell Aquaculture owns and occupies a 10,000 square metre property, only a few kilometres south of Fremantle, Western Australia. The site is easily accessible by road transport and has all services connected. All necessary licenses and approvals are in place and a fully opperational EcoCell™ system (12.5 tonne per annum capacity) is in place, acting as a showpiece, for viewing by potential joint venturers and licensees. Produce from this unit is currently sold to the local market. The site also houses the Company's office complex.



The original Karrinyup facility 1999



Fremantle facility 2002



Fremantle facility 2005

4.0 THE CELL AQUACULTURE BUSINESS

4.1. THE BUSINESS OPPORTUNITY

The Cell Aquaculture business model has been specifically developed to participate in and benefit from increasing global demand for premium fish supplies.

In 2000 the United Nations Food and Agriculture Organisation reported that world fisheries production totalled 130.4 million tonnes with 35.6 million tonnes being contibuted by aquaculture. World fisheries production excluding China stood at 88.9 million tonnes, of which aquaculture contributed 11 million tonnes*. With the world's population estimated to grow from 6.1 billion in 2000 to 6.8 billion by 2010, together with a projected rise in fish consumption per person, there is a global need for increased fish production to meet the increasing demand.

World fish production 1976-2030



Million tonnes
200
150
100
50
0
Aquaculture
Capture Fisheries
Projection
1976
1980
1990
1997
2000
2010
2020
2030

Source: Food and Agriculture Organisation, State of World Fisheries and Aquaculture, 2002.

With the natural seafood stocks stagnating, this world demand can only be met through increased production by the aquaculture industry. United Nations Food and Agriculture Organisation projects aquaculture to more than double its world fish production by 2030*.

Traditional forms of aquaculture continue to face significant issues, including:

- Environmental impact of intensive farming activities;
- Complex systems that are often difficult to operate and labour intensive leading to high production costs;
- Lack of product consistency;
- Disease control difficulties and natural disaster risk in open water environments; and
- Long distances from major markets.

Cell Aquaculture's EcoCell™ technology and fully integrated "Hatch to Dispatch" system readily addresses the major issues facing traditional aquaculture producers, and can take advantage of the growing world demand.

The EcoCell™ technology and "Hatch to Dispatch" system has been developed to capitalise on this significant market opportunity whereby systems can be readily set up to suit any local conditions and market requirements.

*Source: Food and Agriculture Organisation, State of World Fisheries and Aquaculture, 2002.

4.2. ECOCELL™ SYSTEM

At the heart of the EcoCell™ system is a comprehensively tested filtration technology. Developed over seven years, each EcoCell™ aquaculture production unit is modular in design, enabling simple containerised transport, relocation and scalability to meet market demand.

Providing there is access to power and water, the EcoCell™ system can be set up and operated virtually anywhere in the world where premium seafood markets exist. The incorporation of specifically designed filtration and componentry (patents pending) results in clear water. The controlled operating environment enables production of high-quality produce all year round with no seasonal volume variations.

A typical production cycle using Cell Aquaculture's EcoCell™ system to produce premium grade fin-fish is approximately five months for plate-size fish and nine months for filleting size.

In summary, the EcoCell™ system has been designed to be low risk, low water usage, 'true re-circulating', environmentally friendly and operationally economical in a controllable bio-secure environment, with the ability to be located virtually anywhere in the world on the market's door-step and produce a consistently fresh, high end premium seafood product.

4.3. ADVANTAGES OF THE ECOCELL™ SYSTEM

Major advantages the EcoCell™ system offers over traditional aquaculture systems include:

Environmentally Responsible

The EcoCell™ process uses no chemicals (other than added salts), antibiotics, antimicrobials or growth promotants in its fish feeds or production process. The system maximises water re-use through recycling and there are no unpleasant odours. Fish waste is continually removed from the system and disposed of as liquid or solid fertiliser.

Low Risk Modular Design

The EcoCell™ system is made up of completely separate localised sub-cell units. Each sub-cell (which may be circular or oval) is effectively its own individual stand alone re-circulating unit, comprising of two tanks and a three stage filtration and water recycling system. The required number of sub-cell production units are simply matched to meet the required market demand. As market demand increases, the EcoCell™ system can be easily expanded by introducing additional sub-cell units. Cell Aquaculture intends to license use of the technology for a minimum 50 tonne per annum system.

If by chance a disease or system failure occurred in a particular tank, it is quarantined to that sub-cell only, without any further effect on the rest of the production system which minimises the possibility of a complete system failure – a problem which has devastated many traditional aquaculture producers because of large consequent stock losses.



A Typical 50tonne/EcoCell™ Layout



A Typical EcoCell™ Module Segment



Process Control

During the development of the EcoCell™ system a strong emphasis was placed on risk management. Along with its modular design, there has been a parallel development of a tailored back-up system. A monitoring system immediately alerts operators to any matters requiring attention in the production process. The system also has stand-by power which will automatically commence operation in the event of a local power failure.

Controllable Operating Environment

The EcoCell™ system operates within a fully enclosed, insulated, slightly pressurised and temperature controlled environment. The environment and strict operating protocols, minimise the introduction of contaminants to the EcoCell™ system.

The controllable environment also enables the EcoCell™ producer to maintain low stress growing conditions, regardless of the external climate. Low stress levels result in low mortalities leading to increased productivity.

Quality Fingerlings (Baby Fish) From Planned Company Owned Hatchery

Vertical integration of the "Hatch to Dispatch" process incorporates a consistent and reliable supply of quality Fingerlings (baby fish) to the EcoCell™ system network from the planned Company owned Hatchery incorporating the latest technological advances (refer to Section 4.7).

Fingerlings will be bred from brood stock, under highly controlled conditions, in a bio-secure hatchery environment. Fertilised eggs are intended to be screened using an advanced screening process, currently under development, to allow Cell Aquaculture to select only superior quality Fingerlings for supply to the EcoCell™ network.



Barramundi Fingerlings





EcoCell's water management produces a premium product

- **Advanced Water Management**

The EcoCell™ filtration and water sterilisation systems enables the same recycled water to be used for the entire growth cycle with minimal water top-up required. Clean, pollutant free water which is high in oxygen reduces stress levels and facilitates growth.

The controlled conditions and high water quality of the EcoCell™ system facilitates production of a premium product.

- **Design Features**

The main components of the EcoCell™ system are manufactured by Cell Aquaculture and have been designed to be efficiently transported. The EcoCell™ system can be easily and quickly assembled at any desired destination. The modular design and portability of the EcoCell™ system allows it to be set-up on the desired market's doorstep with suitable production capacity to meet local demand.

- **Consistent Reliable Year Round Production**

The high degree of control and low risk production factors enable EcoCell™ operators to offer produce of consistent volume, size and price. The consistent high quality production from EcoCell™ systems will enable operators to seek internationally recognised quality standard accreditation.

- **Ultimate Freshness**

Produce can be harvested from the EcoCell™ system on a continuous basis. This contrubutes to ultimate freshness as there are no long storage or transport delays.

Given that the system can be established on the market's door step, supply of live produce at a premium price is possible.



4.0 THE CELL AQUACULTURE BUSINESS

4.4 SOURCES OF REVENUE

Cell Aquaculture's sources of targeted revenue include:

- License and consulting fees for the use of EcoCell™ technology.
- Sales of EcoCell™ plant equipment and consumables to Cell Aquaculture's customer network.
- Sales of high quality Fingerlings (baby fish) from the Company's planned Hatchery.
- Profit share from joint venture companies to be established to produce Barramundi and market Cell Aquaculture's technology and EcoCell™ system.
- Marketing fees for the use of the Company's registered Eco-Star™ brand and trade marks.

These are the revenue sources currently expected by the Directors of Cell Aquaculture having regard to current market forces. The revenue sources remain subject to change as effected or governed by market influences.

4.5 MARKETING AND BRANDING

The initial species to be marketed by Cell Aquaculture will be Australian Barramundi (*Lates calcarifer*), a hearty, fast growing fish, with a strong established demand pattern as a premium white flesh game fish in domestic and international markets. Australian Barramundi has high filleting yield and excellent preparation diversity – it can be baked, smoked, pan fried, deep fried, grilled, cooked whole or sashimied.

Cell Aquaculture is also working towards commercialisation of Murray Cod (*Maccullochelli peelli peelli*) and is undertaking research and development for the production of Golden Perch (*Macquaria ambigua*). Murray Cod is highly regarded as a table fish with firm, flaky, delicate, white flesh. The Company has completed a full grow-out trial of Murray Cod in the EcoCell™ system as well as taste testing which has received positive feedback. Golden Perch is a native Australian freshwater fish with current supplies generally only available in very limited numbers as wild caught fish.

The EcoCell™ system's ability to continuously produce consistent quality Australian Barramundi (and potentially other fin-fish) without seasonal volume variation is likely to be attractive to major international seafood buyers, who require consistent supply and product quality. The Company has developed a marketing brand and packaging design for Eco-Star™ products to position fin-fish produced by the EcoCell™ system as a premium seafood product for international markets. Test marketing of the Eco-Star™ brand and product has been conducted in more than 20 countries, with high degree of satisfaction and acceptance. Trademark applications have been taken out to protect the Company's intellectual property.

The Company is actively marketing the sale of its EcoCell™ system through its agent networks and is presently active in the United Kingdom, Europe, Asia, Canada and the United States. In March 2005, Cell Aquaculture exhibited a display at the Boston Seafood Show. This was a successful exhibition for Cell Aquaculture with many opportunities presenting themselves to the Company's delegates. Following completion of this Offer, a comprehensive, strategically focused marketing programme will be implemented to create brand awareness and demand for the EcoCell™ system and Eco-Star™ products.


Cell
Brussel Seafood Show 2004


Cell
Boston Seafood Show 2005


ECO-STAR
Like you caught it yourself



4.6 JOINT VENTURE AGREEMENTS

The Company has executed heads of agreement to enter into joint ventures for the establishment of EcoCell™ production facilities in The Netherlands, India and two in the United States of America using the funds raised by this Offer. The Company intends to establish further joint ventures, subject to the availability of funds. The joint venture production facilities will provide working production display facilities in key markets that will be the showpiece for demonstrating the EcoCell™ system in operation. License agreements will require the joint venturers to sell and distribute products under the Eco-Star™ brand name.

The funds raised under the Offer will fund the Company's investment costs for the establishment of joint ventures (which costs will be allocated on a 50/50 basis between Cell Aquaculture and the joint venture partner). Funding for the Company's share of any additional working capital (if required) is intended to be advanced by way of secured, interest bearing loans made to the joint venture on commercial terms.

Refer to Section 6.2 for use of funds.

Details of the proposed joint ventures can be found in Section 12.1 of this Prospectus.

4.7 FISH HATCHERY

Preliminary development approvals are already in place for the proposed Hatchery at the Company-owned 10,000 m² site in Perth, Western Australia, however, a final decision on the location of the Hatchery is subject to completion of a detailed feasibility study.

The Hatchery will have a capability to supply Australian Barramundi Fingerlings to the EcoCell™ licensed network and expand to meet increased market demand, as required.

The Hatchery is expected to provide recurring revenue for Cell Aquaculture as it will allow the Company to control production and to ensure a consistent supply of quality Fingerlings is available to the EcoCell™ licensed network. The Company already owns premium quality brood stock for production of Barramundi and Murray Cod Fingerlings.

4.8 MANUFACTURING FACILITY

The Company intends to complete the establishment of a facility to manufacture, in house, the specialised proprietary components of the EcoCell™ system for the proposed joint venturers and licensees.

Sales of these components to the EcoCell™ licensed network will generate further revenue for the Company.

4.9 COMMERCIALISATION AND BUSINESS OBJECTIVES

Cell Aquaculture's key business objectives for the commercialisation and development of its business are to:

- Finalise arrangements with its proposed joint venturers for EcoCell™ production facilities in The Netherlands, India and two in the United States of America.
- Promote licensed operators of the EcoCell™ system, and additional potential joint ventures, in Asia, Europe or USA.
- Establish Cell Aquaculture's commercial Hatchery.
- Expand the research and development facility.
- Introduce new species, products and value-adding services.


Barramundi Fingerlings


Fabrication


The value-adding of Barramundi

The board, advisory and management structure of Cell Aquaculture is set out in the chart below:



Board
Leo Boyd (Chairman)
Perryman Leach (Managing Director)
Peter Joseph Burns
David Thomas
Aquaculture Advisory Committee
Managing Director
Perryman Leach
Company Secretary
Ian Gregory
Overseas Joint Venture Operations
Managing Director
Financial Advisor
Alan Thomas
Marketing Manager
Peter Gerard Burns
Operations Manager
Quenton Leach
Fabrication & Installation
Hatchery Manager
Training
Matthew Love

See Section 5.1 regarding Perryman Leach

5.0 DIRECTORS AND MANAGEMENT

5.1 DIRECTORS



Mr Edwin Leith (*Lee*) Boyd
B Bus, Dip Mktg, Adv Cert Bus, CPA, FAICD, ACSA, AFAMI
Non-Executive Chairman

Mr Boyd has extensive and broad ranging senior executive, management consulting and directorial experience gained in a diverse range of industries over the past 30 years. These include industrial engineering, food manufacturing, franchising, retailing and the resource industry sectors.

He has held senior executive positions with such well known companies as Cadbury Schweppes, George Weston Foods, Metro Industries and Foodland and has been a director of a number of public and private companies. He has served as President, or as a Director, on the executive of state and national peak industry bodies. In addition to his directorial duties, Mr Boyd's current professional activities include the provision of corporate advisory and business services to a number of public and private company clients. Mr Boyd maintains CPA status with CPA Australia, is a Fellow of the Australian Institute of Company Directors, an Affiliate of Chartered Secretaries Australia and an Associate Fellow of the Australian Marketing Institute.

Mr Boyd brings to Cell Aquaculture the ability to provide high level direction and input. His broad corporate management experience and strategic business development expertise will provide strong leadership with which to assist the Company and its staff to successfully commercialise its technology and products.



Mr Perryman Leach
MIE Aust
Managing Director

Mr Leach, the creator of the EcoCell™ system, is a civil engineer, project manager and licensed builder. He has extensive experience in, intensive farming methodology of pigs and poultry, abattoirs, small goods processing, chillers and freezer works and pollution control. Mr Leach has an ongoing role in species development and the further advancement of Cell Aquaculture's technologies.

Shortly after the Company is admitted to the Official List, the Company proposes to conduct a comprehensive search and recruitment process for a chief executive officer. Until such time as a suitable candidate is found, Mr Leach will continue as Managing Director of Cell Aquaculture. In any event, Mr Leach will continue as a non-executive director and member of the Aquaculture Advisory Committee.



Mr Peter Joseph Burns
FCMI
Non-Executive Director

Mr Burns is a Fellow of the Chartered Management Institute (London). He developed and managed his own successful marketing business in Europe prior to moving to Australia 17 years ago. Since then he has established a reputation for success in exclusive real estate sales and property development. Peter brings to Cell Aquaculture a comprehensive range of local and international sales and marketing expertise.



Dr David Thomas
B Sc Agric (Hon) Phd
Non-Executive Director

As a food and feed scientist, Dr Thomas has more than 30 years experience with one of Australia's largest food companies. He has significant expertise in areas of feed development, food safety training and both quality assurance and quality systems auditing. Dr Thomas has been instrumental in the development of specific feed diets for the EcoCell™ system.

Dr Thomas has particular expertise in the implementation, operation and audit of quality control systems (*including* international quality standards of HACCP) within the food manufacturing sector throughout Australia.



5.0 DIRECTORS AND MANAGEMENT

5.2 KEY CONSULTANTS

5.2.1 Corporate



Ian Gregory
B.Bus, FCIS, FCPA, FAIBF, MAICD, CD
Company Secretary, The Company Secretariat
Ian Gregory is a professionally well-connected company secretary with over 22 years experience in the provision of company secretarial and business administration services with listed and non listed companies. Ian Gregory provides consultancy services to Cell Aquaculture in his capacity as company secretary.



Alan Thomas
CA
Company Financial Advisor, Hayes Knight GTO
Alan Thomas is a Chartered Accountant and Fellow of the Tax Institute of Australia, with over 20 years experience both in the profession and in medium and large corporations. He has had experience in regulatory compliance, financial management and control, feasibility studies, and due diligence assignments for a wide range of corporations. He is the Managing Director of Hayes Knight GTO Pty Ltd, an accounting and business advisory group. Hayes Knight GTO Pty Ltd is an independent member of the Hayes Knight group, which has offices throughout Australia. Alan Thomas and Hayes Knight GTO Pty Ltd have provided advisory, and accounting and taxation services to Cell Aquaculture for the past 3 years and will continue in an advisory capacity whilst the company's in-house financial management department is developed, including the appointment of a permanent chief financial officer.

5.2.2 Technical/Aquaculture



Intaqt Pty Ltd
Aquaculture Consultant
A Member of the Aquaculture Advisory Committee
Cell Aquaculture has had an ongoing working relationship with Intaqt for over 5 years, which is intended to be strengthened in the future.
Intaqt is a Melbourne based company with primary business interests in freshwater and marine aquaculture. The company's services include assistance with research and development projects. Intaqt is headed by a multi-disciplinary team with professional experience in business management, aquaculture and aquaculture marketing and research in aquatic biology. The majority of their staff are experienced scientists conducting active research programs.

The following Intaqt staff are directly involved in consultation with Cell Aquaculture:



Professor Rocky de Nys
PhD (marine biology), GDipMgt (TechMgt), MRACI, CChem
Rocky de Nys is a director of Intaqt and Professor and Head of the Aquaculture Division at James Cook University, Queensland, Australia's internationally recognised centre for Aquaculture research and education. He has successfully led and supervised complex team based research programs in aquaculture and marine biotechnology. The outcomes of this are 5 international patents, more than 70 internationally peer reviewed scientific publications and the establishment of two recirculating aquaculture farms.



Dr Paul Harrison
PhD (aquatic biology)
Paul Harrison is an experienced scientist and business manager with a background in aquatic biology and in the design and construction of recirculating aquaculture systems. He is a Director of Intaqt and Managing Director of Main Stream Aquaculture Pty Ltd.





5.0 DIRECTORS AND MANAGEMENT

5.2.2 Technical/Aquaculture (cont'd)



Leo Nankervis
BSc (Hons)
Leo Nankervis is presently completing a PhD at James Cook University researching the nutritional control of growth and growth-related hormones in juvenile Barramundi. Leo is an aquaculture specialist who has previously been heavily involved in various Barramundi and Groper research and development projects both in Australia and Indonesia.

5.2.3 Promotional



Warren Mead
Fine Dining Restaurateur
Warren Mead has been involved over many years in the development and operation of a number of Western Australia's leading fine dining seafood restaurants. He provides the Company with advice and counsel in relation to food service marketing concepts and the development of final product, in particular, taste, texture and species selection. He also makes his restaurant facilities available to Cell Aquaculture for promotional purposes.

5.3 Key Personnel



Mr Peter G Burns
B Bus, AIMM, AMAMI
Marketing Manager
Peter G Burns has a Bachelor of Business with a double major in marketing and management. He has held senior management and marketing positions at state and national levels and, prior to joining Cell Aquaculture, he established his own business which was subsequently sold to a large multi-national company. He brings management, marketing and business development skills to the Company.



Mr Quenton Leach
Dip Bus, Cert. Aqua
Operations Manager
Quenton Leach joined the Company in the initial stages of development. Quenton has completed appropriate business and aquaculture studies and has had considerable input into the final design and operation of the system. His hands-on approach has advanced the Company's operations and the EcoCell™ technologies.



Mr Clayton Smith
Dip. Aqua
Company Aquaculturist
Clayton Smith joined Cell Aquaculture in March 2003. He oversees much of the day to day production operations and will play an active role in the Company's planned Hatchery. He completed a Diploma of Aquaculture from Fremantle Maritime TAFE and was awarded the Most Outstanding Student in 2001. He was subsequently employed by TAFE and undertook technical and lecturing duties before commencing employment with Cell Aquaculture. He is currently completing a Bachelor of Science at Murdoch University.



Mr Matthew Love
BSc
Training and Research and Development Manager
Matthew Love has a Bachelor of Science from the University of Western Australia with a double major in marine biology and zoology. This, and subsequent aquaculture studies, makes him well qualified for his role in commercial aquaculture. His role with Cell Aquaculture since October 2001 has primarily been focused on research and development of new species and associated systems development.





6.0 INVESTMENT OVERVIEW

6.1 PURPOSE OF THE OFFER

The net funds to be raised if fully subscribed after paying the costs of the Offer (including brokerage fees), are approximately $4,500,000. The Company reserves the right to accept over-subscriptions of up to $2,000,000.

Funds raised will provide Cell Aquaculture with the financial resources to pursue:

- The promotion, marketing and initial set-up costs of joint venture arrangements as detailed in Section 4.6.
- Promotion of the EcoCell™ systems to potential licensees in the United States, Asia and Europe.
- Research and development.
- The development and construction of the fish Hatchery as detailed in Section 4.7.

6.2 USE OF FUNDS

The funds raised from the Offer will be applied over the 18 months after the Official Quotation Date, as follows:

	Minimum Subscription $5.0m	Maximum Subscription $7.0m
Investment in Joint Venture companies (Section 4.6)	$1,400,000	$2,750,000
Investment in Hatchery (Section 4.7)	$1,100,000	$1,500,000
Cost of Offer (Section 12.13)	$500,000	$620,000
Research and Development	$450,000	$450,000
Working Capital	$1,550,000	$1,680,000
Total funds raised	**$5,000,000**	**$7,000,000**

The Directors are of the opinion that on completion of the Offer, the Company will have sufficient working capital to carry out its stated objectives. If the Maximum Subscription is achieved (A$7m), the Company intends to immediately after the Official Quotation Date proceed to increase the initial planned capacity of its proposed Hatchery and also secure additional joint ventures. The table above reflects the allocation of funds in such circumstances. Should any of the four proposed Joint Ventures in India, The Netherlands or USA not proceed as set out in Section 12.1, the Company intends to use the allocated funds to secure alternate joint ventures (refer also Section 4.9).

The aquaculture industry is consistently expanding and therefore business models are continually evolving. Whilst the Company has committed the funds under this Offer to be expended to meet the key commercialisation and business objectives as set out in Section 4.9, these may be influenced by external market and commercial factors or as new opportunities arise. In order that the Company can respond to these influences, the actual level and break-up of expenditure may differ from the above estimates.



6.0 INVESTMENT OVERVIEW

6.3 CAPITAL STRUCTURE

The pro forma capital structure of the Company is set out below for illustrative purposes to reflect the issued and paid up capital structure of the Company including Shares issued pursuant to this Prospectus:

	Minimum Subscription ($5.0)		Maximum Subscription ($7.0m)	
	Shares	%	Shares	%
Current Shares on Issue	92,709,606	78.8%	92,709,606	72.6%
Now offered for subscription	25,000,000	21.2%	35,000,000	27.4%
Total shares on issue	117,709,606	100%	127,709,606	100%
	Options	%		
Current Options on Issue	18,385,500	86.0%		
Options issued on listing	3,000,000	14.0%		
Total	21,385,500	100%		

There are 18,385,500 Options on issue comprising:

- 14,885,500 Seed Capital Options on issue each exercisable at 35 cents on or before 30 June 2005; and
- 3,500,000 Options exercisable at 20 cents on or before 1 March 2008.

Immediately upon the successful listing of the Company, the following further Options will be issued:

- to the non-executive directors of the Company, 3,000,000 Options (in aggregate) exercisable at 35 cents on or before the date which is 3 years from the issue date of such Options (being the Official Quotation Date).

Save for the exercise price and expiry date, the above Options are or will be on the same terms and conditions as the Seed Capital Options (details of these terms can be found in section 12.9 of this Prospectus).

It is anticipated that approximately 50% of the 92,709,606 Shares currently on issue will be classified as restricted securities by ASX (refer to Section 12.1 (H) for further details).

The new Shares to be issued pursuant to this Prospectus will rank equally to the existing Shares. The rights attaching to the Shares are summarised in Section 12.8 of this Prospectus.

Further details of the Company's capital structure are set out in the Independent Accountant's Report in Section 8 of this Prospectus.

6.4 RISK FACTORS

Prospective investors in the Company should be aware that subscribing for Shares in the Company involves a number of risks. The key risk factors of which investors should be aware are described in Section 11 of this Prospectus. Investors are urged to consider these risks before deciding whether to invest in the Company.

6.5 FINANCIAL FORECASTS

Given the early stages of the development of the Company's business and the uncertainties associated with the Company's business model, together with a lack of history, the Company considers that there is no reasonable basis for the inclusion in this Prospectus of financial forecasts or projections in relation to its business.



6.6 CORPORATE GOVERNANCE

The Company's main corporate governance policies are outlined below.

(a) Responsibility of Board of Directors
The Board is responsible for the overall operation and stewardship of the Company. The Directors' responsibilities include:

- providing input into, and approval of, the Company's strategic direction and budgets as developed by management;
- directing, monitoring and assessing the Company's performance against strategic business plans, and ensuring appropriate resources are available;
- approving and monitoring capital management and major capital expenditure, acquisitions and divestments;
- ensuring that there are adequate internal controls and ethical standards of behaviour adopted and met within the Company;
- ensuring that the business risks facing the Company are identified and that appropriate monitoring and reporting controls are in place to manage these risks whilst acknowledging that such risks will not be totalling eliminated;
- the risk management function requires that mechanisms be in place to review and monitor corporate performance across a broad range of risk and compliance issues affecting assets, personal safety, management, finance, business operations, corporate governance and environmental issues;
- appointing the managing director/ chief executive officer, evaluating the performance and determining the remuneration of senior executives, and ensuring that appropriate policies and procedures are in place for recruitment, training, remuneration, and succession planning; and
- developing initiatives for growth of profits and assets.

The Directors are committed to the principals underpinning best practice in corporate governance, applied in a manner which best addresses their accountability to shareholders. This is supported by an overriding commitment to the highest standards of legislative compliance and financial and ethical behaviour.

Responsibility for managing the business on a day-to-day basis has been delegated to the Managing Director and the management team.

(b) Composition of the Board
The names of the Directors, together with details of their relevant qualifications are set out in Section 5.1. The procedures for election and retirement of the Directors are governed by the Company's constitution and the ASX Listing Rules. Subject to the constitution, the composition of the Board is determined as follows:

- a minimum of half the number of Directors will be non-executive, and it is expected that ordinarily the majority of directors will be non-executive;
- the Board comprises directors with a range of experience encompassing the current and proposed activities of the Company;
- where a vacancy on the Board arises, the Board will select an appropriate candidate through consultation with external parties based on the consideration of the needs of the shareholders and the Company. Any such candidate will be referred to shareholders at the next available opportunity for election at a general meeting.

(c) Aquaculture Advisory Committee
The combined expertise in aquaculture of the Aquaculture Advisory Committee is utilised as a reference by the Board of Directors to strengthen the Company's standing in the aquaculture industry and academia. The members of the Aquaculture Advisory Committee are Professor Rocky de Nys, Mr Clayton Smith and Mr Perry Leach. The qualifications of the members of the Aquaculture Advisory Committee are contained in Section 5.0.

(d) Independent Professional Advice
The Directors may seek independent professional advice on issues arising during the course of their duties, subject to the Chairman's prior approval which shall not be unreasonably withheld.

(e) Letters of Appointment for Non-Executive Directors
Letters of appointment are provided to non-executive directors of the Company setting out the terms and conditions of their appointment.

(f) Remuneration Committee
A Remuneration Committee has been established and consists of Peter Joseph Burns (Chairperson) and Lee Boyd. The Remuneration Committee will meet twice a year. It determines and reviews remuneration arrangements for the Directors and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amounts of emoluments of such officers on a periodic basis by reference to relevant employment market conditions. It will make recommendations to the Board on these matters with a view to ensuring maximum shareholder benefit from the retention of a high quality executive team.

(g) Audit Committee
An Audit Committee has been established and consists of David Thomas (Chairperson) and Lee Boyd. The Audit Committee reviews the performance of the external auditors on an annual basis and will meet with them at least twice a year to review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls and to obtain feedback on the implementation of the recommendations made. The Audit Committee will also review the draft financial statements and audit review reports at year end and half-year end and recommend acceptance or otherwise thereof to the Board.

(h) Ethical Standards
The Board is committed to the establishment and maintenance of appropriate ethical standards to underpin the Company's operations and corporate practices.

(i) Review of Corporate Governance Policies and Practices
On admission to the Official List of ASX, the Board will direct management to review the Company's corporate governance policies and practices in light of the ASX Corporate Governance Council's principals of good corporate governance and best practice recommendations. Following this review, the Board will consider the suitability of any recommendations made by management having regard to the Company's size and operations.



7.0 DETAILS OF THE OFFER

7.1 SHARES OFFERED FOR SUBSCRIPTION

By this Prospectus, the Company is inviting investors to subscribe for 25,000,000 fully paid ordinary shares in the Company at an issue price of 20 cents each to raise $5,000,000 (gross).

The Company has set a minimum subscription under this Prospectus of 25,000,000 fully paid ordinary shares at an issue price of 20 cents each ("Minimum Subscription"). The Company has reserved its rights to accept oversubscriptions of up to $2,000,000. Should oversubscriptions be received, the Directors will exercise their discretion to allot and issue a maximum of a further 10,000,000 shares at 20 cents each under this Prospectus. The maximum amount which may be raised under this Prospectus is therefore $7,000,000 ("Maximum Subscription").

The Offer is open to all public investors. Applications for the Offer must be for a minimum of 10,000 Shares and thereafter in multiples of 1,000 Shares. Applications under the Offer will only be accepted on the Application Form attached to this Prospectus.

The Company may reject any Application or allocate fewer Shares than applied for by any Applicant under this Offer, at its absolute discretion.

7.2 INDICATIVE TIMETABLE

Date of Prospectus:	22 April 2005
Opening Date:	2 May 2005
Closing Date:	2 June 2005
Allotment and issue of new Shares:	9 June 2005
Dispatch of Holding Statements:	13 June 2005
Quotation of Shares on ASX expected:	20 June 2005

Notes:
(1) The Directors reserve the right to vary these dates for any reason.
(2) The Directors reserve the right to close the Offer earlier or later than indicated above, subject to the requirements of the Corporations Act and the Listing Rules.
(3) The above are anticipated dates only.

7.3 APPLICATION OF SHARES

The allotment of Shares to Applicants will occur as soon as possible after the Offer is closed, following which Statements of Share holdings will be dispatched.

It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants who sell Shares before they receive their holding statements will do so at their own risk.

Pending issue of the Shares or return of the Application monies, the Application monies will be held in trust for the Applicants.

The Company retains an absolute discretion in allocating Shares under the Offer. The Company may reject any Application or allocate fewer Shares than applied for by any Applicant under the Offer.

If an Application is not accepted, or is in part only, the relevant part of the Allocation monies will be refunded without interest. The Company will not be liable to any person not allocated Shares.

7.4 MINIMUM SUBSCRIPTION AND OVERSUBSCRIPTION

No new shares will be allotted under this Prospectus until the amount of $5 million gross, being the Minimum Subscription, has been received by the Company. If the Minimum Subscription of $5 million has not been raised within 4 months of the date of this Prospectus, all applications will be dealt with in accordance with section 724 of the Corporations Act.

The Directors have resolved to exercise their discretion should oversubscriptions be received to allot and issue up to a maximum of an additional 10,000,000 shares at 20 cents each (in addition to the Minimum Subscription) under this Prospectus.

7.5 NON RESIDENT INVESTORS

This Prospectus does not constitute an Offer of Shares in any jurisdiction where, or to any person to whom, it would not be lawful to issue the Prospectus or the Offer. Residents of countries outside Australia should consult their professional advisors as to whether any government or other consents are required, or whether any formalities need to be observed should they wish to make an Application to take up Shares on the basis of this Prospectus. No action has been taken to register or qualify the Shares or the Offer or otherwise to permit an offering of the Shares in any jurisdiction outside Australia.

7.6 POSSIBLE ASSISTANCE OF FINANCIAL SERVICES LICENSEES

The Company will pay combined brokerage, commission and/or management fees of up to 6% (exclusive of goods and services tax) of amounts subscribed in respect of valid Applications lodged and accepted at the Company's sole and absolute discretion bearing the stamp of any Financial Services Licensee. Payments will be subject to the receipt of a proper tax invoice from the Financial Services Licensee.

7.7 BROKERAGE AND STAMP DUTY

No brokerage or stamp duty will be payable by Applicants subscribing for Shares.





7.8 ASX LISTING

Within seven (7) days after the date of the Prospectus, the Company will make application to ASX for admission of the Company to the Official List and of the Shares offered pursuant to this Prospectus.

If the Company is not admitted to the Official List, and its Shares are not admitted to quotation within three months after the date of this Prospectus, the Company will not allot or issue any Shares and will repay all Application monies without interest and within the time prescribed by the Corporations Act.

The ASX takes no responsibility for the contents of this Prospectus.

7.9 ESCROW PROVISIONS

Shares issued to promoters, seed capital investors and others prior to the Offer may be subject to the restricted securities provisions of the Listing Rules. Accordingly, a proportion of such Shares, to be determined by ASX, may be required to be held in escrow for a period of time, as determined by ASX (further details provided in Section 12.1(H) of this Prospectus).

7.10 CHESS

Cell Aquaculture proposes to participate in CHESS, operated by ASTC, a wholly owned subsidiary of ASX, in accordance with the Listing Rules and ASTC Settlement Rules.

Under CHESS, the Company does not issue Certificates to investors. Instead, Shareholders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send them a CHESS statement.

The CHESS statement will set out the number of Shares allocated to each holder under the Prospectus and give details of their holder identification number, in the case of a holding on the CHESS sub register. In the case of an Issuer Sponsored sub register, the statement will contain the number of Shares allocated under the Prospectus and the Shareholder's Security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to holders at the end of any calendar month during which the balance of their holding changes. A holder may request a statement at any other time, however, a charge may be incurred for additional statements.

7.11 OPENING AND CLOSING DATES

The Offer will open on 2 May 2005 or such later date as may be prescribed by ASIC (Opening Date), and will remain open until 5.00pm WST on 2 June 2005 (Closing Date) subject to the right of Cell Aquaculture to either close the Offer at an earlier time and date or extend the Closing Date without prior notice. Applicants are encouraged to submit their Applications as early as possible.

No Shares will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.



7.0 DETAILS OF THE OFFER

7.12 HOW TO APPLY

Applications for Shares under the Offer can only be made on the Application Form attached to this Prospectus in Section 15.

The Application Form must be completed in accordance with the instructions set out on the back of the Application Form. Completed Application Forms and accompanying cheques should be lodged at the Company's Share Registry on or before the Closing Date.

By post to:

Cell Aquaculture Limited
C/- Advanced Share Registry Services
PO Box 1156
Nedlands
Western Australia 6909

By delivery to:

Cell Aquaculture Limited
C/- Advanced Share Registry Services
110 Stirling Highway
Nedlands, Western Australia
Telephone: (61 8) 9389 8033
Facsimile: (61 8) 9389 7871

Cheques must be made payable to "Cell Aquaculture Limited Trust Account" and crossed "Not Negotiable". No stamp duty is payable by Applicants.

Applications must be for a minimum of 10,000 Shares at 20 cents per Share. Applications for more than 10,000 Shares must be in multiples of 1,000 Shares.

7.13 ENQUIRIES IN RELATION TO THE OFFER

This Prospectus provides information for potential investors in Cell Aquaculture and should be read in its entirety.

If after reading this Prospectus, you have any questions about any aspect of an investment in Cell Aquaculture, please contact your stockbroker, accountant or independent financial adviser.

7.14 PRIVACY ACT

The Company collects information about each Applicant from the Application Form for the purposes of processing the Application and, if the Application is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information in the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's Share Registry, the Company's related bodies corporate, agents, contractors and third party service providers (including mailing houses), ASX, ASIC and other regulatory authorities.

If an Applicant becomes a security holder of the Company, the Corporations Act requires the Company to include information about the security holder (name, address, and details of the security held) in its public register.

This information must remain in the register even if that person ceases to be a security holder of the Company. Information contained in the Company's register is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

If Applicants do not provide the information required on the Application Form, the Company may not be able to accept or process Applications.

7.15 EXPOSURE PERIOD

In accordance with Chapter 6D of the Corporations Act this Prospectus is subject to an Exposure Period of seven (7) days from the date of lodgement with ASIC. This period may be extended by ASIC for a further period of up to seven (7) days.

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. If this Prospectus is found to be deficient, Applications received during the Exposure Period will be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the Exposure Period will not be processed until after the expiry of the Exposure Period. No preference will be conferred on Applications received during the Exposure Period and all Applications received during the Exposure Period will be treated as if they were simultaneously received on the Opening Date.

7.16 PROSPECTUS DISTRIBUTION

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law. This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make an offer. No action has been taken to register or qualify the Shares or the Offer, or otherwise to permit a public offering of the Shares, in any jurisdiction outside Australia.





Horwath
Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

8.0 INDEPENDENT ACCOUNTANT'S REPORT

1. Introduction

Horwath Securities (WA) Pty Ltd ("Horwath") has been engaged by Cell Aquaculture Limited ("Cell") to prepare this report for inclusion in a Prospectus dated 22 April 2005, and to be issued by Cell, in respect of the proposed issue of 25,000,000 ordinary fully paid shares, at an issue price of $0.20 each to raise $5,000,000. Cell may also accept oversubscriptions of 10,000,000 shares to raise an additional $2,000,000.

All amounts are expressed in Australian Dollars unless otherwise stated.

Expressions defined in the Prospectus have the same meaning as this report.

2. Background

The company was incorporated on 7 March 2000 as Cell Technologies Limited, with the name subsequently being changed to Cell Aquaculture Limited on 8 October 2002. Since incorporation and up to 31 December 2004 the company has issued 92,709,606 shares to raise $5,146,745 (net of costs of raising capital).

3. Capital Structure

This Prospectus is offering 25,000,000 fully paid ordinary shares in Cell at an issue price of $0.20 each, to raise $5,000,000. As at the 31 December 2004 the share holding of the company was as follows:

Shareholders 31 December 2004	Number of Shares	Number of Options
Shares on issue	92,709,606	14,885,500

Following the issue of 25,000,000 shares and the successful completion of the issue, the capital structure and ownership of Cell will be as follows:

Shareholders	Number of Shares	%	Number of Options	%
Current shares on issue	92,709,606	79	18,385,500	86
Public	25,000,000	21		
Immediately upon listing			3,000,000	14
TOTAL	117,709,606	100	21,385,500	100

It should be noted that Cell may accept oversubscriptions of 10,000,000 shares, to raise an additional $2,000,000.

4. Basis of Preparation

This report has been included in this Prospectus to assist investors and their financial advisers to make an assessment of the financial position and performance of Cell. This report does not address the rights attaching to the shares to be issued in accordance with this Prospectus, nor the risks associated with the investment.

The Directors of Cell have requested Horwath to prepare an Investigating Accountant's Report for inclusion in this Prospectus dealing with the following financial and other information:

(i) the reviewed results of Cell for the half year ended 31 December 2004;

(ii) the reviewed statement of financial position of Cell as at 31 December 2004; and

(iii) the proforma statement of financial position of Cell adjusted to include funds to be raised by the Prospectus and the completion of the transactions referred to in Note 2 of Appendix 3.



Horwath
Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

8.0 INDEPENDENT ACCOUNTANT'S REPORT

5. **Scope of Review**

Our review has been conducted in accordance with Auditing Standard AUS 902 "Review of Financial Reports". Our review was limited primarily to enquiries of company personnel, review of the historical and proforma financial information, analytical procedures applied to financial data, performance of certain limited verification procedures and comparison of consistency in application of accounting standards and policies.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

6. **Statement**

Based on our review, nothing has come to our attention that causes us to believe that the financial information as set out in Appendix 1, 2 and 3 does not present fairly:

i) the results of Cell for the half year ended 31 December 2004;

ii) the statement of financial position of Cell as at 31 December 2004; and

iii) the proforma statement of financial position of Cell as at 31 December 2004 adjusted to include funds to be raised by the Prospectus and the completion of the transactions referred to in Note 2 of Appendix 3,

in accordance with the accounting methodology required by applicable Australian Accounting Standards, Urgent Issues Group Consensus Views and the accounting policies adopted by Cell as described in Note 1 and on the basis of the assumptions and transactions set out in Appendix 3.

7. **Subsequent Events**

Other than the matters referred to in Note 10 to Appendix 3, there have been no material items, transactions, or events subsequent to 31 December 2004, which relate to conditions existing at that balance date which require comment or adjustment to the figures in this report.

To the best of our knowledge and belief, there have been no material items, transactions or events subsequent to 31 December 2004, which, although they do not relate to conditions existing at that date, would cause reliance on the figures in this report to be misleading.

8. **Declarations**

(a) Horwath will be paid a fee of $5,000 based upon normal charge rates and professional time incurred in the compilation of information and the preparation of this report. The involvement of Horwath in the preparation of this Prospectus is limited to the preparation of this report;

(b) Horwath was not involved in any other aspect of this Prospectus and did not authorise or cause the issue of any other part of this Prospectus and we have only issued our consent in respect of the inclusion of this report in this Prospectus;

(c) The author of this report does not have any interest in Cell or the shares offered by this Prospectus;

(d) The giving of our consent for the inclusion of this report in this Prospectus should not be taken as an endorsement of Cell or a recommendation by Horwath of any participation in the offer by any intending investors;

(e) The author of this report gives no assurance or guarantee whatsoever in respect of the future success of or financial returns associated with the subscription for shares being offered pursuant to this Prospectus; and

(f) This report should be read as a whole and no part of it quoted, otherwise referred to, or produced without prior written consent of Horwath.

Yours faithfully

HORWATH SECURITIES (WA) PTY LTD

GLYN O'BRIEN
Director
HORWATH SECURITIES (WA) PTY LTD
21 April 2005



Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

STATEMENT OF FINANCIAL PERFORMANCE

APPENDIX 1

	Audited Year 30 June 2003 $	Audited Year 30 June 2004 $	Reviewed Six Months 31 Dec 2004 $
Revenues from ordinary activities	34,872	97,575	58,856
Marketing expenses	(92,505)	(194,164)	(41,818)
Depreciation and amortisation	(88,908)	(102,411)	(55,525)
Employee benefits expense	(77,416)	(320,855)	(153,220)
Borrowing cost expense	(31,582)	(30,576)	(52,561)
Other administrative expenses	(380,826)	(322,111)	(136,890)
(Loss) from ordinary activities before income tax expense	**(636,365)**	**(872,542)**	**(381,158)**
Income tax benefit relating to ordinary activities	313,674	177,805	161,610
(Loss) from ordinary activities after related income tax expense	**(322,691)**	**(694,737)**	**(219,548)**
Total changes in equity attributable to members of Cell Aquaculture Limited other than those resulting from transactions with owners as owners	**(322,691)**	**(694,737)**	**(219,548)**

To be read in conjunction with Appendix 3



Horwath
Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

STATEMENT OF FINANCIAL POSITION

APPENDIX 2

	Note	Audited 30 June 2003 $	Audited 30 June 2004 $	Reviewed 31 Dec 2004 $	Proforma (minimum) $	Proforma (maximum) $
CURRENT ASSETS						
Cash assets	3	66,829	110,309	384,928	4,952,043	6,832,043
Receivables		112,741	53,512	199,932	199,932	199,932
Inventories		30,954	26,235	26,235	26,235	26,235
Other	6	1,664	1,082	830	830	830
TOTAL CURRENT ASSETS		212,188	191,138	611,925	5,179,040	7,059,040
NON-CURRENT ASSETS						
Receivables		2,420	2,420	2,420	2,420	2,420
Property, plant and equipment	4	1,054,446	1,188,496	1,171,958	1,171,958	1,171,958
Intangibles	5	245,767	212,767	196,131	196,131	196,131
Other	6	675,540	971,372	1,290,406	1,223,291	1,223,291
TOTAL NON-CURRENT ASSETS		1,978,173	2,375,055	2,660,915	2,593,800	2,593,800
TOTAL ASSETS		2,190,361	2,566,193	3,272,840	7,772,840	9,652,840
CURRENT LIABILITIES						
Payables		276,789	365,002	161,730	161,730	161,730
Provisions				4,193	4,193	4,193
TOTAL CURRENT LIABILITIES		276,789	365,002	165,923	165,923	165,923
NON-CURRENT LIABILITIES						
Interest bearing liabilities		374,041	1,091,147	323,876	323,876	323,876
TOTAL NON-CURRENT LIABILITIES		374,041	1,091,147	323,876	323,876	323,876
TOTAL LIABILITIES		650,830	1,456,149	489,799	489,799	489,799
NET ASSETS		1,539,531	1,110,044	2,783,041	7,283,041	9,163,041
EQUITY						
Contributed equity	7	3,041,950	3,307,200	5,199,745	9,498,495	11,378,495
Option Reserve					201,250	201,250
Accumulated losses		(1,502,419)	(2,197,156)	(2,416,704)	(2,416,704)	(2,416,704)
TOTAL EQUITY		1,539,531	1,110,044	2,783,041	7,283,041	9,163,041

To be read in conjunction with Appendix 3



Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

NOTES TO THE STATEMENT OF FINANCIAL POSITION AND STATEMENT OF FINANCIAL PERFORMANCE

APPENDIX 3

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The statement of financial position and statement of financial performance (collectively referred to as the "financial statements") have been prepared in accordance with applicable Accounting Standards and Urgent Issues Group Consensus Views. The disclosure requirements of applicable Accounting Standards have only been applied as considered relevant and appropriate.

The financial statements have also been prepared on the basis of historic cost and do not take into account changing money values or current values of non-current assets.

Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

(b) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense shown in the statement of financial performance is based on the operating profit before income tax adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account either as provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the company.

(d) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

(e) Recoverable Amount

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is re-valued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the statement of financial performance.

(f) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus incidental costs to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.


Horwath

Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

NOTES TO THE STATEMENT OF FINANCIAL POSITION AND STATEMENT OF FINANCIAL PERFORMANCE

(g) Property, Plant and Equipment

Property, Plant and Equipment are brought to account at cost or at independent or directors' valuation, less where applicable any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of expected net cash flows which will be received from the assets employment and subsequent disposal.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal. Any realised revaluation increment relating to the disposed asset which is included in the asset revaluation reserve is transferred to the asset realisation reserve.

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, are depreciated over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to a depreciation charge.

The depreciation amount of fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation rate
Buildings	5%
Plant and equipment	5 – 40%

(h) Intangibles

Patents, Technology and Licenses are valued in the accounts at the cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

(i) Research and Development

Costs incurred on research and development projects are deferred to future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial production of the product to which they relate on a straight-line basis over the period of the expected benefit.

Where a grant is received or receivable in relation to research and development costs which have been deferred, the grant shall be deducted from the carrying amount.

Where a grant is received or receivable in relation to research and development costs which have been charged to the profit and loss account during this or a prior financial year, the grant shall be credited to the Statement of Financial Performance.

Where a grant is received in relation to the tax benefit of research and development costs, the grant shall be credited to income tax expense in the Statement of Financial Performance.

(j) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.



Horwath

Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

NOTES TO THE STATEMENT OF FINANCIAL POSITION AND STATEMENT OF FINANCIAL PERFORMANCE

2. ACTUAL AND PROPOSED TRANSACTIONS TO ARRIVE AT PROFORMA STATEMENT OF FINANCIAL POSITION

The proforma Statement of Financial Position reflects the 31 December 2004 Statement of Financial Position adjusted to reflect the effect of the actual and proposed transactions pursuant to the proposed capital raising and shows both the minimum and maximum subscription of shares. The transactions reflected in the proforma are as follows:

a) The issue of 25,000,000 (maximum of 35,000,000) fully paid ordinary shares at an issue price of $0.20 each to raise $5,000,000 (maximum of $7,000,000) pursuant to this Prospectus;

b) Costs associated with the issue of this Prospectus being $500,000 ($620,000 for maximum subscription of $7,000,000);

c) The issue of 3.5 million options (exercisable at $0.20 on or before 1 March 2008) on 1 March 2005 in relation to the capital raising of the Company; and

d) The issue of 3 million options (exercisable at $0.35 on or before the date which is 3 years from the date of listing on ASX), the issue of which is conditional on listing on ASX.

	Audited 30 June 2003 $	Audited 30 June 2004 $	Reviewed 31 Dec 2004 $	Proforma (minimum) $	Proforma (maximum) $
3. CASH ASSETS					
Cash at bank	66,829	110,309	384,928	4,952,043	6,832,043
Proforma adjustments					
Balance as at 31 December 2004				384,928	384,928
Shares issued pursuant to this Prospectus				5,000,000	7,000,000
Prospectus issue costs				(500,000)	(620,000)
Prospectus costs incurred pre 31 December 2004				67,115	67,115
				4,952,043	6,832,043
4. PROPERTY, PLANT & EQUIPMENT					
Plant & Equipment – at cost	261,247	289,011	307,053	307,053	307,053
Accumulated depreciation	(103,113)	(148,861)	(171,311)	(171,311)	(171,311)
	158,134	140,150	135,742	135,742	135,742
Land and Buildings					
Freehold land – at cost	579,610	579,610	579,610	579,610	579,610
Land improvement – at cost	82,300	82,300	82,300	82,300	82,300
Accumulated amortisation	(6,154)	(10,269)	(12,343)	(12,343)	(12,343)
	76,146	72,031	69,957	69,957	69,957
Buildings – at cost	255,236	432,932	434,992	434,992	434,992
Accumulated amortisation	(14,680)	(36,227)	(48,343)	(48,343)	(48,343)
	240,556	396,705	386,649	386,649	386,649
Total land and buildings	896,312	1,048,346	1,036,216	1,036,216	1,036,216
Total property, plant and equipment	1,054,446	1,188,496	1,171,958	1,171,958	1,171,958



Horwath

Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

NOTES TO THE STATEMENT OF FINANCIAL POSITION AND STATEMENT OF FINANCIAL PERFORMANCE

	Audited 30 June 2003 $	Audited 30 June 2004 $	Reviewed 31 Dec 2004 $	Proforma (minimum) $	Proforma (maximum) $
5. INTANGIBLES					
Intellectual property / license	330,000	330,000	330,000	330,000	330,000
Accumulated amortisation	(85,250)	(118,250)	(134,886)	(134,886)	(134,886)
Formation Expenses	1,017	1,017	1,017	1,017	1,017
	245,767	212,767	196,131	196,131	196,131
6. OTHER ASSETS					
Current					
Prepaid borrowing costs	1,664	1,082	830	830	830
Non-current					
Research & development	675,540	971,372	1,223,291	1,223,291	1,223,291
Future Prospectus costs	-		67,115		
	675,540	971,372	1,290,406	1,223,291	1,223,291
Proforma adjustments					
At 31 Dec 2004				1,290,406	1,290,406
Recognition of future Prospectus costs				(67,115)	(67,115)
				1,223,291	1,223,291
7. CONTRIBUTED EQUITY	3,041,950	3,307,200	5,199,745	9,498,495	11,378,495
Proforma adjustments			No. of Shares	$	$
At 31 Dec 2004			92,709,606	5,199,745	5,199,745
Issue shares pursuant to this Prospectus			25,000,000	5,000,000	7,000,000
Costs of capital raising			-	(500,000)	(620,000)
Costs of capital raising - issue of options			-	(201,250)	(201,250)
			117,709,606	9,498,495	11,378,495

It should be noted that Cell may accept oversubscriptions of 10,000,000 shares, to raise an additional $2,000,000; this has been reflected in the "Proforma (maximum)" column.

Options

At 31 December 2004, there were 14,885,500 share options outstanding, exercisable at 35 cents per share on or before 30 June 2005.

A further 3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

Immediately upon the successful listing of the Company, the following further options will be issued:

- to the non-executive directors of the Company, 3,000,000 options exercisable at 35 cents on or before the date which is 3 years from the issue date of such options (being the date of successful listing).

Save for the exercise price and expiry date, these options will be on the same terms and conditions as the Seed Capital Options (as defined in this Prospectus).



Horwath

Horwath Securities (WA) Pty Ltd
ABN 24 009 328 643
A member of Horwath International
128 Hay Street Subiaco WA 6008
Telephone (08) 9380 8400

NOTES TO THE STATEMENT OF FINANCIAL POSITION AND STATEMENT OF FINANCIAL PERFORMANCE

8. COMMITMENTS

As at the date of this report there were no capital commitments for the Company.

9. INTERESTS IN JOINT VENTURES

As at the date of this report the Company had executed Heads of Agreement to enter into four joint ventures agreements with separate partners in the United States of America (2), The Netherlands (1), and India (1). These Heads of Agreement commit the Company and each prospective joint venture partner to form a separate company for the purposes of operating the land based aquaculture system developed by Cell. The Company and the partner will each hold 50% of the issued capital in the new joint venture company. Each Heads of Agreement stipulates that each party will provide initial funding to be used for the purposes of establishing each new joint venture company. The total initial funding committed by the Company under theses Heads of Agreement is AUS$25,000.

10. SUBSEQUENT EVENTS

There have been no other material items, transactions, or events subsequent to the date of this report which relate to conditions existing at that balance date which require comment or adjustment to the figures in this report.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting the International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the economic entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The Company has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the statements of financial performance and financial position as disclosed in this report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the company are as follows:

(a) Income Tax
Income tax will be calculated on the "balance sheet" approach, which will result in more deferred tax assets and liabilities, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.

(b) Impairment of Assets
Under Accounting Standard AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy, which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy, it is likely that impairment of assets will be recognised sooner and that the amount of write-downs charged to the Statement of Financial Performance could be greater.

(c) Equity-based compensation benefits
Equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services.

(d) Comparatives
Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

The above should not be regarded as a complete list of changes of accounting policies that will result from the transition to IFRS. This is because, as yet, not all standards have been analysed nor some decisions made where choices of accounting policies are available. For these reasons it is not possible at present to quantify the impact of the transition to IFRS on the Company's financial position and reported results.



DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

9.0 INDEPENDENT AQUACULTURE EXPERT'S REPORT

EXECUTIVE SUMMARY

Cell Aquaculture Ltd (Cell Aqua) demonstrates a well informed appreciation of the requirements for successful aquaculture development. The company has developed a recirculation system, EcoCell technology, for Barramundi production and has also evaluated potential global markets for Barramundi products, pioneered value added products using this species, initiated research programmes to assist with future self-sufficiency in fingerling supply and even assessed techniques for appropriate farm waste management.

Barramundi, the target species for production by Cell Aqua, is a robust species able to tolerate a range of environmental conditions which make it suitable to production in recirculation aquaculture systems. It is well received in the market and in terms of growth characteristics, using EcoCell technology, preliminary data suggests that it could grow faster than other species of bass farmed in recirculation systems.

The EcoCell technology can supply water quality within the specified limits stipulated by Cell Aqua and which meet the requirements for Barramundi production. According to tank volume and number of individual modules used the EcoCell technology is capable of producing up to 50 tonnes of Barramundi per annum under optimum operating water quality conditions.

The EcoCell technology is suitable for Barramundi production based on fingerling supplies from Australian hatcheries or a future company operated Hatchery. The future development of a commercial Hatchery would enable Cell Aqua to arrange supplies of fingerlings to domestic and overseas markets.

The EcoCell technology is continually being refined to improve performance in terms of system security and production efficiency. Cell Aqua is promoting a range of research programmes not only in recirculation technology but also in relation to the improvement of aqua-feeds and hatchery procedures for commercially important species.

The development of recirculation aquaculture fin-fish production is a significant growth sector in Europe and the US. Market opportunities are available for development of reliable supplies of high quality seafood products close to the markets. There is increasing demand for full traceability of seafood products produced in a more environmentally sustainable manner which takes animal welfare issues into consideration.

There is a significant shortfall in the supply of fingerling or juvenile fish for the on grow sector comprising sea cage and land based farms producing market size fish throughout the Asia Pacific region. This on grow sector of the aquaculture industry is largely dependent on supplies of wild caught fingerlings with limited, sub-standard, supplies from poorly designed hatcheries. Greater uptake of recirculation technology for hatchery development should assist in resolution of this limiting factor.

According to location, consideration needs to be given to economies of farm size to ensure competitive production costs and achieve production volume sufficient to support opportunities for processing and product diversification.

1. Introduction

The current activity of Cell Aqua is the development and commercialisation of recirculating fish production systems. The company has developed its technology over the past 7 years and has as its key objective the development and commercialisation of a complete aquaculture system which will enable the production of fish from "hatch to dispatch".

Dr David Fletcher has been commissioned to undertake an independent assessment of Cell Aquaculture Ltd aquaculture technology referred to as the "EcoCell" system located at Hamilton Hill, Fremantle, Western Australia.

2. Assumptions

It is assumed that all research and production data, research reports, market studies and statements provided by Cell Aqua, company directors and staff are a true and accurate representation of the facts relating to the activities of Cell Aqua and the capabilities of the EcoCell technology.

The consultant conducted an on-site inspection of the production facility at Fremantle between 4-7 January 2005 to confirm the condition of system components and suitability for culture of Barramundi. He discussed the operations of this facility with key staff. It is assumed that the observed conditions of Cell Aqua during the consultants visit reflected a true and accurate version of the general operating conditions and procedures at the farm.

In respect to this report the discussion and comments relate to the production of Barramundi from fingerling to market size fish of 400 – 500g. Its suitability for other species has not been assessed in detail.

3. Qualifications

The author, David Fletcher BSc, PhD, of this report is well qualified to assess the technical capabilities of Cell Aqua's aquaculture technology. Dr Fletcher has operated as an aquaculture consultant for over 20 years. He has worked in SE Asia, S America and the Mediterranean. Since 1996 he has been based in UK where he has been involved in the research and development of land based recirculation farms. The consultant has assessed the potential for recirculation farms and hatcheries in China, Malaysia, Sri Lanka and Europe. He has been working with commercial marine and freshwater recirculation systems for several years assessing the quality of established recirculation farms, resolving problems with failed systems and advising national and local governments as to the capabilities of various production systems.

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

9.0 INDEPENDENT AQUACULTURE EXPERT'S REPORT

4. Independence

The author has no financial, material or other interest in Cell Aqua. Expenses incurred have been reimbursed at cost and a fee for services has been charged at normal commercial rates that are not contingent upon the outcomes of the Prospectus.

5. Previous relationship

The consultant has had no prior relationship with, and has not previously provided advice to, Cell Aquaculture Limited. In November 2004, the consultant issued a quotation to provide advice to a third party (who is not a related party nor controller of Cell Aquaculture) in relation to the possible development of an aquaculture project in the UK using Cell Aquaculture technology. No engagement has arisen from the quotation and the issue has not developed any further.

6. Scope of Report

Dr Fletcher was engaged by Cell Aqua to prepare an independent technical report for inclusion in its initial public offering Prospectus, the scope of which report is as follows:

a) a review of Cell Aqua's "Technology", including a discussion on:
  i) what the technology purports to do;
  ii) whether the technology accomplishes what it purports to do.
b) a review of the "Market Applications" of the technology, including a discussion on:
  i) potential markets for the technology;
  ii) the importance of the technology;
  iii) market growth drivers and prospects.
c) a review of "Competition" including a discussion on:
  i) what competing products are available in the marketplace;
  ii) the unique features of Cell Aqua's technology.

7. Summary of Information Sources

Information has been derived from 4 sources.

i. Discussions with Cell Aqua directors, staff and site inspection from 4 – 7 January, 2005.
ii. A range of reports, documents, data and a draft company prospectus provided by Cell Aqua.
iii. Published scientific reports in peer reviewed journals.
iv. Discussions with academics working with Cell Aqua on collaborative projects.

8. Cell Aqua Technology

Cell Aqua's technology is based on the concept of land based recirculation aquaculture systems (RAS) which is an aquatic food production method other than the use of ponds, flow through land based tanks or sea cages. There are a range of systems available on the market with varying performance capabilities. In general, RAS technology is applicable to the culture of both fin-fish and invertebrates found in either fresh or sea water environments. Essentially, RAS involve the recirculation of a significant proportion of the same water from the fish production tanks through a series of mechanical filters, solids concentrators, biofilters, sterilizers and oxygen injectors before being returned to the fish tanks at the appropriate temperature for optimum fish growth. Cell Aqua's technology, referred to as the EcoCell technology, is based on this principle with a number of modifications designed to meet specific market opportunities where there is a demand for fresh / live fish production close to the main markets.

The target species to which this report refers is Barramundi, *Lates calcarifer*. This species is considered to be well adapted to culture in RAS exhibiting good growth at high stocking densities. It is generally a robust species not overly sensitive to standard farming operations such as grading or culture conditions which might occasionally be sub-optimal. It is considered to have high culture potential in Australia particularly if producers diversify into a range of processed products to avoid the commodity label and manage to further reduce production costs through increased efficiencies. There exist good export markets for fresh and live product.

9. The EcoCell Technology

This section discusses Cell Aqua's claims for its EcoCell technology, the supporting evidence and the consultant's response to such claims. According to Cell Aqua the EcoCell technology is a modular seafood production system:

9.1. that can be established anywhere in the world provided essential services are available

The EcoCell technology system benefits from the standard asset of RAS technology in that it allows Barramundi culture to be performed wherever the essential services of power, freshwater and waste disposal facilities are available. This includes brown field sites or sites unsuited to other forms of fish production and where potential conflict with other land users precludes aquaculture development using other production methods.

9.2. that allows for expansion of production to meet market demand.

The modular form of the EcoCell technology would allow for expansion through additional units to increase production at a specific site. The EcoCell technology could allow for diversification of the species base on one site assuming that the technology can be adapted to meet the environmental requirements of different species. The system could allow for flexibility of production in terms of the species base and market products in a competitive seafood market.

9.3. with innovative design and operational features for recirculation aquaculture

The EcoCell technology system does have a number of specific features that might be novel for RAS systems:

i) Module approach extends the options for location of this technology in either purpose built or pre-existing buildings allowing for provision of seafood close to market a reality for Barramundi.

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

9.0 INDEPENDENT AQUACULTURE EXPERT'S REPORT

ii) The purpose built belt filters should reduce unitary costs for this component compared to available products on the market. Filter design should allow easier parts replacement and some construction materials could present fewer corrosion problems than those experienced with systems currently available when used under saline conditions. The use of mains freshwater for solids removal from the belt filter could present a saving in operational costs for individual filters compared to other models on the market using system water.

iii) The combined UV and ozone injector system may present a novel approach to using these processes for water quality control.

iv) The cellular approach allows for sequential stocking of different modules as the fish grow and are periodically graded as they approach market size.

v) Compared to some commercial recirculation systems the EcoCell technology system is less complex in design and with appropriate technical and infrastructure support should offer opportunities to less experienced personnel to diversify into the seafood business for direct market supply.

vi) The EcoCell technology system is applicable to coastal or inland regions where ambient climate conditions would not support Barramundi production.

vii) Security of EcoCell technology units ensures that un-intentional release of non-endemic species to the environment is far less likely. This fact is particularly important where governments are striving to prevent the introduction of exotic species but wish to diversify the seafood production base.

9.4 that promotes optimal survival and growth, food conversion ratios and survival rates

Data was supplied for a number of individual batches of Barramundi produced for the market using the EcoCell technology. A well designed RAS farm should achieve a minimum 90% survival from fingerling to market size fish although clearly there will be a degree of variation according to selected species. Survival of 95-97% in some commercial marine RAS farms is not unusual while cage farms can experience lower survival values of 75-85%. A mortality rate for Barramundi of less than 10% to market size under normal operating procedures was recorded using EcoCell technology. While Cell Aqua has previously experienced mortality rates higher than 10% this is not unexpected while the technology was being developed and the farm is experimenting with new approaches and equipment. Generally RAS farms should be able to operate consistently at <6% mortality and such standards are usually achieved as experience is gained. According to data supplied EcoCell technology systems have produced batches of fish where mortality rates were below 6%.

Barramundi grown in an EcoCell technology system achieve weights of between 400-500g in about 6 months which meets expectations of the industry for this species (Tucker, et al., 2002). In Europe, the potential of Cell Aqua to deliver the production technology for a euryhaline species like Barramundi that might compete with traditional species in terms of production characteristics in RAS may be an advantage. Certainly, in terms of growth rates the indications are that Barramundi may compete with the European sea bass in RAS farms.

The food conversion ratio is an indicative value of the efficiency with which administered feed is converted into fish flesh. It provides information to the farm operator on the effectiveness of the feeding strategy employed by the farm, the quality of feed and the impact of water quality on the efficiency of feed utilisation by the fish. Systems which support low mortality might also reflect improved food conversion ratios as shown by some production batches in the EcoCell technology systems. Food conversion ratio values of 1.48 to 0.86:1 (Williams et al. 2003), 1.5 – 1.8:1 (Glencross et al., 2003) and 0.98 to 1.08:1 at 26 - 29°C (Glencross, 2004) have been reported in experimental trials with Barramundi. However, under commercial farm conditions food conversion ratios of 1.6 to 1.8:1 have been reported with commercially available feeds (Barlow et al., 1996) although under efficient, well designed farm conditions a food conversion ratio of 1.3:1.0 should be possible.

Cell Aqua has reported food conversion ratios below 1.1:1.0. Assuming this value is representative of normal operating efficiency with which feed is utilized by Barramundi in an EcoCell technology system then, apart from good husbandry, it emphasizes the suitability of this species to culture using recirculation technology.

9.5 that provides optimal conditions of temperature and oxygen supplies while removing toxic nitrite and ammonia

a) Temperature
The EcoCell technology comprises an insulated building with temperature control using air conditioners that allow the pumping of cooler night air to reduce daytime temperature increases. Heat exchangers control the temperature of air supplies to the biofilters. In general, optimal temperatures for Barramundi growth are believed to range between 26-29°C (Glencross, 2004). In an RAS operating at high stocking densities approaching the upper maximum temperature of this range may not be advisable. The data supplied by Cell Aqua indicates that the EcoCell technology was capable of maintaining temperatures slightly below or within the optimum range indicated by Glencross (2004) for optimum Barramundi growth. This would be the ideal situation with regard to stock safety and optimal growth.

b) Oxygen
The EcoCell technology specification for dissolved oxygen (DO) concentration is 4 – 7mgl^{-1}. While the mean operating DO level for production batches was well within the specified system range DO levels did very occasionally decline slightly below 4mgl^{-1}. Cell Aqua intends

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

9.0 INDEPENDENT AQUACULTURE EXPERT'S REPORT

to recommend use of circular tanks rather than the current 'D' – ended raceway design for commercial applications. This approach should facilitate optimal DO concentrations in commercial systems since circular tanks are better suited to removal of suspended solids which can influence bacterial activity and DO levels. In addition, it was also clear that Cell Aqua were actively making improvements to the biofilter design and operation which should also assist in improved management of water quality.

c) Nitrite
The EcoCell technology specification for system nitrite levels is <10.0mgl^{-1}. Nitrite levels recorded from production data supplied by Cell Aqua ranged between 0.1 – 1.2mgl^{-1} at salinities below 5ppm. One record of water nitrite concentration was measured at 1.5mgl^{-1} at the higher salinity of 26.6ppm. Consequently, the EcoCell technology system maintains nitrite levels within the range specified for the technology. In addition, since the system is operated under brackish water conditions (<5ppt salinity) the existence of chloride ions in the water will also reduce any toxicity associated with the nitrite ions. It should also be emphasized that some of the higher nitrite readings (1.5mgl^{-1}) were recorded during experimental trial work rather than a commercial scale production period under normal operating procedures.

d) Ammonia
The EcoCell technology specifications for system ammonia levels is <0.1mgl^{-1}. According to data and information supplied by Cell Aqua ammonia levels do not exceed this upper limit during production indicating efficient biofilter operation within the EcoCell. With respect to Barramundi production in RAS the ability of the operator to physically manipulate water pH and salinity which both influence ammonia levels and greatly facilitates the practical protection of the stock from any ammonia increases in the event that such a problem develops.

e) Carbon dioxide
The EcoCell technology specification for system carbon dioxide is <25mgl^{-1}. The EcoCell technology recorded operational levels were well within this range indicating efficient carbon dioxide stripping and removal from the system.

f) Nitrate
The EcoCell technology specification for system nitrate is <200mgl^{-1}. Data from production runs during 2004 / 05 confirm that the system was operating below this limit.

g) pH and salinity
pH and salinity control in the EcoCell technology is dependant on daily management by staff manipulating the levels of salt, freshwater and sodium bicarbonate added to each unit.

9.6. with secure operation at stocking densities up to 50kgm^{3}

The production data made available by Cell Aqua demonstrates achievable stocking densities of between 42 – 48kg/m^3 using EcoCell technology and this level is commensurate with densities achieved in some commercial freshwater recirculation farms for species other than Barramundi. Stocking densities of 40-50kg/m^3 are considered suitable for Barramundi and the EcoCell technology system is able to support this species within this range under optimal water quality conditions.

9.7. with minimal water usage and loss associated with water purification

One of the most significant sources of water loss in RAS farms occurs during the purification of contaminated water from the fish production tanks. This is usually associated with protein skimmers in marine systems and the use of belt or drum filters for removal of solids >50μ.

The belt filter developed by Cell Aqua uses a separate mains freshwater supply for removal of the solid waste from the nylon filter screens. This is clearly a saving in terms of avoiding water loss from the production system. Some RAS farms use system water for back flushing filters which can constitute a significant loss of energy since this water will have been purified and possibly heated prior to entering the production system. EcoCell technology systems appear to replace only minimal amounts of system water on a daily basis. During freshwater (<5ppt) production operations Cell Aqua reports that less than 5% of system water is replaced daily.

A level of 5% or less daily water replacement is within the expected range that an efficient RAS farm would be expected to operate. The reported FCRs, growth rates and survival of Barramundi in the production system indicate that EcoCell technology is capable of supporting adequate conditions for culture of this species at the low rates of water replacement reported when system water quality and management is optimal.

9.8. that reduces opportunity for disease spread

The modular form of the EcoCell technology system may limit the immediate spread of disease between separate modules in the same building. However, disease organisms can travel via contaminated equipment, workers and aerosol methods. Consequently, elimination of disease transmission between modules in the same building cannot be guaranteed. However, where a larger production facility is sub-divided into a number of smaller units housed in separate buildings then disease transmission to the entire farm might be limited with strict husbandry controls.

Other than farm personnel, the most likely source of disease transmission to any RAS is via the fingerling supply from another hatchery. Cell Aqua has experienced such an event and the company has sensibly realised the necessity to become self-sufficient in fingerling supply thereby reducing the risks of inferior quality fingerlings entering future commercial operations.

Hygiene appeared good at Cell Aqua with foot baths containing clean disinfectant, high quality work-tops and facilities for footwear changes prior to entering the

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

fish production room. EcoCell technology documentation indicates that make-up water is sterilised and air supplies for biofilter operation are both filtered and sterilised prior to entering the production tanks. Bacterial levels in the recirculating system were at levels normally detected in stable, well functioning RAS. Separate nets were being used for each module and the general internal and external appearance of the building was very clean and well maintained.

9.9. with no smell

Efficiently managed and well designed RAS farms are not generally associated with any obnoxious smells as is sometimes experienced with other production systems. This is due to the nature of RAS farms where waste water is rapidly processed, waste solids quickly removed from the farm and mortalities are generally at low levels. This fact is critical when units are to be located in rural or urban locations. No indications as to the nature of the activities at Cell Aqua could be detected immediately outside (or inside) the fish production units.

9.10. that does not require use of chemicals or antibiotics

The only chemicals seen to be used at Cell Aqua were sea salt for salinity control and sodium bicarbonate to maintain optimum pH levels. These are both normal operating procedures for RAS farms maintained at a salinity of 5ppt. It is a universal fact of RAS management that the continual recycling of water through biological filters causes a gradual decline in pH value which has to be buffered using bicarbonate. There was no indication of prophylactic medication of the stock observed during the visit to Cell Aqua. Visually, fish appeared in good health apart from some split fins but no sickly animals were observed. According to Barlow et al. (1996) Barramundi are reluctant to feed from the water surface. However, feeding activity in the EcoCell system could only be described as vigorous with fish feeding freely at the water surface. This is a positive sign of fish health and condition.

9.11. that virtually eliminates the risk of a complete system failure and hence massive stock loss

Theoretically, system failure of EcoCell technology could occur either at an individual module level or at the entire EcoCell unit level through a mains power failure. The EcoCell technology system incorporates flow monitor alarms such that failure of water (and hence oxygen) supply to any individual tank is detected quickly over any 24h period. A complete system failure due to mains power failure is supported by automatic power generation via an on-site generator. The modular design of the system does reduce the risk to the entire farm stock in that no single water pump supports the whole farm production in any one building.

9.12. that has been designed to operate under salt water, freshwater or a combination of both to support culture of a range of seafood species

The majority of data supplied relating to EcoCell technology operation was based on production of Barramundi under conditions of freshwater or low salinity <5ppt. One report was provided describing attempts by Cell Aqua to grow Barramundi using EcoCell technology at higher salinities 5 – 28ppt. This study was not successful for reasons which were not conclusively identified by the research programme. The report proposed a number of potential possibilities to explain the results such as the quality of the salt used to raise the salinity in the production system and lower oxygen availability under saline conditions. Potassium deficiency in the salt used to raise the system salinity was considered to be a likely cause of the problem. The trial was repeated using sea salt (with normal potassium levels) to raise the salinity from 0ppt to 35ppt over a 2 week period. In this instance mortality was reported to be much reduced and the fish were marketed.

Barramundi is a euryhaline species functioning well under a range of salinities. The EcoCell technology supports production of this species under low saline conditions (<5ppt). The taste of the final product was not reported to be effected by water salinity conditions. In addition, other commercially important species that Cell Aqua is considering for immediate exploitation using EcoCell technology are freshwater species.

10. Current Market Applications for Recirculation Technology

RAS technology is proving to be of particular relevance both in the hatchery and on-grow sectors. The relative importance of each sector for RAS technology tends to be regional. The application of RAS technology as applied to hatchery operations differs from that used for production of market size fish. The following discussion relates to the general application of RAS technology in terms of its ability to optimise fish production.

10.1. RAS and hatchery operation

10.1.1. The salmonid industry

In several countries such as Canada, Scotland and Norway recirculation technology has become well established as a tool for improving management, production and profits in the salmon industry. The use of recirculation hatcheries for smolt production and acclimation to saline conditions has played a critical role in ensuring that the smolt are ready at precisely the time when sea conditions are optimal for transfer to cages. In the marine sector, RAS technology has become crucially important in the expansion of the Mediterranean aquaculture industry.

10.1.2. Mediterranean marine fin-fish industry

Most European commercial hatcheries use recirculating water systems for all the different stages of Mediterranean fish rearing from broodstock to fingerlings several grams in weight. Despite a higher initial investment relative to flow-through systems, this technology reduces production costs mainly because much less energy is required for heating and

9.0 INDEPENDENT AQUACULTURE EXPERT'S REPORT

the survival rate of the fingerlings is much higher. The introduction of recirculation systems has sped up the development of reliable and cost effective hatcheries. Commercial pre-growing units with recirculating systems are now used to produce fish weighing several tenths of a gram at the end of the cold season. This increases the productivity of cage structures, offers the possibility of introducing the fish into less sheltered areas and improves attempts to meet market demand (Blancheton, 2000).

10.2. RAS and grow out to market size fish

RAS technology has already been proven for market production of some freshwater species but the real economic potential for marine species remains unclear although there is an increasing number of marine grow out units being constructed. This latter market will be more restricted until companies can consistently demonstrate the production economics of marine RAS.

11. Market Opportunities for Recirculation Technology

The demand for increased production of seafood has been combined with even more stringent demand for product traceability and environmental control over production techniques. Consequently, land based recirculation aquaculture is one area realising increased development. Current markets for the introduction of RAS technology include both new hatchery operations and the production of market size fish.

11.1. Fingerling production

World total demand for fish and fishery products is projected to expand by 49 million tonnes by 2015. Demand will be greatest in developing countries. Aquaculture will have an increasing share of total production maybe as high as 40% and mariculture in the Asia-Pacific region will play an important role. Barramundi, the species under consideration for this report is included with a vast range of commercially important tropical marine and freshwater species for which the supply of fingerlings to the ongrow sector in Asia-Pacific is severely limited.

In Asia, apart from the general demand for seafood supplies, specific markets like the live reef food fish (LRFF) trade offer attractive business opportunities for both market size fish production and the fingerlings needed to supply the end product. Recent estimates, based on declared imports of LRFF into Hong Kong alone, put the annual volume of trade into Hong Kong at 13-14,000 tonnes, with a retail value of approximately US$400 million. As there is no requirement for the approximately 100 Hong Kong licensed live-fish transport vessels to declare imports entering Hong Kong by sea, these estimates are almost certainly lower than actual imports, which are more likely to be 15-20,000t annually (Sim, 2004). The total regional trade has been estimated to be as high as 30,000t per year (Sadovy et al. 2003). By 2010 seafood is expected to supply more than 50% of protein consumption per capita in China. Marine fish culture is relatively small in tonnage, but it is the fastest growing sector of the marine aquaculture industry. Culture of marine fish has been growing at an average rate of 27% a year since 1986.

Much of the fish culture in this region is based on wild caught supplies of fingerlings or supplies of sub-standard stock from poorly designed hatcheries. The greater use of RAS in hatcheries could make a significant contribution to improving production.

11.2. Market size fish production

In the seafood supply (market size fish) sector the general production technique using recirculation technology has potential to target markets for:

i) Low volume satellite farms. A modular recirculation unit may support the concept of satellite farms supplying marketable Barramundi into centralised processing plants. This is the model established in parts of Europe for eel production where agricultural farmers with insufficient experience to undertake large scale fish production in excess of 100tonnes are able to diversify from traditional meat production by constructing small eel production plants in existing agricultural buildings. Under the guidance and management of an experienced central farm which governs supplies of juvenile eels and controls processing the farmers are able to diversify agricultural farm income at a lower risk.

ii) Production of fresh product close to niche markets such as the live fish trade for Asian markets within Europe and the US.

iii) Exploitation of specific market opportunities for RAS technology in Asia in relation to the direct supply of live market size fish to the LRFF trade. For instance, the ability of Hong Kong to meet its domestic requirements for LRFF is increasingly limited. In the past two decades, the primary production from aquaculture (marine and freshwater) industry in Hong Kong has decreased from 9,500 metric tones in 1988 to 3,600 metric tones in 2003. Hong Kong remains the major destination for consumption of LRFF but of growing interest is the expanding market associated with increased incomes in mainland China.

12. The Importance of RAS Technology

There are several areas where the strictly controlled environment provided by recirculation aquaculture system technology can present improved opportunities for sustainable fish production:

- RAS promote opportunities for food production with reduced environmental impact. In a flow-through fish farm the water needed to produce 1kg of fish is around 200 - 300m^3. After use the polluted water

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

is returned to the environment often without treatment. This traditional activity is generally profitable but with an environmental cost, and is today facing administrative restrictions in many regions. In a closed recirculation system up to 95% of the water may be recycled. Consequently, there is a significant reduction in water requirements.

- RAS allows collection of the solid farm waste which can then be recycled into value added products. This process is feasible irrespective of climate since there are high valuable products that can be produced for the leisure and farming industries irrespective of location.
- RAS ensure a remarkable steadiness of all rearing parameters and offer the possibility to fix them at pre-determined species-specific values. This stability of water quality enables the fish density to be significantly increased and allows for controlled growth rates. This allows specific market demands to be targeted.
- RAS permit a more humane slaughter of fish. The ability to use a rapid slaughter technique is advantageous for both ethical and flesh quality reasons.
- RAS allow such a high level of control over the culture environment that implementation of a Hazard Analysis Critical Control Point (HACCP) plan is feasible. The gradually increasing pressure for "green" products has lead to greater attention being devoted to rearing conditions and handling procedures (Muir, 1998). The implementation of a HACCP plan allows traceability, assists in the production of a safer product for the consumer and ensures a consistent marketable product (Muir & Bostock, 1994).
- Greater system control promotes reduction of the risk factor. Cage and flow-through systems are more susceptible to meteorological, pathological and ecological events. Sudden pollution incidents are also high risk factor for these culture systems.
- They provide a degree of isolation for the stock from the influences of the surrounding environment such as drought, cold winters, disease and changes in water quality due to pollution or algal blooms. Equally, properly designed and managed RAS prevent the escape of farmed stock and any pathogens to the wild.
- Within reason RAS may be located at sites totally unsuitable for other forms of land based culture. These can include 'brown field' sites or locations nearer to the main markets.

13. Market Growth Drivers and Prospects.

13.1. Market demand for seafood and fingerling supplies

There is a global demand to increase local aquaculture production of a diverse species range, involving minimal environmental impact, while meeting increasingly strict market demands for high quality and traceable seafood products. In many regions these factors support the concept of establishing RAS farms for market size fish production. The critical factors to consider in terms of the market and economics for RAS farms producing market size fish will include a range of factors according to target country, species and regional markets. Principal in these considerations will be the economies of farm size, ease and security of RAS operation and capital cost of construction for any particular RAS package. Coupled with the demand for improved supplies of seafood is the need for reliable fingerling supplies.

13.2. Economics of land based recirculation technology

Ultimately, it remains that fish production costs in RAS will be the critical factor in the uptake of this technology. Wilton & Boschman (1998) demonstrated that the real financial savings to be gained by the salmon industry through implementation of RAS included reduction in costs for pumping water, heat loss, water surcharges and wastewater treatment. Although political and environmental forces were tightening the parameters of water use and limiting the geographical areas in which farmers could operate they concluded that it was the actual cost of production that was encouraging the industry to adopt RAS.

Similarly, in the marine sector Blancheton et al. (1996) compared the annual cost of producing 300 tonnes of sea bass in a RAS with a pump ashore flow through system. They demonstrated that the investment cost of the recirculating system was higher than traditional flow through farms due to the requirement of high quality insulated buildings for the production tanks. However, RAS allowed higher stocking densities and thermal control shortened the production cycle allowing controlled supplies to the market. This fact resulted in a drastic decrease of other investment items like rearing tanks and pumping stations. Blancheton (2000) reported 50% savings on heating costs alone using recirculation as opposed to flow through systems for sea bass production.

13.3. Competition in the RAS market

There are a number of RAS packages available on the European and American markets mostly targeting the on-grow sector although increasingly the technology is being applied to the hatchery production of fingerlings. While this is a highly competitive market there remain opportunities for new RAS technology that reduces production costs for identified species while maintaining high system security for livestock.

Some commercial freshwater RAS farms for the production of market size fish have been established for many years largely for the production of tilapia and European eel. Marine RAS farms are being built targeting high value flatfish species such as turbot and halibut which are unsuited to cage culture or species which simply demonstrate inferior growth in land

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

based flow through systems. Increasingly, companies are realising the benefits of RAS for producing other species such as European sea bass in Europe, halibut in Canada and Kingfish in New Zealand. European sea bass have traditionally been farmed in the warmer parts of the Mediterranean where cage culture is the normal practice. In recent years, it has been demonstrated that this species may be farmed in RAS farms at near market locations where colder ambient environmental conditions would preclude traditional cage or pond culture.

RAS technology is specifically highlighted in the European aquaculture research programmes as an area for continued development indicating the level of support within the established aquaculture sector for RAS technology. However, it remains that apart from the freshwater sector commercial marine RAS farms producing market size fish have yet to break through the profitability barrier. An RAS system designed to produce a euryhaline species like Barramundi under low salinity conditions could possibly have a market advantage over more complex RAS systems designed specifically for marine species.

14. Specific Features of Cell Aqua technology.

14.1. Modular approach

The EcoCell technology units appear relatively simple to maintain and operate which could be a competitive market advantage for specific applications. The general appearance of the EcoCell technology system was a non-complex, self-contained modular unit which should be attractive to non-specialised sectors of the seafood market requiring supplies of live or fresh products particularly of high quality species like Barramundi.

14.2. The water purification system

One notable problem with many commercial marine and freshwater RAS farms is the inability of the technology to resolve the problem of the brown 'tea' stained coloration of the water in the production tanks. This coloration develops due to the accumulation of specific metabolic by-products from the fish and a lack of knowledge about how such products should be removed. Unresolved, the staining effect reduces quality of the final product and limits production criteria in the RAS. Generally, the staining effect is resolved through improved system management using ozone (O_3) to break down the metabolic products.

The use of ozone by some aquaculturists is often avoided due to an inability to master its safe use in terms of ensuring fish health. Cell Aqua has succeeded in utilizing ozone in this respect to achieve clear system water conditions. It was noted that some of the 'D' ended raceway tanks with higher stocking densities at Cell Aqua did retain an extremely faint discoloration and some suspended particulate material circulated in the tanks. However, levels of suspended particulate material in the tanks at any particular time vary according to the feeding regime. The indicative levels observed were not considered detrimental to the health of Barramundi. The intended use of circular tanks in commercial applications should favor a more rapid suspended solids removal from the water.

14.3. Waste management

The technology utilised by EcoCell technology for dewatering the farm effluent solids was not seen in operation so a statement as to its efficiency can not be offered. The technical process was however fully explained and its potential noted. It was also noted that flocculants were required to improve efficiency of this solids dewatering approach and the additional cost to overall fish production is unclear. However, what is most important is that Cell Aqua has actually considered the problem of dealing with the solid waste produced by the farm. The dewatering of effluent waste from both freshwater and marine land based farms should not be considered a problem but a potential opportunity. There are numerous techniques available on the market for solids recycling and suited to each particular farm environment or location. Both in the tropics and temperate regions techniques are available for recycling effluent waste from land based farms to produce value added products that can improve the economic viability of the core aquaculture business while eliminating the farm effluent problem (Heilskov & Holmer, 2001; Lanari & Franci, 1998).

14.4. Processing, research and development

Cell Aqua has approached the development of RAS with a fully integrated concept as to the essential requirements for successful aquaculture development. Some key points include:

a. The company has implemented in-depth global studies into the markets for Barramundi both in terms of volume trade and the acceptability of fresh, live and processed products by the international market. Several value added products were sampled during the visit and these were considered excellent in taste, texture and presentation. The packaging of the products was attractive and highly striking.

b. The company has realised the importance of being self-sufficient in fingerling supply. This is a critical development not only in terms of minimising fish production costs when using EcoCell technology for market size fish production but also in terms of ensuring consistency and quality of fingerling supply. In this respect, the company has established firm collaborative R & D programmes with commercially orientated academics capable of assisting the company with resolving real issues pertinent to the commercial production of Barramundi and other commercial species like Murray Cod and Golden Perch. These include the development of improved hatchery techniques for commercial fish species and refinement of diets specific to Barramundi culture.

DR DAVID J FLETCHER
AQUACULTURE CONSULTANT
GWYNEDD LL5A 5TT
NORTH WALES
UNITED KINGDOM

15. Disclaimer

All due care has been taken in the analysis and interpretation of data supplied in this document. The statements and opinions contained in this report are provided in good faith and in the belief that they are not false or misleading.

To the maximum extent permitted by law, the consultant does not take responsibility, and expressly disclaims in any way whatsoever to any person in respect of Cell Aqua's Prospectus, including any errors or omissions therein, arising through negligence or otherwise however caused, other than this report.

The assumptions and predictions are provided on the clear understanding that any commercial action taken based on the accuracy of the estimates is a decision of the user of the information and is taken on a personal or an own risk basis. This document has been prepared to provide technical information only and does not represent investment advice.

16. Consent

The author of this report gives consent for this report to be included in the Prospectus by Cell Aquaculture Ltd and to be dated 22 April 2005.



Dr David J Fletcher
Independent Aquaculture Consultant
26 March 2005

References

Barlow, C.K. Williams & M. Rimmer (1996) Sea bass culture in Australia. Infofish International, Vol 2/96 pp 26-33.

Blancheton, J.P., La Pomélie & Vincent, M. 1996. Potential gains through new rearing technologies: Culture in recirculation systems. pp. 189 - 205. International Workshop on: Seabass and seabream Culture: Problems and Prospects,Verona, Italy, October 16 - 18, 1996.

Blancheton, J.P. Developments in recirculation systems for Mediterranean fish species. Aquacultural Engineering 22 (2000) 17–31.

Glencross, B. 2004. The nutritional management of barramundi, Fisheries Research Contract Report No. 8. Department of Fisheries, Western Australia. 40p.

Glencross, B., Rutherford. N. and Hawkins, W. 2003. Determining waste excretion parameters from barramundi aquaculture. Final Report for Aquaculture Development Fund of WA Fisheries Research Contract Report No. 4. Department of Fisheries, Western Australia. 48 pp.

Heilskov, A.C. & Holmer, M. 2001. Effects of benthic fauna on organic matter mineralization in fish-farm sediments: importance of size and abundance ICES Journal of Marine Science, 58: 427–434.

Lanari, D. & C. Franci, 1998. Biogas production from solid wastes removed from fish farm effluents. Aquatic Living Resources 11 (4) (1998) 289 – 295.

Muir, J. F. 1998. The European Experience with Production Intensification in: Proceedings of the Second International Conference on Recirculating Aquaculture, p. 210-227. Virginia Polytechnic Institute and State University, Roanoke, Virginia, July 16 – 19. (eds. G.S.Libey & M.B.Timmons)

Muir, J.F. & Bostock, J.C. 1994. Measurement and control in aquaculture processes – new directions for the information revolution? In: Measures for Success: Instrumentation and control in aquaculture. EAS, Bordeaux, France, March 23 – 25. EAS Special Publication No. 21 Oostende, Belgium.

Sadovy, Y.J., Donaldson, T.J., Graham, T.R., McGilvray, F., Muldoon, G.J., Phillips, M.J., Rimmer, M.A., Smith, A. and Yeeting, B. (2003). While Stocks Last: The Live Reef Food Fish Trade. Asian Development Bank, Manila, Philippines. 147 pp.

Sim, S.Y. 2004. Some insights into the live marine food fish markets in the region. Asia-Pacific Marine Fin-fish Aquaculture Network Magazine, July-September 2004 (No. 2).

Williams, K.C., Barlow,C.G., Rodgers, L., Hockings, I., Agcopra, C. & Ruscoe, I. 2003. Asian seabass *Lates calcarifer* perform well when fed pelleted diets high in protein and lipid. Aquaculture 225: 191–206.

Wilton S. & Boschman R. 1998. The Pacific Northwest Experience with Production Intensification Through Recirculation. Proceedings of the Second International Conference on Recirculating Aquaculture. Virginia Polytechnic Institute and State University Roanoke, Virginia, July 16-19, 1998, pp.201 - 209. (eds. G. S. Libey & M. B. Timmons).



Australian Murray Cod



WRAY

PO Box Z5466
St Georges Terrace Perth WA 6831
Telephone + 61 8 9216 5100

10.0 PATENT ATTORNEY'S AND TRADEMARKS REPORT

1. Introduction

This report on the patent and trade mark portfolio of Cell Aquaculture Ltd ("Cell Aquaculture") has been prepared for inclusion in a Prospectus to be dated on or about 22 April 2005 in connection with the issues of 25,000,000 shares at an issue price of 20 cents each.

The intellectual property of Cell Aquaculture, insofar as it relates to patents, is directed to an aquaculture system and, insofar as it relates to trade marks, is directed to aquaculture produce.

Wray and Associates act as patent and trade mark attorneys for Cell Aquaculture and have been requested to report on the present status of the intellectual property rights in respect of which it is acting for that company.

2. Cell Aquaculture Technology

The Cell Aquaculture technology, the subject of this report, is directed to an aquaculture system, and more particularly to an aquaculture system based on a sealed environment utilising a recirculating water treatment and filtration process involving both mechanical and biological filtration.

3. Patents – Background and Strategy

A patent is an exclusive monopoly granted to the owner of an invention for a period of 20 years (in most cases), subject to payment of renewal fees to maintain the patent in force. In return, the owner must fully disclose the invention in a patent document. As the holder of a patent gains a monopoly, owners are able to use patents to stop other parties using their patented technology and to thereby gain a significant competitive advantage.

Patents generally need to be obtained in each country where a monopoly is of interest. Whilst there is no such thing as a "World Patent", various international treaties exist so that priority from an initial patent application filed in one country is recognised in most other countries.

The initial application establishes what is known as a "priority date" for the invention. The priority date is the date from which "newness" of an invention is judged. It is a fundamental requirement of the patent system that the invention must be "new" at the time of lodging the patent application. Newness in this sense is judged in relation to what was publicly known or used at the priority date of the application. In addition, an invention in respect of which patent protection is sought must also be "inventive" and comprise an advance over what was previously known.

If patent protection is to be pursued in a multitude of countries, it is common to proceed to the next stage by filing an international application under the Patent Cooperation Treaty (PCT).

The PCT system allows for a single patent application to be filed covering a multitude of PCT member countries. The PCT application itself does not mature into an international patent, but at the end of an international phase steps can be taken to file separate applications in any or all of the PCT member states designated in the original PCT application.

In each country in which a patent application is filed, the application is eventually subject to examination by the relevant patent authorities where it may undergo amendment and revision before a patent is granted.

In some instances, regional patent applications may also be filed designating countries for which protection is sought. In particular, a European patent application may designate countries which are members of the European Union and some other European countries. A European patent application is processed centrally and in a single language. If the application is ultimately successful following examination, it leads to grant of a European patent. The European patent is effectively a bundle of national patent rights in countries when it is made effective. The national patent rights need to be maintained and enforced separately in the individual countries.

Regional patent applications (including European applications) can be designated in PCT applications.

Patent applications often take three to five years, and sometimes even longer, before they are granted. Before grant, a patent application is considered to be "pending".

4. Cell Aquaculture Patent Portfolio

Cell Aquaculture has acquired its patent portfolio by virtue of a technology acquisition agreement dated 10 August 2001 between Cell Aquaculture (then known as Cell Technology Ltd) and Insulok Pty Ltd ("Insulok") as well as Perryman James Leach and Wendy Judith Leach.

The patent portfolio comprises three patent applications filed in the name of Insulok. The assignment of the patent applications to Cell Aquaculture will in due course be recorded at the respective patent offices.

Particulars of the patent applications appear in the table below:

Country	Application Number
Australia	2002248973
Europe	02717846.6
USA	10/475,244

In the European application, the following countries have been designated:

Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Lichtenstein, Luxemburg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Each of the patent applications listed above derives from international application PCT/AU02/00481 filed on 18 April 2002, and has a priority date of 18 April 2001 established by Australian provisional patent application PR4472.

As part of the international phase of international application PCT/AU02/00481, an international preliminary examination report issued identifying that certain aspects of the agriculture system were new, although not sufficiently inventive to warrant patent protection. We do not necessarily share the view expressed in the international preliminary examination report, as we are of the



WRAY
PO Box Z5466
St Georges Terrace Perth WA 6831
Telephone + 61 8 9216 5100

opinion that there is an aspect of the aquaculture system which could possibly provide the basis for patent protection, albeit of a limited nature. Each country will examine the respective application on its merits, and there will be an opportunity to argue the case in support of the patentability of the invention.

5. Cautionary Remarks

Examination of intellectual property rights is always complex and is an imprecise art.

Patents are normally granted only for inventions which are new and inventive, involving an advance over what was previously known. These concepts often involve a degree of subjective interpretation, and so there can be no assurance that patent applications will result in the grant of a patent following the examination process. In addition, there can be no assurance that any patent which is granted in a particular country will be valid and enforceable in that country. There are many grounds upon which a patent application may be refused and upon which a granted patent may be found invalid, including its technical interpretation and the technical interpretation of the prior art.

It should be noted that the grant of a patent does not necessarily entitle the patent owner to utilise the invention which is the subject of that patent. Examination of a patent examination only considers questions of novelty and obviousness of the invention, and does not consider the issue of infringement. It is possible for an invention for which a patent has been granted to also infringe an earlier patent which is in force. If this is the case, the patent owner may have patent rights but may not be entitled to utilise the invention until such time as the earlier patent is no longer in force.

The scope of patent rights may not necessarily be sufficient to deter competitors, as there may be commercially feasible alternatives, or the scope may be narrowed during the application process to an extent that protection ultimately afforded may not be sufficient to deter competitors.

6. Trade Marks

Cell Aquaculture is the owner of various trade marks, and is applying for, or has obtained registration, of those trade marks in various jurisdictions, particulars of which are set out below:

Country	Mark	Number	Classes	Status
Australia	ECO-STAR	897544	29,31	Registered
Australia	ECOCELL	919128	29,31	Registered
Australia	CELL	1043532	11,29,31	Pending
Australia	Fish logo	1043531	29,31	Pending
Germany	ECO-STAR	829220	29,31	Pending
Germany	ECOCELL	829221	29,31	Pending
India	ECO-STAR	136865	29,31	Pending
Ireland	ECO-STAR	829220	29,31	Pending
Ireland	ECOCELL	829221	29,31	Pending
Malaysia	ECO-STAR	4013378	31	Pending
Malaysia	ECO-STAR	4013379	29	Pending
Poland	ECO-STAR	829220	29,31	Pending
Poland	ECOCELL	829221	29,31	Pending
United Kingdom	ECO-STAR	829220	29,31	Pending
United Kingdom	ECOCELL	829221	29,31	Pending
USA	ECOCELL	829221	29,31	Pending

Of the applications lised above, those designated by numbers 829220 and 829221 are applications made under the Madrid Protocol concerning the International Registration of Marks.

The trade marks CELL and the FISH logo are the subject of Australian trade mark applications filed on 24 February 2005. Under the provisions of an international arrangement, known as the Paris Convention, there will be an opportunity for Cell Aquaculture to file corresponding applications in various other countries and regions of interest within six months of the Australian filing date. If corresponding applications are filed in other countries of interest within the six months, then the foreign applications will take the benefit of the priority date of 24 February 2005 established by the Australian applications.



PO Box Z5466
St Georges Terrace Perth WA 6831
Telephone + 61 8 9216 5100

7. Declarations

Intending investors should consult their own professional advisers for independent advice as to whether an investment in Cell Aquaculture pursuant to the Prospectus is appropriate for their individual circumstances. The future success or financial returns associated with acquiring shares pursuant to this Prospectus will depend upon the success of the research and development work, operational, technical, managerial, financial, taxation, legislative, market forces and other variables which are outside the scope of this report. We have not been requested to consider or evaluate these matters and have not done so. Intending investors should also note that:

(i) the involvement of Wray & Associates in the preparation of this Prospectus is limited solely to the preparation of this report;

(ii) Wray & Associates and the writer have no interest in Cell Aquaculture, however, Wray & Associates will be paid normal commercial fees for the preparation of this report and any other services provided to Cell Aquaculture in the future;

(iii) the giving of our consent to the inclusion of this report in this Prospectus should not be taken as an endorsement of Cell Aquaculture or its technologies or a recommendation by Wray & Associates of the merits of any investment in Cell Aquaculture; and

(iv) Wray & Associates gives no assurance or guarantee whatsoever in respect of the future success or financial returns associated with the acquiring the shares being offered pursuant to this Prospectus.

Yours sincerely
WRAY & ASSOCIATES



John King
19 April 2005





Australian Golden Perch





11.0 RISK FACTORS

In any investment, risks associated with the Company are present. Careful consideration should be given to those risks that are raised in this Prospectus prior to making a decision to invest. Some of the risks can be managed, while others are outside of the control of the Company and cannot be managed. Investors should consider the risks raised in this Prospectus prior to deciding to apply for Shares in the Company.

The following outlines the risks that the Directors feel should be considered and is not exhaustive.

11.1 KEY PERSONNEL

The Company has dedicated personnel in its Facility. However, there is a risk that trained personnel may leave for whatever reason and the loss of these individuals could impact on the development, expansion and financial success of the Company.

11.2 EXCHANGE RATE RISK

Payments for equipment, licenses and Fingerlings are based in Australian dollars and the exchange rate is constantly changing between countries, thus future revenue streams cannot be accurately predicted.

11.3 INTELLECTUAL PROPERTY

The Company regards its patents (under application), copyrights, trademarks and trade secrets as important. While the Company relies on patents and copyright law, trade secret protection and duties of confidence with its key personnel and other third parties to protect its intellectual property rights, steps the Company takes to protect its intellectual property rights may be inadequate. Thus, unauthorised use of the Company's intellectual property and system may have an adverse effect on the financial success of the Company.

11.4 MARKETING RISK

Even though the EcoCell™ system has been developed over the last *seven years*, there has been no outright sale of the system. The Company is managing this risk by formulating a marketing strategy involving entering into joint ventures with partners in targeted countries (and has entered into heads of agreement to enter into joint ventures in The Netherlands, India and USA). Whilst fish produced in the EcoCell™ system have been successfully taste tested in countries targeted for the EcoCell™ system, any one or all of the targeted consumer markets generally or environmental lobby groups may disagree with market results to date, which would have an adverse affect on the perceived value of the fish.

11.5 ECONOMIC FACTORS

Economic factors such as currency exchange, inflation, interest rates, levels of taxation, supply and demand variables, industrial disputation affect the operational costs, fish prices and distribution. While the EcoCell™ system minimises this process, the Company's future revenue streams and hence Share price may be affected by such factors beyond the control of the Company.

11.6 RAW MATERIALS

The interruption of the supply of Fingerlings to an EcoCell™ system in Australia or overseas would prove a risk to the Company. The planned production of a hatchery for Fingerlings will seek to minimize this risk, however in the event of an interruption of supply the Company may be forced to draw on other hatcheries to obtain Fingerlings supply. The Company cannot guarantee the availability of supply of Fingerlings. Further, the Company is exposed to the risks associated with transporting Fingerlings within Australia and to overseas countries. An adverse event causing the interruption on supply of Fingerlings may detrimentally impact on the Company's financial performance.

Interruption to feed supplies to any of the Company's joint ventures may have a negative impact on the financial results of the Company. To mitigate against this, a back-up crisis management *programme* will be implemented under the Quality Control System detailing alternate feed suppliers and auditing the primary supplier.

11.7 GOVERNMENT POLICY CHANGE

The policy of governments in countries around the world change over time. The Company recognises such changes, and although working with various government departments changes in government policy are beyond the control of the Company and may have an impact on aquaculture.

11.8 PRODUCTION RISK

In some instances, the Company will rely on other parties to achieve the stated production from the EcoCell™ system. While all endeavours will be made to train prospective customers in fish handling (including purchasing of consumables), supply operating manuals and to offer after hours support, the Company cannot guarantee that disease, infection and interruption to consumables supply will not affect production optimisation. Such events would detrimentally impact on the Company's financial performance.

11.9 FINANCING REQUIREMENTS

The Directors expect that the proceeds of the Offer will provide sufficient capital to allow the Company to meet its stated objectives. However, the Directors believe that future borrowings or capital raising (which cannot be guaranteed by the Company) may be necessary to capitalise on market expansion.

11.10 APPROVALS

The Company has investigated the requirements (including quarantine requirements) relating to Fingerling movement into many countries to



11.0 RISK FACTORS



enable the EcoCell™ system to operate. However, there is a risk that the Company (or potential joint venturer or licensee) does not have or cannot obtain all necessary permits and or approvals to comply with all regulatory requirements in the overseas countries targeted by Cell Aquaculture which would impact on the operation of the EcoCell™ system in such country.

11.11 PRODUCT LIABILITY INSURANCE

The sale and supply of the EcoCell™ system generally is likely to require product liability insurance. A failure to obtain, or have available to it, such necessary and any other appropriate insurance coverage is a risk which may detrimentally impact on the Company.

11.12 GENERAL RISKS

Such factors as taxation and accounting practices, government legislation or intervention, terrorists, natural disasters, environmental damage or pollution, social upheaval and war may affect the prices of product and or equipment. As a result the Company's revenue flow may be affected by what is beyond the control of the Company. Furthermore, general movements in the world stock markets and general economic conditions, both locally and globally may affect the Company's share price.





12.1 SUMMARY OF MATERIAL CONTRACTS

In the opinion of the Directors, the contracts summarised below together with the executive services agreement referred to in Section 12.5 are material to the terms of the Offer and the operations of the Company's business and as such are believed to be relevant to potential investors in the Company.

(A) Dutch Joint Venture – The Netherlands
(50% Cell, 50 tonne per annum facility)

Cell Aquaculture entered into a Heads of Agreement with a private company based in The Netherlands dated 14 January 2005 to establish a Joint Venture in The Netherlands.

Cell Aquaculture has also entered into an Agency Agreement with a related company of the proposed joint venture partner to be appointed as its sales and marketing agent in The Netherlands (see Section 12.1(F)).

The President of the proposed Dutch joint venture partner visited Cell Aquaculture's Fremantle operations in January 2005, accompanied by his legal and accounting advisors and his operations manager who undertook the initial training program.

The key terms of the Heads of Agreement for the Dutch Joint Venture are:

(a) that the parties will incorporate a joint venture company in The Netherlands for the purposes of operating the land based aquaculture system developed by Cell Aquaculture. A newly incorporated Dutch based company will be used for this purpose and Cell Aquaculture will hold 50% of the issued capital of the joint venture company for the purposes of the Joint Venture;

(b) that the parties will negotiate and execute a formal shareholders deed embodying the commercial terms of the Joint Venture and setting out how the Joint Venture will manage its affairs and carry on its business (Shareholders Deed), the terms of which were substantially agreed under the Heads of Agreement; and

(c) the obligations of the parties are conditional upon both parties obtaining funding of a satisfactory amount (to be determined by each party in their reasonable discretion) for the purposes of fulfilling their obligations under the Shareholders Deed, such condition to be met on or before 30 June 2005.

(B) United States Joint Venture - East Coast
(50% Cell, 50 tonne per annum facility)

Cell Aquaculture has entered into a Heads of Agreement with a private company based in the United States dated 7 February 2005 to establish a Joint Venture on the East Coast of the United States of America.

Cell Aquaculture has also entered into an Agency Agreement with a related company of the proposed joint venture partner to establish a sales and marketing outlet in the South East of the USA (see Section 12.1(F)).

Considerable market feasibility, financial modelling and pricing studies have taken place for this venture over the past six months. A number of potential sites have now been identified and applications for all necessary approvals are currently being compiled.

The key terms of the Heads of Agreement for the East Coast of the United States Joint Venture are:

(a) that the parties will incorporate a joint venture company in the United States for the purposes of operating the land based aquaculture system developed by Cell Aquaculture. Cell Aquaculture will hold 50% of the issued capital of the joint venture company for the purposes of the Joint Venture;

(b) that the parties will negotiate and execute a formal shareholders deed embodying the commercial terms of the Joint Venture and setting out how the Joint Venture will manage its affairs and carry on its business (Shareholders Deed), the terms of which were substantially agreed under the Heads of Agreement; and

(c) the obligations of the parties are conditional upon both parties obtaining funding of a satisfactory amount (to be determined by each party in their reasonable discretion) for the purposes of fulfilling their obligations under the Shareholders Deed, such condition to be met on or before 30 June 2005 unless extended by the parties.



West Coast - USA Joint Venture.



The Netherlands Joint Venture.




Discussions with potential EcoCell licensees

(C) Indian Joint Venture
(50% Cell, 50 tonne per annum facility)

Cell Aquaculture has entered into a Heads of Agreement dated 26 January 2005 to establish a Joint Venture in India.

Cell Aquaculture has also entered into an Agency Agreement with a related company of the proposed joint venture partner to establish a sales and marketing outlet in India and Malaysia (see Section 12.1(F)).

A long relationship has been developed with Cell's Indian Joint Venture partner, who is an Indian businessman with strong business ties also into Bangladesh, Sri Lanka and Malaysia.

The key terms of the Heads of Agreement for the Indian joint venture are:

(a) that the parties will incorporate a joint venture company in India for the purposes of operating the land based aquaculture system developed by Cell Aquaculture. Cell Aquaculture will hold 50% of the issued capital of the joint venture company for the purposes of the Joint Venture.
(b) that the parties will negotiate and execute a formal shareholders deed embodying the commercial terms of the Joint Venture and setting out how the Joint Venture will manage its affairs and carry on its business (Shareholders Deed), the terms of which were substantially agreed under the Heads of Agreement; and
(c) the obligations of the parties are conditional upon both parties obtaining funding of a satisfactory amount (to be determined by each party in their reasonable discretion) for the purposes of fulfilling their obligations under the Shareholders Deed, such condition to be met on or before 30 June 2005 unless extended by the parties.

(D) United States Joint Venture - West Coast
(50% Cell, 50 tonne per annum facility)

Cell Aquaculture has entered into a Heads of Agreement dated 3 March 2005 to establish a Joint Venture in the West Coast of the United States of America.

Considerable market feasibility, financial modelling and pricing studies have taken place for this venture over the past six months. A number of potential sites have now been identified and applications for all necessary approvals are currently being compiled.

The key terms of the Heads of Agreement for the West Coast of the United States Joint Venture are:

(a) that the parties will incorporate a joint venture company in the United States for the purposes of operating the land based aquaculture system developed by Cell Aquaculture. Cell Aquaculture will hold 50% of the issued capital of the joint venture company for the purposes of the Joint Venture.
(b) that the parties will negotiate and execute a formal shareholders deed embodying the commercial terms of the Joint Venture and setting out how the Joint Venture will manage its affairs and carry on its business (Shareholders Deed), the terms of which were substantially agreed under the Heads of Agreement; and
(c) the obligations of the parties are conditional upon both parties obtaining funding of a satisfactory amount (to be determined by each party in their reasonable discretion) for the purposes of fulfilling their obligations under the Shareholders Deed, such condition to be met on or before 3 June 2005 unless extended by the parties.



12.0 ADDITIONAL INFORMATION

(E) Agreement with James Cook University

By an agreement dated 9 October 2004 between Cell Aquaculture and James Cook University (Townsville, Queensland), the parties agreed to the development and implementation of a research hatchery for Barramundi. The research program is to develop a research hatchery in Townsville and conduct experiments as to bio-security of hatchery supply and also to investigate the performance of fertilised eggs of barramundi, larval barramundi and juvenile barramundi in response to transport stress, using simulated transport. The project is anticipated to be completed in June 2005.

Pursuant to the agreement with James Cook University, the ownership of all intellectual property (including any invention, discovery, method or process of manufacture, drawing or design, patent or right to apply for a patent, copyright or rights in the nature of copyright) which arises in the course of the research project, including reports, shall be retained by James Cook University. However, James Cook University grants to Cell Aquaculture an irrevocable royalty free worldwide and non-exclusive licence to reproduce in any manner the contents of any report furnished by James Cook University to Cell Aquaculture in the course of the research project.

(F) Agency Agreements

Cell Aquaculture has entered into Agency Agreements covering the indicated territories:

Expiry of Term	Territory
30 June 2006	India & Malaysia (exclusive)
30 June 2006	The Netherlands, Germany, Belgium, Luxemberg (exclusive)
30 June 2006	Southern USA (non-exclusive)
30 June 2006	East Coast USA (exclusive)
30 June 2005	Singapore, Thailand (non-exclusive)
8 June 2005	Western Canada (provinces of British Columbia, Alberta, Manitoba and Saskatchewan) (exclusive)

The Agency Agreements are on usual commercial terms for the purposes of the Agent offering the land based aquaculture operation developed by Cell Aquaculture (Licensed Production Facility) for sale, within the designated territory as set out in the relevant Agency Agreements, as goods manufactured or sourced by Cell Aquaculture, according to Cell Aquaculture's marketing documentation, specifications, prices and terms and in accordance with any sample or model supplied by Cell Aquaculture. The agreements provide that Cell Aquaculture will pay a commission to the Agent upon an introduced customer making payment for a Licensed Production Facility on specified commercial terms. The Agent must use its best endeavours to promote the sale of the Licensed Production Facility within the designated territory and enhance the reputation of both the Licensed Production Facility and Cell Aquaculture as the creator of the Licensed Production Facility and Cell Aquaculture may in its absolute discretion accept or reject any offers from prospective customers to acquire a Licensed Production Facility. Either the Agent or Cell Aquaculture may terminate the agreement by written notice within 30 days of the end of the term and Cell Aquaculture may terminate the agreement by giving 4 weeks notice or if the Agent commits a breach of the agreement, becomes a bankrupt or is guilty of conduct which in Cell Aquaculture's opinion is prejudicial to Cell Aquaculture's interests. If the agreement is terminated (other than for gross negligence or misconduct) Cell Aquaculture will pay all commissions earned by the Agent as a result of a customer being introduced by the Agent to Cell Aquaculture during the term of the agreement for a period of 12 months after termination.

(G) Consultancy Agreement with Intaqt

By agreement dated 14 March 2005, the Company and Intaqt Pty Ltd agreed that Intaqt would provide aquaculture consultancy services to the Company on the following key terms:

(a) for the provision of services to the Company via Intaqt being appointed as a member of the Company's Aquaculture Advisory Committee. Intaqt's role on this Committee will be fulfilled by at least one of Intaqt's directors being available to sit on this Committee, as required from time to time, to a maximum of 8 hours per month of consultancy services;

(b) the appointment is for a one year term. A monthly retainer fee of $1,000 is to be paid to Intaqt monthly in arrears;

(c) either party may terminate this appointment by giving 2 months notice in writing;

(d) should the Company require Intaqt to provide consultancy services in relation to a special project, the scope for such services will be separately defined and the fees for such consultancy services will be agreed in writing between the parties based on Intaqt's standard consultancy terms.



12.0 ADDITIONAL INFORMATION

(H) Share Restriction Agreements

As a condition of the Company gaining admission to the Official List, certain of the securities issued by the Company are likely to be classified by ASX as "restricted securities" and will be required to be held in escrow for varying periods. The maximum period will be 2 years from the date of Official Quotation. At the date of this Prospectus, the number of securities that will be required to be held in escrow and the relevant escrow periods are unknown.

The escrow provisions might apply to the existing Shareholders and other holders of securities that are "related parties" or "promoters" of the Company for the purposes of the ASX Listing Rules. ASX may review these requirements during consideration of the Company's application for admission to the Official List.

As at the date of this document, the Company considers it likely that share restriction agreements will be entered into prior to listing on ASX, the effect of which (in aggregate) will be:

Parties to Restriction Agreements	Total Shares held	Restricted Shares	Restriction Period - from the date of listing on ASX
Pre-IPO investors who are not "related parties" or "promoters" of the Company	40,968,612	2,704,128	various
Pre-IPO investors who are "related parties" or "promoters" of the Company	42,575,369	41,401,936	24 months
New IPO investors and certain pre-IPO investors not subject to escrow	34,165,625	Nil	Nil
Total Shares on issue at completion of Offer (assuming Minimum Subscription)	**117,709,606**	**44,106,064**	

(I) Employment agreements

Cell Aquaculture has employed its key personnel based on standard commercial employment terms. The company has entered into an employment relationship with Peter Gerald Burns, Marketing Manager, and Quenton Leach, Operations Manager, (both of whom are also related parties to the company) for a fixed 1 year term deemed to commence on the date of Official Quotation.

12.2 SUBSTANTIAL SHAREHOLDERS

The Directors expect that the substantial shareholders of the Company will be as follows, assuming that the Minimum Subscription of 25,000,000 Shares are issued under the Offer and the relevant parties do not participate in the Offer (although it should be noted that these parties are not restricted from selling their Shares prior to the Official Quotation Date or participating in the Offer):

Substantial Shareholder	Relevant interest in Shares	Percentage Interest post completion of Offer
Jarq Holdings Pty Ltd*	17,070,001**	14.5%
Brian Featherby	9,429,000**	8.0%
Peter Joseph Burns	9,176,668**	7.8%
Strata Mining Corporation Limited	9,165,625	7.8%

* Jarq Holdings Pty Ltd is a company associated with Mr Perryman Leach

** All of these shareholdings will be escrowed for 24 months from the Official Quotation Date.



12.0 ADDITIONAL INFORMATION

12.3 COMPANY TAX STATUS

The Directors expect the Company will be taxed in Australia as a public company.

12.4 LITIGATION

The Company is not involved in any material litigation or arbitration proceedings, nor, so far as the Directors are aware, are any proceedings pending or threatened against the Company.

12.5 INTERESTS OF DIRECTORS

Directors Shares & Options Holding

At the date of this Prospectus the relevant interest of each of the Directors in the Shares and Options of the Company is as follows:

Director	Shares(1)	Options(2)
Mr Lee Boyd	nil	nil
Mr Perryman Leach	17,070,001	3,935,000
Mr Peter Burns	9,176,668	2,814,500
Dr David Thomas	1,330,000	449,200

Notes:
(1) The Directors may subscribe for Shares under this Prospectus.
(2) Mr Lee Boyd, Mr Peter Burns & Dr David Thomas will each, upon the successful listing of the Company's Shares on ASX, be issued 1,000,000 Options to subscribe for Shares at an exercise price of 35 cents each on or before the date which is 3 years after the date of issue, being the Official Quotation Date.

Directors' Remuneration

The names and descriptions of the Directors of Cell Aquaculture are set out in Section 5 of this Prospectus.

Non-executive Directors fees to be paid by Cell Aquaculture following admission of the Company to the Official List, will not exceed $200,000 in aggregate per annum. These fees have been approved by the Company in a general meeting on 21 December 2004. The non-executive Directors will, following admission of the Company to the Official List, be paid $40,000 each per annum in directors' fees.

A Director may be paid fees or other amounts if the Directors' so determine where a Director performs special duties or otherwise perform services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties. Mr Boyd and Dr Thomas have performed special consulting services to the Company in relation to this Offer and have been compensated at normal commercial rates on an hourly basis for these services.

In addition to the non-executive Directors' fees disclosed above, the following executive service arrangement has been entered into:

Perryman Leach Executive Service Agreement

The Company has entered into an executive services agreement with Mr Perryman Leach dated 21 April 2005 under which the Company and Mr Leach have established an employment relationship for a 1 year term deemed to commence on the date of Official Quotation, with a 1 year option to extend granted to the Company. Mr Leach is employed as Managing Director of the Company and is required to undertake the duties and perform the functions with respect to the business conducted by the Company. From the date of Official Quotation, Mr Leach will be remunerated $150,000 per annum, inclusive of superannuation and other entitlements. The Company may terminate the agreement for cause or by giving 1 months' notice to Mr Leach.

Prior to Official Quotation, Mr Leach has been paid fees for consultancy services provided to Cell Aquaculture.



Directors Interests

Other than set out above or elsewhere in this Prospectus, no Director has, or had within two years before lodgement of this Prospectus with ASIC, any interest in:

(a) the promotion or formation of the Company;
(b) property acquired or proposed to be acquired by the Company in connection with its promotion or formation or the Offer; or
(c) the Offer.

Except as set out above, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Directors:

(a) to induce them to become, or to qualify them as, a Director;
(b) for services rendered by them in connection with the formation or promotion of the Company or the Offer; or
(c) it shall be noted that Mr Perryman Leach through his private company Insulok Pty Ltd has within the 2 years before lodgement of this Prospectus received payments totalling $286,947.28 as the balance of consideration for the sale of intellectual property and plant necessary for the commercial development of EcoCell™ to Cell Aquaculture. Cell Aquaculture has fully completed this acquisition agreement and thereby acquired title to the relevant assets.

12.6 INTERESTS OF PERSONS NAMED

Other than set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, promoter or broker to the Company has, or had within two years before lodgement of this Prospectus with ASIC, any interest in:

- the formation or promotion of the Company;
- any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons for services rendered by them in connection with the formation or promotion of the Company.

Horwath Securities (WA) Pty Ltd has been appointed as Independent Accountant for the purposes of this Offer for which it will receive professional fees of approximately $5,000 for accounting services in connection with this Prospectus, including the provision of the Independent Accountant's Report.

Q Legal has acted as solicitors to the Company in providing general advice in relation to this Prospectus and will receive professional fees of approximately $50,000.

Wray & Associates will receive professional fees of approximately $3,500 for the provision of the Patent Attorney's Report.

Dr David Fletcher has been paid professional fees of approximately $22,000 for the provision of the Independent Aquaculture Expert's Report.

Hayes Knight GTO Pty Ltd has been appointed as financial adviser to the Company and has provided general advice in relation to this Prospectus including conducting financial due diligence and will receive professional fees of approximately $15,000.

Advanced Share Registry Services as the Company's Share Registry, will be paid approximately $4,000 in relation to the Offer.

The amounts disclosed above are exclusive of any goods or services tax payable by the Company in respect of those amounts.

12.7 CONSENTS

Each of the parties referred to in this Section 12.7:

(a) does not make, or purport to make, any statement in this Prospectus, other than as specified in this Section 12.7; and
(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this Section 12.7.

Horwath Securities (WA) Pty Ltd has given its written consent to the inclusion in this Prospectus of it's Independent Accountant's Report and to all statements referring to that report in the form and context in which they appear and has not withdrawn such consent before the lodgement of this Prospectus with ASIC.

Wray & Associates has given its written consent to the inclusion in this Prospectus of its Patent Attorney's Report and to all statements referring to that report in the form and context in which they appear and has not withdrawn such consent before lodgement of this Prospectus with ASIC.

Dr David Fletcher has given his written consent to the inclusion in this Prospectus of his Independent Aquaculture Expert's Report and to all statements referring to that report in the form and context in which they appear and has not withdrawn such consent before lodgement of this Prospectus with ASIC.

Each of the following has consented to being named in this Prospectus in the capacity as noted below and have not withdrawn such consent prior to lodgement of this Prospectus with ASIC.

(a) Horwath Securities (WA) Pty Ltd, as the Company's Independent Accountant;
(b) Horwath Audit (WA) Pty Limited, as the Company's Auditor;
(c) Wray & Associates, as the Patent Attorney.



(d) Q Legal, as the Company's Solicitors for the Offer;
(e) Hayes Knight GTO Pty Ltd and Alan Thomas as the Company's financial adviser;
(f) Intaqt – Integrated Aquaculture, as a member of the Aquaculture Advisory Board and as the Company's aquaculture consultants, and each of the nominated personnel of Intaqt named in Section 5;
(g) Ian Gregory as a consultant and the Company Secretary;
(h) Advanced Share Registry Services, as the Share Registry to Cell Aquaculture;
(i) Dr David Fletcher, as the Independent Aquaculture Expert; and
(j) Mr Warren Mead, as a promotional consultant.

There are a number of persons referred to elsewhere in this Prospectus who are not experts and who have not made statements included in this Prospectus nor are there any statements made in this Prospectus on the basis of any statements made by those persons. These persons did not consent to being named in this Prospectus and did not authorise or cause the issue of this Prospectus.

12.8 RIGHTS ATTACHING TO SHARES

There is only one class of share on issue in the Company being fully paid ordinary shares. The rights attaching to Shares are:

(a) set out in the Constitution of the Company; and
(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and general law.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is by no means exhaustive and does not constitute a definite statement of the rights and liabilities of Shareholders.

All Shares issued pursuant to this Prospectus will, from the time they are issued, rank pari passu with the Company's existing Shares.

Voting

Subject to any restriction on voting imposed due to a breach of the Listing Rules relating to restricted shares or any escrow agreement entered into by the Company and a member, every holder of Shares present in person or by proxy, attorney or representative at a meeting of Shareholders has one vote on a vote taken by a show of hands, and, on a poll every holder of Shares who is present in person or by proxy, attorney or representative has one vote for every one Share held by him or her, but, in respect of partly paid shares, shall have a fraction of a vote for each partly paid share.

A poll may be demanded before a vote is taken, or before or immediately after the declaration of the result of the show of hands by the Chairperson of the meeting, by at least five Shareholders present in person or by proxy, attorney or representative, or by one or more Shareholders who are together entitled to not less than five percent of the total voting rights of all those Shareholders having the right to vote on the resolution.

Dividends

Dividends are payable out of the Company's profits and are declared by the Directors. Dividends declared will (subject to the rights of the Shareholders and to the right of the holders of any share created or raised under any special arrangement or as to dividend) be payable on the Shares in accordance with the Corporation Act.

Transfer of Shares

A Shareholder may transfer Shares by market transfer in accordance with any computerised or electronic system established or recognised by ASX or Corporations Act for the purpose of facilitating transfers in Shares or by an instrument in writing in a form approved by ASX or in any other usual form or in any form approved by the Directors. The Directors may refuse to register any transfer of Shares, other than a market transfer, where permitted by the Listing Rules or the ASTC Settlement Rules.

The Company must comply with such obligations as may be imposed on it by the Listing Rules and where appropriate the ASTC Settlement Rules in connection with any market transfer and may not prevent, delay or in any way interfere with the registration of a market transfer where to do so would be contrary to the provisions of any of the Listing Rules or ASTC Settlement Rules.

Meetings & Notice

Each Shareholder is entitled to receive notice of and to attend general meetings for the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the constitution of the Company, the Corporations Act or the Listing Rules.

Winding Up

The Company has only issued one class of Shares, which all rank equally in the event of liquidation. A liquidator may, with the authority of a special resolution of Shareholders divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders. The liquidator can with the sanction of a special resolution of the Company's Shareholders vest the whole or any part of the assets in trust for the benefit of Shareholders as the liquidator thinks fit, but no Shareholders of the Company can be compelled to accept any Shares or other shares in respect of which there is any liability.

Shareholder Liability

As the Shares under the Prospectus are fully paid shares, they are not subject to any calls for money by the Directors and will therefore not become liable for forfeiture.

Alteration to the Constitution

The Company's Constitution can only be amended by a special resolution passed by a least three quarters of Shareholders



present and voting at the general meeting. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

ASX Listing Rules

If the Company is admitted to the Official List, notwithstanding anything in the Constitution of the Company, if the Listing Rules prohibit any act being done, the act must not be done. Nothing in the Constitution prevents an act being done that the Listing Rules require to be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be). If the Listing Rules require the Constitution to contain a provision or not to contain a provision the Constitution is deemed to contain that provision or not to contain that provision (as the case may be). If a provision of the Constitution is or becomes inconsistent with the Listing Rules, the Constitution is deemed not to contain that provision to the extent of the inconsistency.

12.9 TERMS & CONDITIONS OF SEED CAPITAL OPTIONS

The rights attached to Seed Capital Options ("Seed Capital Options") are as follows:

(a) The Seed Capital Options shall expire at 5pm WST on 30 June 2005 ("Expiry Date").
(b) Each Seed Capital Option is a right in favour of the Option Holder to subscribe for one Share.
(c) The Seed Capital Option Holder may exercise a Seed Capital Option anytime prior to the Expiry Date.
(d) A share allocated to a Seed Capital Option Holder on exercise of a Seed Capital Option shall be issued at 35 cents each ("Exercise Price").
(e) The Exercise Price shall be payable in full upon exercise of the Seed Capital Option.
(f) A Seed Capital Option shall be exercisable by the delivery to the registered office of the Company of a notice in writing stating the intention of the Seed Capital Option Holder to:
   (i) exercise all or a specified number of Seed Capital Options; and
   (ii) pay the subscription monies in full for the exercise of each Seed Capital Option.

   The notice must be accompanied by a certificate in respect of the Seed Capital Options and a cheque made payable to the Company for the subscription monies for the Shares. An exercise of only some Seed Capital Options shall not affect the rights of the Seed Capital Option Holder to the balance of the Seed Capital Options held by the Seed Capital Option Holder.
(g) The Company shall allot a resultant Share and deliver the holding statement within five Business Days of the exercise of a Seed Capital Option.
(h) If the Company is admitted to the Official List it will not apply for Official Quotation of the Seed Capital Options.
(i) Seed Capital Options are not transferable.
(j) Shares allotted pursuant to an exercise of Seed Capital Options shall rank, from the date of allotment, equally with existing Shares of the Company in all respects.
(k) The Company shall in accordance with the Listing Rules make application to have Shares allotted pursuant to an exercise of Seed Capital Options listed for Official Quotation.
(l) In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the authorised or issued capital of the Company, the number of the Seed Capital Options or the Exercise Price of the Seed Capital Options or both shall be reconstructed (as appropriate) in accordance with the Listing Rules, so as not to result in any benefits being conferred on Seed Capital Option Holders which are not conferred on Shareholders.

12.10 EMPLOYEE SHARE OPTION PLAN

The Company has adopted the Employee Share Option Plan ("ESOP") for the purpose of recognising the efforts of, and providing incentive to, employees of the Company. A summary of the terms and conditions of the ESOP are shown below:

(a) Under the ESOP the Company may offer Options to subscribe for Shares in the Company to Eligible Persons. Directors and part time or full time employees of the Company are "Eligible Persons" for the purpose of the ESOP. Eligible Persons may nominate a nominee to hold options in their place.
(b) The Board may determine that an Eligible Person is entitled to participate in the ESOP and the extent of that entitlement, after consideration of specified matters.
(c) Options offered under ESOP are to be offered on such terms as the Board determines and the offer must set out specified information including the number of Options, the period of the Offer and calculation of the Exercise Price. The Exercise Price is determined by the Board with reference to the market value of the Shares at the time of resolving to offer the Options. Eligible Persons may accept the whole or a lesser number of the Options offered to them.
(d) No consideration is payable for the grant of the Options unless the Board decides otherwise and the Company will not apply for Official Quotation of the Options.
(e) The Options are not transferable except to the Option Holders personal representative in the event of the death of the holder of the Options.
(f) The Options may be exercised in whole or part by notice to the Company accompanied by payment of the required Exercise Price. Within 10 Business Days of exercise the Board must issue the required number of Shares, which will rank peri passu with the previously issued Shares.
(g) The Options may be exercised prior to the Expiry Date determined by the Board prior to the Offer of the relevant Options but no longer than five years from the date of grant of the Options. Any Options not exercised by that time will lapse.
(h) Notwithstanding the terms of the Options, the Options may be exercised





in the event of specified occurrences including a change of control allowing replacement of all or a majority of the Board or during the period of a takeover bid for the Company.

(i) Unless the Board determines otherwise, if an Eligible Person ceases to be an Eligible Person prior to the earliest date for exercise of their Options, for any other reason other than a "Specified Reason" (being retirement at 65 or over, permanent disability, redundancy or death), the Options held by them or their nominee will automatically lapse. If an Eligible Person ceases to be an Eligible Person prior to the earliest date for exercise of their Options because of a Specified Reason, the Board may, in its absolute discretion, waive or vary any conditions of exercise in regard to the Options held by that Eligible Person, in which case the Eligible Person or their nominee will have three (3) months or such longer period as the Board determine to exercise their Options. If an Eligible Person ceases to be an Eligible Person after the earliest date for exercise of their Options for any other reason other than a Specified Reason, such Eligible Person or their nominee will have one (1) month to exercise their Option or such longer period as the Board determine. If an Eligible Person ceases to be an Eligible Person after the earliest date for exercise of their Options because of a Specified Reason, such Eligible Person, or their nominee is entitled to exercise any such Option at any time prior to the Expiry Date of such Option.

(j) Option Holders may participate in new issues of securities if an Option has been exercised and Shares allotted before the record date for determining entitlements to the new issue. If there is a bonus issue the number of Shares over which the Options are exercisable will be increased by the number of Shares the Option Holder would have received if the Option had been exercised before the record date of the bonus issue. If there is a pro rata issue (other than a bonus issue), the Exercise Price of the Option will be adjusted in the manner provided for in the Listing Rules. If there is a reorganisation of capital the Options will be reorganised in the manner provided for in the Listing Rules.

(k) The Company shall not offer Options under the ESOP if the total number of Shares the subject of the Options to be offered will exceed 5% of the total number of issued Shares of that class when aggregated with:

(i) the number of Shares which would be issued with each outstanding offer or Option acquired pursuant to the ESOP or any other employee share scheme extended only to employees or Directors, were exercised; and

(ii) the number of Shares issued during the previous five (5) years pursuant to the ESOP or any other employee share scheme extended only to employees or Directors, but disregarding any offer made, Option acquired or Share issued by way of or as a result of an offer under the ESOP to a person situated outside Australia; or an Offer under the ESOP that did not need disclosure to investors because of section 708 of the Corporations Act; or an Offer made under a disclosure document.

(l) The rules of the ESOP do not form part of any contract of employment as the Option Holder and the holder has no rights of compensation or damages as a result of termination of his or her employment so far as those rights arise from the holder ceasing to have rights under the ESOP.

(m) The ESOP is administered by the Board who have the power to determine procedures for administration of the ESOP and resolve questions of fact or interpretation of the ESOP. The Board may also alter, delete or add to the rules of the ESOP at any time, subject to the Listing Rules.

12.11 DIVIDEND POLICY

In the short term, the Company anticipates there will be an ongoing requirement to reinvest any profits in order to enhance its future potential earnings and to attain consistent and growing earnings.

The Directors will develop a suitable dividend policy at the appropriate stage. The Directors can give no assurance as to the extent, timing or actual payment of future dividends or the availability or level of franking credits. The level of dividends payable will depend upon a number of factors including future earnings, capital requirements for expansion and overall financial position of the Company. The Company has not declared, or paid any dividends before the issue of this Prospectus.



12.0 ADDITIONAL INFORMATION

12.12 TAXATION

The acquisition or disposal of Shares in Cell Aquaculture will have tax consequences, which will differ depending on the individual financial affairs of each Shareholder or Option Holder. All potential investors in Cell Aquaculture, should seek independent financial advice about the consequences of acquiring Shares from a taxation viewpoint generally.

To the maximum extent permitted by law, Cell Aquaculture, its officers and each of their respective advisors accept no liability or responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

12.13 EXPENSES OF THE OFFER

Assuming full subscription to raise the minimum of $5,000,000, it is estimated that approximately $500,000 will be payable by the Company in respect of brokerage, legal, accounting, corporate advisory, experts' fees, printing, ASIC and ASX fees, and other costs arising from this Prospectus and the Offer.
The estimate of costs includes the professional fees referred to in Section 12.6 and an anticipated maximum expenditure of $300,000 for brokerage, commissions and/or management fees.

The Company will pay brokerage, commissions and/or management fees to Financial Services Licensees of up to 6% of any funds raised through Applications received from Financial Services Licensees. The anticipated expenditure assigned to brokerage has been calculated upon the assumption that all Applications will be received from Financial Services Licensees and that they will be paid brokerage of 6%. In the event that brokerage paid in respect of any Applications received from Financial Services Licensees, is less than 6% and/or any Applications are received from Applicants directly (and therefore no brokerage will be payable), the expenditure required in relation to brokerage and commissions will be less than $300,000.

12.14 ASIC CLASS ORDERS

Pursuant to ASIC Class Order 00/44 ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an Electronic Prospectus on the basis of a paper Prospectus lodged with the ASIC and the issue of Shares in response to an electronic Application Form, subject to compliance with certain provisions.

If you have received this Prospectus as an Electronic Prospectus please ensure that you have received the entire Prospectus accompanied by the Application Form. If you have not, please contact the Company at email info@cellaqua.com or telephone (618) 9336 7122 and the Company will send to you free either a hard copy or a further electronic copy of the Prospectus or both.

The Company reserves the right not to accept an Application Form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the Electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered. In such a case, the application monies received will be dealt with in accordance with section 722 of the Corporations Act.

Certain statements in this Prospectus are identified as being made or based on statements made in public official documents or published in books, journals or comparable publications in circumstances described in ASIC Class Order 00/193. Those persons are not required to consent, and have not consented, to the inclusion of those statements.



13.0 DIRECTORS' STATEMENT

The Directors state that they have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in the Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of Shares pursuant to this Prospectus.

The Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to likely investors or their professional advisers.

Each Director had consented to the lodgement of this Prospectus with the ASIC and has not withdrawn that consent.

Dated 22 April 2005

Signed for and on behalf of Cell Aquaculture Limited by

Lee Boyd

Chairman



14.0 GLOSSARY

"Applicant"
means a person who submits an Application.

"Application"
means a valid application to subscribe for Shares.

"Application Form"
means the application form attached to and forming part of this Prospectus.

"ASIC"
means Australian Securities and Investments Commission.

"ASTC"
means ASX Settlement and Transfer Corporation Proprietry Limited (ACN 008 504 532).

"ASTC Settlement Rules"
means the Settlement rules of ASTC (formerly known as the SCH Business Rules).

"ASX"
means Australian Stock Exchange Limited (ACN 008 624 691).

"Auditor"
means Horwath Audit (WA) Pty Limited.

"Board"
means the Board of Directors of Cell Aquaculture Limited unless the context indicates otherwise.

"Business Day"
means a day other than a Saturday or Sunday on which banks are open for business in Perth, Western Australia.

"Cell", "Cell Aqua" or "Company"
means Cell Aquaculture Limited (ABN 86 091 687 740).

"CHESS"
means ASX Clearing House Electronic Sub-Registry System.

"Closing Date"
means 2 June 2005.

"Corporations Act"
means the Corporations Act 2001.

"Directors"
means the Board of Directors of the Company as it is constituted from time to time.

"Electronic Prospectus"
means the electronic version of this Prospectus.

"ESOP"
means the Employee Share Option Plan described in Section 12.10 of this Prospectus.

"Exposure Period"
means the period of seven days after lodgement of this Prospectus which may be extended by the ASIC by not more than seven (7) days pursuant to Section 727(3) of the Corporations Act.

"Facility"
means the freehold land and buildings at 66 Bennett Avenue, Hamilton Hill, Western Australia.

"Financial Services Licensee"
means a financial services licensee as defined in the Corporations Act.

"Fingerlings"
means baby fish.

"HACCP"
means Hazard Analysis Critical Control Points.

"Hatchery"
means the proposed Company owned hatchery for the supply of Fingerlings as referred to in Section 4.7.

"Independent Aquaculture Expert"
means Dr David Fletcher.

"Independent Aquaculture Expert's Report"
means the report contained in Section 9 of this Prospectus.

"Independent Accountant"
means Horwath Securities (WA) Pty Ltd.

"Independent Accountant's Report"
means the report contained in Section 8 of this Prospectus.



14.0 GLOSSARY

"Intaqt"
means Intaqt Pty Ltd ACN 097 410 074 an aquaculture company providing consultancy services to the Company

"Issuer Sponsored"
means shares issued by an issuer that are held in uncertified form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional particpant in CHESS.

"Joint Venture"
means a business relationship between Cell Aquaculture and another group with appropriate capital, proportioned in accord with each others interest in the joint venture.

"Listing Rules"
means the Listing Rules of the ASX.

"Maximum Subscription"
is as defined in Section 7.1.

"Minimum Subscription"
is as defined in Section 7.1.

"Offer"
means the offer to the public of 25,000,000 Shares at 20 cents to raise $5,000,000 pursuant to this Prospectus.

"Offer Period"
means the period commencing on the Opening Date and ending of the Closing Date.

"Official List"
means the Official List of the ASX.

"Official Quotation"
means quotation of the Shares on the Official List.

"Opening Date"
means 2 May 2005.

"Options"
means options to subscribe for one Share in Cell Aquaculture granted pursuant to the Seed Capital Options or the ESOP described in Sections 12.9 and 12.10 respectively of this Prospectus and those described in Section 6.3.

"Patent Attorney"
means Wray & Associates.

"Patent Attorney's Report"
means the report contained in Section 10 of this Prospectus.

"Prospectus"
means this Prospectus dated 22 April 2005 in relation to the Offer, including the Electronic Prospectus.

"Recirculation"
is a term used in aquaculture to describe a fish production facility with daily waste water disposal equating to less than 10% of the gross value of water held in the system.

"SCH Business Rules"
means Securities Clearing House Business Rules.

"Section"
means a section of this Prospectus.

"Securities"
means Shares, Options and Seed Capital Options.

"Seed Capital Options"
means an existing option to subscribe for one Share in Cell Aquaculture exercisable at 35 cents on or before 30 June 2005 on the terms and conditions summarised in Section 12.9 of this Prospectus.

"Share"
means one fully paid ordinary share in Cell Aquaculture.

"Shareholder"
means a holder of Shares.

"WST"
means Western Standard Time, Perth Western Australia.



Packaging designs for Clean Seas Aquaculture's planned Eco-Star™ products.



SHARE REGISTRY USE ONLY



FINANCIAL SERVICES LICENSEE'S STAMP

15.0 APPLICATION FORM AND INSTRUCTIONS

CELL AQUACULTURE LIMITED ABN 86 091 687 740
Please use BLOCK LETTERS – refer to reverse side for instructions on completing this form.
Applications must be for a minimum of 10,000 Shares ($2,000) and thereafter multiples of 1,000 Shares.
Please note: Application Forms printed from a downloaded version of the Prospectus located at www.cellaqua.com will be accepted. Paper copies of the Prospectus (and any supplementary prospectus) and this Application Form can be obtained from Cell Aquaculture Limited free of charge by calling 08 9336 7122. Photocopied Application Forms cannot be accepted. If any person downloads the Application Form and gives a copy of it to another person or sends it by mail or some electronic means to another person, they must at the same time and by the same means, give a copy of, or access to, the Prospectus (and any supplementary prospectus).

1. APPLICATION FOR SHARES

I/We apply for [ ] Shares at $0.20 per Share. $ [ ]

in CELL AQUACULTURE LIMITED or such lesser number of Shares which may be allocated to me/us by the Directors.

I/We lodge in full the application monies of [ ] for the above Shares.

2. TITLE GIVEN NAMES OR COMPANY NAMES SURNAME/ACN/ABN

3. TITLE JOINT APPLICANTS OR DESIGNATED ACCOUNT EG. <SUPER FUND A/C>

4. TAX FILE NUMBER OR EXEMPTION CATEGORY

[ ] (First Applicant) CHESS HIN (if applicable)

[ ] (Second Applicant) [ ]

5. FULL ADDRESS

STREET NUMBER STREET

SUBURB/CITY/TOWN STATE POSTCODE

6. CONTACT DETAILS

CONTACT NAME TEL (HM) TEL (WK)

FAX EMAIL

7. PAYMENT DETAILS – ALL CHEQUES SHOULD BE MADE PAYABLE TO "CELL AQUACULTURE LIMITED TRUST ACCOUNT" AND CROSSED "NOT NEGOTIABLE"

DRAWER BANK BRANCH AMOUNT OF CHEQUE A$

DRAWER BANK BRANCH AMOUNT OF CHEQUE A$

TOTAL AMOUNT A$

8. TICK IF YOU WISH TO RECEIVE EMAIL UPDATES FROM THE COMPANY? [ ]

15.0 APPLICATION FORM AND INSTRUCTIONS

INSTRUCTIONS

This Application Form relates to the Offer of 25,000,000 Shares in Cell Aquaculture Limited at $0.20 per Share pursuant to the Prospectus dated 22 April 2005. The expiry date of the Prospectus is the date which is 13 months after the date of the Prospectus. The Prospectus contains information about investing in the Shares of the Company. It is advisable to read this document before applying for Shares. A person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the Prospectus, and any supplementary prospectus (if applicable). While the Prospectus is current, the Company will send paper copies of the Prospectus, and any supplementary prospectus (if applicable), and an Application Form, on request and without charge.

1. APPLICATION FOR SHARES

To calculate Application money due, multiply the number of Shares that have been applied for by $0.20. Please forward the completed Application Form and cheque to:

By post:	Cell Aquaculture Limited C/- Advanced Share Registry Services PO Box 1156 NEDLANDS WA 6909	By delivery:	Cell Aquaculture Limited C/- Advanced Share Registry Services 110 Stirling Highway NEDLANDS WA 6009

2. NAME OF APPLICANT

Write the Applicant's FULL NAME in Item 2. This must be either an individuals name or the name of a company. If a company, please also include its ACN/ABN. Note that ONLY legal entities are allowed to hold securities and therefore Application Forms must be in the name(s) of a natural person(s), company, or other legal entity acceptable to the Company.

If an Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decisions of the Directors as to whether to accept an Application Form, and how to construe, amend or complete it, shall be final. An Application Form will not however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the Application monies referred to in Item 1.

3. JOINT APPLICANTS AND/OR ACCOUNT DESIGNATIONS

If JOINT APPLICANTS are applying or an ACCOUNT DESIGNATION is required complete Items 2 & 3.

TYPE OF INVESTOR	CORRECT FORM OF REGISTRABLE TITLE	INCORRECT FORM OF REGISTRABLE TITLE
Individual *Use given names, not initials*	John Alfred Smith	JA Smith
Company *Use company title, not abbreviations*	XYZ Pty Ltd	XYZ P/L XYZ Co
Trusts *Use trustee(s) personal name(s),* *Do not use the name of the trust*	Sue Smith [Sue Smith Family A/C]	Sue Smith Family Trust
Deceased Estates *Use executor(s) personal name(s)*	Jane Smith [Est John Smith A/C]	Estate of late John Smith
Partnerships *Use partners personal names* *Do not use the name of the partnership*	John Smith and Michael Smith [John Smith and Son A/C]	John Smith and Son
Clubs/Incorporated Bodies/Business Names *Use office bearer(s) personal name(s)* *Do not use the names of the clubs etc.*	Michael Smith [XYZ Cricket Association A/C]	XYZ Cricket Association
Superannuation Funds *Use of name of trustee of fund,* Superannuation Fund *Do not use the name of the fund.*	Jane Smith Pty Ltd [Super Fund A/C]	Jane Smith Pty Ltd

4. TAX FILE NUMBER OR EXEMPTION

An Applicant is not obliged to quote their Tax File Number ("TFN"). However, in cases where no TFN is quoted, the Company must deduct tax from any dividends payable (to the extent that they are not franked) at the top personal marginal tax rate plus the Medicare levy.

5. ADDRESS

Enter the Applicant's postal address for all correspondence.

6. CONTACT DETAILS

Please provide a contact name and daytime telephone number so that the Company can contact that Applicant if there is an irregularity regarding the Application Form.

7. PAYMENT DETAILS

Payment must be made in Australia currency by cheque or bank cheque drawn on an Australian bank. The amount of the cheque should agree with the amount shown in Item 1 of the Application Form. Cheques are to be made payable to "Cell Aquaculture Limited Trust Account" and should be crossed "Not Negotiable". Cash should not be forwarded.



CORPORATE DIRECTORY

DIRECTORS
Mr Lee Boyd
Non-Executive Chairman

Mr Perryman Leach
Managing Director

Mr Peter Burns
Non-Executive Director

Dr David R Thomas
Non-Executive Director

CONSULTANTS
Intaqt – Integrated Aquaculture
PO Box 2286
Werribee
Victoria 3030

COMPANY SECRETARY
Mr Ian Gregory

ASX CODE
CAQ

REGISTERED OFFICE & OPERATIONS
66 Bennett Avenue
Hamilton Hill
Western Australia 6163

INDEPENDENT ACCOUNTANT
Horwath Securities (WA) Pty Ltd
128 Hay Street
Subiaco
Western Australia 6008

AUDITOR
Horwath Audit (WA) Pty Limited
128 Hay Street
Subiaco
Western Australia 6008

SOLICITORS TO THE OFFER
Q Legal
Level 4
105 St Georges Terrace
Perth
Western Australia 6000

PATENT ATTORNEY
Wray & Associates
Level 4
The Quadrant
1 William Street
Perth
Western Australia 6000

INDEPENDENT AQUACULTURE EXPERT
David J Fletcher PhD
Penion,
Maes Y Llan,
Llandwrog,
Gwynedd LL54 5TT
North Wales, United Kingdom

SHARE REGISTRY SERVICES
Advanced Share Registry
110 Stirling Highway
Nedlands WA 6009

TRADE MARKS
Eco-Star™
EcoCell™





Cell
AQUACULTURE LTD

66 Bennett Avenue
Hamilton Hill WA 6163
PO Box 251
South Fremantle WA 6160
www.cellaqua.com



CELL AQUACULTURE LIMITED
ACN 091 687 740

Supplementary Prospectus

This is a Supplementary Prospectus intended to be read with the Prospectus dated 22 April 2005 (Prospectus) relating to the offer and issue of 25,000,000 ordinary shares at an offer price of 20 cents per share in Cell Aquaculture Limited to raise a minimum of $5,000,000 with the ability to accept oversubscription of a further 10,000,000 ordinary shares at 20 cents per share to raise $7,000,000.

This Supplementary Prospectus is dated 31 May 2005 and was lodged with the Australian Securities and Investments Commission (ASIC) on 31 May 2005. None of ASIC, ASX and their respective officers take responsibility for the contents of this Supplementary Prospectus.

Pursuant to section 719(4) of the Corporations Act, the Prospectus is taken to include this Supplementary Prospectus. Terms defined in the Prospectus have the same meaning in this Supplementary Prospectus except where otherwise defined in this Supplementary Prospectus.

This Supplementary Prospectus will be issued with the Prospectus as an Electronic Prospectus, which may be viewed online at www.cellaqua.com. The Offer is available to persons receiving an electronic version of this Prospectus and the Supplementary Prospectus in Australia. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by a complete and unaltered version of this Supplementary Prospectus. During the Offer Period, any person may obtain a hard copy of the Prospectus and the Supplementary Prospectus by contacting the Company.

This Supplementary Prospectus does not constitute an offer or invitation in any place which, or to any person whom, it would not be lawful to make such an offer or invitation. The distribution of this Supplementary Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Supplementary Prospectus should seek advice on and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

1. Extension of Offer

The Directors of Cell Aquaculture Limited have resolved to defer the Closing Date of the Offer. **The Closing Date for the Offer is now 30 June 2005.**

Completed Application Forms must be forwarded to reach Cell Aquaculture Limited's share registry no later than 5pm WST on 30 June 2005.

2. Projected World Fish Consumption and Aquaculture Production

On 23 May 2005, ASIC issued an interim stop order (Interim Stop Order) in relation to the Prospectus. This section of this Supplementary Prospectus is in response to the issues raised by ASIC in the Interim Stop Order in relation to the Prospectus.

In the Chairman's Letter (Section 1), the Investment Highlights (Section 2) and the Business Opportunity (Section 4.1) sections of the Prospectus, Cell Aquaculture made various statements and projections based on a United Nations' organisation's (being the Food and Agriculture Organisation (FAO)) report dated 2002.

That same organisation has released a revised report dated 2004 which includes additional information regarding projected world fish consumption and aquaculture production to that contained in the 2002 report.

Cell Aquaculture did not, and has not, obtained the consent of FAO to make any statements in the Prospectus based on statements made by that organisation in either its 2002 or 2004 reports. ASIC has advised Cell Aquaculture that it is not entitled to rely on ASIC Class Order 00/193 in relation to statements in the Prospectus based on statements made by that organisation on the basis that the graph shown at Section 4.1 of the original Prospectus may not be a correct and fair copy of, or extract from, the organisation's 2002 report. ASIC has also raised concerns regarding the inclusion in the Prospectus of certain forward looking statements from the FAO 2002 report without disclosing the underlying material assumptions upon which the forward looking statements are based.

The Company hereby amends the original Prospectus by withdrawing page 1 (the Chairman's Letter at Section 1), page 2 (the Investment Highlights at Section 2) and page 6 (the Business Opportunity at Section 4.1) from the Prospectus and replacing those pages with the replacement pages 1, 2 and 6 set out in this Supplementary Prospectus. Investors choosing to invest in the Company's shares must not rely on the withdrawn pages 1, 2 or 6 of the original Prospectus and must not rely on any statements which are stated in the original Prospectus to have been made based on statements in FAO's report dated 2002.

Investors and their professional advisers should not have regard to pages 1, 2 or 6 of the original Prospectus when considering whether to apply for shares in Cell Aquaculture but rather should rely on the replacement pages 1, 2 and 6 set out in this Supplementary Prospectus (as well as the balance of the original Prospectus).

3. Section 724 of the Corporations Act

In accordance with section 724(2) of the Corporations Act, Cell Aquaculture hereby gives applicants that have already applied for ordinary shares under the Prospectus the opportunity to withdraw their application within one month of the date of this Supplementary Prospectus.

4. Shareholders may withdraw and receive a refund

If you have lodged an Application Form prior to the date of this Supplementary Prospectus and do not wish to proceed with your acceptance, the Company will refund your application moneys. Any applicant wishing to withdraw their application and be repaid their application moneys (at $0.20 per ordinary share applied for) has until 5pm WST on 30 June 2005 to withdraw their application and request a refund.

To withdraw an application, applicants must send written notice to Cell Aquaculture Limited's share registry by no later than 5pm WST on 30 June 2005. A refund cheque will be sent to the address set out in the acceptance Application Form previously lodged by that applicant.

If you do not wish to withdraw your acceptance, you do not need to take any action.

5. Indicative Timetable

The indicative timetable for the Offer is now as follows:

Date of Original Prospectus	22 April 2005
Date of Interim Stop Order by ASIC	23 May 2005
Date and Lodgement of Supplementary Prospectus	31 May 2005
Final date to provide written notice of withdrawal	5pm WST on 30 June 2005
Closing Date for acceptances	5pm WST on 30 June 2005
Allotment and issue of shares	8 July 2005
Dispatch of Holding Statements	13 July 2005
Quotation of Shares on ASX expected	20 July 2005

These dates are subject to change and are indicative only. Cell Aquaculture reserves the right to amend this indicative timetable. In particular, Cell Aquaculture reserves the right, subject to

the Corporations Act and the ASX Listing Rules, to extend the Closing Date for receipt of Application Forms or to withdraw the Offer without prior notice. Any extension of that Closing Date will have a consequential effect on the date of the issue of Shares.

6. Share Capital

By reason of the extension of the Closing Date of the Offer and the expected date for quotation of Shares on ASX occurring after 30 June 2005 and therefore after the date upon which the Seed Capital Options will have expired, the capital structure of Cell Aquaculture after completion of the Offer (assuming minimum raising of $5,000,000 gross funds and assuming that no Options are exercised) will be as follows:

Shares		%
Current Shares on issue	92,709,606	79%
Minimum Shares to be issued under Offer	25,000,000	21%
Total	**117,709,606**	**100%**

Options		%
Options on issue post 30 June 2005	3,500,000 exercisable at 20 cents on or before 1 March 2008	54%
Options issued immediately after listing	3,000,000 exercisable at 35 cents on or before 3 years from the date of listing	46%
Total	**6,500,000**	**100%**

7. Application for Shares under the Offer

The Offer of ordinary shares is made in the Prospectus. If you wish to apply for ordinary shares and you have not yet completed an Application Form, please complete and return the Application Form which is attached to this Supplementary Prospectus (rather than any form attached to the original Prospectus). The Application Form must be received by 5pm, WST on 30 June 2005 and must be completed in accordance with the instructions in the Prospectus and the Application Form.

- By mail: Advanced Share Registry Services
PO Box 1156
NEDLANDS WA 6909
- By delivery: Advanced Share Registry Services
110 Stirling Highway
NEDLANDS WA 6009

This Supplementary Prospectus has been approved by unanimous resolution of the Directors of Cell Aquaculture Limited. Each Director of Cell Aquaculture Limited has given, and has not withdrawn, their consent to the lodgement of this Supplementary Prospectus.

It is noted that the Directors believe that the changes in this Supplementary Prospectus are not materially adverse from the point of view of an investor.

Dated: 31 May 2005.



Lee Boyd
Chairman

This is the replacement page 1 of the Prospectus dated 22 April 2005, which page forms part of the Supplementary Prospectus dated 31 May 2005.

1.0 CHAIRMAN'S LETTER







Dear Investor

I am pleased to offer this opportunity for you to invest in Cell Aquaculture Limited and to participate in the benefits of the commercialisation of our EcoCell™ system of aquaculture production in the world market.

The EcoCell™ is a complete, land based, environmentally responsible aquaculture system developed for the production and supply of premium quality fin fish from "Hatch to Dispatch". The EcoCell™ system provides for an efficient and reliable operation at a time when the global aquaculture market is expanding.

With worldwide natural fish stocks under threat, wild catch fishing is not meeting growth in demand for fresh seafood. The world supply capability of aquaculture is filling the gap. Cell Aquaculture is poised to take advantage of this opportunity.

Developed over seven years, the EcoCell™ system has many advantages compared to traditional forms of aquaculture, particularly in relation to environmental factors and simplification of operating processes. The system can be located right at the consumer's door step, offering readily available fresh, superior quality seafood, all year round, with no seasonality impact.

Cell's initial focus will be on establishing a number of joint ventures in the United States, European and Asian markets. These are planned to be fully operational production facilities which will be available for both marketing, display and training purposes for future licensed EcoCell™ operators. Cell Aquaculture currently has signed heads of agreement to enter into joint ventures to establish EcoCell™ production facilities in the USA, the Netherlands and India. Sales and marketing agents have also been appointed to act as the Company's agents in respect of 10 countries to facilitate further international expansion.

The technology and processes of the EcoCell™ system have been developed to supply the premium end of the fin fish market. A key feature of the system is its modular design, allowing production capacity to be quickly and easily scaled up to match local market demand. Seafood output, including value added products, have been successfully taste tested in more than 20 countries and are intended to be marketed under our Eco-Star™ brand.

Cell Aquaculture will earn its revenue from license fees for use of the EcoCell™ technology, sales of EcoCell™ proprietary equipment, profit distributions from joint ventures, marketing fees for use of our brands and the recurring sales into the EcoCell™ network of quality fingerlings (baby fish) from the Company's planned Hatchery.

While the EcoCell™ aquaculture system is expected to be suitable for other species of fin-fish, the renowned Australian Barramundi is the first commercial species being offered. More than a million tonnes of high value fin fish were produced by Aquaculture in 2001. Cell Aquaculture requires only a very small proportion of this market to be successful. In addition to Barramundi, other species, the subject of current research and development programmes, are intended to be introduced to the market to provide additional revenue.

Cell Aquaculture currently has a highly skilled and experienced team of aquaculture specialists overseeing its research and development projects. In addition, the Company enjoys an ongoing consulting relationship with James Cook University's world renowned aquaculture team.

Your Board has an appropriate and requisite blend of skills for the pursuit of the commercialisation and development of its business model.

On behalf of the Board of Directors, I invite you to join the Company as a Shareholder and to become part of this exciting new investment opportunity.

Yours sincerely

Lee Boyd
Chairman





This is the replacement page 2 of the Prospectus dated 22 April 2005, which page forms part of the Supplementary Prospectus dated 31 May 2005.

2.0 INVESTMENT HIGHLIGHTS

"HATCH TO DISPATCH" SYSTEM

After significant investment and over seven years of research and development Cell Aquaculture Ltd introduce the **EcoCell™ "Hatch to Dispatch" system** a fully integrated, low risk, land based seafood production package, to supply premium quality seafood to the major world markets.

Investors are being offered the opportunity to invest in the commercialisation of the fully integrated "Hatch to Dispatch" system within expanding world markets.

EXPANDING WORLD MARKET

Due to an increasing world population and world capture of natural fish stocks stagnating, world demand for aquaculture products is accelerating to fill the "supply gap". In 2000 the world aquaculture industry was valued at approximately US $56 billion per annum.

Cell Aquaculture is well poised to take advantage of this market opportunity

ECOCELL™ BENEFITS

With wild catch being incapable of meeting increasing world demand, aquaculture is the obvious global solution. EcoCell™ "hatch to dispatch" system has been designed to provide significant advantages over traditional forms of aquaculture in that it is:

- *Environmentally responsible.*
- *Low risk, with modular design, incorporating back-up systems and offering simple scalability for expansion to meet growing demand.*
- *Controlled operating environment which also offers greater protection from natural disaster risks.*
- *Reliable consistent supply of premium quality fingerlings (baby fish) from the planned Cell Aquaculture owned hatchery.*
- *Efficient water treatment and filtration technologies (patents pending).*
- *Simple, labour efficient and controllable, year round operation.*
- *Portability – enables prompt set-up, in major markets to continuously supply premium, ultimately fresh or even live produce to meet market demands, with no seasonal influences.*
- *Low stress environment results in low mortality rates and increased profitability.*

TARGETING MAJOR CITIES

The EcoCell™ system can be established to provide a regular supply of high quality seafood product to virtually every major city in the world. Cell Aquaculture is initially targeting the major markets in Europe, America and Asia

This is the replacement page 6 of the Prospectus dated 22 April 2005, which page forms part of the Supplementary Prospectus dated 31 May 2005.

4.0 THE CELL AQUACULTURE BUSINESS

4.1 THE BUSINESS OPPORTUNITY

The Cell Aquaculture business model has been specifically developed to participate in and benefit from increasing global demand for premium fish supplies.

In 2000, world fisheries production totalled 130.4 million tonnes with 35.6 million tonnes being contributed by aquaculture. World fisheries production excluding China stood at 88.9 million tonnes, of which aquaculture contributed 11 million tonnes. With the world's population rising, and fish consumption per person rising, there is a global need for increased fish production to meet the increasing demand.


World fish production 1976-2000
Million tonnes
200
150
100
50
0
Aquaculture
Capture Fisheries
1976
1980
1990
1997
2000

With the natural seafood stocks stagnating, this world demand can only be met through *increased production by the aquaculture industry.*

Traditional forms of aquaculture continue to face significant issues, including:

- Environmental impact of intensive farming activities;
- Complex systems that are often difficult to operate and labour intensive leading to high production costs;
- Lack of product consistency;
- Disease control difficulties and natural disaster risk in open water environments; and
- Long distances from major markets.

Cell Aquaculture's EcoCell™ technology and fully integrated "Hatch to Dispatch" system readily addresses the major issues facing traditional aquaculture producers, and can take advantage of the growing world demand.

The EcoCell™ technology and "Hatch to Dispatch" system has been developed to capitalise on this significant market opportunity whereby systems can be readily set up to suit any local conditions and market requirements.

APPLICATION FORM AND INSTRUCTIONS

INSTRUCTIONS

This Application Form relates to the Offer of 25,000,000 Shares in Cell Aquaculture Limited at $0.20 per Share pursuant to the Prospectus dated 22 April 2005 as supplemented by the Supplementary Prospectus dated 31 May 2005. The expiry date of the Prospectus is the date which is 13 months after the date of the Prospectus. The Prospectus contains information about investing in the Shares of the Company. It is advisable to read this document before applying for Shares. A person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the Prospectus (and any supplementary prospectus (if applicable)). While the Prospectus is current, the Company will send paper copies of the Prospectus, and any supplementary prospectus (if applicable), and an Application Form on request and without charge.

1. APPLICATION FOR SHARES

To calculate Application money due, multiply the number of Shares that have been applied for by $0.20. Please forward the completed Application Form and cheque to:

By post: Cell Aquaculture Limited
C/- Advanced Share Registry Services
PO Box 1156
NEDLANDS WA 6909

By delivery: Cell Aquaculture Limited
C/- Advanced Share Registry Services
110 Stirling Highway
NEDLANDS WA 6009

2. NAME OF APPLICANT

Write the Applicant's FULL NAME in Item 2. This must be either an individual's name or the name of a company. If a company, please also include its ACN/ABN. Note that ONLY legal entities are allowed to hold securities and therefore Application Forms must be in the name(s) of a natural person(s), company, or other legal entity acceptable to the Company.

If an Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decisions of the Directors as to whether to accept an Application Form, and how to construe, amend or complete it, shall be final. An Application Form will not however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the Application monies referred to in Item 1.

3. JOINT APPLICANTS AND/OR ACCOUNT DESIGNATIONS

If JOINT APPLICANTS are applying or an ACCOUNT DESIGNATION is required complete Items 2 & 3

TYPE OF INVESTOR	CORRECT FORM OF REGISTRABLE TITLE	INCORRECT FORM OF REGISTRABLE TITLE
Individual *Use given names, not initials*	John Alfred Smith	JA Smith
Company *Use company title, not abbreviations*	XYZ Pty Ltd	XYZ P/L XYZ Co
Trusts *Use trustee(s) personal name(s),* *Do not use the name of the trust*	Sue Smith [Sue Smith Family A/C]	Sue Smith Family Trust
Deceased Estates *Use executor(s) personal name(s)*	Jane Smith [Est John Smith A/C]	Estate of late John Smith
Partnerships *Use partners' personal names,* *Do not use the name of the partnership*	John Smith and Michael Smith [John Smith and Son A/C]	John Smith and Son
Clubs/Incorporated Bodies/Business Names *Use office bearer(s) personal name(s),* *Do not use the names of the clubs etc.*	Michael Smith [XYZ Cricket Association A/C]	XYZ Cricket Association
Superannuation Funds *Use of name of trustee of fund,* Superannuation Fund *Do not use the name of the fund*	Jane Smith Pty Ltd [Super Fund A/C]	Jane Smith Pty Ltd

4. TAX FILE NUMBER OR EXEMPTION

An Applicant is not obliged to quote their Tax File Number ("TFN"). However in cases where no TFN is quoted, the Company must deduct tax from any dividends payable (to the extent that they are not franked) at the top personal marginal tax rate plus the Medicare levy.

5. ADDRESS

Enter the Applicant's postal address for all correspondence.

6. CONTACT DETAILS

Please provide a contact name and daytime telephone number so that the Company can contact that Applicant if there is an irregularity regarding the Application Form.

7. PAYMENT DETAILS

Payment must be made in Australian currency by cheque or bank cheque drawn on an Australian bank. The amount of the cheque should agree with the amount shown in Item 1 of the Application Form. Cheques are to be made payable to "Cell Aquaculture Limited Trust Account" and should be crossed "Not Negotiable". Cash should not be forwarded.

SHARE REGISTRY USE ONLY



FINANCIAL SERVICES LICENSEE'S STAMP

APPLICATION FORM AND INSTRUCTIONS

CELL AQUACULTURE LIMITED ABN 86 091 687 740

Please use BLOCK LETTERS – refer to reverse side for instructions on completing this form.

Applications must be for a minimum of 10,000 Shares ($2,000) and thereafter multiples of 1,000 Shares.

Please note: Application Forms printed from a downloaded version of the Supplementary Prospectus dated 21 May 2005 located at www.cellaqua.com will be accepted. Paper copies of the Prospectus and Supplementary Prospectus and this Application Form can be obtained from Cell Aquaculture Limited free of charge by calling 08 9336 7122. Photocopied Application Forms cannot be accepted. If any person downloads the Application Form and gives a copy of it to another person or sends it by mail or some electronic means to another person, they must at the same time and by the same means give a copy of, or access to, the Prospectus and Supplementary Prospectus.

1. **APPLICATION FOR SHARES**

I/We apply for [ ] Shares at $0.20 per Share $ [ ]

in CELL AQUACULTURE LIMITED or such lesser number of Shares which may be allocated to me/us by the directors.

I/We lodge in full the application monies of [ ] for the above Shares.

2. **TITLE** **GIVEN NAMES OR COMPANY NAMES** **SURNAME/ACN/ABN**

3. **TITLE** **JOINT APPLICANTS OR DESIGNATED ACCOUNT EG: <SUPER FUND A/C>**

4. **TAX FILE NUMBER OR EXEMPTION CATEGORY**

[ ] (First Applicant) CHESS HIN (if applicable)

[ ] (Second Applicant) [ ]

5. **FULL ADDRESS**

STREET NUMBER STREET

SUBURB/CITY/TOWN STATE POSTCODE

6. **CONTACT DETAILS**

CONTACT NAME TEL (HM) TEL (WK)

FAX EMAIL

7. **PAYMENT DETAILS – ALL CHEQUES SHOULD BE MADE PAYABLE TO "CELL AQUACULTURE LIMITED TRUST ACCOUNT" AND CROSSED "NOT NEGOTIABLE"**

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE A$
DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE A$
			TOTAL AMOUNT A$

8. **TICK IF YOU WISH TO RECEIVE EMAIL UPDATES FROM THE COMPANY?** [ ]

RECEIVED
2006 DEC 13 P 1:23



ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 July 2005

CELL AQUACULTURE LIMITED

ADMISSION TO OFFICIAL LIST

Cell Aquaculture Limited was admitted to the Official List of Australian Stock Exchange Limited on Wednesday, 20 July 2005.

Official Quotation of the following securities will commence at 12.00am E.S.T. (10.00am W.S.T) on Monday, 25 July 2005.

78,039,854 ordinary shares fully paid issued at $0.20 per share

Security Code: CAQ

Brendan O'Hara
Manager Companies


ASX
AUSTRALIAN STOCK EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION- CELL AQUACULTURE LIMITED

Cell Aquaculture Limited (the "Company") was admitted to the official list of the Australian Stock Exchange Limited on Wednesday 20 July 2005.

Official quotation of the Company's securities will commence on Monday, 25 July 2005.

Quoted Securities:	78,039,854 fully paid ordinary shares
Issue Price	20 cents per share
ASX Code:	CAQ
Time: Date: SEAT Abbreviation:	12.00 PM EST (10.00 AM WST) Monday, 25 July 2005 CELL AQUA
ISIN:	AU000000CAQ5
Home Branch:	Perth
Industry Classification:	Capital Goods
Registered Office:	66 Bennett Avenue Hamilton Hill Western Australia 6163 Telephone: (08) 9486 8111 Facsimile: (08) 9336 7111
Company Secretary:	Mr Ian Gregory
Share Registry:	Advanced Share Registry Services 110 Stirling Highway Nedlands WA 6009 Telephone: (08) 9389 8033 Facsimile: (08) 9389 7871
Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.


ASX

State of Incorporation:	Western Australia
ASX restricted securities:	38,853,250 ordinary shares fully paid classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 3,500,000 options exercisable at 20 cents each on or before 1 March 2008, classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 3,000,000 options exercisable at 35 cents each on or before 20 June 2008, classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 1,823,502 ordinary shares fully paid classified by ASX as restricted securities to be held in escrow for a period of 12 months from date of issue.
Dividend Policy:	Refer to page 61 of Prospectus
Activities:	Marine Aquaculture

ASX Contact:	Vickrem Naicker
Business Unit	Companies Perth
Ext.No:	6032
Date:	20 July 2005



ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 July 2005

CELL AQUACULTURE LIMITED

PRE-QUOTATION DISCLOSURE

Cell Aquaculture Limited was admitted to the Official List of Australian Stock Exchange Limited on Wednesday, 20 July 2005.

Official Quotation of the Company's securities will commence at 12.00pm E.S.T. (10.00am W.S.T) on Monday, 25 July 2005.

The following information is released as pre-quotation disclosure.

1. Constitution
2. Appendix 1A
3. Distribution schedule - Appendix 1A, paragraph 48.
4. Top 20 holders.
5. Statement of financial position based on actual funds raised.
6. Statement of commitments based on actual funds raised.
7. Terms and conditions of options on issue.
8. Number and escrow period of restricted securities.

Security Code: CAQ

Vickrem Naicker
<u>Companies Adviser</u>

Cell
AQUACULTURE LTD.

19 July 2005

Mr Vickrem Naicker
Companies Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sirs

RESTRICTED SECURITIES

Details of the Company's securities which are subject to escrow are as follows:

Type of Security	Number	Period of Escrow
Ordinary Shares	1,823,502	12 months from 20 October 2004
Ordinary Shares	38,853,250	24 months from the date of Official Quotation
Options 20c – 01/03/08	3,500,000	24 months from the date of Official Quotation
Options 35c – 19/07/08	3,000,000	24 months from the date of Official Quotation

Yours faithfully



Lee Boyd
Chairman

CELL AQUACULTURE LTD.
ACN 091 687 740 ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill WA 6163
PO Box 251, South Fremantle WA 6162
Ph: +61 8 9336 7122 Fax: +61 8 9336 7111

Cell
AQUACULTURE LTD.

19 July 2005

Mr Vickrem Naicker
Companies Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sirs

UPDATED PRO-FORMA BALANCE SHEET BASED ON FUNDS RAISED

Funds totalling $5,201,400 were raised through the Company's initial public offer, pursuant to its Prospectus dated 22 April 2005 and Supplementary Prospectus dated 31 May 2005 (Offer), which Offer closed on 15 July 2005.

The pro-forma statement of financial position set out in the attachment reflects the pro-forma financial structure of Cell Aquaculture Limited after completion of the Offer, on the basis of the following transactions having occurred as at 31 December 2004:

a) The issue of 26,007,000 fully paid ordinary shares at an issue price of $0.20 each to raise $5,201,400 pursuant to the Offer;

b) Estimated costs associated with the issue, being $500,000, being off-set against the share capital raised;

c) The issue of 3.5 million options (exercisable at $0.20 on or before 1 March 2008 which were actually issued on 1 March 2005); and

d) The issue of 3 million options (exercisable at $0.35 on or before 19 July 2008 which were actually issued on 19 July 2005).

The pro-forma statement of financial position should be read in conjunction with the relevant notes set out in section 8 of the Company's Prospectus dated 22 April 2005.

Yours faithfully



Lee Boyd
Chairman

CELL AQUACULTURE LTD.
ACN 091 687 740 ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill WA 6163
PO Box 251, South Fremantle WA 6162
Ph: +61 8 9336 7122 Fax: +61 8 9336 7111


Cell
AQUACULTURE LTD.

19 July 2005

Mr Vickrem Naicker
Companies Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

UPDATED STATEMENT OF COMMITMENTS BASED ON FUNDS RAISED

Funds totalling $5,201,400 were raised through the Company's initial public offer, pursuant to its Prospectus dated 22 April 2005 and Supplementary Prospectus dated 31 May 2005 (Offer), which Offer closed on 15 July 2005.

A summary, in table form, of the commitment of funds is set out below based on the actual amount raised:

Project	Committed Funds
Investment in joint ventures to establish Eco-Cell systems	$1,400,000
Investment in Hatchery	$1,100,000
Expenses of Offer	$500,000
Research and Development	$450,000
Working Capital	$1,751,400
Total	**$5,201,400**

Yours faithfully



Lee Boyd
Chairman

CELL AQUACULTURE LTD.
ACN 091 687 740 ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill WA 6163
PO Box 251, South Fremantle WA 6162
Ph: +61 8 9336 7122 Fax: +61 8 9336 7111

AQUACULTURE LTD.

Proforma Statement of Financial Position

	Audited 30 June 2004	Reviewed 31 Dec 2004	Unaudited Proforma 31 Dec 2004
	$	$	$
CURRENT ASSETS			
Cash assets	110,309	384,928	5,153,443
Receivables	53,512	199,932	199,932
Inventories	26,235	26,235	26,235
Other	1,082	830	830
TOTAL CURRENT ASSETS	**191,138**	**611,925**	**5,380,440**
NON-CURRENT ASSETS			
Receivables	2,420	2,420	2,420
Property, plant and equipment	1,188,496	1,171,958	1,171,958
Intangibles	212,767	196,131	196,131
Other	971,372	1,290,406	1,223,291
TOTAL NON-CURRENT ASSETS	**2,375,055**	**2,660,915**	**2,593,800**
TOTAL ASSETS	**2,566,193**	**3,272,840**	**7,974,240**
CURRENT LIABILITIES			
Payables	365,002	161,730	161,730
Provisions	-	4,193	4,193
TOTAL CURRENT LIABILITIES	**365,002**	**165,923**	**165,923**
NON-CURRENT LIABILITIES			
Interest bearing liabilities	1,091,147	323,876	323,876
TOTAL NON-CURRENT LIABILITIES	**1,091,147**	**323,876**	**323,876**
TOTAL LIABILITIES	**1,456,149**	**489,799**	**489,799**
NET ASSETS	**1,110,044**	**2,783,041**	**7,484,441**
EQUITY			
Contributed equity	3,307,200	5,199,745	9,699,895
Option Reserve	-	-	201,250
Accumulated losses	(2,197,156)	(2,416,704)	(2,416,704)
TOTAL EQUITY	**1,110,044**	**2,783,041**	**7,484,441**

CELL AQUACULTURE LTD.
ACN 091 687 740 ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill WA 6163
PO Box 251, South Fremantle WA 6162
Ph: +61 8 9336 7122 Fax: +61 8 9336 7111

TERMS AND CONDITIONS OF OPTIONS
CELL AQUACULTURE LIMITED

1. General

Cell Aquaculture Limited (the **Company**) has the following options on issue:

(a) 3,500,000 options each exercisable at 20 cents on or before 1 March 2008 (**20 Cent Options**); and

(b) 3,000,000 options each exercisable at 35 cents on or before 19 July 2008 (being the date which is 3 years from the date the Company's ordinary shares were admitted to quotation on Australian Stock Exchange Limited) (**35 Cent Options**).

The 20 Cent Options and the 35 Cent Options (together the **Options**) are issued on the same terms and conditions save for the expiry date and the exercise price.

2. Option Terms and Conditions

The rights attaching to the Options are as follows:

(a) The Options shall expire on the applicable expiry dates set out in section 1 above (**Expiry Date**).

(b) Each Option is a right in favour of the Option Holder to subscribe for one Share.

(c) The Option Holder may exercise an Option anytime prior to the Expiry Date.

(d) A share allocated to an Option Holder on exercise of an Option shall be issued at the exercise price set out in section 1 above (**Exercise Price**).

(e) The Exercise Price shall be payable in full upon exercise of the Option.

(f) An Option shall be exercisable by the delivery to the registered office of the Company of a notice in writing stating the intention of the Option Holder to:
   (i) exercise all or a specified number of Options; and
   (ii) pay the subscription monies in full for the exercise of each Option.
   The notice must be accompanied by a certificate in respect of the Options and a cheque made payable to the Company for the subscription monies for the Shares. An exercise of only some Options shall not affect the rights of the Option Holder to the balance of the Options held by the Option Holder.

(g) The Company shall allot a resultant Share and deliver the holding statement within five Business Days of the exercise of an Option.

(h) If the Company is admitted to the official list of the ASX, it will not apply for quotation of the Options.

(i) The Options are not transferable.

(j) Shares allotted pursuant to an exercise of Options shall rank, from the date of allotment, equally, with existing Shares of the Company in all respects.

(k) The Company shall in accordance with the Listing Rules make application to have Shares allotted pursuant to an exercise of Options listed for official quotation on the ASX.

(l) There are no participating rights or entitlements inherent in the Options and the Option Holder will not, by virtue of that Option holding, be entitled to participate in new issues of securities by the Company which may be offered to shareholders during the currency of the Options. However, Option Holder has the right to exercise their Options prior to the date of determining entitlements to any new issues of securities to the then existing shareholders of the Company made during the currency of the Options, and will be granted a period of at least ten business days (as defined in the Listing Rules) before and inclusive of the books closing date to exercise the Options.

(m) In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the authorised or issued capital of the Company, the number of the Options or the Exercise Price of the Options or both shall be reconstructed (as appropriate) in accordance with the Listing Rules, so as not to result in any benefits being conferred on Option Holders which are not conferred on Shareholders.

19 July 2005

CELL AQUACULTURE LIMITED
A C N : 091 687 740

TOP SPREAD REPORT

OP ID: TSN DATE: 19/07/2005 PAGE: 1
CLASS: 2 CAQ FP

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	0	0	0.000 %
1,001 - 5,000	0	0	0.000 %
5,001 - 10,000	103	1,030,000	0.867 %
10,001 - 100,000	226	8,844,400	7.450 %
100,001 - 9999999999	115	108,841,106	91.681 %
TOTAL	444	118,716,606	99.999 %

LOCALITY ANALYSIS

OVERSEAS	15	17,308,959	14.578 %
1 - 999	0	0	0.000 %
1000 - 1999	0	0	0.000 %
2000 - 2999	31	721,500	0.607 %
3000 - 3999	34	930,333	0.783 %
4000 - 4999	19	908,500	0.765 %
5000 - 5999	26	560,000	0.471 %
6000 - 6999	317	98,272,314	82.778 %
7000 - 7999	2	20,000	0.016 %
8000 - 8999	0	0	0.000 %
9000 - 9999	0	0	0.000 %
TOTAL	444	118,716,606	99.998 %

CELL AQUACULTURE LIMITED
A C N : 091 687 740

TOP 20 HOLDERS REPORT

OP ID: TSN DATE: 19/07/2005 PAGE: 2
CLASS: 2 CAQ FP

<------------------- CURRENT STATUS -------------------> <-- LAST PRINT 19/07/2005 -->

RANK	----S H A R E H O L D E R----	Total Units	% Issue Capital	Cum Units	Cum % Capital	Rank	Total Units	% Issue Capital	Unit Change	% Change
1	JANO HOLDINGS PTY LTD	17,070,001	14.378	17,070,001	14.378	1	17,070,001	14.378	0	0.000
2	MR BRIAN FEATHERBY	9,429,000	7.942	26,499,001	22.320	2	9,425,000	7.942	0	0.000
3	MR PETER JOSEPH BURNS	9,176,668	7.729	35,675,669	30.049	3	9,176,668	7.729	0	0.000
4	QUEST STOCKBROKERS (HK) LIMITED	6,615,626	5.572	42,291,295	35.621	4	6,615,626	5.572	0	0.000
5	MEREDEEN INVESTMENTS LIMITED	5,000,000	4.211	47,291,295	39.832	5	5,000,000	4.211	0	0.000
6	TOPTREND GROUP LIMITED	2,500,000	2.105	49,791,295	41.937	6	2,500,000	2.105	0	0.000
7	DOVE NOMINEES PTY LTD	2,166,666	1.825	51,957,961	43.762	7	2,166,666	1.825	0	0.000
8	MRS AVRYL BURGH <PAMS A/C>	2,000,000	1.684	53,957,961	45.446	8	2,000,000	1.684	0	0.000
9	MR WADE ANDERSON <WADE ANDERSON A/C>	2,000,000	1.684	55,957,961	47.130	9	2,000,000	1.684	0	0.000
10	BOWOOD PTY LTD	1,750,000	1.474	57,707,961	48.604	10	1,750,000	1.474	0	0.000
11	MR PETER GERARD BURNS <PG BURNS INVESTMENT A/C>	1,698,450	1.430	59,406,411	50.034	11	1,698,450	1.430	0	0.000
12	MR ROSS WILLIAM FORD & MRS RUTH ELIZABETH FORD	1,616,666	1.361	61,023,077	51.395	12	1,616,666	1.361	0	0.000
13	PACIFIC 2000 FOUNDATION	1,500,000	1.263	62,523,077	52.658	13	1,500,000	1.263	0	0.000
14	EROBEN PTY LTD	1,500,000	1.263	64,023,077	53.921	14	1,500,000	1.263	0	0.000
15	MR DAVID RICHARD THOMAS	1,330,000	1.120	65,353,077	55.041	15	1,330,000	1.120	0	0.000
16	MR ROSS FORD & MRS RUTH FORD	1,250,000	1.052	66,603,077	56.093	16	1,250,000	1.052	0	0.000
17	FIDUCIARY HOLDINGS PTY LTD	1,250,000	1.052	67,853,077	57.145	17	1,250,000	1.052	0	0.000
18	MR PETER JERMAKOFF 4 COLLINS PARADE MULLALOO WA 6027	1,231,250	1.037	69,084,327	58.182	18	1,231,250	1.037	0	0.000
19	MR RICHARD JAMES HARRIS & MS SUSAN ELIZABETH HARRIS <THE HARRIS FAMILY S/F A/C>	1,100,000	0.926	70,184,327	59.108	19	1,100,000	0.926	0	0.000
20	MR RICHARD ANTHONY DAVIS <RICHARD ANTHONY DAVIS A/C>	1,020,000	0.859	71,204,327	59.967	20	1,020,000	0.859	0	0.000
	TOTAL	71,204,327	59.967				71,204,327	59.967		

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
CELL AQUACULTURE LIMITED	86 091 687 740

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class
127,709,606 (maximum)	ORDINARY

3 Additional +classes of +securities (except +CDIs)

Number to be quoted	+Class
Nil	Nil

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
14,885,500	Options exercisable at 35¢ on or before 30/06/05
3,500,000	Options exercisable at 20¢ on or before 01/03/08
3,000,000	Options exercisable at 35¢ on or before 3 years from the Official Quotation Date

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Tel: 08 9336 7122 Fax: 08 9336 7111 Postal: PO Box 251 SOUTH FREMANTLE WA 6160 Email: info@cellaqua.com
5	Address of principal +security registries for each +class of +security (including +CDIs)	Advanced Share Registry Services 110 Stirling Highway NEDLANDS WA 6009
6	Annual balance date	30 June

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Mr Perryman Leach Managing Director
8	Name and title of chairperson of directors	Mr Edwin Leith (Lee) Boyd Chairman
9	Names of all directors	Mr Edwin Leith (Lee) Boyd Mr Perryman James Leach Mr Peter Joseph Burns Dr David Richard Thomas

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Directors subject to retirement by rotation (see Tab 2 - Constitution at clause 11.1) The Directors do not have any entitlements to participate in profits of the Company.
11	Name and title of company secretary	Mr Ian Gregory
12	Place of incorporation	Western Australia
13	Date of incorporation	7 March 2000
14	Legislation under which incorporated	Corporations Act
15	Address of registered office in Australia	66 Bennett Avenue, Hamilton Hill, WA 6163
16	Month in which annual meeting is usually held	November
17	Months in which dividends are usually paid (or are intended to be paid)	N/A
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	N/A
20	Name and title of chairperson of directors of responsible entity	N/A
21	Names of all directors of the responsible entity	N/A
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity	N/A

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A
26	Legislation under which the entity is registered	N/A
27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

+ See chapter 19 for defined terms.

About the entity

All entities

	Tick to indicate you are providing the information or documents		Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Tab 1 – Prospectus section 7.1
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	To be provided separately
33	☒	Cheque for fees	To be provided separately
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Tab 3
36	☒	A certified copy of any restriction agreement entered into in relation to +restricted securities	To be provided separately
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Tab 4
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Tab 2

+ See chapter 19 for defined terms.

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Tab 5
42	☒	A brief history of the entity or, if applicable, the group	Tab 1 – Prospectus Section 3
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Tab 6 – ASX online agreement

About the securities to be quoted

All entities

No.		Item	Where is the information or document to be found?
43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Listing Rule 2.1 has/will be met.
44	☒	Voting rights of +securities to be quoted	Tab 1 – Prospectus Section 12.8
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Tab 7
46	☒	Terms of the +securities to be quoted	Fully paid ordinary shares: Tab 1 – Prospectus Section 12.8
47	☒	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided after the offer is closed
48	☒	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided after the offer is closed
49	☒	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided after the offer is closed
50	☐	Terms of any +debt securities and +convertible debt securities	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	N/A

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	N/A
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	N/A
55	☐	The date that the vendor acquired the +classified asset	N/A
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	N/A
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	N/A
58	☐	Full details of the +classified asset, including any title particulars	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	N/A
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	N/A
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	N/A

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	To be provided after offer is closed, if requested
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☒	The terms of any +employee incentive scheme	Tab 1 – Prospectus Section 12.10
66	☐	The terms of any +dividend or distribution plan	N/A
67	☒	The terms of any +securities that will not be quoted	Tab 1 – Prospectus Sections 6.3 and 12.9
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

No.	Checked	Item	Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	Tab 1 – Prospectus Section 6.3, Section 12.8 and Section 12.9
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☒	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	21,385,500 – Tab 1 – Prospectus Section 6.3
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A
74	☐	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	N/A

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	
77	☐	Audited +accounts for the last 3 full financial years and audit reports	
78 – 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	
80A	☐	Pro forma balance sheet and review	
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Tab 1 – Prospectus Section 8
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Tab 1 – Prospectus Section 6.2
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Tab 1 – Prospectus Section 6.2
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Tab 1 – Prospectus Section 8 and Tab 8
87A	☒	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	Tab 1 – Prospectus Section 8 and Tab 8
87B	☐	Audited balance sheet (if required) and audit report	N/A
87C	☒	Pro forma balance sheet and review	Tab 1 – Prospectus Section 8

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	Tab 1 – Prospectus Section 4
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	Tab 1 – Prospectus Section 8 and Tab 8 – Audited Accounts

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	N/A
110	☐	The date the information memorandum is signed	N/A
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	N/A
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	N/A
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

+ See chapter 19 for defined terms.

Other information

All entities

			Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Tab 1 – Prospectus Section 12.5
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	N/A

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	N/A
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	N/A
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	N/A
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	N/A

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated:

Executed by **Cell Aquaculture Limited ABN 86 091 687 740** by ~~or in the~~ presence of:



Signature of Director

Edwin Keith Boyd

Name of Director in full



Signature of ~~Secretary~~/Director

Perryman James Lorch

Name of ~~Secretary~~/Director in full

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

AMMENDMENT TO CIRCULAR DATED 20 July 2005

COMMENCEMENT OF OFFICIAL QUOTATION- CELL AQUACULTURE LIMITED

Cell Aquaculture Limited (the "Company") was admitted to the official list of the Australian Stock Exchange Limited on Wednesday 20 July 2005.

Official quotation of the Company's securities will commence on Monday, 25 July 2005.

Please note the correction to the Company's contact details and ASX restricted securities.

Quoted Securities:	78,039,854 fully paid ordinary shares
Issue Price	20 cents per share
ASX Code:	CAQ
Time:	12.00 PM EST (10.00 AM WST)
Date:	Monday, 25 July 2005
SEAT Abbreviation:	CELL AQUA
ISIN:	AU000000CAQ5
Home Branch:	Perth
Industry Classification:	Capital Goods
Registered Office:	66 Bennett Avenue Hamilton Hill Western Australia 6163 Telephone: (08) 9336 7122 Facsimile: (08) 9336 7111
Company Secretary:	Mr Ian Gregory
Share Registry:	Advanced Share Registry Services 110 Stirling Highway Nedlands WA 6009 Telephone: (08) 9389 8033 Facsimile: (08) 9389 7871



Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
State of Incorporation:	Western Australia
ASX restricted securities:	38,853,250 ordinary shares fully paid classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 3,500,000 options exercisable at 20 cents each on or before 1 March 2008, classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 3,000,000 options exercisable at 35 cents each on or before 20 July 2008, classified by ASX as restricted securities to be held in escrow for a period of 24 months from commencement of official quotation. 1,823,502 ordinary shares fully paid classified by ASX as restricted securities to be held in escrow for a period of 12 months from date of issue.
Dividend Policy:	Refer to page 61 of Prospectus
Activities:	Marine Aquaculture

ASX Contact:	Vickrem Naicker
Business Unit	Companies Perth
Ext No:	6032
Date:	21 July 2005


Cell
AQUACULTURE LTD

20 July 2005

Mr Vickrem Naicker
Companies Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

RESTRICTED SECURITIES

Details of the Company's securities which are subject to escrow are as follows:

Type of Security	Number	Period of Escrow
Ordinary Shares	1,823,502	12 months from 20 October 2004
Ordinary Shares	38,853,250	24 months from the date of Official Quotation
Options 20c – 01/03/08	3,500,000	24 months from the date of Official Quotation
Options 35c – 20/07/08	3,000,000	24 months from the date of Official Quotation

Full terms and conditions of the options on issue are set out in the attachment.

Yours faithfully

Lee Boyd
Chairman


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Corporations Act

A COMPANY LIMITED BY SHARES

CONSTITUTION

Of

CELL AQUACULTURE LIMITED
ACN 091 687 740

TH0713

Table of contents

Clause *Page*

CORPORATIONS ACT

A COMPANY LIMITED BY SHARES

CONSTITUTION

OF

CELL AQUACULTURE LIMITED

1. Definitions

In this agreement the following words have these meanings in these Clauses unless the contrary intention appears:

1.1 **"Alternate Director"** means a person appointed as alternate director under Clause 13.3.1.

1.2 **"Auditor"** means the auditor or auditors for the time being of the Company.

1.3 **"Business Day"** means a day other than a Saturday, a Sunday, New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day which the Exchange shall declare and publish to be a day which is not a business day;

1.4 **"Chess"** means the Clearing House Electronic Sub-Register System established and operated by the Exchange including but not limited to:

1.4.1 the clearing and settlement of transaction in CHESS approved securities;

1.4.2 the transfer of securities; and

1.4.3 the registration of transfers.

1.5 **"CHESS Approved Securities"** means securities of a company for which CHESS approval has been given in accordance with the Operating Rules;

1.6 **"CHESS Sub-Register"** means that part of a company's register for a class of the company's CHESS approved securities that is administered by a Clearing and Settlement Facility and that records uncertificated holdings of securities in that class;

1.7 **"Clearing and Settlement Facility"** has the same means as that term has under the Corporations Act;

1.8 **"Company"** means Cell Aquaculture Limited;

1.9 **"Constitution"** means this Constitution as amended from time to time.

1.10 **"Corporations Act"** and **"Corporations Regulations"** have the meanings given to them by Part 3 of the Corporations (Western Australia) Act 1990 and references to the Corporations Act 2001 and the Corporations Regulations have the effect given to them by Section 13 of that Act;

1.11 **"Director"** means a director for the time being of the Company, and where appropriate includes an Alternate Director.

1.12 **"Dividend Interest"** means the right of a Member to receive dividends under this Constitution or any law.

1.13 **"Exchange"** means *Australian* Stock Exchange Limited.

1.14 **"Executive Director"** means a person appointed as executive director under Clause 13.19.1.

1.15 **"Home Branch"** means the State Branch of the Exchange designated to the Company by the Exchange.

1.16 **"Listed"** means, in relation to the Company, the Company being and remaining admitted to the official list of the Exchange;

1.17 **"Listing Rules"** means the Listing Rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

1.18 **"Listed Securities"** means any shares, share options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by the Exchange;

1.19 **"Managing Director"** means a person appointed as managing director under Clause 13.19.1.

1.20 **"Market Transfer"** means:

1.20.1 a transfer of shares in the Company where the transfer is pursuant to or connected with a transaction entered into on the stock market operated by the Exchange and for the avoidance of doubt includes a transfer from a Clearing and Settlement Facility; or

1.20.2 an allotment of shares in the Company as a result of the exercise of any rights, options or convertible notes where such rights, options or notes are traded on a market operated by the Exchange.

1.21 **"Member"** means a person for the time being entered in the Register as a member of the Company.

1.22 ***"Operating Rules"*** has the same meaning as that term has under the Corporations Act.

1.23 **"Prescribed Information"** means information as to whether the shares are held beneficially by the holder of the shares and, if not, who has beneficial interests in the shares, whether the holder of the shares or any person who has a beneficial interest in the shares is in a position to exercise control of another licence (giving particulars of any such position) and any other information which the Directors consider is necessary or desirable for determining the eligibility of that person or any other person to hold or continue to hold shares in the Company having regard to the provisions of the Corporations Act.

1.24 **"Register"** means the register of members of the Company to be kept by the Company.

1.25 **"Registered Office"** means the registered office for the time being of the Company.

1.26 **"Restricted Securities"** has the meaning ascribed to it by the Listing Rules.

1.27 **"Seal"** means the common seal of the Company.

1.28 **"Secretary"** means a person appointed by the Directors under Clause 14.1 to perform the duties of secretary of the Company.

1.29 **"State"** means the state or territory in which the Company is from time to time registered.

1.30 **"Voting Interests"** means the right of a Member to exercise a vote at any meeting of the company under this Constitution or any law.

1.31 **"Winding Up Interest"** means the right under this Constitution or any law for a Member to receive a share in the property of the company that could be distributed among members of the Company is property of the Company was distributed among Members, whether as a result of a winding up or otherwise.

1.32 **"Writing"** includes printing, tying and other methods of representing or reproducing words in a visible form and "written" has a corresponding meaning.

---

2. Interpretation

2.1 In this Constitution:

2.1.1 word importing any gender include all others genders;

2.1.2 the word person includes a firm, a body corporate, an unincorporated association or an authority;

2.1.3 the singular includes the plural and vice versa; and

2.1.4 a reference to a statute or code or the Corporations Act (or to a provision of same) means the statute, code or the Corporations

Act (or provisions of same) as modified or amended and in operation for the time being, or any statute, code or provision enacted (whether by the State or Commonwealth of Australia) in its place and includes any regulation or rule for the time being in force under the statute, code or the Corporations Act.

2.2 Unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act.

2.3 Headings are inserted for convenience and do not affect the interpretation of this Constitution.

2.4 Where the phrase "permitted by the Listing Rules" or similar phrase is used in this Constitution that expression under this Constitution shall be deemed to include any act, omission or transaction which is subject to a waiver of the Listing Rules by the Exchange.

2.5 The Replaceable Rules contained in the Corporations Act do not apply to the Company.

---

3. Share Capital and Variation of Rights

3.1 Directors to Issue Shares

3.1.1 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Corporations Act and the Listing Rules, except as the Company in general meeting may when authorising any issue of shares otherwise direct and subject to this Constitution, shares in the Company are under the control of the Directors who may allot or dispose of all or any of the same to such person at such times at such price and on such terms and conditions and having attached to them such preferred, deferred or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise and whether as preference shares that are at the option of the Company likely to be redeemed as the Directors think fit.

3.1.2 Subject to the Listing Rules the Directors have the right to grant to any person options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any stock.

3.1.3 The Directors have the right to settle the manner in which fractions of a share, however arising, are to be dealt with.

3.1.4 The Directors may not, without the prior approval of a resolution of the Company in general meeting, allot any shares in the Company to any person where the allotment would have the effect of transferring a controlling interest in the Company.

3.1.5 A Director or any person associated with a Director may not participate in an issue by the Company of shares under Clause 3.1.1 or options or other securities under Clause 3.1.2 unless the participation of the Director or the person associated with a director in the issue is permitted under the Listing Rules.

3.2 Variation of Rights

3.2.1 If at any time the share capital is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up, be varied or abrogated in any way with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Any variation under this Clause shall be subject to Sections 246B to 246E of the Corporations Act.

3.2.2 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by 2 persons who, between them, hold or represent one-third of the issued shares of the class; and

(b) any holder of shares of the class, present in person or by proxy, attorney or representative appointed under Clause 10.1.2 may demand a poll.

3.2.3 The rights conferred on the holders of the shares of any class are not deemed to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares unless otherwise:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act.

3.3 Commission and Brokerage

3.3.1 The Company may exercise the power to pay brokerage or commission conferred by the Corporations Act. The rate or the amount of the brokerage or commission paid or agreed to be paid must be disclosed in the manner required by the Corporations Act.

3.3.2 The brokerage or commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or partly by the payment of cash and partly by the allotment of fully or partly paid shares or other securities.

3.3.3 The Company shall comply with the requirements of the Corporations Act and the Listing Rules in the payment of such brokerage or commission.

3.4 Recognition and Disclosure of Interests

3.4.1 Except as required by law, the Company is not bound or compelled in any way to recognise a person as holding a share on any trust.

3.4.2 The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

3.5 Uncertificated Holdings and Electronic Transfer

3.5.1 Notwithstanding any other provision in this Constitution, the Directors may determine not to issue a share certificate or option certificate or may determine to cancel such a certificate without issuing any certificate in its place, if that determination is not contrary to the Corporations Act or the Listing Rules.

3.5.2 The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the participation by the Company in CHESS developed by the Exchange or in any computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in shares or securities. Where the securities of the Company are CHESS Approved Securities the Company shall comply with the Operating Rules of a Clearing and Settlement Facility.

3.6 Share Holding Statements

3.6.1 Where the Directors of the Company have pursuant to Clause 3.5.2 determined not to issue share certificates or to cancel existing share certificates a Member shall have the right to receive such statements of the holdings of the Member as are required to be distributed to a Member under the Corporations Act and the Listing Rules.

3.7 Share Certificates

3.7.1 Subject to Clause 3.4 - 3.5 if the Directors determine to issue a certificate for shares held by a Member the following provisions apply:

(a) A person whose name is entered as a Member in the Register or as an option holder in the register of options is entitled without payment to receive a certificate in respect of the shares or options registered in the person's name

issued in accordance with the Corporations Act but, in respect of shares or options held jointly by several persons, the Company is not bound to issue more than one certificate;

(b) Delivery of a certificate for a share may be effected by delivering it personally to the holder or by posting it in a prepaid envelope addressed to the holder at the address shown in the Register or by delivering or posting the certificate in accordance with the written instructions of the holder. Delivery of a certificate for a share to one of several joint holders is sufficient delivery to all such holders;

(c) Where satisfactory evidence has been received by the Company that the certificate for shares previously issued has been stolen, lost or destroyed and has not been pledged, charged, sold or otherwise disposed of, and the holder has undertaken in writing to the Company to return any such certificate to the Company if it is found or received by the holder, then the Company must issue a replacement certificate in accordance with the Corporations Act;

(d) Where a certificate for shares previously issued has been worn out or defaced and has been surrendered to the Company for cancellation and has been cancelled the person whose name is entered as the Member in respect of those shares in the Register is entitled to receive a replacement certificate in accordance with the Corporations Act and the Listing Rules.

(e) The Directors may determine the number of shares to be issued in any one certificate; and

(f) Every certificate for shares must be issued in accordance with the Corporations Act and the Listing Rules.

3.8 Joint Holders of Shares

3.8.1 Where two (2) or more persons are registered as the joint holders of shares they are deemed to hold the shares as joint tenants.

3.9 Restricted Securities

3.9.1 The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities; without limiting the generality of the foregoing:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the escrow period except as permitted by the Listing Rules or the Exchange;

(c) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a restriction agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

---

4. Lien

4.1 Lien on Share

4.1.1 The Company has a first and paramount lien on every share (other than a fully paid share) for all money (whether presently payable or not) called or payable at a fixed time in respect of that share and such lien extends to all dividends, rights and other distributions from time to time declared paid or made in respect of that share. Such lien extends to cover reasonable interest (not exceeding 10% per annum) and expenses incurred because such monies are not paid.

4.1.2 The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a Member for all money presently payable by that Member to the Company and all money which the Company may be called on by law to pay in respect of the shares of that Member.

4.1.3 Whenever any law for the time being of any country, state or place imposes any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of any Member (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to that Member by the Company on or in respect of any of those shares the Company in that case:

(a) is fully indemnified by that Member or that Member's executor or administrator from all that liability;

(b) has lien on the shares registered in the name of that Member for all money paid or payable by the Company in respect of those shares under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the directors from the date of payment to the date of repayment;

(c) has a lien on all dividends, payable in respect of the shares registered in the name of that Member for all moneys paid by the Company in respect of those shares or in respect of such dividends under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment and may deduct or set off against any of those dividends or other moneys any of those moneys paid by the Company together with interest;

(d) may recover as a debt due from such Member or that Member's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law; and

(e) may if any such money is paid by the Company under any such law refuse to register a transfer of any shares other than by a Market Transfer by any such Member or that Member's executor or administrator until such money and interest have been set off or deducted as aforesaid or have been otherwise paid the Company.

Nothing in this Constitution prejudices or affects any right or remedy which any such law may confer on the Company and as between the Company and every such Member, that Member's executors, administrator and estate wherever constituted or situated any right or remedy which such law confers on the Company is enforceable by the Company.

4.1.4 The Company may do all such things as may be necessary or appropriate for it to do under the Operating Rules of a Clearing and Settlement Facility to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

4.1.5 The Directors may at any time exempt a share wholly or in part from the provisions of Clauses 4.1.1 to 4.1.3.

4.1.6 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the claim to the transferee.

4.2 Sale Under Lien

4.2.1 Subject to Clauses 4.2.2 and 4.3.1, the Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien as if the share were forfeited.

4.2.2 A share on which the Company has a lien may not be sold by the Company unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

4.3 Transfer on Sale Under Lien

4.3.1 For the purpose of giving effect to a sale mentioned in Clause 4.2.1, the Company may receive the consideration (if any) given for the share so sold and may (if required) execute a transfer of the share sold in favour of the person to whom the share is sold or where the transfer of shares is to be effected as a Market Transfer, the Company may do all such things as may be necessary or appropriate for it to do to effect the transfer.

4.3.2 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

4.4 Proceeds of Sale

4.4.1 The proceeds of a sale mentioned in Clause 4.2.1 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

---

5. Calls on Shares

5.1 Directors to Make Calls

5.1.1 The Directors may, subject to compliance with the requirements of the Corporations Act, the Listing Rules and the original terms of issue of the shares, make calls on a Member in respect of any money unpaid on the shares of that Member.

5.1.2 A call may be made payable by instalments.

5.1.3 The Directors may revoke or postpone a call.

5.1.4 A call must be made in accordance with the Listing Rules.

5.2 Time of Call

5.2.1 A call is deemed to be made at the time when the resolution of the Directors authorising the call is passed.

5.3 Notice of Call and Members' Liability

5.3.1 Each Member must, on receiving at least 15 Business Days notice (or such longer period as the Listing Rules shall require) specifying:

(a) the name of the Member;

(b) the number of shares held by the member;

(c) the amount of the call;

(d) the due date for payment of the call;

(e) the consequences of non-payment of the call;

(f) the taxation deductions applicable (if any) and how they may be applied for;

(g) market details regarding the shares and any other shares in the Company as required by the Listing Rules; and

(h) such other information as required by the Listing Rules,

pay to the Company at the time or times and place so specified the amount called on the shares.

5.3.2 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.3.3 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

5.4 Interest of Default

5.4.1 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from and including the day for payment to the time of actual payment at the rate, not exceeding 20% per annum, determined by the Directors, but the Directors may waive payment of that interest wholly or in part.

5.5 Fixed Instalments Deemed Calls

5.5.1 Subject to the Listing Rules any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non- payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

5.6 Differentiation between Shareholders as to Calls

5.6.1 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

5.7 Prepayment of Calls

5.7.1 The Directors may accept from a Member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

5.7.2 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the prescribed rate, as is agreed on between the Directors and the Member paying the sum.

5.7.3 For the purposes of Clause 5.7.2, the prescribed rate of interest is:

(a) if the Company has, by resolution, fixed a rate - the rate so fixed; and

(b) in any other case - 10% per annum.

---

6. Transfer of Shares

6.1 Forms of Instrument of Transfer

6.1.1 Subject to this Constitution, a Member may transfer all or any of the Member's shares by:

(a) by a Market Transfer in accordance with any computerised or electronic system established or recognised by the Listing Rules or the Corporations Act for the purpose of facilitating dealings in shares, including a transfer that may be effected by the Operating Rules of a Clearing and Settlement Facility; and

(b) an instrument which is:

(i) in writing in any usual or common form or in any other form that the Directors approve;

(ii) a sufficient instrument or transfer of marketable securities under Section 1101 of the Corporations Act;

(iii) in a form approved by the Exchange, or

(iv) in any other usual or common form

6.2 Registration Procedure

6.2.1 Where an instrument of transfer referred to in Clause 6.1.1(b) is to be used by a Member to transfer shares the following provisions apply;

(a) it must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act;

(b) the instrument of transfer must be left for registration at the share registry of the Company, accompanied by the certificate for the shares to which it relates (if any) and such information as the Directors properly require to show the right of the transferor to make the transfer, and in that event, the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as a shareholder;

(c) the Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except in the case the Company issues certificates for shares where the issue of a certificate is to replace a lost or destroyed;

(d) On registration of a transfer of shares, the Company must cancel the old certificate (if any).

6.2.2 A transferor of shares remains the holder of the shares transferred until the transfer (if any) is registered and the name of the transferee is entered in the Register in respect of the shares. The right to any dividends declared on any shares subject to a transfer will be determined by reference to the record date for the purposes of that dividend and the date of registration of the transfer.

6.3 Market Transfer

6.3.1 In the case of a Market Transfer the Company must comply with such obligations as may be imposed on it by the Listing Rules and where appropriate the Operating Rules of a Clearing and Settlement Facility in connection with any transfer of shares.

6.4 Directors Power to Decline to Register

6.4.1 The Directors may decline to register any transfer of shares (other than a Market Transfer) where:

(a) the Listing Rules or Operating Rules of a Clearing and Settlement Facility permit the Company to do so;

(b) or the Listing Rules or Operating Rules of a Clearing and Settlement Facility require the Company to do so.

6.4.2 If in the exercise of their rights under Clause 6.4.1 the Directors refuse to register a transfer of a security they must give written notice in accordance with the Listing Rules of the refusal to the transferee and the broker lodging the transfer (if any). Failure to give such notice will not invalidate the decision of the Directors.

6.4.3 Notwithstanding any other provisions contained in this Constitution, the Company may not prevent, delay or interfere with the registration of a Market Transfer where to do so would be contrary to the provisions of any of the Listing Rules or the Operating Rules of a Clearing and Settlement Facility.

6.5 Closure of Register

6.5.1 Subject to the Corporations Act the Listing Rules and the Operating Rules of a Clearing and Settlement Facility, the Company may at any time close the Register for a period not exceeding in the whole 30 days in any year.

6.6 Company to Retain Instrument of Transfer

6.6.1 The Company must retain every instrument of transfer it receives pursuant to the terms of this Part for registration for such period as the Directors determine.

6.6.2 Where the Directors refuse registration of a transfer under this Constitution, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

6.7 Other Securities

6.7.1 The provisions of this Clause 6 shall apply with necessary alterations to any other Listed Securities for the time being issued by the Company.

---

7. Transmission of Shares

7.1 Transmission of Shares on Death of Holder

7.1.1 In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where the deceased was a sole holder, are the only persons recognised by the Company as having any title to the deceased's interest in the shares, but this Clause does not release the estate of a deceased joint holder

from any liability in respect of a share that had been jointly held by the deceased with other persons.

7.2 Right to Registration on Death or Bankruptcy

7.2.1 Subject to the Bankruptcy Act 1966, a person becoming entitled to a share inconsequence of the death or bankruptcy of a Member may, on such information being produced as is properly required by the Directors, either elect to be registered as holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in consequence of the death of a Member the Directors must, on satisfactory evidence of that death being produced to them, direct the Register to be altered *accordingly*.

7.2.2 If the person becoming entitled elects to be registered as holder of the share under Clause 7.2.1 the person must deliver or send to the company a notice in writing signed by the person in such form as the Directors approve stating that the person so elects.

7.2.3 If the person becoming entitled nominates another person to be registered as the transferee of the share under Clause 7.2.1 the person must do all things necessary or appropriate to effect the transfer.

7.2.4 All the limitations, restrictions, and provisions of this Constitution the Listing Rules, Operating Rules of a Clearing and Settlement Facility or the Corporations Act relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the Member had not occurred and the actions and procedures taken to effect the transfer were actions taken by that Member.

7.3 Effect of Transmission

7.3.1 If the registered holder of a shared is or becomes bankrupt, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if the registered holder had not died or become bankrupt.

7.3.2 If 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holders of the share.

7.4 Market Transfers not Affected

7.4.1 In the case of a Market Transfer the provisions of this Clause 7 are subject to any such obligation as may be imposed on the Company or the person entitled to the shares in the death or bankruptcy of the Member by the Listing Rules, Operating Rules or any law.

---

8. Forfeiture of Shares

8.1 Notice Requiring Payment of Call

8.1.1 If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that have been incurred by the Company by reason of such non-payment.

8.1.2 The notice must name a further day being the date 10 Business Days after the day for payment of the call or instalment on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

8.2 Forfeiture for Failure to Comply with Notice

8.2.1 If the requirements of a notice served under Clause 8.1.1 are not complied with, any share of which a call is unpaid at the expiration of 10 Business Days after the day for its payment is thereupon forfeited without any resolution of the Directors to that effect.

8.2.2 Such a forfeiture includes all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

8.2.3 Any share forfeited under Clause 8.2.1 may be sold, re-allotted or otherwise disposed of to whom and on such terms and conditions, subject to the Corporations Act and Listing Rules, as the Directors think fit.

8.2.4 If any share is forfeited under Clause 8.2.1, notice of the forfeiture must be given to the Member holding the share immediately prior to the forfeiture and an entry of forfeiture with the date thereof must be made in the Register.

8.2.5 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

8.3 Cancellation of Forfeiture

8.3.1 At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

8.4 Effect of Forfeiture on Former Holder's Liability

8.4.1 A person whose shares have been forfeited ceases to be a Member in respect of the forfeited shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares (including interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of forfeiture on the money for the time being unpaid if the Directors think fit to enforce payment of the interest and also expenses owing), but that person's liability ceases if and when the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

8.5 Evidence of Forfeiture

8.5.1 A statement in writing declaring that the person making the statement is a director or a secretary of the Company, and that a share in the Company has been duly forfeited in accordance with this Constitution on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

8.6 Transfer of Forfeitured Share

8.6.1 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

8.6.2 Upon the effecting of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

8.6.3 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

8.7 Forfeiture Applies to Non-Payment of Instalment

8.7.1 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified.

8.7.2 Where the transfer of forfeited shares is to be effected through a Clearing and Settlement Facility, the Company may do all such

things as may be necessary or appropriate for it to do under the Operating Rules of a Clearing and Settlement Facility.

8.8 Listing Rules

8.8.1 The Company shall comply with the Listing Rules with respect to forfeited shares.

---

9. General Meetings

9.1 Annual General Meeting

9.1.1 Annual general meetings of the Company are to be held in accordance with the Corporations Act and the Listing Rules.

9.2 General Meeting

9.2.1 A Director may convene a general meeting of the Company whenever they think fit provided that if there are no Directors holding office the Secretary shall convene a general meeting for the purpose of electing Directors.

9.3 Notice of General Meeting

9.3.1 Subject to the Listing Rules and to the provisions of the Corporations Act relating to special resolutions and agreements for shorter notice, at least 28 days' notice (exclusive of the day on which the notice is served or deemed to be served and of the day for which notice is given) specifying the place, day and the hour of the meeting and, in the case of special business, the general nature of that business, must be given to such persons as are entitled to receive notices from the Company for the purposes of receipt of proxy appointments the notice must specify a place and fax number and may specify an electronic address.

9.3.2 The non-receipt of notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

9.4 Special Business of General Meeting

9.4.1 All business that is transacted at a general meeting is special with the exception at an annual general meeting of the declaration of a dividend, the consideration of the accounts and the reports of the Directors and the Auditor, the appointment of the Auditor and the election of Directors.

9.5 Requisitioned Meeting

9.5.1 A general meeting shall also be convened on requisition as is provided for by the Corporations Act or in default maybe

convened by such requisitionists as empowered to do so by the Corporations Act.

9.6 Objects of Requisitioned Meeting

9.6.1 The requisition for a general meeting must state any resolution to be proposed at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents if the working at the request is identical in each copy each signed by one or more of the requisitionists.

9.7 Expenses of Requisitioned Meeting

9.7.1 Any reasonable expenses incurred by the requisitionists by reason of the failure of the Directors to convene a general meeting must be paid to the requisitionists by the Company and any sum so paid may be recovered by the Company in the manner provided in Section 249E (5) of the Corporations Act.

9.8 Postponement or Cancellation of Meeting

9.8.1 The Directors may postpone or cancel any general meeting whenever they think fit (other than a meeting convened as the result of a requisition under Clause 9.6).

9.9 Notice to Home Exchange

9.9.1 The Company shall notify the Home Exchange:

(a) of any general meeting at which Directors are to be elected at least 20 Business Days before the earliest intended date for the general meeting and that notice shall state that nominations for election t the office of Director is to be received not later than 5 Business Days after the date that the notice to the Home Exchange bears, or any extended time as the Directors shall determine;

(b) of any general meeting (other than a meeting to pass a special resolution) at least 10 Business Days before such meeting is held; and

(c) of any general meeting ,convened to pass a special resolution, at least 15 Business Days before such meeting is held.

9.9.2 A notice convening a general meeting must:

(a) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(b) state the general nature of the meeting's business; and

(c) if a special resolution is to be proposed at the meeting – set out an intention to propose the special resolution and state the resolution; and

(d) if a Member is entitled to appoint a proxy – contain a statement setting out the following information;

(i) that the Member has a right to appoint a proxy;

(ii) whether or not the proxy needs to be a Member of the company;

(iii) that a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

---

10. Proceedings at General Meetings

10.1 Representation of Member

10.1.1 Any Member may be represented at any meeting of the Company by a proxy or attorney.

10.1.2 If a body corporate is a Member it may also, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative either at a particular general meeting or at all general meetings of the Company or of any class of Members.

10.1.3 A person authorised under Clause 10.1.2 is, in accordance with that authority and until it is revoked by the body corporate, entitled to exercise the same powers on behalf of the body corporate as the body corporate could exercise if it were a natural person who was a Member.

10.2 Quorum

10.2.1 No business may be transacted at any general meeting unless a quorum is present comprising 3 Members (or one Member if the Company has only one Member) present in person or by proxy, attorney or representative appointed under Clause 10.1.2 and entitled to vote at the meeting. If a quorum is present at the beginning of a meeting it is deemed present throughout the meeting unless the chairman of the meeting otherwise declares, on the chairman's own motion or at the instance of a member, proxy, attorney or representative appointed under clause 10.1.2.

10.3 Failure to Achieve Quorum

10.3.1 If a meeting is convened on the requisition of Members and a quorum is not present within half an hour from the time appointed for the meeting, the meeting must be dissolved.

10.3.2 If a meeting is convened in any other case and a quorum is not present within half an hour from the time appointed for the meeting:

(a) The meeting must be adjourned to such day, time and place as the Directors determine or if no determination is made by them to the same day in the next week at the same time and place; and

(b) If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting:

(i) 2 Members present in person or by proxy, attorney or representative appointed under Clause 10.1.2 constitute a quorum; or

(ii) where 2 such persons are not present the meeting must be dissolved.

10.4 Appointment and Powers of Chairman of General Meeting

10.4.1 If the Directors have elected one of their number as chairman of their meetings, that person must preside as chairman at every general meeting.

10.4.2 If a general meeting is held and:

(a) a chairman has not been elected as provided by Clause 10.4.1 or

(b) the chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

then the deputy chairman elected under Clause 13.6.1 (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be chairman of the meeting, or, if no Director is present or if all Directors present decline to take the chair, the Members present must elect one of their number as chairman of the meeting.

10.4.3 The chairman is responsible for the general conduct of a general meeting and may make rulings and in addition to any general power to adjourn may adjourn the meeting without putting the question to the vote if such action is required to ensure the orderly conduct of the meeting.

10.5 Adjournment of General Meeting

10.5.1 The chairman may, with the consent of any meeting at which a quorum is present, and must if so directed by the meeting, adjourn the meeting from day to day, time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.5.2 When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

10.5.3 Except as provided by Clause 10.5.2, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

10.6 Voting at General Meeting

10.6.1 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded:

(a) by the chairman;

(b) by not less than five (5) Members having the right to vote at the meeting; or

(c) by a Member of Members present who are together entitled to not less than 5% of the total voting rights of all the Members having the right to vote as the resolution at the meeting.

A poll may be demanded:

(a) before a vote is taken;

(b) before the voting results on a show of hands are declared; or

(c) immediately after the voting results on a show of hands are declared.

Unless a poll is properly, demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution provided that the declaration reflects the show of hands and the voters of the proxies received.

Before a vote is taken the Chairman must inform the meeting whether any proxy votes have been received and how the proxy votes are to be cast.

10.7 Questions Decided by Majority

10.7.1 Subject to the requirements of the Corporations Act in relation to special resolutions, a resolution is taken to be carried if the proportion that the number of votes cast in favour of the resolution exceeds one half of the total number of votes cast on the resolution.

10.8 Poll

10.8.1 If a poll is properly demanded, it must be taken in such manner and (subject to Clause 10.8.2) either at once or after an interval or adjournment or otherwise as the chairman directs, and the result of the poll is the resolution of the meeting at which the poll was demanded.

10.8.2 A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

10.8.3 The demand for a poll may be withdrawn.

10.9 Equality of Votes

10.9.1 in the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, in addition to the vote or votes (if any) to which the chairman may be entitled as a Member, proxy, representative or attorney, has a casting vote. The chairman has a discretion both as to the use of the casting vote and as to the way in which it is used.

10.10 Entitlement to Vote

10.10.1 Subject to any rights or restrictions for the time being attached to any class or classes of shares at general meetings of Members or classes of Members:

(a) each Member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a Member or a proxy, attorney or representative of a Member has one vote;

(c) on a poll, every person present who is a Member or a proxy, attorney or representative of a Member shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares, shall have a fraction of a vote for

each partly paid share. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). In this Clause, amounts paid in advance of a call are ignored when calculating the proportion.

10.10.2 If a Member is present at any meeting of the Company and any one or more proxy, attorney or representative for such a Member is also present, or if more than one proxy, attorney or representative for a Member is present at any meeting of the Company then no such proxy, attorney or representative is entitled to vote on a show of hands and on a poll the vote of each one is of no effect unless each such person is appointed to represent a specified proportion of the Member's voting rights, not exceeding in the aggregate 100%.

10.11 Joint Shareholders Vote

10.11.1 In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the Register.

10.12 Vote of Shareholder of Unsound Mind

10.12.1 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Member's committee or trustee or such other person as properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were a Member.

10.13 Effect of Unpaid Call

10.13.1 A Member is not entitled to vote at a general meeting in respect of those shares on which calls are outstanding; this restriction does not apply in respect of those shares on which no calls are outstanding.

10.14 Objection to Voting Qualification

10.14.1 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered.

10.14.2 Any such objection must be referred to the chairman of the meeting, whose decision is final.

10.14.3 A vote not disallowed under such an objection is valid for all purposes.

10.15 Appointment of Proxy

10.15.1

(a) A Member of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the member's proxy to attend and vote for the Member at the meeting.

(b) The appointment may specify the proportion or number of votes that the proxy may exercise.

(c) Each Member may appoint a proxy. If the Member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Member appoints 2 proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the votes.

(d) Disregard any fractions of votes resulting from the application of paragraphs (b) and (c).

10.15.2 An instrument appointing a proxy must be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing or, if the appointor is a corporation, under seal. A proxy need not be a member.

10.15.3 An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

10.15.4 An instrument appointing a proxy is deemed to confer authority to demand or join in demanding a poll.

10.15.5 An instrument appointing a proxy must

(a) be in the form approved by the Directors from time to time and which complies with the Corporations Act; and

(b) comply with the Listing Rules.

10.15.6 The Directors must issue with the notice of a meeting a form of proxy in blank as to the first proxy but may include the name of any suggested alternative or other proxy.

10.16 Deposit of Proxy and Other Instruments

10.16.1 An instrument appointing a proxy may not be treated as valid unless the instrument, and the power of attorney or other authority (if any) under which the instrument is signed or a copy or facsimile which appears on its face to be an authentic copy of that power or authority certified as a true copy by statutory

declaration is or are received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote at the Registered Office or share registry of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

10.17 Validity of Vote in Certain Circumstances

10.17.1 A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at its Registered Office or share registry before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

10.18 Director Entitled to Notice of Meeting

10.18.1 A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the Company and is entitled to speak at those meetings.

---

11. The Directors

11.1 Number and Appointment of Directors

11.1.1 The number of Directors must not be less than 3 nor more than 10 or such lesser number as the Directors determine provided that the number so determined must not be less than the number of Directors when the determination takes effect. The names of the first Directors of the Company shall be the persons nominated with their consent in the application for registration of the Company or the Directors in office at the time of adoption of this Constitution will continue in office subject to the provisions of this Constitution as the case may be.

11.1.2 The Company in general meeting may, by resolution, increase or reduce the number of Directors and may also determine in what rotation the increase or reduced number is to go out of office.

11.1.3 Subject to Clause 13.22 at the Annual General Meeting in every year one-third of the Directors for the time being, or, if their number is not 3 nor a multiple of 3, then the number nearest one-third, and any other Director not in such one-third who has held office for 3 years or more (except the Managing Director), must retire from office.

11.1.4 A retiring Director is eligible for re-election.

11.1.5 The Directors to retire at any annual general meeting must be those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire must (unless they otherwise agree among themselves) be determined by lot.

11.1.6 No Director except a Managing Director shall hold office for a period in excess of 3 years or until the third annual general meeting following his appointment whichever is the longer without submitting himself for re-election.

11.2 Election of Directors

11.2.1 No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless he or some Shareholder intending to propose him has not later than 5 Business Days after the date shown on the notice to the Home Exchange referred to in Clause 9.9.1(a), left at the Registered Office a notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Shareholder to propose him. Notice of each and every candidature for election as a Director shall be given to each Shareholder with or as part of the notice of the Meeting at which the election is to take place. The Company shall observe the requirements of Section 201 E of the Corporations Act with respect to the election of the Directors.

11.2.2 Where the number of nominations for election as a Director exceeds the number of Directors who have or are to resign at the general meeting, the order in which the nominations are to be voted on shall be determined by drawing lots and once the relevant vacancies have been filled, no further nominations shall be voted on.

11.3 Qualifications of Directors

11.3.1 A Director is not required to hold any share in the Company.

11.3.2 A person of or over the age of 72 years may not be appointed or re-appointed as a Director except pursuant to a resolution of the Company in accordance with the Corporations Act.

11.4 Casual Vacancy

11.4.1 The Company in general meeting may by resolution and the Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with Clauses 11. 1.1 and 11.1.2

11.4.2 Any Director appointed under Clause 11.4.1 holds office until the next annual general meeting of the Company and is then eligible for re-election but is not to be taken into account in determining the Directors who are to retire by rotation at that meeting.

11.5 Removal of Director

11.5.1 The Company in general meeting may by resolution (of which notice is given in accordance with the Corporations Act) remove any Director from office and may by resolution appoint another person in that Director's stead.

11.5.2 Any Director appointed under Clause 11.5.1 is to be treated, for the purpose of determining the time at which that Director or any other Director is to retire, as if that director had become a Director on the day on which the Director in whose place that Director was appointed was last elected a Director.

11.6 Remuneration of Directors

11.6.1 The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors, a sum not exceeding such fixed sum per annum as may be determined by the Directors prior to the first annual general meeting of the Company, to be divided among themselves and in default of agreement then in equal shares. The remuneration of the Directors shall not be increased except pursuant to a resolution passed at a general meeting of the Company where notice of the suggested increase shall have been given to Members in the notice convening the meeting. No non- executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission on or a percentage of operating revenue, and no Executive Director shall be paid as whole or part of his remuneration a commission on or percentage of operating revenue.

11.6.2 The Directors' remuneration is deemed to accrue from day to day.

11.6.3 If a Director, being willing, is called on to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate that Director by payment of a fixed sum determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's share in the remuneration provided for in Clause 11.6.1.

11.6.4 The Directors may also be paid all travelling and other expenses properly incurred by them in attending, participating in and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

11.7 Directors' Interests

11.7.1 Subject to Clause 11.7.2 no Director is disqualified by his office from contracting with the Company whether as vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided or prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established.

11.7.2 A director who has a material personal interest in a matter that relates to the affairs of the Company must give to the other directors notice of the interest unless such interest falls within the exception of Section 191 (2) of the Corporation's Act. The nature of this interest must be disclosed by the director at a directors' meeting as soon as practicable after the relevant facts have come to his knowledge and such director must comply with the requirements of Sections 191, 192 and 195 of the Corporations Act.

11.7.3 Subject to the requirements of Sections 191 and 192 of the Corporations Act, a standing notice that a Director has an interest in any matter shall be a sufficient disclosure under this Clause as regards the interest of the Director in any transactions relating to the matter and after such standing notice it shall not be necessary for such Director to give a special notice relating to any particular transaction relating to that matter.

11.8 Related Body Corporate Contracts

11.8.1 Subject to the requirements of Chapter 2E and of Section 191 of the Corporations Act a Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contract has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he is a director in that Related Body Corporate.

11.9 Vacation of Office of Director

11.9.1 In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company;

(c) is absent without the consent of the remaining Directors from meetings of the Directors held during a period of 6 months;

(d) is removed from office under Clause 11.5.1;

(e) ceases to be a Director by virtue of Section 206A or any other provision of the Corporations Act;

(f) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(g) becomes prohibited from being a Director by reason of any order made under the Corporations Act.

---

12. Powers and Duties of Directors

12.1 Directors to Manage Company

12.1.1 Subject to the Corporations Act the Listing Rules and to any other provision of this Constitution the business of the Company is managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

12.1.2 Without limiting the generality of Clause 12.1.1, the Directors may at any time:

(a) exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person;

(b) sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be hereafter acquired on such terms and conditions as they may deem advisable, but:

(i) the Company shall comply with the Listing Rules;

(ii) any sale or disposal of the Company's main undertaking shall only be made subject to the prior approval or ratification of the sale or disposal by the Company in general meeting; and

(iii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless it shall have been ratified by the Company

in general meeting, with prior notification of the amount of such proposed payments having been given to all Members at least 10 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

12.1.3 The Directors may raise or secure the payment or repayment of moneys or any debt, liability or obligation in such manner and on such terms and conditions in all respects as they may determine and in particular by the issue of debentures, debenture stock (perpetual or otherwise), bonds, notes or other securities or debt instruments the payment of which may be charged on all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

12.1.4 Debentures, debenture stock, bonds, notes or other securities or debt instruments may be made assignable free from any equities between the Company and the person to whom the same may be issued.

12.1.5 Any debentures, debenture stock, bonds, notes or other securities or debt instruments may be issued at the discretion of the Directors at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

12.2 Appointment of Attorney

12.2.1 The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit.

12.2.2 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

12.3 Minutes

12.3.1 The Directors must cause minutes to be made:

(a) of the names of the Directors present at or involved in all general meetings and all meetings of the Directors; and

(b) of all proceedings of general meetings and of meetings of Directors.

and cause those minutes to be entered, within one month after the relevant meeting is held, in the minute book.

12.3.2 The minutes referred to in Clause 12.3.1 must be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

12.4 Execution of Company Cheques etc.

12.4.1 All cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner and by such persons as the Directors determine from time to time.

12.5 Retirement Benefits for Directors

The Directors may at any time adopt any scheme or plan which they consider to be in the interest of the Company and which is designed to provide retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary any such scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in such other manner as the Directors consider proper. The Directors may attach such terms and conditions to any entitlement under any such scheme or plan as they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Directors of a prescribed retiring age. No such scheme or plan shall operate to confer upon any Director or on any of the dependants of any Director any benefits exceeding those permitted by Section 200G of the Corporations Act, except with the approval of the Company in general meeting.

12.6 Securities to Directors

12.6.1 If the Director acting solely in his capacity as a Director of the Company shall become personally liable for the payment of any sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable from any loss in respect of such liability.

---

13. Proceedings of Directors

13.1 Directors' Meetings

13.1.1 The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

13.1.2 A Director may at any time, and the Secretary must on the requisition of a Director, convene a meeting of the Directors but not less than 24 hours notice of every such Directors meeting shall be given to each Director either by personal telephone contact or in writing by the convenor thereof. The Directors may by unanimous resolution agree to shorter notice.

13.2 Questions Decided by Majority

13.2.1 Subject to this Constitution and to the provisions of Section 195 of the Corporation's Law, questions arising at a meeting of Directors are to be decided by a majority of votes of Directors involved and voting and any such decision is for all purposes deemed a decision of the Directors.

13.2.2 An Alternate Director involved in any meeting of Directors has one vote for each Director for which that person is an Alternate Director and if that person is a Director also has one vote as a Director.

13.2.3 In the event of there being an equality of votes, the chairman of the meeting, in addition to the chairman's deliberate vote, has a casting vote except where only two Directors are present and entitled to vote on a question. The Chairman has a discretion both as to whether or not to use the casting vote and as to which way it is used.

13.3 Alternate Directors

13.3.1 A Director may, with the approval of the Directors, appoint a person (whether a Member of the Company or not) to be an Alternate director in the Director's place during such period as the Director thinks fit.

13.3.2 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor is not involved in such a meeting, is entitled to participate and vote in the appointor's stead.

13.3.3 An Alternate Director may exercise any powers that the appointor may exercise and in the exercise of any such power the Alternate Director is an officer of the Company and is not deemed an agent of the appointor.

13.3.4 An Alternate Director is not required to hold any share in the Company.

13.3.5 An Alternate Director is subject in all respects to the conditions attaching to the Directors generally except that an Alternate Director is not entitled to any remuneration under Clause 11.6.1 otherwise than from the Alternate Director's appointor.

13.3.6 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired, and

terminates in any event if the appointor vacates office as a Director.

13.3.7 An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and served on the Company.

13.3.8 The notice of appointment or termination of appointment of an Alternate Director may be served on the Company by leaving it at the Registered Office or by forwarding it by facsimile transmission to the Registered Office and in the case of a facsimile transmission, the appearance at the end of the message of the name of the Director appointing or terminating the appointment is sufficient evidence that the Director has signed the notice.

13.4 Quorum for Directors' Meetings

13.4.1 At a meeting of Directors, the number of Directors whose involvement is necessary to constitute a quorum is 2, or such greater number as is determined by the Directors from time to time. However, if there are not enough directors to form a quorum for a directors meeting because of the provisions of Sub-section 195 (1) of the Corporation's Law one or more directors (including those who have a material personal interest in that matter) may call a general meeting and the general meeting may pass a resolution to deal with the matter. Provided a quorum is present at the place where the meeting is held, other Directors unable to attend in person may participate in the proceedings of the meeting in accordance with Clauses 13.15 and 13.16.

13.5 Remaining Directors May Act

13.5.1 In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of:

(a) increasing the number of Directors to a number sufficient to constitute such a quorum; or

(b) convening a general meeting of the Company.

13.6 Chairman of Directors

13.6.1 The Directors must elect one of their number as chairman of their meetings and may determine the period for which the person elected as chairman is to hold office. The Directors may also elect one of their number as deputy-chairman of their meetings and may determine the period for which the person elected as deputy-chairman is to hold office.

13.6.2 When a Directors' meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.6.1; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chairman (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors involved must elect one of their number to be a chairman of the meeting.

13.7 Directors' Committees

13.7.1 The Directors may delegate any of their powers, other than powers required by law to be dealt with by the directors as a board, to a committee or committees consisting of at least one of their number and such other persons as they think fit.

13.7.2 A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

13.7.3 The members of such a committee may elect one of their number as chairman of their meetings.

13.7.4 If such a meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.7.3; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

13.7.5 A committee may meet and adjourn as it thinks proper.

13.7.6 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting.

13.7.7 In the event of there being an equality of votes, the chairman, in addition to the chairman's deliberative vote, has a casting vote.

13.8 Written Resolution by Directors

13.8.1 A resolution in writing signed by all Directors for the time being or their respective alternate Directors (except those Directors (or

their alternates) who expressly indicate their abstention in writing to the Company and those who would not be permitted by virtue of Section 195 of the Corporations Act to vote were the resolution to be put to a meeting of the Directors) shall be as valid and effectual as if it had been passed at a Directors' meeting duly convened and held. Any such resolution may consist of several documents in like form but each document must contain a statement that the Directors are in favour of the resolution and the wording of the resolution and the statement of the Directors must be identical, each document signed by one or more Directors. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Director.

13.9 Defective Appointment

13.9.1 All acts done by any Directors' meeting or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

13.10 Directors May Hold Other Offices

13.10.1 A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his office of Director and on such terms as to remuneration or otherwise as the Directors shall approve.

13.11 Directors May Hold Shares, Etc

13.11.1 A Director may be or become a shareholder in or director of or hold any other office or place of profit in or in relation to any other company promoted by the Company or in which the Company may be interested, whether as a vendor, shareholder or otherwise.

13.12 Directors Not Accountable for Benefits

13.12.1 No Director shall be accountable for any benefits received as the holder of any other office or place of profit in or in relation to the Company or any other company referred to in Clause 13.11 or as a shareholder in or director of any such other company.

13.13 Voting, Affixation of Seal

13.13.1 A Director may in all respects act as a Director in relation to any contract or arrangement in which he is interested, including, without limiting the generality of the foregoing, in relation to the execution of the contract or agreement or the use of the

Company's common seal, but he may not vote in relation to any contract or proposed contract or arrangement in which he has directly or indirectly a material interest and in that respect he shall comply with the requirements of Sections 191 and 192 of the Corporations Act.

13.14 Exchange to be Advised

13.14.1 The Directors shall advise the Company, which in turn shall advise the Exchange without delay of any material contract involving Directors' interests. The advice shall include at least the following information:-

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Director's or Director's interest or interests in that contract.

13.15 Meetings to be Effectual

13.15.1 For the purposes of this Constitution, but subject to Clause 13.4, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held by instantaneous communication device so long as the following conditions are met:

(a) all the Directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purposes of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by this Constitution;

(b) each of the Directors taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors taking part at the commencement of the Directors' meeting; and

(c) at the commencement of the Directors' meeting each Director must acknowledge his presence for the purpose of a Directors' meeting of the Company to all the other Directors taking part.

13.16 Procedure at Meetings

13.16.1 A Director may not leave a Directors' meeting held under Clause 13.15 by disconnecting his instantaneous communication device unless he has previously obtained the express consent of the Chairman of the Directors' meeting and shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the Directors' meeting by instantaneous communication device unless he has previously obtained the express consent of the Chairman of the Directors' meeting to leave the Directors' meeting as aforesaid. However, if the Director would not be permitted by virtue of Section 195 of the Corporations Act to be present or to vote during the consideration of a matter then such Director may disconnect his instantaneous communication device during the consideration of such matter without obtaining the express consent of the Chairman and he shall not be counted for the purpose of determining a quorum during the consideration of that matter.

13.17 Minutes

13.17.1 A minute of the proceedings at a Directors' meeting held under Clause 13.15 shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the Chairman or the person taking the chair at the Directors' meeting under Clause 13.15.

13.18 Definition

13.18.1 For the purpose of this Constitution "instantaneous communication device" shall include telephone, television or any other audio or audio-visual device which permits instantaneous communication.

13.19 Appointment of Managing Director

13.19.1 The Directors may from time to time appoint one or more of their number to the office of Managing Director or Managing Directors of the Company or to the office of Executive Director or Executive Directors either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment. The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

13.20 Remuneration

13.20.1 Subject to Clause 11.6.1 a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

13.21 Powers

13.21.1 The Directors may, upon such terms and conditions and with such restrictions as they think fit confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director or an Executive Director.

13.22 Rotation

13.22.1 A Managing Director shall not retire by rotation in accordance with Clause 11.1.3, but if there is more than one Managing Director then the first appointed Managing Director shall not be subject to re- election and the other Managing Director and the Executive Directors shall be subject to re-election.

---

14. Secretary

14.1 Appointment of Secretary

14.1.1 There must be at least one Secretary of the Company who may be appointed by the Directors for such term, at such remuneration and on such conditions as they think fit.

14.2 Suspension and Removal of Secretary

14.2.1 The Director has power to suspend or remove a Secretary.

14.3 Powers and Duties of Secretary

14.3.1 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and a Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

14.4 Secretary to Attend Meetings

14.4.1 A Secretary is entitled to participate in all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

---

15. Common Seal and Official Seal

15.1 Custody of Common Seal

15.1.1 The Directors may provide for a common seal and must provide for the safe custody of the common seal.

15.2 Use of Common Seal

15.2.1 The common seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal, and every document to which the common seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

15.3 Execution of Documents without the Common Seal

15.3.1 The Company may execute a document without using a common seal if the document is signed by:

(a) two Directors; or

(b) a Director and a Secretary.

---

16. Inspection of Records

16.1 Inspection by Members

Except as otherwise required by the Corporations Act, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members other than Directors, and a Member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

---

17. Dividends and Reserves

17.1 Declaration of Dividend

17.1.1 Subject to the rights of persons (if any) entitled of shares with special rights to dividend, the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the Members of such a dividend.

17.2 Directors may Authorise Interim Dividend

17.2.1 The Directors may authorise the payment or crediting by the Company to the Members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

17.3 No Interest on Dividends

17.3.1 Interest may not be paid by the Company in respect of any dividend, whether final or interim.

17.4 Reserves and Profits Carried Forward

17.4.1 The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

17.4.2 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

17.4.3 The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

17.5 Calculation and Apportionment of Dividends

17.5.1 Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividends is paid.

17.5.2 Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

17.5.3 An amount paid or credited as paid on a share in advance of a call is not to be taken as paid or credited as paid on the share for the purposes of Clause 17.5.1 and 17.5.2.

17.6 Deductions from Dividends

17.6.1 The Directors may deduct from any dividend payable to a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

17.7 Distribution of Specific Assets

17.7.1 The Directors, when paying or declaring a dividend, may direct payment of a dividend wholly or partly by the distribution of specific assets, including fully paid shares in, debentures of or other securities of, the Company or any other corporation.

17.7.2 If a difficulty arises in regard to such a distribution, the directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any Members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient. If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable then the Directors may make a cash payment to that Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

17.8 Payment by Cheque and Receipts from Joint Holders

17.8.1 Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed:

(a) to the address of the holder as shown in the Register or, in the case of joint holders, to the address shown in the Register as the address of the joint holder first named in the Register; or

(b) to such other address as the holder or joint holders in writing directs or direct.

17.8.2 Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

17.9 Bonus Share Plan

17.9.1 The Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in such resolution and which plan provides for any dividend which the Directors may declare from time to time under the Clauses in this Part 17, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not be payable on shares which are participating shares in the Bonus Share Plan but for those shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary shares to be issued as bonus shares.

17.9.2 Any resolution passed by the Company in general meeting pursuant to Clause 17.9.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

17.10 Dividend Plans

17.10.1 Notwithstanding any other provision of this Constitution, but subject to the requirements of the Corporations Act and, if applicable, the Listing Rules, the Directors may in their absolute

discretion establish on such terms and conditions as they think fit:

(a) plans (to be called a "dividend reinvestment plan" or an "interest reinvestment plan" as the case may be) for cash dividends paid by the Company in respect of shares issued by the Company and interest paid by the Company on unsecured notes or debenture stock issued by the Company to be reinvested by way of subscription for shares in the Company; and

(b) a plan (to be called a "dividend election plan") permitting holders of shares to the extent that his shares are fully paid up, to have the option to elect to forego his right to share in any dividends (whether interim or otherwise) payable in respect of such shares and to receive instead an issue of shares credited as fully paid up to the extent as determined by the Directors.

17.10.2 The Directors may in their absolute discretion, modify, suspend or terminate all or any plans established pursuant to the Clause 17.10 from time to time on not less than one month's written notice to all Members.

17.10.3 The powers given to the Directors by this Clause 17.10 are additional to the other powers reposed in the Directors by this Constitution and shall not in any way be limited, restricted or otherwise affected by the Clauses in this Part 17 and 18 inclusive.

17.11 Unclaimed Dividends

17.11.1 All dividends declared but unclaimed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

---

18. Capitalisation of Profits

18.1 Capitalisation of Profits

18.1.1 Subject to the Listing Rules a Company may capitalise profits. The capitalisation need not be accompanied by the issue of shares.

18.1.2 Subject to the Listing Rules if the capitalisation involves the issue of shares the Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any such agreement is effective and binding on all the Members concerned.

19. Notices

19.1 Services of Notices

19.1.1 A notice may be given by the Company to any Member or other person receiving notice under this Constitution either by serving it on the person personally or by sending it by post or facsimile transmission to the person at their address as shown in the Register or the address or number supplied by the person to the Company for the giving of notices to the person or to the electronic address nominated by that person.

19.1.2 If a notice is sent by post, service of the notice is deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice, and the notice is deemed to have been served three (3) days after the date of its posting.

19.1.3 If a notice is sent by facsimile transmission or other electronic means, service of the notice is deemed to be effected by properly addressing the facsimile transmission and transmitting same and to have been served on the Business Day following its dispatch.

19.1.4 A notice may be given by the company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

19.1.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every notice given in accordance with this Constitution to the person from whom that person derives title prior to registration of that person's title in the Register.

19.1.6 All notices sent by post outside Australia must be sent by pre-paid airmail post or facsimile or in another way that ensures that

it will be received quickly or by the means provided by Clause 19.4.

19.2 Persons Entitled to Notice of General Meeting

19.2.1 Notice of every general meeting must be given in a manner authorised by Clause 19.1 and in accordance with the Corporations Act to:

(a) every Member;

(b) every Director or Alternate Director;

(c) the Auditor;

(d) the Exchange (if the Company is listed); and

(e) every person entitled to a share in consequence of the death or bankruptcy of a Member who, but for his death of bankruptcy, would be entitled to receive notice of the meeting.

19.2.2 No other person is entitled to receive notices of general meetings.

19.3 Change of Address

19.3.1 The Company shall acknowledge receipt of all notifications of change of address by holders of partly paid shares.

19.4 Incorrect Address

19.4.1 Where the Company has bona fide reason to believe that a Member is not known at his registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Member which enquiry either elicits no response or a response indicating that the Member or his present whereabouts are unknown, all future notices will be deemed to be given to such Member if the notice is exhibited in the Registered Office (or, in the case of a member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at the commencement of that period) unless and until the Member informs the Company that he has resumed residence at this registered address or notifies the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

20. Audit and Accounts

20.1. Company to Keep Accounts

20.1.1 The directors must cause the Company to keep accounts of the business of the Company in accordance with the requirements of the Corporations Act and the Listing Rules.

20.2 Company to Audit Accounts

20.2.1 The directors must cause the accounts of the Company to be audited in accordance with the requirements of the Corporations Act and the Listing Rules.

---

21. Winding Up

21.1 Distribution of Assets

21.1.1 Subject to Clause 21.2.1, if the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

21.1.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

21.2 Order for Winding Up

21.2.1 Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by the Home Exchange as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other shares.

21.2.2 Subject to the rights of Members (if any) entitled to shares with special rights in a winding-up, all monies and property that are to be distributed among Members on a winding-up, shall be so distributed in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares.

22. Indemnity

22.1 Except as may be prohibited by Sections 199A and 199B of the Corporations Act every Officer, auditor or agent of the Company shall be indemnified out of the property of the Company against any liability incurred by him in his capacity as Officer, auditor or agent of the Company or any related corporation in respect of any act or omission whatsoever and howsoever occurring or in defending any proceedings, whether civil or criminal.

23. Overseas Members

23.1 Each Member with a registered address outside Australia acknowledges that, with the approval of the Exchange, the Company may, as contemplated by and in accordance with the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of shares or options by the Company to Members.

24. Listing Rules

24.1 Listing Rules

24.1.1 If the Company is admitted to the Official List of the ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

25. CHESS

25.1 Participation

25.1.1 The Directors may do anything permitted by the Corporations Act, the Listing Rules or the Operating Rules of a Clearing and Settlement Facility which they consider necessary or desirable in connection with the participation of the Company in any computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the Operating Rules for the purpose of facilitating dealings in shares.

25.2 Sub-Register

25.2.1 The Company may provide facilities for members to hold securities in the Company on an issuer sponsored sub-register in accordance with the Listing Rules and the Operating Rules.

25.3 Lien

25.3.1 The Company may do anything necessary or desirable for it to do under the Operating Rules to protect or enforce any lien, charge or other right to which it is entitled under any law or under this Constitution.

25.4 Compliance with Operating Rules

25.4.1 The Company shall comply with the Listing Rules and with the Operating Rules of a Clearing and Settlement Facility in respect of its participation in CHESS.


AQUACULTURE LTD

ASX Announcement

21st July 2005

Cell Aquaculture to list on the ASX after successful capital-raising

Cell Aquaculture will commence trading on the Australian Stock Exchange (ASX) on Monday 25th July 2005 at 10am Western Standard Time (12 noon EST).

This follows the successful capital raising of AUS$5.2 million under its initial public offering (IPO) through the issue of approximately 26 million shares at AUS$0.20 each. The IPO closed fully subscribed on 15th July 2005.

The Company will list on the ASX with the code CAQ.

Consistent with the IPO prospectus, Cell will now proceed with finalisation of a number of advanced joint venture agreements in key overseas markets.

The Company will announce these agreements as they are formalised.

"The Board and management would like to thank all investors old and new for their continued support," said Cell Aquaculture Chairman, Lee Boyd.

"We can look forward to the taste of success as the Company implements its strategy to take Australia's finest eating fish to the dinner tables of the United States, Europe and Asia," he added.

About Cell Aquaculture

Cell Aquaculture will use its innovative technology and growing techniques to produce Barramundi, one of Australia's finest eating table fish on the doorsteps of restaurants around the world.

This unique system, known as the 'Hatch to Dispatch' concept, was proven over a lengthy research and development period, and approximately AUS$6 million of prior investment.

Using the Company's Eco-Cell™ equipment and intellectual property, superb quality eating fish can be grown literally on the doorstep of markets anywhere in the world. The system can scale up from a production capacity of fifty tonnes per annum to many thousands of tonnes depending on demand.


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com



For more information on the Company and its latest news see www.cellaqua.com

---ENDS---

For further information contact:

For Market Queries:

Lee Boyd
Chairman
Cell Aquaculture - (08) 9226 5122

For Media Queries:

Chris Codrington
Director
The NCS Group - (08) 9486 7188
0412 911 107


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell
AQUACULTURE LTD

ASX Announcement

27 July 2005

Cell Aquaculture to proceed with European Joint Venture Agreement

After the successful listing of Cell Aquaculture Limited (**Cell**) on the official list of Australian Stock Exchange Limited, Cell is pleased to announce that it is now proceeding with a Joint Venture project in Holland.

A "Heads of Agreement" has been signed and a Joint Venture company has been formed in Holland. Mr Perry Leach (Cell's Managing Director) has been accepted onto the board of the Joint Venture company. Mr Leach has also been approved by the Dutch Government as a person able to conduct the aquaculture business in Holland.

Pursuant to the terms of the "Heads of Agreement", each Joint Venture partner will contribute $400,000 towards the set up of an EcoCell Aquaculture system in Holland. It is proposed that the system will produce 50,000 kilos of fish per annum. There will be a staged contribution towards the set up of 60% immediately and the remaining 40% in 4 months time.

The Joint Venture company has leased premises in Holland and fabrication of the equipment required for the Joint Venture has commenced in Perth, Western Australia.

The Joint Venture company has all the required approvals from the local Fisheries Department to grow Barramundi in Holland and it is anticipated that the first fish will be ready for sale in July 2006.

Cell Aquaculture American Joint Venture progressing

Cell is also pleased to announce that Mr Perry Leach (Cell's Managing Director) and Mr Peter Burns (Cell's Marketing Manager) will be travelling to the USA in early August to further progress the company's American Joint Ventures.

For more information on the Company and its latest news see www.cellaqua.com

-----END-----


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Leith BOYD
Date of appointment	26 March 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 Ordinary Shares 1,000,000 Options to subscribe for shares at an exercise price of 35 cents each on or before 20 July 2008* * These securities are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Perryman James LEACH
Date of appointment	7 March 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of Securities
Jarq Holdings Pty Ltd Mr Leach is a director of Jarq Holdings Pty Ltd and has the power to control the voting rights of Jarq Holdings Pty Ltd	17,070,001 Ordinary Shares* * These securities are restricted for 24 months from the date of official quotation.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Executive Services Agreement dated 21 April 2005
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Joseph BURNS
Date of appointment	28 November 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
9,176,668 Ordinary Shares* 1,000,000 Options to subscribe for shares at an exercise price of 35 cents each on or before 20 July 2008* * These securities are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of Securities**
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Richard THOMAS
Date of appointment	7 April 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,330,000 Ordinary Shares* 1,000,000 Options to subscribe for shares at an exercise price of 35 cents each on or before 20 July 2008* * These securities are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of Securities
Brandy Nominees Pty Ltd Dr Thomas is a director and shareholder of Brandy Nominees Pty Ltd and has the power to control the voting rights of Brandy Nominees Pty Ltd	150,000 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.



NOTICE TO THE
AUSTRALIAN STOCK EXCHANGE

7 August 2005

SALE AND LEASEBACK OF LAND AT 66 BENNETT AVENUE HAMILTON HILL

The Directors of Cell Aquaculture Limited **(Company)** have agreed to sell the Company's land at 66 Bennett Avenue, Hamilton Hill subject to the completion of satisfactory due diligence by the purchaser, which is to be completed on or before 5 pm Friday 12 August 2005. The other material condition to which the transaction is subject is the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years, with the option of two further one year extensions.

The sale is expected to settle in early November 2005.

The cash offer of $2.6 million is a significant gain over book value and above recent valuations by independent property valuers.

The proceeds will be applied to furthering overseas joint ventures and business opportunities for the Company's EcoCell™ "Hatch to Dispatch" system.

PERRY LEACH
Managing Director


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
Website: www.cellaqua.com

Cell
AQUACULTURE LTD

**NOTICE TO THE
AUSTRALIAN STOCK EXCHANGE**

14 August 2005

**SATISFACTION OF MATERIAL CONDITIONS
RELATING TO THE SALE FOR $2.6 MILLION
AND LEASEBACK OF LAND
AT 66 BENNETT AVENUE, HAMILTON HILL**

The Directors of Cell Aquaculture Limited (**Company**) are pleased to advise that the material conditions relating to the sale and leaseback of the Company's land at 66 Bennett Avenue, Hamilton Hill have been satisfied.

The transaction is subject to two material conditions –

- The completion of satisfactory due diligence by the purchaser.

  The Company has received notice from the purchaser that this condition has been satisfied.

- The Company enter into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions.

  The Directors today agreed to execute the lease agreement as outlined above.

The sale of the land is due to settle on 7 November 2005.

**PERRY LEACH
Managing Director**


ECO STAR
Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
Website: www.cellaqua.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Cell Aquaculture Limited

ACN/ARSN: 091 687 740

1. Details of substantial holder (1)

Name: Jarq Holdings Pty Ltd

ACN/ARSN (if applicable): 008 901 666

The holder became a substantial holder on 1/3/00

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	17,070,001	17,070,001	14.4%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure "A"		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure "A"			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
see Annexure "A"				

ANNEXURE A

Company Name: **Cell Aquaculture Limited**
ACN **091 687 740**

This is Annexure A of 1 page referred to in the Form 603, Notice of initial substantial holder.

Print name Perryman James LEACH   Capacity Director



Sign here   Date 26 July 2005

3. Details of relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Jarq Holdings Pty Ltd	Registered Holder	17,070,001 ordinary shares

4. Details of present registered holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
Jarq Holdings Pty Ltd	Jarq Holdings Pty Ltd	Jarq Holdings Pty Ltd	17,070,001 ordinary shares

5. Consideration

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
JARQ HOLDINGS P/L	7/3/2000	$0.01		[illegible] 1 ORDINARY
JARQ HOLDINGS P/L	4/4/2000	$16 670		16 670 000 ORDINARY
JARQ HOLDINGS P/L	17/4/00	$4000		400 000 ORDINARY

6. Associates

Name and ACN	Nature of Association
n/a	

7. Addresses

Name	Address
Jarq Holdings Pty Ltd	3 [illegible] ROAD TRIGG 6029

CEL1002 9896 1

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure "A"	

7. Addresses

The addresses of persons named in this form are as follows.

Name	Address
See Annexure "A"	

Signature

print name Perryman James LEACH capacity Director



sign here date 26/ 07 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Cell Aquaculture Limited

ACN/ARSN: 091 687 740

1. Details of substantial holder (1)

Name: Peter Joseph Burns

ACN/ARSN (if applicable):

The holder became a substantial holder on 04 /04 /2000

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	9,176,668	9,176,668	7.7%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Peter Joseph Burns	Registered Holder	9,176,668 Ord Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Peter Joseph Burns	Peter Joseph Burns	Peter Joseph Burns	9,176,668

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Peter Joseph Burns	7 March 2000	1 cent		Ord f/p 1
Peter Joseph Burns	21 April 2000	$9176.67		Ord9,176,667

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Peter Joseph Burns	6A Briggs Street, Mosman Park

Signature

print name Peter Joseph BURNS capacity

sign here  date 12/ 08 /05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.



AQUACULTURE LTD.

ASX ANNOUNCEMENT

31 August 2005

APPOINTMENT OF AGENT FOR CHINA & OTHER ASIAN COUNTRIES

In line with the its stated objectives, Cell Aquaculture Limited ("Cell")now intends to advance the business development opportunities for its land based EcoCell™ aquaculture technology and production systems into the Peoples Republic of China ("China") and member countries of the Association of South East Asian Nations ("ASEAN").

China is acknowledged as the world's largest aquaculture producer with reported production of 27.7 million tonnes in 2002, while member countries of ASEAN collectively produced in excess of 2.25 million tonnes for the same period.[1]

The size and proximity of these markets offers significant opportunities for Cell to expand its business into these regions.

Since listing, Cell has been pursuing development of a suitable strategic alliance with a reputable organization/individual with appropriate commercial experience and cultural ties within the regions.

Cell is therefore pleased to announce that it has committed, via a letter of intent, to appoint Quest Investments Limited ("Quest") as its agent for development of the EcoCell™ aquaculture technology and systems within China and a number of ASEAN member countries.

Quest, an Australian ASX listed company has very strong ties to the regions. The Chairman of Quest, Mr Chiang Wee Tiong, is a Hong Kong based businessman with extensive commercial interests and contacts throughout the regions. He is also Chairman of ASX listed Murchison Holdings Limited and an executive director of a Hong Kong listed entity. Entities associated with Mr Chiang subscribed to Cell's recent IPO. Quest currently has a beneficial interest in 2,500,000 Cell shares.

Mr Chiang will take an active role in seeking out potential JV partners and licensed users of EcoCell™ technology within the regions.

Mr Chiang's other regional commercial interests and activities include capital markets & finance, food processing, advanced IT, sports media, and specialized consultancy services to industry and government.

A further announcement will be made on completion of formalities and execution of the agency agreement documentation, which is expected to be within the next 3 weeks.

Lee Boyd
Chairman

Note: 1. United Nations FAO report "State of World Fisheries and Aquaculture (SOFIA) 2004"

CELL AQUACULTURE LTD
ACN 091 687 740 ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill W.A 6163
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
Email: info@cellaqua.com **Website:** www.cellaqua.com



QUEST INVESTMENTS LIMITED

ACN 004 749 044

To : The Company Announcement Office
Australia Stock Exchange

Dated this 31st of August 2005

The Company announces that Cell Aquaculture Limited ("CAQ"), an Australian ASX Listed company, has agreed "in principle" to appoint QST as its agent for development of the EcoCell™ aquaculture technology and systems within the Peoples' Republic of China ("PRC") and certain member countries of the Association of South East Asian Nations ("ASEAN"). The Company expects completion of formalities pertaining to this appointment within the next three weeks. A further announcement will be made to inform shareholders of the completed documentation at that time

The Company believes that PRC is the world's largest aquaculture producer with reported production of 27.7 million tonnes in 2002. Member countries of ASEAN collectively produced in excess of 2.25 million tonnes for the same period. (Source: United Nations FAO State of World Fisheries, Sofia 2004)

CAQ was listed on 25 July 2005 on the ASX at a subscription price of $0.20 per share. On the 26th of July QST had an interest in 2.5 million shares at the original IPO price.

For more information on CAQ, shareholders are advised to visit CAQ's website located at www.cellaqua.com.

Further announcement will be made to inform shareholders of the completion.

In the meantime, shareholders are advised to act with appropriate care and diligence when dealing in the Company's shares.

By Order of The Board

CHIANG WEE TIONG
CHAIRMAN

Australia
Suite3, 49Wadham Parade,
Mt. Waverly, Victoria 3149
Australia
Tel: (613) 9809 5781
Fax: (613) 9809 4832

Hong Kong
1901 Floor, Sunshine Plaza
353 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2877 6828
Fax: (852) 2596 0439

Rules 4.3A

Appendix 4E

Preliminary Final Report

Name of entity

Cell Aquaculture Limited

ACN	Reporting Period	Previous Corresponding Period
091 687 740	Year ended 30 June 2005	Year ended 30 June 2004

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Down	28%	to	71
Loss from ordinary activities after tax attributable to members	Up	1%	to	(704)
Loss for the period attributable to members	Up	1%	to	(704)

Dividends (distributions)	Amount per security	Franked amount per security
Final and interim dividend	None	- ¢
Record date for determining entitlements to the dividend	N/A	

Brief Explanation of Revenues and Earnings

During the year ended 30 June 2005, the Company continued its development of its aquaculture system, whilst preparing for listing on the Australian Stock Exchange.

Revenues consisted of grants received totalling $36,944 and the sale of fish produced at its Research & Development facility at Hamilton Hill totalling $28,060.

Commentary

Overview

The loss after income tax for the year ended 30 June 2005 was $704,349 (2004: $694,737).
The loss per share was 0.8 cents (2004: 1.0 cents).

Significant Changes

The following significant changes occurred during the financial year:

1. During the financial year the Company negotiated four Heads of Agreement to enter into joint ventures to build and operate aquaculture production facilities in the Netherlands, India, and two in the United States of America.

2. In September 2004 the Company made a decision to seek listing on the Australian Stock Exchange and commenced the due diligence process.

    (a) On the 22nd of April 2005 the Company issued a Prospectus which offered 25,000,000 shares at an issue price of 20 cents per share to raise $5,000,000 and for oversubscriptions of up to 10,000,000 shares at 20 cents each to raise a further $2,000,000.
    (b) On the 23rd of May 2005, ASIC issued an interim stop order in relation to the prospectus which was quickly resolved.
    (c) On the 31st of May 2005 a Supplementary Prospectus was lodged with ASIC and the Directors of Cell Aquaculture resolved to defer the closing date to 30th of June 2005.
    (d) On the 30th of June 2005 the Board resolved to extend the offer for an additional two weeks closing at 5.00pm on Friday the 15th of July 2005.
    (e) On the 18th of July the Board resolved that, subject to receipt of approval from ASX for admission to quotation, the Company issue and allot 26,007,000 ordinary shares at an issue price of 20 cents per share to the persons identified as applicants of those shares in the final listing, raising a total of $5,201,400.
    (f) Cell Aquaculture Ltd was first quoted on the Australian Stock Exchange on 25th of July 2005.

Results Comparison and Activity Analysis

The Hamilton Hill located Eco-Cell facility continued to operate primarily as a Research & Development facility, with the majority of product being utilized in test marketing overseas with some product being sold into the local market.

While revenues declined marginally, the Company continued an aggressive stance on cost control management; however, the Company did incur marketing and legal costs associated with several international business developments, expenditure that we are confident will yield new revenue or profits in the coming years.

The major product development emphasis has been on the development and testing of the new three tank Eco-Cell together with a revolutionary new nursery package.

In co-operation with James Cook University the Company has continued its long term development and research of:

a) Golden Perch,
b) Murray Cod, and
c) The effects of travel time on the future growth rates of Barramundi fingerlings

The focus of the Company for the next financial year is to pursue the promotion, marketing and establishment of joint venture arrangements, promotion and sale of the Eco-Cell systems, and to undertake further research and development of additional species and technologies.

Statement of financial performance

	30 June 2005 $	30 June 2004 $
Revenue from ordinary activities (*see Note 3)*	70,747	97,575
Raw materials and consumables used	(18,973)	(4,719)
Marketing expenses	(48,556)	(194,164)
Communication expenses	(13,939)	(17,513)
Consultancy expenses	(150,036)	(13,188)
Consumables	(31,562)	(2,568)
Employee benefits expense	(236,464)	(320,855)
Insurance expenses	(31,256)	(26,896)
Occupancy Costs	(30,721)	(31,737)
Professional Costs	(107,756)	(167,156)
Depreciation and amortisation expense	(113,525)	(102,411)
Borrowing costs expense	(70,055)	(30,576)
Other expenses from ordinary activities	(83,911)	(58,334)
Loss from ordinary activities before tax	**(866,007)**	**(872,542)**
Income tax benefit on ordinary activities (*see Note 2)*	161,658	177,805
Loss from ordinary activities after tax	**(704,349)**	**(694,737)**
Net loss for the period attributable to members	**(704,349)**	**(694,737)**
Total changes in equity not resulting from transactions with owners as owners	**(704,349)**	**(694,737)**
Basic earnings (loss) per share	(0.8) cents	(1.0) cent
Diluted earnings (loss) per share	(0.8) cents	(1.0) cent

Statement of financial position

	30 June 2005 $	30 June 2004 $
Current assets		
Cash	6,602	110,309
Receivables	43,207	53,512
Inventory	26,235	26,235
Other (see Note 4)	323,219	1,082
Total current assets	**399,263**	**191,138**
Non-current assets		
Receivables	2,420	2,420
Property, plant and equipment (see Note 5)	1,143,590	1,188,496
Intangible assets (see Note 6)	179,767	212,767
Other (see Note 4)	1,461,270	971,372
Total non-current assets	**2,787,047**	**2,375,055**
Total assets	**3,186,310**	**2,566,193**
Current liabilities		
Payables (see Note 7)	371,857	310,002
Interest Bearing Liabilities (see Note 8)	210,444	-
Other	-	55,000
Total current liabilities	**582,301**	**365,002**
Non-current liabilities		
Interest Bearing Liabilities (see Note 8)	305,770	1,091,147
Total non-current liabilities	**305,770**	**1,091,147**
Total liabilities	**888,071**	**1,456,149**
Net assets	**2,298,239**	**1,110,044**
Equity		
Contributed equity (see Note 9)	5,199,744	3,307,200
Accumulated losses (see Note 10)	(2,901,505)	(2,197,156)
Total equity	**2,298,239**	**1,110,044**

Statement of cash flows

	30 June 2005 $	30 June 2004 $
Cash flows from operating activities		
Receipts from customers	26,416	31,681
Grant received	36,944	59,868
Interest received	5,743	5,494
Borrowing costs	(38,805)	(30,576)
Payments to suppliers and employees	(593,038)	(732,688)
Income tax refund	161,658	177,805
Net cash provided by (used in) operating activities **(see Note 12)**	**(401,082)**	**(488,416)**
Cash flows from investing activities		
Payment from Research & Development	(489,898)	(295,832)
Payments for Property, Plant and Equipment	(35,618)	(203,461)
Net cash provided by (used in) investing activities	**(525,516)**	**(499,293)**
Cash flows from financing activities		
Payments for Prospectus and Shares Issue Costs	(262,637)	-
Proceeds from Share Issues	1,062,100	435,250
Share Issue Costs	(5,806)	(100,000)
Proceeds from Issue of Convertible Note	-	750,000
Repayment of Bank Loan	(35,377)	(32,894)
Repayment – Aquaculture Technology Agreement	(145,833)	(76,167)
Other loans	-	55,000
Net cash provided by (used in) financing activities	**612,447**	**1,031,189**
Net increase (decrease) in cash held	**(314,151)**	**43,480**
Cash at beginning of the financial year	110,309	66,829
Cash at end of the financial year (see Note 11)	**(203,842)**	**110,309**

Non-cash financing and investing activities

Other payables at 30 June 2004 converted to issued shares	55,000	-
Payment of employee benefits expense satisfied by shares issued	53,000	-
Exercise of convertible note	750,000	-
Payment of prospectus and other costs funded by unsecured loan	63,500	-

1. Basis of Preparation

The preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

This report has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views, and other authoritative pronouncements of the Australian Accounting Standards Board. The accounting policies are consistent with those of the previous period unless stated otherwise.

2. Research and Development Tax Concession

The Company has recognised an income tax benefit in 2005 of $161,658 (2004: $177,805). This relates to tax refunds arising from the Company's expenditure during the year ended 30 June 2004 on research and development activities qualifying for tax concessions.

3. Revenue from ordinary activities

	30 June 2005 $	30 June 2004 $
Revenue from sales of produce	28,060	33,250
Total sales revenue	28,060	33,250
Export market development grants	36,944	59,868
Interest revenue	5,743	4,457
Total other revenues	42,687	64,325
Total revenues	**70,747**	**97,575**

4. Other Assets

	30 June 2005 $	30 June 2004 $
Current		
Prepaid borrowing costs	582	1,082
Prepaid prospectus and shares issue costs	322,637	-
	323,219	1,082
Non-current		
Research & Development – at cost (Note 4 (a))	1,461,270	971,372
	1,461,270	971,372
(a) Research and Development		
Movements during the year		
Opening balance	971,372	675,540
Costs incurred during the year	489,898	295,832
Amortisation	-	-
Closing balance	1,461,270	971,372

5. Property, Plant and Equipment

	30 June 2005 $	**30 June 2004 $**
Land and Buildings		
Freehold Land – at cost	579,610	579,610
	579,610	579,610
Land improvement – at cost	82,300	82,300
Less: Accumulated depreciation	(14,384)	(10,269)
	67,916	72,031
Buildings – at cost	434,992	432,932
Less: Accumulated depreciation	(60,903)	(36,227)
	374,089	396,705
Total Land and Buildings (Note 5 (b))	1,021,615	1,048,346
Plant & Equipment		
Plant & equipment – at cost	320,571	287,011
Less: Accumulated depreciation	(198,596)	(148,861)
Total plant & equipment	121,975	140,150
Total property, plant and equipment	1,143,590	1,188,496

(a) Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold Land	Land Improvements	Buildings	Plant & Equipment	Total
Balance at the beginning of year	579,610	72,031	396,705	140,150	1,188,496
Additions	-	-	2,060	33,559	35,619
Disposals	-	-	-	-	-
Depreciation expense	-	4,115	24,676	51,734	80,525
Carrying amount at the end of year	579,610	67,916	374,089	121,975	1,143,590

(b) Freehold Land & Buildings

Subsequent to 30 June 2005, as detailed in Note 20(b), a contract was entered into for the sale of the freehold land and buildings for $2,600,000.

6. Intangible Assets

	30 June 2005 $	30 June 2004 $
Intellectual property / license	330,000	330,000
Less: Accumulated depreciation	(151,250)	(118,250)
	178,750	211,750
Formation expenses	1,017	1,017
	179,767	212,767

7. Payables

	30 June 2005 $	30 June 2004 $
Current		
Trade creditors and accruals	308,357	164,169
Loans – Aquaculture Technology Agreement	-	145,833
Loan – Unsecured	63,500	-
	371,857	310,002

8. Interest Bearing Liabilities

		30 June 2005 $	30 June 2004 $
CURRENT			
Bank Overdraft	(Note 8(a))	210,444	-
NON-CURRENT			
Convertible Note	(Note 8(b))	-	750,000
Bank Loan	(Note 8(a))	305,770	341,147
		305,770	1,091,147

(a) The Bank loan and Bank overdraft are secured over land and buildings

(b) Convertible Note

On 29 October 2004 convertible note on issue was converted to ordinary shares, under the terms of the note, at 8 cents each. As a result of this conversion, 9,765,625 shares at 8 cents were issued, totalling $781,250. This represents the liability under the notes of $750,000, plus interest accrued to the date of conversion of $31,250.

9. Issued Capital – Contributed Entity

	30 June 2005 $	30 June 2004 $
92,709,606 (2004 – 75,468,619) fully paid ordinary shares	5,199,744	3,307,200

(a) Fully paid ordinary shares participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

(b) At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(c) Movements in ordinary share capital

	2005		**2004**	
	No	**$**	**No**	**$**
Opening balance	75,468,619	3,307,200	80,748,619	3,041,950
Convertible notes converted to shares (Note 8 (b))	9,765,625	781,250	-	-
Unsecured loans converted to shares	366,667	55,000	-	-
Shares issued at 15 cents each	6,727,332	1,009,100	2,435,000	365,250
Shares cancelled	-	-	(10,110,000)	-
Shares issued to employees	354,700	53,000	1,000,000	-
Shares issued at 8 cents being for share issue costs	-	-	1,375,000	-
Share issue costs	-	(5,806)	-	(100,000)
Cost of capital raising – issue of options	-	(201,250)	-	-
Issue of options	-	201,250	-	-
Other adjustment	26,663	-	20,000	-
Closing balance	92,709,606	5,199,744	75,468,619	3,307,200

(d) Options

At 30 June 2004, there were 14,885,500 share options outstanding, exercisable at 35 cents per share on or before 30 June 2005. All options expired on 30 June 2005, as no options were exercised.

3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

10. Retained profits (accumulated losses)

	30 June 2005 $	30 June 2004 $
Retained profits (accumulated losses) at the beginning of the financial period	(2,197,156)	(1,502,419)
Net loss attributable to members	(704,349)	(694,737)
Retained profits (accumulated losses) at the end of the financial period	**(2,901,505)**	**(2,197,156)**

11. Reconciliation of Cash

Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet, as follows:

	30 June 2005 $	30 June 2004 $
Current Assets		
Cash assets	6,602	110,309
	6,602	110,309
Current Liabilities		
Bank overdraft	210,444	-
	210,444	-
Net Cash	(203,842)	110,309

12. Reconciliation of Operating Loss After Income Tax to Net Cash Flows From Operating Activities

	30 June 2005 $	30 June 2004 $
Operating loss after income tax	(704,349)	(694,737)
Depreciation of non-current assets	80,525	69,411
Amortisation of License	33,000	33,000
Amortisation of borrowing costs	500	582
Finance cost on convertible notes	31,250	-
Increase/(decrease) in tax balances	-	-
Loan written off	-	-
Increase/(decrease) in GST balances	11,948	(10,239)
Changes in net assets and liabilities:		
(Increase)/decrease in assets		
- Current receivables	(1,644)	(1,569)
- Other assets	-	1,037
- Stock on hand	-	4,719
Increase/(decrease) in liabilities		
- Current trade creditors and payables	147,688	109,380
Net cash from operating activities	(401,082)	(488,416)

13. Earnings per share (EPS)

	2005	2004
	Cents/share	**Cents/share**
Basic and diluted loss per share	0.8	1.0
	Number	**Number**
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	87,065,370	71,650,961

14. Segment Reporting

The economic entity operates predominantly in the aquacultural industry within Australia. Although it has negotiated Heads of Agreements to enter into joint venture agreements that will operate outside Australia, there are no assets or liabilities attributable to these geographical areas at balance date.

15. NTA backing

	30 June 2005	30 June 2004
Net tangible asset backing per ordinary share	0.71 cents	(0.1) cents

16. Dividends

There were no dividends declared during the year and the directors do not recommend that any dividend be paid.

17. Dividend reinvestment plans

N/A.

18. Details of entities over which control has been gained or lost during the period

N/A.

19. Details of associates and joint ventures

The Company has entered into 4 Heads of Agreement to establish joint ventures in the United States of America (2), The Netherlands (1), and India (1). These Heads of Agreement commit the Company and each prospective joint venture partner to form a separate company for the purposes of operating the land based aquaculture system developed by Cell. The Company and the partner will each hold 50% of the issued capital in the new joint venture company. As at balance date there are no assets or liabilities attributable to joint ventures. At balance date the total initial funding committed by the Company under these Heads of Agreement is $25,000, and in July 2005 the Company committed a further $400,000 to progress its joint venture in The Netherlands.

20. Subsequent Events

(a) Issue of Shares

Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue on 18 July 2005 of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

(b) Sale and Leaseback of Land at 66 Bennett Avenue, Hamilton Hill

On 5 August 2005 the company entered into a contract for the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000. Settlement is due on 7 November 2005. The transaction was subject to the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions. The directors have agreed to execute the lease agreement as outlined above. The book value of these land and buildings at 30 June 2005 is $1,021,615, therefore resulting in an estimated profit before income tax of $1,578,385. Future lease commitments in respect of the lease of the property will be approximately $110,000 per annum net of GST for the initial three year period.

(c) Options

In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non executive directors of the Company.

21 Impact of Adoption of Australian Equivalents to International Financial Reporting Standards

The company is preparing for and managing the transition to Australian Equivalents of International Financial Reporting Standards (AIFRS) effective for financial reporting periods commencing on or after 1 January 2005. The adoption of AIFRS will be reflected in the company's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the financial year ended 30 June 2005 are required to be restated. The majority of the AIFRS transitional adjustments will be made retrospectively against retained earnings at 1 July 2004.

The company's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. An AIFRS committee is overseeing and managing the company's transition to AIFRS. The impact of the alternative treatments and elections under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", has been considered where applicable.

The directors are of the opinion that the key material differences in the company's accounting policies on conversion to AIFRS and the financial effect of these differences where known are as follows. The key differences in the entity's accounting policies that will arise from the adoption of IFRS in future are also included in the notes to the adoption of AIFRS standards.

Users of the financial statements should, however, note that the amounts disclosed could change if interpretation of the AIFRS requirements changes due to the continuing transition work of the directors, possible amendments to AIFRS Standards and Interpretations thereof, and developments in practice relating to the interpretation and application of those Standards and Interpretations.

a) Reconciliation of equity as presented under AGAAP to that under AIFRS

	Notes	30 June 05 $	1 July 04 $
Total equity under AGAAP			
Adjustments to retained earnings (net of tax)			
Recognition of share-based payment expense	(i)	-	-
Derecognition of capitalised research costs	(ii)	122,497	769,042
Total adjustments to retained earnings		122,497	769,042
Adjustments to other reserves (net of tax)			
reclassification of share-based payment expense	(iii)	201,250	-
Total adjustments to other reserves			
Adjustments to Contributed Equity			-
Reclassification of share-based payment expense	(iii)	(201,250)	
		122,497	769,042
Total equity under AIFRS			

Notes explaining the impacts of adoption of AIFRS Standards

(i) In accordance with AASB 2 "Share-based Payment", the company will be required to recognise the fair value of options or other equity instruments granted to employees and consultants as an expense on a time basis over the period from the grant date to the vesting date with a corresponding increase in equity. The current accounting policy does not require an expense to be recognised for employee equity participation schemes and payments.

Upon adoption of AIFRS, there will be no initial adjustment expected to result in a reduction in opening retained 1 July 2004 and 30 June 2005.

However, there is a classification adjustment relating to options issued to consultants for capital raising cost amounting to $201,250 which was adjusted against contributed equity under AGAAP, under AIFRS this adjustment will be against options reserve until such time the options are exercised at which time the amount would be transferred to contributed equity.

(ii) In accordance with AASB 138 "Intangible Assets", costs incurred in the research phase of the development of internally generated intangibles will be required to be expensed. AGAAP requires such costs to be capitalised where future recovery of the costs is believed to be beyond reasonable doubt.

Upon adoption of AIFRS, there will be adjustments expected to result in an increase in accumulated losses on 1 July 2004 of $769,042 and an increase in loss of $122,497 at 30 June 2005.

(iii) In accordance with AASB 136 "Impairment of assets", the recoverable amount of an asset is deemed to be the higher of its fair value less costs to sell and its value in use, being the present value of the future cash flows derived from the assets.

The company's assets were tested for impairment at the date of transition to AIFRS and at each subsequent reporting date. AGAAP did not require such cash flows to be discounted when assessing recoverable amounts.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(iv) In accordance with AASB 112 "Income Taxes", deferred tax assets and liabilities will be recognised on the difference between the carrying values of assets and liabilities and their tax base. On this basis revaluations of assets above their historical cost carrying amount would give rise a deferred tax liability. AGAAP does not require recognition of deferred tax provisions in the case of revaluations of assets or for equity accounted investment value gains and losses.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(v) In accordance with AASB 116 "Property, Plant and Equipment", the company will be required to make an estimate of the cost of removing leasehold improvements at the end of the lease term, where this is required by the conditions of the lease, and include that cost in the amount of leasehold improvements capitalised upon acquisition. A liability for these costs must be recognised under AASB 137 "Provisions, Contingent Liabilities and Contingent Assets". AGAAP does not require recognition of these costs.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vi) In accordance with AASB 117 "Leases", operating lease rental income or expense must be recognised on a straight line basis over the term of the lease. Where a lease has fixed annual increases, the impact of such increases is spread on a straight line basis over the whole of the lease term. Under AGAAP such increases are recognised in the year of increase and subsequent years.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vii) In accordance with AASB 1 "First-time adoption of Australian Equivalent to International Financial Reporting Standards", management has decided to apply exemption provided in this standard not to apply the requirements of AAS 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standard will be applied from 1 July 2005.

22. Audit

This report is based on accounts, which are in the process of being audited.



Sign here: (Director) Date: 13 September 2005

Print name: P J Burns
By Order of the Board

NOTICE TO THE
AUSTRALIAN STOCK EXCHANGE

14 September 2005

APPOINTMENT OF ALTERNATE DIRECTOR

The Directors of Cell Aquaculture Limited (**Company**) advise that Mr Quenton Leach has been appointed as an Alternate Director for Mr Perryman Leach, Managing Director of the Company.

Mr Quenton Leach, who is the Operations Manager of the Company, has been appointed an Alternate Director until termination of that appointment has been notified in writing and served on the Company by Mr Perryman Leach.

IAN GREGORY
Company Secretary


ECO STAR

Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
Website: www.cellaqua.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Quenton Harold LEACH
Date of appointment	2 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 ordinary fully paid shares*   * These securities are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest N/A	**Number & Class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Employment Services Agreement dated 8 April 2005
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Cell
AQUACULTURE LTD

Notice to the Australian Stock Exchange

Thursday, 29 September 2005

Appointment of Alternate Director

The Directors of Cell Aquaculture Ltd (Company) advise that Mr Peter G Burns has been appointed as an Alternate Director for Mr Peter J Burns, Non-Executive Director of the Company.

Mr Peter G Burns, who is the Sales Manager of the Company, has been appointed an Alternate Director until termination of that appointment has been notified in writing and served on the Company by Mr Peter J Burns.

Ian Gregory
Company Secretary.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

CELL AQUACULTURE LTD

ABN 86 091 687 740

Financial Report
for the Financial Year Ended 30 June 2005

CONTENTS

The directors of CELL AQUACULTURE LIMITED submit herewith the annual financial report of the Company for the financial year ended 30 June 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors
The names of the directors in office at any time during or since the end of the financial year are:

Perryman James Leach
Peter Joseph Burns
David Richard Thomas
Edwin Leith Boyd
Quenton Harold Leach (Appointed alternate director for Perryman Leach on 2 September 2005)
Peter Gerard Burns (Appointed alternate director for Peter J Burns on 29 September 2005)
John Rowe (Resigned 21 September 2004)

Lee Boyd (age 57)
Chairman, independent, non-executive director
B Bus, Dip Mgmt Studies (Mktg), Adv Cert Bus (RE)
CPA, FAICD, ACSA, AFAMI

Appointed a director on 26 March, 2003 and re-elected at the Annual General Meeting held on 21 December, 2004.

Mr Boyd has extensive and broad ranging senior executive, management consulting, corporate and directorial experience gained in a number of industries over the past 35 years. These include the food manufacturing, import/export, franchising, retailing, industrial engineering and resource industry sectors.

He has held senior executive positions with a number of high profile companies including Cadbury Schweppes, George Weston Foods, Metro Industries and Foodland. He has been a director of a number of public and private companies as well as having represented industry as President, or as a Director, on the executive of state and national peak industry bodies.

He maintains CPA status with CPA Australia, is a Fellow of the Australian Institute of Company Directors, an Affiliate of Chartered Secretaries Australia and an Associate Fellow of the Australian Marketing Institute.

Mr Boyd's current professional activities include the provision of corporate advisory and business services to a number of public and private company clients.

He is a member of the Audit Committee and the Remuneration Committee.

Mr Boyd has not held directorships in any listed companies during the past three financial years.

Perryman Leach (age 64)
Managing Director, non-independent, executive director
M.I.E. Aust.

Appointed a director and managing director on 7 March, 2000.

Mr Leach, the creator of the Eco-Cell™ system, obtained an engineering Associateship of The Gordon Institute of Geelong. He transferred to Western Australia in 1970 to assist in the establishment of a national consultancy firm specialising in project feasibility assessments and project management. He obtained his builders' registration licence in 1972.

Mr Leach started the project and construction management company, Co-Struct Pty Ltd, in 1978 and has controlled projects with a total value in excess of $100 million.

Many of Mr Leach's projects have been in the food chain, including intensive farming through to abattoirs, small goods and processing factories, chiller and freezer works. He has also been involved in the development of pollution control equipment. All of these projects have been successful and have required high levels of innovation and commitment.

Mr Leach became involved in aquaculture in 1997, when he commenced three years of intensive research in the field, with particular emphasis on the development and refinement of recirculating systems. He has travelled to Europe and America to investigate the latest developments in land farming for commercial aquaculture.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Dr. David Richard Thomas (age 59)
Independent, non-executive director
BSc Agric (Hon), Ph.D

Appointed a director on 7 April, 2000 and re-elected at the Annual General Meeting held on 21 December, 2004.

Dr Thomas completed a Bachelor of Agricultural Science with Honours at UWA followed by a Doctorate of Philosophy. He is a Gold Member of the Bread Research Institute and a member of the Australian Institute of Agricultural Science, Australian Grain Institute and the Nutritional Society of Australia. He has also undertaken courses in Human Relations, a post Doctorate Certificate of Management, Strategic Planning, A.I.M. Financial Management, Internal Auditor Training, and Food Safety Auditor Training.

Dr Thomas commenced work in 1967 in the feed industry where his responsibilities included the development and design of a new feed mill. In 1977 he became Grains Manager/Chemist

in control of purchasing raw ingredients for the flour mill and its associated clients.

In 1990 he took on the role of Chief Chemist and Quality Assurance Manager for the mill, laboratory and test bakery. These responsibilities required him to travel overseas and evaluate markets for flour and associated products. In 1998 he managed the implementation of a quality system throughout the company, and obtained AS/NZS ISO 9002: 1994 and HACCP ISO 9002:1994 accreditation. Subsequently he has gained HACCP Certification in some fourteen businesses around Australia. Further, he has reviewed and overseen the implementation of FeedSafe™ in a rapidly expanding feed mill in WA.

Dr Thomas has been instrumental in the development of specific feed diets for the Eco-Cell™ system.

Dr Thomas is Chairman of the Audit Committee.

Dr Thomas has not held directorships in any listed companies during the past three financial years.

Peter J Burns (age 57)
Non-independent, non-executive director
FCMI

Appointed a director on 28 November, 2001 and re-elected at the Annual General Meeting held on 26 March, 2004.

Mr Burns is a Fellow of the Chartered Management Institute (London) and brings to the Company a comprehensive range of local and international sales and marketing expertise.

He migrated from Northern Ireland to Perth in 1987. While in Northern Ireland, he studied City and Guild Levels of Building and worked for two large construction and civil engineering companies as a Senior Project Planner. Later he moved to Dublin where he started his own marketing company, which he ran for the next fourteen years before migrating to Perth.

In 1988 Mr Burns owned and developed a $12 million forty-four unit luxury apartment development on the beach front at Scarborough, known as "Sandcastles on Scarborough".

In 1992 Mr Burns was the founding member and major shareholder of the Fremantle Brewing Company, which he maintained until 1994.

Since 1994 Mr Burns has concentrated his marketing energies and expertise on real estate and property development and in 2004/2005 handled in excess of $100 million worth of properties.

He is Chairman of the Remuneration Committee.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Quenton Leach (age 33)
Alternate, non-independent, executive director
Operations Manager

Appointed alternate director for Perryman Leach on 2 September 2005.

Mr Leach joined the Company in the initial stages of development. He has completed appropriate business and aquaculture studies and has had significant input into the final design and operation of the system. His hands-on approach has advanced the Company's operations and the Eco-Cell™ technologies.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Peter G Burns (age 29)
Alternate, non-independent, executive director
B Bus, AIMM, AMAMI
Marketing Manager

Appointed alternate director for Peter J Burns on 29 September 2005.

Mr Burns has a Bachelor of Business degree with a double major in marketing and management. He has held senior management and marketing positions at state and national levels and prior to joining Cell Aquaculture, had his own business which he subsequently sold to a large multi-national company. He brings management, marketing and business development skills to the Company.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Company Secretary
The company secretary is Mr Ian E Gregory. He has a Bachelor of Business from Curtin University and is a fellow of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. He is also a fellow of CPA Australia and a member of the Australian Institute of Company Directors. Mr Gregory was appointed in 2005 having previously been engaged in the mining, banking and insurance industries.

Principal Activities
The principal activities of the company during the financial year were: Development, Commercialisation & Marketing Technology relating to aquaculture farming.

No significant change in the nature of these activities occurred during the year.

Operating Results
The net loss after providing for income tax amounted to $704,349 (2004 - $694,737).

Dividends Paid or Recommended
No dividends were paid during the year and no recommendation is made as to dividends.

Review of Operations
During the year ended 30 June 2005, the Company continued its development of its aquaculture system, whilst preparing for listing on the Australian Stock Exchange.

Revenues consisted of grants received totalling $36,944 and the sale of fish produced at its Research & Development facility at Hamilton Hill totalling $28,060.

The Hamilton Hill located Eco-Cell™ facility continued to operate primarily as a Research & Development facility, with the majority of product being utilized in test marketing overseas with some product being sold into the local market.

While revenues declined marginally, the Company continued an aggressive stance on cost control management; however, the Company did incur marketing and legal costs associated with several international business developments, expenditure that we are confident will yield new revenue or profits in the coming years.

The major product development emphasis has been on the development and testing of the new three tank Eco-Cell™ together with a revolutionary new nursery package.

In co-operation with James Cook University the Company has continued its long term development and research of:

a) Golden Perch,
b) Murray Cod, and
c) The effects of travel time on the future growth rates of Barramundi fingerlings

The focus of the Company for the next financial year is to pursue the promotion, marketing and establishment of joint venture arrangements, promotion and sale of the Eco-Cell™ systems, and to undertake further research and development of additional species and technologies.

Significant Changes in State of Affairs
The following significant changes occurred during the financial year:

1. During the financial year the Company negotiated four Heads of Agreement to enter into joint ventures to build and operate aquaculture production facilities in the Netherlands, India, and two in the United States of America.

2. In September 2004 the Company made a decision to seek listing on the Australian Stock Exchange and commenced the due diligence process.

   (a) On the 22nd of April 2005 the Company issued a Prospectus which offered 25,000,000 shares at an issue price of 20 cents per share to raise $5,000,000 and for oversubscriptions of up to 10,000,000 shares at 20 cents each to raise a further $2,000,000.
   (b) On the 23rd of May 2005, ASIC issued an interim stop order in relation to the prospectus which was quickly resolved.
   (c) On the 31st of May 2005 a Supplementary Prospectus was lodged with ASIC and the Directors of Cell Aquaculture resolved to defer the closing date to 30th of June 2005.
   (d) On the 30th of June 2005 the Board resolved to extend the offer for an additional two weeks closing at 5.00pm on Friday the 15th of July 2005.
   (e) On the 18th of July the Board resolved that, subject to receipt of approval from ASX for admission to quotation, the Company issue and allot 26,007,000 ordinary shares at an issue price of 20 cents per share to the persons identified as applicants of those shares in the final listing, raising a total of $5,201,400.
   (f) Cell Aquaculture Ltd was first quoted on the Australian Stock Exchange on 25th of July 2005.

After Balance Date Events

(a) Issue of Shares

Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue on 18 July 2005 of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

(b) Sale and Leaseback of Land at 66 Bennett Avenue, Hamilton Hill

On 5 August 2005 the company entered into a contract for the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000. Settlement is due on 7 November 2005. The transaction was subject to the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions. The directors have agreed to execute the lease agreement as outlined above. The book value of these land and buildings at 30 June 2005 is $1,021,615, therefore resulting in an estimated profit before income tax of $1,578,385. Future lease commitments in respect of the lease of the property will be approximately $110,000 per annum net of GST for the initial three year period.

(c) Options

In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non-executive directors of the Company.

Future Developments
Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report, as the inclusion of such information is likely to result in unreasonable prejudice to the Company.

Environmental Issues
The Company's operations are not regulated by any significant environmental regulations under a law of the Commonwealth or of a State or Territory.

Meetings of Directors
The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2005, and the numbers of meetings attended by each director were:

	Directors' Meetings		Remuneration Committee	
	Number Eligible To Attend	Number Attended	Number Eligible To Attend	Number Attended
P J Burns	15	15	1	1
P J Leach	15	15	-	-
D R Thomas	15	13	-	-
J C Rowe – Resigned 21 September 2004	6	5	-	-
E L Boyd	15	13	1	1
Q H Leach (Alternate)	-	-	-	-
P G Burns (Alternate)	-	-	-	-

The audit committee members are Mr. E L Boyd and Mr. D R Thomas. No meetings were held prior to 30 June 2005.

Share Options
There were 14,885,500 share options outstanding at 30 June 2005 exercisable at 35 cents per share on or before 30 June 2005. All these options expired on 30 June 2005, as no options were exercised.

3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

No shares have been issued through the exercise of options during or since the end of the previous financial year.

Directors' Shareholdings
As at the date of this report the interests of the directors in the shares of the Company were:

	Number of Ordinary Shares
P J Burns	9,176,668

P J Leach	17,070,001
D R Thomas	1,330,000
E L Boyd	Nil
Q H Leach	500,000
P G Burns	2,198,450

Remuneration Report
This report describes the remuneration arrangements for directors and executives of the Company.

One of the committees of the board is the remuneration committee whose role is described in the corporate governance statement in this annual report. In respect of remuneration, the committee:

- makes recommendations to the board in relation to remuneration of non-executive directors,
- establishes, reviews and recommends remuneration terms and the performance of the managing director, and
- reviews and recommends remuneration arrangements for key executives.

The Board of Directors, with the assistance of the Remuneration Committee, is responsible for determining and reviewing compensation arrangements for the directors and the executive team. The board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

To assist in achieving these objectives, the board considers the nature and amount of executive directors' and officers' emoluments relative to the Company's financial and operational performance.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company. Other than Mr Perryman Leach, whose remuneration is disclosed below, there were no other executive officers in the Company.

The emoluments for each director are as follows:

2005

	Salary, Fees & Commission	Consultancy	Superannuation Contribution	Total
P J Leach	-	142,964	-	142,964
P J Burns	-	-	-	-
D R Thomas	-	25,866	-	25,866
J C Rowe	5,693	-	512	6,205
E L Boyd	-	30,250	-	30,250
	5,693	199,080	512	205,285

Further details of directors' remuneration are shown in note 5 of the notes to the financial statements.

Service Agreements

Remuneration and other terms of employment for the Managing Director are formalised in a service agreement. Major provisions of this agreement are set out below.

- Term of agreement – 1 year commencing 25 July 2005 with a 1 year option to extend granted to the Company.
- Remuneration is $150,000 per annum, inclusive of superannuation and other entitlements.
- The Company may terminate the agreement for cause or by giving 1 month's notice to Mr Leach.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract of insurance insuring the directors and officers of the Company against certain liabilities specified in the contract. The contract prohibits disclosure of the nature of the liabilities insured and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company against a liability incurred as such an officer or auditor.

Non-Audit Services

The directors are satisfied that the provision of non-audit services, during the year, by the auditor or a related practice of the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
The directors are also satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor, and
- None of the services undermine the general principles relating to auditor's independence as set out in Professional Statement F1.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 13.

Details of amounts paid or payable to the auditor, Horwath Audit (WA) P/L, for audit and non-audit services provided during the year are set out in note 6 to the financial statements.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.
The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:



Perryman James Leach
DIRECTOR

Dated at Perth this 29th day of September 2005.



Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

29 September 2005

The Board of Directors
Cell Aquaculture Ltd
PO Box 251
SOUTH FREMANTLE WA 6162

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with our audit of the financial report of Cell Aquaculture Ltd for the year ended 30 June 2005 and in accordance with the provisions of the Corporations Act 2001.

We declare that, to the best of our knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours faithfully
HORWATH
Audit (WA) Pty Ltd

HORWATH.
Glyn O'Brien

GLYN O'BRIEN
Director

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent audit report to members of Cell Aquaculture Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Cell Aquaculture Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.



Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

In accordance with ASIC Class Order 05/83 we declare that, to the best of our knowledge and belief, the auditor's independence declaration set out on page 13 of the financial report has not changed as at the date of providing this audit opinion.

Audit opinion

In our opinion, the financial report of Cell Aquaculture Ltd is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Dated the 29th day of September 2005.

HORWATH
Audit (WA) Pty Ltd

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

The directors of the Company declare that:

1. The financial statements and notes set out on pages 17 to 39 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards and the Corporations Regulations 2001; and

(b) give a true and fair view of the company's financial position as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flow, for the financial year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

3. This declaration has been made after receiving the declaration required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30th June 2005.

This declaration is made in accordance with a resolution of the Board of Directors.



Director

Date: 29th September 2005

Cell Aquaculture Ltd ABN 86 091 687 740

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	2005 $	2004 $
Revenue from ordinary activities	2	70,747	97,575
Raw materials and consumables used	3	(18,973)	(4,719)
Marketing expenses		(48,556)	(194,164)
Communication expenses		(13,939)	(17,513)
Consultancy expenses		(150,036)	(13,188)
Consumables		(31,562)	(2,568)
Employee benefits expense		(236,464)	(320,855)
Insurance expenses		(31,256)	(26,896)
Occupancy Costs		(30,721)	(31,737)
Professional Costs		(107,756)	(167,156)
Depreciation and amortisation expense	3	(113,525)	(102,411)
Borrowing costs expense	3	(70,055)	(30,576)
Other expenses from ordinary activities		(83,911)	(58,334)
Profit/(loss)from ordinary activities before Income Tax Expense/ Benefit		(866,007)	(872,542)
Income tax benefit relating to ordinary activities	4	161,658	177,805
Net profit/(loss) from ordinary activities after income tax expense attributed to members of the company		(704,349)	(694,737)
Total changes in equity other than those resulting from transactions with owners as owners		**(704,349)**	**(694,737)**
		Cents Per Share	**Cents Per Share**
Basic earnings per share	24	(0.8)	(1.0)

The accompanying notes form part of these financial statements.

Cell Aquaculture Ltd ABN 86 091 687 740

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	NOTE	2005 $	2004 $
CURRENT ASSETS			
Cash assets	7	6,602	110,309
Receivables	8	43,207	53,512
Inventory		26,235	26,235
Other	9	323,219	1,082
TOTAL CURRENT ASSETS		399,263	191,138
NON CURRENT ASSETS			
Receivables	8	2,420	2,420
Property, plant and equipment	10	1,143,590	1,188,496
Intangible assets	11	179,767	212,767
Other	9	1,461,270	971,372
TOTAL NON CURRENT ASSETS		2,787,047	2,375,055
TOTAL ASSETS		3,186,310	2,566,193
CURRENT LIABILITIES			
Payables	12	308,357	310,002
Interest Bearing Liabilities	13	309,266	-
Other	21(c)	-	55,000
TOTAL CURRENT LIABILITIES		617,623	365,002
NON CURRENT LIABILITIES			
Interest bearing liabilities	13	270,448	1,091,147
TOTAL NON CURRENT LIABILITIES		270,448	1,091,147
TOTAL LIABILITIES		888,071	1,456,149
NET ASSETS		**2,298,239**	**1,110,044**
EQUITY			
Contributed equity	14	5,199,744	3,307,200
Accumulated losses	15	(2,901,505)	(2,197,156)
TOTAL EQUITY		**2,298,239**	**1,110,044**

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	2005 $	2004 $
CASH FLOW FROM OPERATING ACTIVITIES			
Receipts from customers		26,416	31,681
Grant received		36,944	59,868
Interest received		5,743	5,494
Borrowing costs		(38,805)	(30,576)
Payments to suppliers and employees		(593,038)	(732,688)
Income tax refund		161,658	177,805
Net Cash Provided by (Used in) Operating Activities	21(b)	(401,082)	(488,416)
CASH FLOW FROM INVESTING ACTIVITIES			
Payments for Research & Development		(489,898)	(295,832)
Payments for Property, Plant and Equipment		(35,618)	(203,461)
Net Cash Provided by (Used in) Investing Activities		(525,516)	(499,293)
CASH FLOW FROM FINANCING ACTIVITIES			
Payments for Prospectus and Shares Issue Costs		(262,637)	-
Proceeds from Share Issues		1,062,100	435,250
Share Issue Costs		(5,806)	(100,000)
Proceeds from Issue of Convertible Note			750,000
Repayment of Bank Loan		(35,377)	(32,894)
Repayment - Aquaculture Technology Agreement		(145,833)	(76,167)
Other loans		-	55,000
Net Cash Provided by (Used in) Financing Activities		612,447	1,031,189
Net increase/(decrease) in cash held		(314,151)	43,480
Cash at beginning of the financial year		110,309	66,829
Cash at the end of the financial year	21(a)	**(203,842)**	**110,309**

The accompanying notes form part of these financial statements.

Note 1: Statement of Significant Accounting Policies

The financial report is a general-purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

(a) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realization of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus incidental costs to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less where applicable any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of expected net cash flows which will be received from the assets employment and subsequent disposal.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceed of disposal, and is included in operating profit before income tax of the company in the year of disposal. Any realised revaluation increment relating to the disposed asset which is included in the asset revaluation reserve is transferred to the asset realisation reserve.

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, are depreciated over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to a depreciation charge.

The depreciation amount of fixed assets included buildings and capitalised lease asset, but excluding freehold, is depreciated on a straight line bases over their useful lives to the company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	5 %
Plant and equipment	5 – 40%

(d) Intangibles

Patents, Technology and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

(e) Research & Development

Costs incurred on research and development projects are deferred to future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial production of the product to which they relate on a straight-line basis over the period of the expected benefit.

Where a grant is received or receivable in relation to research and development costs which have been deferred, the grant shall be deducted from the carrying amount.

Where a grant is received or receivable in relation to research and developments costs which have been charged to profit and loss account during this or a prior financial year, the grant shall be credited to the Statement of Financial Performance.

Where a grant is received in relation to the tax benefit of research and development costs, the grant shall be credited to income tax expense in the Statement of Financial Performance.

(f) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

(g) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in at call deposits with banks or financial institutions, investments in money market instruments maturing within less than two months, net of bank overdrafts.

(h) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers. Revenue from the rendering of a service is recognized upon the delivery of the service to the customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(i) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(j) Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense as applicable.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

(k) Earnings Per Share

Basic earnings per share is determined by dividing the net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), by the weighted average number of ordinary shares, adjusted for any bonus element.

(l) Inventories

Inventories are measure at the lower of cost and net realisable value.

(m) Going Concern

The Company incurred a loss for the year of $704,349 (2003: $694,737). At 30 June 2005 the Company had a deficiency in working capital of $218,360. As detailed in note 22(a), in July 2005, the Company successfully raised $5,201,400 and floated on the ASX and as a result the Company is able to meet its debts as and when they fall due.
On this basis, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

Note 2: Revenue

	2005 $	2004 $
Operating activities		
- Sale of produce	28,060	33,250
- Interest received	5,743	4,457
- Other – Export Market Development Grant	36,944	59,868

Total revenue	70,747	97,575

Note 3: Loss from Ordinary activities
Expenses

Cost of Sales	18,973	4,719
Depreciation of non-current assets		
Land improvements	4,115	4,115
Buildings	24,676	21,547
Plant and equipment	51,734	43,749
Total depreciation	80,525	69,411
Amortisation of non-current assets		
Intellectual property / licence	33,000	33,000
Borrowing costs		
Interest paid	70,055	30,576

Note 4: Income Tax

The prima facie income tax expense on the pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

	2005 $	2004 $
Loss from Ordinary Activities Before Income Tax	866,007	694,737
Income tax benefit at 30%	(259,802)	(208,421)
Permanent Differences:		
Amortisation of intangibles and research & development	9,900	9,900
Non-deductible expenses – Preliminary Costs and Research and Development Expenditure	-	107,927
Non-deductible expenses – Other	22,834	4,569
Non-deductible expenses – Legal	14,102	38,132
Tax losses not brought to account	212,966	47,893
R & D Cash Rebate Claimed (see note)	(161,658)	(177,805)
Income tax benefit attributable to operating loss	(161,658)	(177,805)

The franking account balance at year end was $nil (2004: $nil).

During the year ended 30 June 2005 the Company applied for and received a cash rebate from the Australian Taxation Office of $161,658 (2003 - $177,805) representing the tax value of research and development costs for the year ended 30 June 2004. This amount is shown as an income tax benefit in the Statement of Financial Performance for the year ended 30 June 2005. The Company intends claiming the same rebate in respect of expenditure for the year ended 30 June 2005. The rebate applied for is estimated at $160,000. If this is successful, the refund will be shown as an income tax benefit for the year ended 30 June 2006. The directors do not consider there are any other potential future income

tax benefits not brought to account at 30 June 2005.

Note 5 (a) : Directors and Executives Remuneration

Names and positions held of directors and specified executives in Office at any time during the year are:

Specified Directors:

- P J Leach — Managing Director - Executive
- P Burns — Director – Non Executive
- D R Thomas — Director – Non Executive
- J C Rowe –Resigned 21 September 2004 — Director – Executive
- E L Boyd — Chairman – Non Executive

Specified Executives:

At the date of this report, the company had no employees fulfilling the role of specified executive officers other than those disclosed at specified directors.

Note 5 (b) : Director's Remuneration

2005

	Salary, Fees & Commission	Consultancy	Superannuation Contribution	Total
P J Leach	-	142,964	-	142,964
P Burns	-	-	-	-
D R Thomas	-	25,866	-	25,866
J C Rowe	5,693	-	512	6,205
E L Boyd	-	30,250	-	30,250
	5,693	199,080	512	205,285

2004

	Salary, Fees & Commission	Consultancy	Superannuation Contribution	Total
P J Leach	-	-	-	-
P Burns	-	-	-	-
W J Mead	-	-	-	-
D R Thomas	-	-	-	-
Anne Templeman – Jones	132,433	-	11,919	144,352
J C Rowe	36,653	-	3,299	39,952
E L Boyd	-	-	-	-
	169,086	-	15,218	184,304

Note 5 (c) : Specified Executives Remuneration

At the date of this report, the company had no employees fulfilling the role of specified executive officers other than those disclosed at specified directors.

Note 5(d) : Options Holdings

Number of Options held by Directors and Executives

Director	Balance 1.7.04	Granted as Remuneration	Options Excercised	Options Expired	Balance 30.6.05	Total Vested 30.6.05	Total Exercisable 30.6.05	Total Unexercisable 30.6.05
P J Leach	3,935,000	-	-	(3,935,000)	-	-	-	-
P J Burns	2,814,500	-	-	(2,814,500)	-	-	-	-
D R Thomas	449,000	-	-	(449,000)	-	-	-	-
J C Rowe	-	-	-	-	-	-	-	-
E L Boyd	-	-	-	-	-	-	-	-

Note 5(e) : Share Issued on Exercise of Remuneration Options

There were no remuneration options issued during the year.

Note 5(f) : Shareholdings

Director	Balance 1 July 2004	Received as Remuneration	Options Excercised	Net Purchased/ (Sold)	Balance 30 June 2005
P J Leach	17,070,001	-	-	-	17,070,001
P J Burns	9,676,668	-	-	(500,000)	9,176,668
D R Thomas	1,330,000	-	-	-	1,330,000
J C Rowe	-	-	-	-	-
E L Boyd	-	-	-	-	-

Note 5 (g) : Remuneration Practices

The Board policy for determining emoluments is based on the principle of remunerating Directors and senior executives on their ability to add value to the Company (taking into account the Company's strategic plan and operations) whilst also considering market emolument packages for similar positions within the industry and in consultation with external consultants.

The Board appreciates the interrelationship between this policy and Company performance. It acknowledges that it is in the best interests of shareholders to provide challenging but achievable

incentives to reward senior executives for reaching the Company's stated goals.

The Board will discuss these issues internally and with candidates prior to engaging additional directors or senior executives in the future.

Note 5 (h) : Service Agreements

Refer Directors' report at page 11 for details of service agreements.

Note 6: Auditor's Remuneration

	2005 $	2004 $
Remuneration of the auditor of the company for:		
- auditing and reviewing the financial report	14,439	9,375
- other services provided by related practice of auditor	10,782	-
	25,221	9,375

Note 7: Cash Assets

Cash at bank	6,602	110,309

Note 8: Receivables

CURRENT		
Trade debtors	5,521	3,878
Other debtors	37,686	49,634
	43,207	53,512
NON-CURRENT		
Other debtor	2,420	2,420
	2,420	2,420

Note 9: Other Assets

CURRENT		
Prepaid borrowing costs	582	1,082
Prepaid prospectus and share issue costs (Refer Note 22(a))	322,637	-
	323,219	1,082
NON-CURRENT		
Research & Development – at cost (Note 9(a))	1,461,270	971,372
(a) Research and Development		
Movements during the year		
Opening balance	971,372	675,540
Costs incurred during the year	489,898	295,832
Amortisation	-	-
Closing balance	1,461,270	971,372

Note 10: Property, Plant and Equipment

	2005 $	2004 $
Land and Buildings		
Freehold Land – at cost	579,610	579,610
	579,610	579,610
Land improvement – at cost	82,300	82,300
Less: Accumulated depreciation	(14,384)	(10,269)
	67,916	72,031
Buildings – at cost	434,992	432,932
Less: Accumulated depreciation	(60,903)	(36,227)
	374,089	396,705
Total Land and Buildings (Refer Note 10(b))	1,021,615	1,048,346
Plant & Equipment		
Plant & equipment – at cost	320,571	287,011
Less: Accumulated depreciation	(198,596)	(148,861)
Total plant & equipment	121,975	138,150
Total property, plant and equipment	1,143,590	1,188,496

(a) Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold Land	Land Improvements	Buildings	Plant & Equipment	Total
Balance at the beginning of year	579,610	72,031	396,705	140,150	1,188,496
Additions	-	-	2,060	33,559	35,619
Disposals	-	-	-	-	-
Depreciation expense	-	4,115	24,676	51,734	80,525
Carrying amount at the end of year	579,610	67,916	374,089	121,975	1,143,590

(b) Freehold Land & Buildings

A directors' valuation of $1,300,000 was attributable to freehold land and buildings and was undertaken on 30 June 2004. The valuation was based on an assessment of the property's

current market value at that time.

Subsequent to 30 June 2005, as detailed in Note 22(b), a contract was entered into for the sale of the freehold land and buildings for $2,600,000.

Note 11 Intangible Assets

	2005 $	2004 $
Intellectual property / license	330,000	330,000
Less: Accumulated depreciation	(151,250)	(118,250)
	178,750	211,750
Formation expenses	1,017	1,017
	179,767	212,767

Note 12 Payables

	2005 $	2004 $
CURRENT		
Trade creditors and accruals	308,357	164,169
Loans – Aquaculture Technology Agreement	-	145,833
	308,357	310,002

Note 13 Interest Bearing Liabilities

	NOTE	2005 $	2004 $
CURRENT			
Bank Overdraft	13(a)	210,444	-
Bank Loan	13(a)	35,322	
Loan – Unsecured	13(c)	63,500	-
		309,266	-
NON-CURRENT			
Convertible Note	13(b)	-	750,000
Bank Loan	13(a)	270,448	341,147
		270,448	1,091,147

(a) The Bank loan and Bank overdraft are secured over land and buildings

(b) Convertible Note
On 29 October 2004 convertible notes on issue were converted to ordinary shares, under the terms of the notes, at 8 cents each. As a result of this conversion, 9,765,625 shares at 8 cents were issued, totalling $781,250. This represents the liability under the notes of $750,000, plus interest accrued to the date of conversion of $31,250.

(c) Unsecured Loan
The unsecured loan was a loan of $60,000 at 6% p.a. from a Director to pay prospectus and other costs. It was paid in full on 5 September 2005. At 30 June 2005 $3,500 is accruing as interest.

Note 14 Issued Capital – Contributed Entity

	2005 $	2004 $
92,709,606 (2004 – 75,468,619) fully paid ordinary shares	5,199,744	3,307,200

(a) Fully paid ordinary shares participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

(b) At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(c) Movements in ordinary share capital

	2005		2004	
	No	$	No	$
Opening balance	75,468,619	3,307,200	80,748,619	3,041,950
Convertible notes converted to shares (Note 13(b))	9,765,625	781,250	-	-
Unsecured loans converted to shares	366,667	55,000	-	-
Shares issued at 15 cents each	6,727,332	1,009,100	2,435,000	365,250
Shares cancelled	-	-	(10,110,000)	-
Shares issued to employees	354,700	53,000	1,000,000	-
Shares issued at 8 cents being for share issue costs	-	-	1,375,000	-
Share issue costs	-	(5,806)	-	(100,000)
Cost of capital raising – issue of options	-	(201,250)	-	-
Issue of options (Note 14(d)(ii))	-	201,250	-	-
Other adjustment	26,663	-	20,000	-
Closing balance	92,709,606	5,199,744	75,468,619	3,307,200

(d) Options

(i) At 30 June 2004, there were 14,885,500 share options outstanding, exercisable at 35 cents per share on or before 30 June 2005. All options expired on 30 June 2005, as no options were exercised.

(ii) 3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

Note 15 Accumulated Losses

	2005 $	2004 $
Accumulated losses at the beginning of the financial year	2,197,156	1,502,419
Net loss attributable to members of the company	704,349	694,737
Accumulated losses at the end of the financial year	2,901,505	2,197,156

Note 16 Capital Commitments

(a) Interests in Joint Ventures

At 30 June 2005 the Company had executed Heads of Agreement to enter into four joint ventures agreements with separate partners in the United States of America (2), The Netherlands (1), and India (1). These Heads of Agreement commit the Company and each prospective joint venture partner to form a separate company for the purposes of operating the land based aquaculture system developed by Cell. The Company and the partner will each hold 50% of the issued capital in the new joint venture company. Each Heads of Agreement stipulates that each party will provide initial funding to be used for the purposes of establishing each new joint venture company. The total initial funding committed by the Company under these Heads of Agreement is $25,000, and in July 2005 the Company committed a further $400,000 to progress its joint venture in The Netherlands.

Note 17 Contingent Liabilities

The Company had no contingent liabilities as at 30 June 2005.

Note 18 Segment Information

The economic entity operates predominantly in the aquacultural industry within Australia. Although it has entered into joint venture agreements as detailed in Note 16, that will operate outside Australia, there are no assets or liabilities attributable to these geographical areas at balance date.

Note 19 Related Party Disclosures

	2005 $	2004 $
(a) Directors Loans		
Aggregate amounts payable to directors and their director-related entities at balance date:		
Current liabilities		
Payables	159,803	145,833

(b) *Other Transactions with directors and director-related entities:*

Transactions between related parties are on

commercial terms no more favourable than those available to other parties unless otherwise stated.

		2005 $	2004 $
(i)	In year ended 30 June 2001, Insulok Pty Ltd and P J & W J Leach entered into a contract to sell their interests in the Insulok closed Cell Fish Farming Technology, Intellectual Property and Equipment to Cell Aquaculture Ltd for an amount of $600,000. During the year ended 30 June 2005 amounts of $145,833 (2004 - $76,167) were paid pursuant to the contract.		
(ii)	Interest was paid to Insulok Pty Ltd on settlement of amounts owed pursuant to the above contract	6,609	-
(iii)	Consulting fees and administration fees for facilities paid to Insulok Pty Ltd	-	43,961
(iv)	Salary, superannuation and consulting fees paid to Mr Q Leach, son of Mr P J Leach	92,886	-
(v)	Salary, superannuation and consulting fees paid to Mr PG Burns, son of Mr PJ Burns	88,339	-
(vi)	Shares issued to Mr PG Burns for services rendered	53,000	-
(vii)	Interest paid to Mr D Thomas on unsecured loans made by him to the company	3,500	-
(viii)	In the year ended 30 June 2004 500,000 ordinary shares each were issued for nil consideration to Mr. PG Burns and Mr. Q Leach for services provided	-	-

Note 20 Financial Instruments

(a) *Interest rate risk:*

The economic entities exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities,

is as follows:

Financial Year 2005	Average Interest Rate %	Variable Interest Rate $	Fixed Interest Rate Maturity: Less than 1 Year $	Fixed Interest Rate Maturity: 1 to 5 Years $	Fixed Interest Rate Maturity: More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash	4.0	6,602	-	-	-	-	6,602
Other receivables		-	-	-	-	43,207	43,207
		6,602	-	-	-	43,207	49,809
Financial Liabilities							
Trade payables		-	-	-	-	308,357	308,357
Loan – Aquaculture Technology Agreement		-	-	-	-	-	-
Convertible note		-	-	-	-	-	-
Other Loan	6.0	-	63,500	-	-	-	63,500
Bank Overdraft	9.4	210,444	-	-	-	-	210,444
Bank Loan	8.5	-	-	-	305,770	-	305,770
		210,444	63,500	-	305,770	308,357	888,071

Financial Year 2004	Average Interest Rate %	Variable Interest Rate $	Fixed Interest Rate Maturity: Less than 1 Year $	Fixed Interest Rate Maturity: 1 to 5 Years $	Fixed Interest Rate Maturity: More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash	4.0	110,309	-	-	-	-	110,309
Other receivables		-	-	-	-	53,512	53,512
		110,309	-	-	-	53,512	163,821
Financial Liabilities							
Trade payables		-	-	-	-	164,169	164,169
Loan – Aquaculture Technology		-	-	-	-	145,833	145,833
Convertible notes	7.0	-	-	750,000	-	-	750,000
Other loan		-	-	-	-	55,000	55,000
Bank Loan	8.0	-	-	-	341,147	-	341,147
		-	-	750,000	341,147	365,002	1,456,149

(b) *Credit risk:*

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount of those assets, net of any provisions for doubtful debts, as disclosed in the statement of financial

position and notes to the financial report.

The company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the company.

(c) *Net fair values:*
The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For other assets and other liabilities net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in a standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the company intends to hold these assets to maturity.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the statement of financial position and in the notes to the financial statements.

Note 21 Notes to the Statement of Cash Flows

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet, as follows:

	Note	2005	2004
		$	$
Current Assets			
Cash assets	7	6,602	110,309
		6,602	110,309
Current Liabilities			
Bank overdraft		210,444	-
		210,444	-
Net Cash		(203,842)	110,309

Bank Overdraft

The company has an overdraft facility with National Australia Bank. The limit on the overdraft facility is $250,000 at 9.4 % interest rate per annum, of which $210,444 has been used at 30th June 2005.

Loan Facility

The company has a loan secured on the land and buildings located on 66 Bennett Avenue, Hamilton Hill of $305,770 at 30th June 2005. The current rate on the loan facility is 8.5% per annum. The current balance is expected to be paid out in November 2005 when the sale of the land and buildings will be settled.

(b) Reconciliation of Operating Loss After Income Tax to Net Cash Flows From Operating Activities

	Note	2005 $	2004 $
Operating loss after income tax		(704,349)	(694,737)
Depreciation of non-current assets		80,525	69,411
Amortisation of License		33,000	33,000
Amortisation of borrowing costs		500	582
Finance cost on convertible notes		31,250	-
Increase/(decrease) in tax balances		-	-
Loan written off		-	-
Increase/(decrease) in GST balances		11,948	(10,239)
Changes in net assets and liabilities:			
(Increase)/decrease in assets			
- Current receivables		(1,644)	(1,569)
- Other assets		-	1,037
- Stock on hand		-	4,719
Increase/(decrease) in liabilities			
- Current trade creditors and payables		147,688	109,380
Net cash from operating activities		(401,082)	(488,416)

(c) Non-Cash Financing and Investing Activities

	2005	2004
i) Other Payables at 30 June 2004		
$55,000 received in 2004 for shares application was converted to issued shares during the financial year ended 30 June 2005	55,000	-
ii) Shares issued to an employee		
354,700 shares valued at $53,000 were issued to P. Burns (Jnr) for services provided to the Company	53,000	-
iii) Convertible note converted to shares		

Refer to note 13 (b)	781,250	-
	2005	**2004**
	$	**$**
iv) Unsecured Loan		
Refer to note 13(c)	63,500	-

Note 22 Events Occurring after Balance Date

(a) Issue of Shares

Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

Share issue and prospectus costs of $322,637 incurred to 30 June 2005 are shown in the Statement of Financial Position at 30 June 2005 as other current assets. A further $311,297 was incurred after balance date, resulting in total share issue costs of $633,934. The net proceeds from the share issue of $4,567,466 was credited to contributed equity after balance date.

(b) Sale and Leaseback of Land and Buildings

On 5 August 2005 the company entered into a contract for the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000. Settlement is due on 7 November 2005. The transaction was subject to the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions. The directors have agreed to execute the lease agreement as outlined above. The book value of these land and buildings at 30 June 2005 is $1,021,615, therefore resulting in an estimated profit before income tax of $1,578,385. Future lease commitments in respect of the lease of the property is anticipated to be approximately $110,000 per annum net of GST for the initial three year period.

(c) Options

In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non-executive directors of the Company.

The financial effect of the above transactions have not been brought to account in these financial statements.

Note 23 Company Details

The registered office and principal place of business of the Company is:
66 Bennet Avenue
HAMILTON HILL WA 6163

Note 24 Earnings Per Share

	2005	2004
	Cents/share	**Cents/share**
Basic loss per share	0.8	1.0
	$	**$**
Loss used in calculation	704,349	694,737
	Number	**Number**
Weighted average number of ordinary shares used as the denominator in calculating basic and deducted earnings per share	87,065,370	71,650,961

The company's potential ordinary shares, being its options granted, are not considered dilutive as the conversion of these options would result in a decrease in net loss per share.

Note 25 Impact of Adoption of Australian Equivalents to International Financial Reporting Standards

The company is preparing for and managing the transition to Australian Equivalents of International Financial Reporting Standards (AIFRS) effective for financial reporting periods commencing on or after 1 January 2005. The adoption of AIFRS will be reflected in the company's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the financial year ended 30 June 2005 are required to be restated. The majority of the AIFRS transitional adjustments will be made retrospectively against retained earnings at 1 July 2004.

The company's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. An AIFRS committee is overseeing and managing the company's transition to AIFRS. The impact of the alternative treatments and elections under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", has been considered where applicable.

The directors are of the opinion that the key material differences in the company's accounting policies on conversion to AIFRS and the financial effect of these differences where known are as follows. The key differences in the entity's accounting policies that will arise from the adoption of IFRS in future are also included in the notes to the adoption of AIFRS standards.

Users of the financial statements should, however, note that the amounts disclosed could change if interpretation of the AIFRS requirements changes due to the continuing transition work of the directors, possible amendments to AIFRS Standards and Interpretations thereof, and developments in practice relating to the interpretation and application of those Standards and Interpretations.

a) Reconciliation of equity as presented under AGAAP to that under AIFRS

	Notes	30 June 05 $	1 July 04 $
Total equity under AGAAP			
Adjustments to retained earnings (net of tax)			
Recognition of share-based payment expense	(i)	-	-
Derecognition of capitalised research costs	(ii)	122,497	769,042
Total adjustments to retained earnings		122,497	769,042
Adjustments to other reserves (net of tax)			
reclassification of share-based payment expense	(iii)	201,250	-
Total adjustments to other reserves			
Adjustments to Contributed Equity			
Reclassification of share-based payment expense	(iii)	(201,250)	-
Total equity under AIFRS		122,497	769,042

Notes explaining the impacts of adoption of AIFRS Standards

(i) In accordance with AASB 2 "Share-based Payment", the company will be required to recognise the fair value of options or other equity instruments granted to employees and consultants as an expense on a time basis over the period from the grant date to the vesting date with a corresponding increase in equity. The current accounting policy does not require an expense to be recognised for employee equity participation schemes and payments.

Upon adoption of AIFRS, there will be no initial adjustment expected to result in a reduction in opening retained 1 July 2004 and 30 June 2005.

However, there is a classification adjustment relating to options issued to consultants for capital raising cost amounting to $201,250 which was adjusted against contributed equity under AGAAP, under AIFRS this adjustment will be against options reserve until such time the options are exercised at which time the amount would be transferred to contributed equity.

(ii) In accordance with AASB 138 "Intangible Assets", costs incurred in the research phase of the development of internally generated intangibles will be required to be expensed. AGAAP requires such costs to be capitalised where future recovery of the costs is believed to be beyond reasonable doubt.

Upon adoption of AIFRS, there will be adjustments expected to result in an increase in accumulated losses on 1 July 2004 of $769,042 and an increase in loss of $122,497 at 30 June 2005.

(iii) In accordance with AASB 136 "Impairment of assets", the recoverable amount of an asset is deemed to be the higher of its fair value less costs to sell and its value in use, being the present value of the future cash flows derived from the assets.

The company's assets were tested for impairment at the date of transition to AIFRS and at each subsequent reporting date. AGAAP did not require such cash flows to be discounted when assessing recoverable amounts.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(iv) In accordance with AASB 112 "Income Taxes", deferred tax assets and liabilities will be recognised on the difference between the carrying values of assets and liabilities and their tax base. On this basis revaluations of assets above their historical cost carrying amount would give rise a deferred tax liability. AGAAP does not require recognition of deferred tax provisions in the case of revaluations of assets or for equity accounted investment value gains and losses.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(v) In accordance with AASB 116 "Property, Plant and Equipment", the company will be required to make an estimate of the cost of removing leasehold improvements at the end of the lease term, where this is required by the conditions of the lease, and include that cost in the amount of leasehold improvements capitalised upon acquisition. A liability for these costs must be recognised under AASB 137 "Provisions, Contingent Liabilities and Contingent Assets". AGAAP does not require recognition of these costs.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vi) In accordance with AASB 117 "Leases", operating lease rental income or expense must be recognised on a straight line basis over the term of the lease. Where a lease has fixed annual increases, the impact of such increases is spread on a straight line basis over the whole of the lease term. Under AGAAP such increases are recognised in the year of increase and subsequent years.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vii) In accordance with AASB 1 "First-time adoption of Australian Equivalent to International Financial Reporting Standards", management has decided to apply exemption provided in this standard not to apply the requirements of AAS 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standard will be applied from 1 July 2005.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Gerard BURNS
Date of appointment	29 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,198,450 ordinary fully paid shares* * Of these securities 1,272,581 shares are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest N/A	Number & Class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Employment Services Agreement dated 4 April 2005
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

CELL
AQUACULTURE LTD

**NOTICE TO THE
AUSTRALIAN STOCK EXCHANGE**

6 October 2005

RELEASE OF SHARES FROM ESCROW

In accordance with ASX Listing Rule 3.10A the Directors of Cell Aquaculture Limited (**Company**) advise that 1,823,502 ordinary fully paid shares in the Company will be released from escrow with effect from 20 October 2005.

**IAN GREGORY
Company Secretary**


ECO STAR

Like you caught it yourself

CELL AQUACULTURE LTD. ACN 091 687 740 ABN 86 091 687 740
Lot 110, 66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
Postal Address: P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
Website: www.cellaqua.com



NOTICE TO THE
AUSTRALIAN STOCK EXCHANGE

18 October 2005

RESIGNATION OF CHAIRMAN

The Board of Cell Aquaculture Limited advises that Mr Lee Boyd has resigned as Chairman and a Director of the Company, with effect from the close of business today, in order to pursue other business interests.

The Directors wish to thank Mr Boyd for his support and contribution to the Company during the listing process and wish him well in his future endeavours.

Mr Perry Leach, Managing Director of the Company, has been appointed Chairman on an interim basis until a replacement is appointed.

IAN GREGORY
Company Secretary



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

CELL AQUACULTURE LIMITED
ACN 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Edwin Leith BOYD
Date of last notice	29 July 2005
Date that director ceased to be director	18 October 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 Ordinary Shares 1,000,000 Options to subscribe for shares at an exercise price of 35 cents each on or before 20 July 2008* * These securities are restricted for 24 months from the date of official quotation.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest **Nil**	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.


Cell
AQUACULTURE LTD

NOTICE TO THE AUSTRALIAN STOCK EXCHANGE

19th October 2005

Cell Aquaculture to Proceed With US Joint Venture

The Board of Cell Aquaculture is delighted to announce that the Company is now proceeding with its first Joint Venture into the United States of America.

An agreement has been signed between Cell Aquaculture Ltd and Taskalhart Pty Ltd to undertake business opportunities in the South West of the United States.

Pursuant to the agreement, the parties will initially incorporate a Joint Venture company in the United States for the purposes of building, installing and operating a world-class 'Showpiece' Eco-Cell™ production facility.

Following extensive market research and product test marketing, the location for Cell's initial U.S. Eco-Cell™ system has been strategically located in the South West to particularly capitalise on the buoyant and expanding markets of California, Nevada and Arizona.

Cell Aqua's Managing Director, Mr Perry Leach stated, "We are extremely excited about this very positive step forward into the lucrative U.S. market. With the US National Restaurant Association predicting the combined restaurant markets of California, Nevada and Arizona to reach approximately US$62.4 Billion in 2005, we believe there is huge opportunity for expansion of our 'Hatch to Dispatch' concept in the South West region".

Mr Leach added, "Establishment of the initial South West facility will provide Cell Aqua with a working U.S. display model, allowing us to establish a strong Sales Platform for an aggressive 'roll-out' strategy into other key U.S. markets".

Manufacture of all key Eco-Cell™ equipment for this venture is now well advanced from the Company's fully operational manufacturing plant in Malaga, Western Australia.

Mr. Leach is scheduled to travel to the U.S. in the coming weeks to advance further U.S. expansion opportunities.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

About Cell Aquaculture

Cell Aquaculture officially listed on the ASX in July 2005, following the successful raising of $5.2 million to fund the international expansion of its Eco-Cell™ land based seafood production systems and unique 'Hatch to Dispatch' concept. The Company's key technologies have been developed and refined for commercial application over an eight year period.

Since listing in July, the Company has developed significant 'in-house' manufacturing capabilities, undertaken two Eco-Cell™ Joint Venture operations in Europe and the United States of America as well as recently selling the Company's land at Hamilton Hill for a cash offer of $2.6 million and entering into a lease back arrangement. The land settlement is due to take place in early November 2005 and as previously announced, the proceeds of this sale will be applied to furthering the overseas expansion of the Company's offerings.

For further information on Cell Aquaculture, please visit www.cellaqua.com

Perry Leach
Managing Director

--ENDS--



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CELL AQUACULTURE LIMITED

ABN

86 091 687 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,823,502
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares are being released from escrow and will rank pari passu with existing shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	n/a
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	n/a
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	n/a

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	79,863,356	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,676,752	Ordinary fully paid shares
		3,500,000	Options – exercise price of 20 cents
		3,000,000	Options – exercise price of 35 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same for all shares

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ +Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,823,502
39	Class of +securities for which quotation is sought	Ordinary fully paid shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	The securities are being released from escrow

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
79,863,356	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note. An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ....Date: 20 October 2005
(Company Secretary)

Print name: Ian Gregory

== == == == ==

+ See chapter 19 for defined terms.

CELL AQUACULTURE LIMITED
ACN 091 687 740

NOTICE OF ANNUAL GENERAL MEETING,
EXPLANATORY STATEMENT AND
PROXY FORM

This is an important document. Please read it carefully.
If you are in doubt as to what you should do, please contact the Company, your stockbroker or other professional adviser.

For an Annual General Meeting to be held on
Wednesday, 30 November 2005 at 1.00 pm (WST)
at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

An annual general meeting of the shareholders of Cell Aquaculture Ltd will be held at:

The Company's Office
66 Bennett Avenue
Hamilton Hill, Western Australia

Commencing
1.00pm (WST)
on 30 November 2005

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 1.00 pm (WST).

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this Memorandum as soon as possible and either:

- send the proxy form by facsimile to the Company on facsimile number (08) 9336 7111 (International: + 61 8 9336 7111); or
- deliver or post the proxy form to the Company's registered office at 66 Bennett Avenue, Hamilton Hill WA 6163 or postal address PO Box 251, Hamilton Hill WA 6160.

so that it is received not later than 1.00 pm (WST) on 28 November 2005. Proxy forms received later than this time will be invalid.

Your proxy form is enclosed at the end of this Memorandum.

CELL AQUACULTURE LIMITED
ACN 091 687 740

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Cell Aquaculture Limited (**Cell Aquaculture** or **Company**) will be held at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia at 1.00 pm (WST) on 30 November 2005.

AGENDA

BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered and terms used in this Notice have the meaning given to them in the Explanatory Statement.

1. Reports and Accounts

To receive and consider the financial report and the reports of the Directors and of the Auditor for the financial year ended 30 June 2005.

2. Resolution 1 – Remuneration Report

To adopt the remuneration report for the financial year ended 30 June 2005.

Short Explanation: Consistent with section 250R of the Corporations Act 2001, the Company submits to shareholders for consideration and adoption by way of a non-binding resolution its Remuneration Report for the year ended 30 June 2005. Please refer to the Explanatory Statement for further details.

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Resolution 2 – Re-election of Mr Peter J Burns

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That Mr Peter J Burns, who will retire at the close of the Annual General Meeting in accordance with clause 11.1 of the Company's Constitution, be re-elected as a director of the Company."*

Short Explanation: Clause 11.1 of the Company's Constitution provides that at every annual general meeting subsequent to the first annual general meeting, one-third of the Directors, or, if their number is not a multiple of 3, then the number nearest one-third, shall retire from office. A retiring Director is eligible for re-election. Please refer to the Explanatory Statement for further details.

BY ORDER OF THE BOARD



IAN GREGORY
Company Secretary
24 OCTOBER 2005

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Annual General Meeting. The snapshot date is the close of business on 28 November 2005.

EXPLANATORY STATEMENT

This Explanatory Statement and all attachments are important documents. They should be read carefully.

If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on 30 November 2005.

2. BUSINESS OF THE MEETING

2.1 Receive and consider the financial and other reports

This item is self-explanatory. It is intended to provide an opportunity for Shareholders at the meeting to raise questions on the reports themselves and on the performance of the Company generally.

2.2 Adoption of remuneration report

During this item, there will be an opportunity for Shareholders at the meeting to comment on and ask questions about the Remuneration Report which commences on page 10 of the Company's Annual Report 2005, including the remuneration tables referred to in the report and set out in note 5 to the financial statements commencing on page 34.

The vote on Resolution 1 is advisory only and will not bind the Directors or the Company, however, the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies. The Directors recommend that shareholders vote in favour of resolution 1. The Chairman intends to vote undirected proxies in favour of the resolution.

2.3 Re-election of Mr Peter J Burns

Clause 11.1 of the Company's Constitution provides that at every annual general meeting subsequent to the first annual general meeting, one-third of the Directors, or, if their number is not a multiple of 3, then the number nearest one-third, shall retire from office.

The Director(s) to retire at an annual general meeting, other than the first annual general meeting, are those who have been longest in office since their last election, however, as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by drawing lots. A retiring Director is eligible for re-election.

The Directors have agreed that Mr Peter J Burns shall retire by rotation in accordance with the Company's Constitution. Mr P J Burns seeks re-election at the Annual General Meeting.

Mr Peter J Burns, FCMI, Non-Executive Director

Appointed a director on 28 November, 2001 and re-elected at the Annual General Meeting held on 26 March, 2004 Mr Burns is a non-independent director.

Mr Burns is a Fellow of the Chartered Management Institute (London) and brings to the Company a comprehensive range of local and international sales and marketing expertise.

He migrated from Northern Ireland to Perth in 1987. While in Northern Ireland, he studied City and Guild Levels of Building and worked for two large construction and civil engineering companies as a Senior Project Planner. Later he moved to Dublin where he started his own marketing company, which he ran for the next fourteen years before migrating to Perth.

In 1988 Mr Burns owned and developed a $12 million forty-four unit luxury apartment development on the beach front at Scarborough, known as "Sandcastles on Scarborough".

In 1992 Mr Burns was the founding member and major shareholder of the Fremantle Brewing Company, which he maintained until 1994.

Since 1994 Mr Burns has concentrated his marketing energies and expertise on real estate and property development and in 2004/2005 handled in excess of $100 million worth of properties.

He is Chairman of the Remuneration Committee.

Mr Burns has not held directorships in any listed companies during the past three financial years.

The Directors (excluding Mr. P J Burns) recommend that Shareholders vote in favour of Resolution 2. The Chairman intends to vote undirected proxies in favour of the resolution.

3. ENQUIRIES

Shareholders are invited to contact Mr Ian Gregory on (08) 9336 7122 if they have any queries in respect to the matters set out in this Notice.

GLOSSARY

Annual General Meeting means the meeting convened by the Notice.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company and **Cell Aquaculture** means Cell Aquaculture Limited (ACN 091 687 740).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement which forms part of this Memorandum.

Memorandum means all of the documents accompanying the Notice and referred to in the Contents section.

Notice means the notice of meeting which forms part of this Memorandum.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

APPOINTMENT OF PROXY
CELL AQUACULTURE LTD
ACN 091 687 740

PROXY FORM

ANNUAL GENERAL MEETING

I/We [ ]

being a Shareholder of Cell Aquaculture Ltd entitled to attend and vote at the Annual General Meeting, hereby

Appoint [ ]

Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Annual General Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting to be held at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia on 30 November 2005 at 1.00pm (WST) and at any adjournment thereof. If no directions are given, the Chairman will vote in favour of all of the Resolutions.

Voting on Business of the Annual General Meeting

		FOR	**AGAINST**	**ABSTAIN**
Resolution 1	Adopt the Remuneration Report	☐	☐	☐
Resolution 2	Re-elect Mr Peter J Burns	☐	☐	☐

If you do **not** wish to direct your proxy how to vote, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. **The Chairman will vote in favour of all of the Resolutions if no directions are given.**

YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY FORM WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your Shares are not to be counted in computing the required majority on a poll.

Signed this day of 2005

By:

Individuals and joint holders	Companies (affix common seal if appropriate)

CELL AQUACULTURE LIMITED
ACN 091 687 740

Instructions for Completing 'Appointment of Proxy' Form

1. A Shareholder entitled to attend and vote at a meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the Shareholder's voting rights. If the Shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a Shareholder of the Company. In the case of joint holders, all must sign.

3. Corporate Shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual Shareholders from attending the meeting in person if they wish. Where a Shareholder completes and lodges a valid Proxy Form and attends the meeting in person, then the proxy's authority to speak and vote for that Shareholder is suspended while the Shareholder is present at the meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

Cēll

AQUACULTURE



ANNUAL REPORT 2005

CORPORATE DIRECTORY

Directors
Lee Boyd (Chairman)
Perry Leach (Managing Director)
Peter J Burns (Non-Executive Director)
David Thomas (Non-Executive Director)

Company Secretary
Ian Gregory

Registered and Principal Office
66Bennett Avenue
Hamilton Hill WA 6163
Tel: (08) 9336 7122
Fax: (08) 9336 7111
Email: info@cellaqua.com

Postal Address
PO Box 251
South Fremantle WA 6162

Website
www.cellaqua.com

Country of Incorporation
Cell Aquaculture Limited is domiciled and incorporated in Australia

Auditors
Horwath Audit (WA) Pty Ltd
128 Hay Street
Subiaco WA 6008

Share Registry
Advanced Share Registry Services Pty Ltd
110 Stirling Highway
Nedlands WA 6000
Tel: (08) 9389 8033
Fax: (08) 9389 7871

Home Stock Exchange
Australian Stock Exchange Limited
Level 2
Exchange Plaza
2 The Esplanade
Perth WA 6000
ASX Code: CAQ

CONTENTS

Message from the Board

The year has finally seen us achieve our goal of being listed on the Australian Stock Exchange. In July 2004 the Board made the decision that conditions and our product were now right for us to take the Cell Aquaculture concept to the world. This required an initial capital injection of around $5,000,000 which would best be achieved by listing on the Australian Stock Exchange.

Our first task was to raise additional seed capital. Again Peter Burns' enthusiasm, together with his strong group of loyal investors, raised the necessary funds. A team was put together and in September 2004 the extensive "Due Diligence" process commenced. This was completed in April 2005 and we lodged our prospectus with ASX on 28th April 2005.

Even with extensive representations we were unable to gain the backing of a broking company. The possible reason could have been that aquaculture was not an area where the finance industry had a great deal of knowledge, added to which was our claim to have a revolutionary new method of growing fish at the market's doorstep. A prospectus was printed and over the next two months, under the management of Peter Burns, investment was sought from old and new investors.

Despite having a "Stop Order" placed on us for two weeks, we raised $5,200,000 and closed the offer on 15th July 2005 and on 25th July 2005 Cell Aquaculture Ltd was listed on the Australian Stock Exchange.

The Board wishes to thank all those existing investors who have shown such faith in our Company and we also thank all those new investors for your belief in our concept of taking our "Hatch to Dispatch" quality fish to the world.

The Board and Staff are now looking forward to the enormous challenge of the next twelve months where we will;

1. Create "Cell" display facilities in Holland and the USA,
2. Set up marketing teams in Europe and North America to roll out sales of the "Cell" Australian Barramundi grow out facilities,
3. Expand our fabrication and procurement facilities in Perth,
4. Finalise our Australian Barramundi Hatcheries,
5. Commit to our Research and Development programs, and
6. Explore additional opportunities that fit in with our corporate strategy.

We look forward to your continuing support as we roll out to the world our "Hatch to Dispatch" facilities.

Perry Leach
Chairman
19 October 2005

Directors' Report

The directors of CELL AQUACULTURE LIMITED submit herewith the annual financial report of the Company for the financial year ended 30 June 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names of the directors in office at any time during or since the end of the financial year are:

Perryman James Leach
Peter Joseph Burns
David Richard Thomas
Edwin Leith Boyd
Quenton Harold Leach (Appointed alternate director for Perryman Leach on 2 September 2005)
Peter Gerard Burns (Appointed alternate director for Peter J Burns on 29 September 2005)
John Rowe (Resigned 21 September 2004)

Lee Boyd (age 57)
Chairman, independent, non-executive director
B Bus, Dip Mgmt Studies (Mktg), Adv Cert Bus (RE)
CPA, FAICD, ACSA, AFAMI

Appointed a director on 26 March, 2003 and re-elected at the Annual General Meeting held on 21 December, 2004.

Mr Boyd has extensive and broad ranging senior executive, management consulting, corporate and directorial experience gained in a number of industries over the past 35 years. These include the food manufacturing, import/export, franchising, retailing, industrial engineering and resource industry sectors.

He has held senior executive positions with a number of high profile companies including Cadbury Schweppes, George Weston Foods, Metro Industries and Foodland. He has been a director of a number of public and private companies as well as having represented industry as President, or as a Director, on the executive of state and national peak industry bodies.

He maintains CPA status with CPA Australia, is a Fellow of the Australian Institute of Company Directors, an Affiliate of Chartered Secretaries Australia and an Associate Fellow of the Australian Marketing Institute.

Mr Boyd's current professional activities include the provision of corporate advisory and business services to a number of public and private company clients.

He is a member of the Audit Committee and the Remuneration Committee.

Mr Boyd has not held directorships in any listed companies during the past three financial years.

Perryman Leach (age 64)
Managing Director, non-independent, executive director
M.I.E. Aust.

Appointed a director and managing director on 7 March, 2000.

Mr Leach, the creator of the Eco-Cell™ system, obtained an engineering Associateship of The Gordon Institute of Geelong. He transferred to Western Australia in 1970 to assist in the establishment of a national consultancy firm specialising in project feasibility assessments and project management. He obtained his builders' registration licence in 1972.

Mr Leach started the project and construction management company, Co-Struct Pty Ltd, in 1978 and has controlled projects with a total value in excess of $100 million.

Many of Mr Leach's projects have been in the food chain, including intensive farming through to abattoirs, small goods and processing factories, chiller and freezer works. He has also been involved in the development of pollution control equipment. All of these projects have been successful and have required high levels of innovation and commitment.

Mr Leach became involved in aquaculture in 1997, when he commenced three years of intensive research in the field, with particular emphasis on the development and refinement of recirculating systems. He has travelled to Europe and America to investigate the latest developments in land farming for commercial aquaculture.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Dr. David Richard Thomas (age 59)
Independent, non-executive director
BSc Agric (Hon), Ph.D

Appointed a director on 7 April, 2000 and re-elected at the Annual General Meeting held on 21 December, 2004.

Dr Thomas completed a Bachelor of Agricultural Science with Honours at UWA followed by a Doctorate of Philosophy. He is a Gold Member of the Bread Research Institute and a member of the Australian Institute of Agricultural Science, Australian Grain Institute and the Nutritional Society of Australia. He has also undertaken courses in Human Relations, a post Doctorate Certificate of Management, Strategic Planning, A.I.M. Financial Management, Internal Auditor Training, and Food Safety Auditor Training.

Dr Thomas commenced work in 1967 in the feed industry where his responsibilities included the development and design of a new feed mill. In 1977 he became Grains Manager/Chemist in control of purchasing raw ingredients for the flour mill and its associated clients.

In 1990 he took on the role of Chief Chemist and Quality Assurance Manager for the mill, laboratory and test bakery. These responsibilities required him to travel overseas and evaluate markets for flour and associated products. In 1998 he managed the implementation of a quality system throughout the company, and obtained AS/NZS ISO 9002: 1994 and HACCP ISO 9002:1994 accreditation. Subsequently he has gained HACCP Certification in some fourteen businesses around Australia. Further, he has reviewed and overseen the implementation of FeedSafe™ in a rapidly expanding feed mill in WA.

Dr Thomas has been instrumental in the development of specific feed diets for the Eco-Cell™ system.

Dr Thomas is Chairman of the Audit Committee.

Dr Thomas has not held directorships in any listed companies during the past three financial years.

Peter J Burns (age 57)
Non-independent, non-executive director
FCMI

Appointed a director on 28 November, 2001 and re-elected at the Annual General Meeting held on 26 March, 2004.

Mr Burns is a Fellow of the Chartered Management Institute (London) and brings to the Company a comprehensive range of local and international sales and marketing expertise.

He migrated from Northern Ireland to Perth in 1987. While in Northern Ireland, he studied City and Guild Levels of Building and worked for two large construction and civil engineering companies as a Senior Project Planner. Later he moved to Dublin where he started his own marketing company, which he ran for the next fourteen years before migrating to Perth.

In 1988 Mr Burns owned and developed a $12 million forty-four unit luxury apartment development on the beach front at Scarborough, known as "Sandcastles on Scarborough".

In 1992 Mr Burns was the founding member and major shareholder of the Fremantle Brewing Company, which he maintained until 1994.

Since 1994 Mr Burns has concentrated his marketing energies and expertise on real estate and property development and in 2004/2005 handled in excess of $100 million worth of properties.

He is Chairman of the Remuneration Committee.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Quenton Leach (age 33)
Alternate, non-independent, executive director
Operations Manager

Appointed alternate director for Perryman Leach on 2 September 2005.

Mr Leach joined the Company in the initial stages of development. He has completed appropriate business and aquaculture studies and has had significant input into the final design and operation of the system. His hands-on approach has advanced the Company's operations and the Eco-Cell™ technologies.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Peter G Burns (age 29)
Alternate, non-independent, executive director
B Bus, AIMM, AMAMI
Marketing Manager

Appointed alternate director for Peter J Burns on 29 September 2005.

Mr Burns has a Bachelor of Business degree with a double major in marketing and management. He has held senior management and marketing positions at state and national levels and prior to joining Cell Aquaculture, had his own business which he subsequently sold to a large multi-national company. He brings management, marketing and business development skills to the Company.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Company Secretary

The company secretary is Mr Ian E Gregory. He has a Bachelor of Business from Curtin University and is a fellow of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. He is also a fellow of CPA Australia and a member of the Australian Institute of Company Directors. Mr Gregory was appointed in 2005 having previously been engaged in the mining, banking and insurance industries.

Principal Activities

The principal activities of the company during the financial year were: Development, Commercialisation & Marketing Technology relating to aquaculture farming.

No significant change in the nature of these activities occurred during the year.

Operating Results

The net loss after providing for income tax amounted to $704,349 (2004 - $694,737).

Dividends Paid or Recommended

No dividends were paid during the year and no recommendation is made as to dividends.

Review of Operations

During the year ended 30 June 2005, the Company continued its development of its aquaculture system, whilst preparing for listing on the Australian Stock Exchange.

Revenues consisted of grants received totalling $36,944 and the sale of fish produced at its Research & Development facility at Hamilton Hill totalling $28,060.

The Hamilton Hill located Eco-Cell™ facility continued to operate primarily as a Research & Development facility, with the majority of product being utilized in test marketing overseas with some product being sold into the local market.

While revenues declined marginally, the Company continued an aggressive stance on cost control management; however, the Company did incur marketing and legal costs associated with several international business developments, expenditure that we are confident will yield new revenue or profits in the coming years.

The major product development emphasis has been on the development and testing of the new three tank Eco-Cell™ together with a revolutionary new nursery package.

In co-operation with James Cook University the Company has continued its long term development and research of:

a) Golden Perch,
b) Murray Cod, and
c) The effects of travel time on the future growth rates of Barramundi fingerlings

The focus of the Company for the next financial year is to pursue the promotion, marketing and establishment of joint venture arrangements, promotion and sale of the Eco-Cell™ systems, and to undertake further research and development of additional species and technologies.

Significant Changes in State of Affairs

The following significant changes occurred during the financial year:

1. During the financial year the Company negotiated four Heads of Agreement to enter into joint ventures to build and operate aquaculture production facilities in the Netherlands, India, and two in the United States of America.

2. In September 2004 the Company made a decision to seek listing on the Australian Stock Exchange and commenced the due diligence process.

   (a) On the 22nd of April 2005 the Company issued a Prospectus which offered 25,000,000 shares at an issue price of 20 cents per share to raise $5,000,000 and for oversubscriptions of up to 10,000,000 shares at 20 cents each to raise a further $2,000,000.
   (b) On the 23rd of May 2005, ASIC issued an interim stop order in relation to the prospectus which was quickly resolved.
   (c) On the 31st of May 2005 a Supplementary Prospectus was lodged with ASIC and the Directors of Cell Aquaculture resolved to defer the closing date to 30th of June 2005.
   (d) On the 30th of June 2005 the Board resolved to extend the offer for an additional two weeks closing at 5.00pm on Friday the 15th of July 2005.
   (e) On the 18th of July the Board resolved that, subject to receipt of approval from ASX for admission to quotation, the Company issue and allot 26,007,000 ordinary shares at an issue price of 20 cents per share to the persons identified as applicants of those shares in the final listing, raising a total of $5,201,400.
   (f) Cell Aquaculture Ltd was first quoted on the Australian Stock Exchange on 25th of July 2005.

After Balance Date Events

(a) Issue of Shares

Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue on 18 July 2005 of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

(b) Sale and Leaseback of Land at 66 Bennett Avenue, Hamilton Hill

On 5 August 2005 the company entered into a contract for the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000. Settlement is due on 7 November 2005. The transaction was subject to the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions. The directors have agreed to execute the lease agreement as outlined above. The book value of these land and buildings at 30 June 2005 is $1,021,615, therefore resulting in an estimated profit before income tax of $1,578,385. Future lease commitments in respect of the lease of the property will be approximately $110,000 per annum net of GST for the initial three year period.

(c) Options

In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non-executive directors of the Company.

Future Developments

Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report, as the inclusion of such information is likely to result in unreasonable prejudice to the Company.

Environmental Issues

The Company's operations are not regulated by any significant environmental regulations under a law of the Commonwealth or of a State or Territory.

Meetings of Directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2005, and the numbers of meetings attended by each director were:

	Directors' Meetings		Remuneration Committee	
	Number Eligible To Attend	Number Attended	Number Eligible To Attend	Number Attended
P J Burns	15	15	1	1
P J Leach	15	15	-	-
D R Thomas	15	13	-	-
J C Rowe – Resigned 21 September 2004	6	5	-	-
E L Boyd	15	13	1	1
Q H Leach (Alternate)	-	-	-	-
P G Burns (Alternate)	-	-	-	-

The audit committee members are Mr. E L Boyd and Mr. D R Thomas. No meetings were held prior to 30 June 2005.

Share Options

There were 14,885,500 share options outstanding at 30 June 2005 exercisable at 35 cents per share on or before 30 June 2005. All these options expired on 30 June 2005, as no options were exercised.

3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

No shares have been issued through the exercise of options during or since the end of the previous financial year.

Directors' Shareholdings

As at the date of this report the interests of the directors in the shares of the Company were:

	Number of Ordinary Shares
P J Burns	9,176,668
P J Leach	17,070,001
D R Thomas	1,330,000
E L Boyd	Nil
Q H Leach	500,000
P G Burns	2,198,450

Remuneration Report

This report describes the remuneration arrangements for directors and executives of the Company.

One of the committees of the board is the remuneration committee whose role is described in the corporate governance statement in this annual report. In respect of remuneration, the committee:

- makes recommendations to the board in relation to remuneration of non-executive directors,
- establishes, reviews and recommends remuneration terms and the performance of the managing director, and
- reviews and recommends remuneration arrangements for key executives.

The Board of Directors, with the assistance of the Remuneration Committee, is responsible for determining and reviewing compensation arrangements for the directors and the executive team. The board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

To assist in achieving these objectives, the board considers the nature and amount of executive directors' and officers' emoluments relative to the Company's financial and operational performance.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company. Other than Mr Perryman Leach, whose remuneration is disclosed below, there were no other executive officers in the Company.

The emoluments for each director are as follows:

2005

	Salary, Fees & Commission	**Consultancy**	**Superannuation Contribution**	**Total**
P J Leach	-	142,964	-	142,964
P J Burns	-	-	-	-
D R Thomas	-	25,866	-	25,866
J C Rowe	5,693	-	512	6,205
E L Boyd	-	30,250	-	30,250
	5,693	199,080	512	205,285

Further details of directors' remuneration are shown in note 5 of the notes to the financial statements.

Service Agreements

Remuneration and other terms of employment for the Managing Director are formalised in a service agreement. Major provisions of this agreement are set out below.

- Term of agreement – 1 year commencing 25 July 2005 with a 1 year option to extend granted to the Company.
- Remuneration is $150,000 per annum, inclusive of superannuation and other entitlements.
- The Company may terminate the agreement for cause or by giving 1 month's notice to Mr Leach.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract of insurance insuring the directors and officers of the Company against certain liabilities specified in the contract. The contract prohibits disclosure of the nature of the liabilities insured and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company against a liability incurred as such an officer or auditor.

Non-Audit Services

The directors are satisfied that the provision of non-audit services, during the year, by the auditor or a related practice of the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
The directors are also satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor, and
- None of the services undermine the general principles relating to auditor's independence as set out in Professional Statement F1.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 13.

Details of amounts paid or payable to the auditor, Horwath Audit (WA) P/L, for audit and non-audit services provided during the year are set out in note 6 to the financial statements.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.
The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:



Perryman James Leach
DIRECTOR

Dated at Perth this 29th day of September, 2005.


Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

29 September 2005

The Board of Directors
Cell Aquaculture Ltd
PO Box 251
SOUTH FREMANTLE WA 6162

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with our audit of the financial report of Cell Aquaculture Ltd for the year ended 30 June 2005 and in accordance with the provisions of the Corporations Act 2001.

We declare that, to the best of our knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours faithfully
HORWATH
Audit (WA) Pty Ltd

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent audit report to members of Cell Aquaculture Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Cell Aquaculture Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.



Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

In accordance with ASIC Class Order 05/83 we declare that, to the best of our knowledge and belief, the auditor's independence declaration set out on page 13 of the financial report has not changed as at the date of providing this audit opinion.

Audit opinion

In our opinion, the financial report of Cell Aquaculture Ltd is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Dated the 29th day of September 2005.

HORWATH
Audit (WA) Pty Ltd

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

Shareholder Information

As at 7 October 2005

1 Number of Shareholders and Unmarketable Parcels

There were 717 shareholders, including 6 with an unmarketable parcel valued at less than $500, and 4 option holders.

2 Distribution of Ordinary Shareholdings

	No. of Holders	% of Holders	No. of Shares	% of Shares
1 – 1,000	0	0	0	0
1,001 – 5,000	103	14.4	343,950	0.29
5,001 – 10,000	165	23.0	1,540,237	1.30
10,001 – 100,000	330	46.0	12,190,068	10.27
100,001 and over	119	16.6	104,642,351	88.14
a) **TOTALS**	**717**	**100.0**	**118,716,606**	**100.00**

3 Twenty Largest Ordinary Shareholdings

Name	Fully Paid Shares Held	%
JARQ HOLDINGS PTY LTD	17,070,001	14.38
MR BRIAN FEATHERBY	9,429,000	7.94
MR PETER JOSEPH BURNS	9,176,668	7.73
MEREDEEN INVESTMENTS LIMITED	4,000,000	3.37
DOVE NOMINEES PTY LTD <DOVE SUPERANNUATION FUND A/C>	2,166,666	1.83
MR WADE ANDERSON <WADE ANDERSON A/C>	2,000,000	1.69
MRS AVRIL BURCH <FAME A/C>	2,000,000	1.69
BOWOOD PTY LTD	1,750,000	1.47
MR WARREN DUDLEY HAMBLEY <WARREN HAMBLEY FAMILY A/C>	1,733,750	1.46
MR PETER GERARD BURNS <PG BURNS INVESTMENT A/C>	1,698,450	1.43
MR ROSS WILLIAM FORD & MRS RUTH ELIZABETH FORD	1,616,666	1.36
QUEST STOCKBROKERS(HK) LIMITED <CLIENTS A/C>	1,576,532	1.33
BROBEN PTY LTD	1,500,000	1.26
PACIFIC 2000 FOUNDATION	1,500,000	1.26

DR PETER JERNAKOFF <TWINSHORE INVESTMENTS A/C>	1,481,250	1.25
MR PETER HORGAN	1,396,257	1.18
YORICH PTY LTD <THE KALNARE SUPER FUND A/C>	1,333,332	1.12
MR DAVID RICHARD THOMAS <DAVID R THOMAS S/F A/C>	1,330,000	1.12
MR RICHARD JAMES HARRIS & MRS SUSAN ELIZABETH HARRIS <HARRIS FAMILY SUPER A/C>	1,269,743	1.07
MR ROSS FORD & MRS RUTH FORD	1,250,000	1.05
TOTAL OF TOP 20 SHAREHOLDERS	**65,278,315**	**54.99**

4 Substantial Shareholdings (over 5%)

Name	Fully Paid Shares Held	%
JARQ HOLDINGS PTY LTD	17,070,001	14.38
MR BRIAN FEATHERBY	9,429,000	7.94
MR PETER JOSEPH BURNS	9,176,668	7.73

5 Unquoted Equity Securities - Options

All the securities listed below are options to purchase ordinary shares in the Company:

Unlisted options expiring 1 March 2008 - 3,500,000 with an exercise price of 20 cents each, held by Millcorp Securities Pty Ltd.

Unlisted options expiring 20 July 2008 - 3,000,000 with an exercise price of 35 cents each held as follows –

Mr Lee Boyd	1,000,000
Mr Peter J Burns	1,000,000
Dr David Thomas	1,000,000

6 Restricted Securities

The securities listed below are under escrow as follows:

	Shares	Options
Escrowed to 20 October 2005	1,823,502	-
Escrowed to 24 July 2007	38,853,250	6,500,000*

* Refer to item 5, unquoted equity securities - options, above.

7 Voting Rights

At a general meeting of the Company shareholders are entitled:

- On a show of hands, each person who is a shareholder or sole proxy has one vote.
- On a poll, each shareholder is entitled to one vote for each fully paid share.

8 The Company has used its cash and liquid assets in a way consistent with its business objectives.

Corporate Governance

In fulfilling its obligations and responsibilities to its various stakeholders, the Board is a strong advocate of corporate governance.

This statement outlines the principal corporate governance procedures of Cell Aquaculture Limited ("Company or Cell").

The Board of Directors ("Board") supports a system of corporate governance to ensure that the management of the Company is conducted to maximise shareholder wealth in a proper and ethical manner.

Roles of the Board and Management

The Board is responsible for the overall operation and stewardship of the Company. In particular, it is responsible for charting the direction, strategies and financial objectives for Cell and monitoring the implementation of those policies, strategies and financial objectives and is committed to protecting and enhancing shareholder value and conducting Cell's business ethically and in accordance with the highest standards of corporate governance.

The Board has a Charter which establishes those matters which are reserved for the Board and describes the functions and responsibilities in a manner which is consistent with ASX Principle 1. The Board Charter was adopted by the Board on 1 March 2005.

Responsibility for management of the Company's business is delegated to the Managing Director, who is accountable to the Board. The key responsibilities of the Board include to:

- Appoint and review the performance of the Managing Director;
- Develop with management and approve strategy, planning, development programs and major capital expenditure;
- Arrange for effective budgeting and financial supervision;
- Ensure that appropriate audit arrangements are in place;
- Ensure that effective and appropriate reporting systems in place will, in particular, assure the Board that proper financial, operational, compliance and risk management controls function adequately;
- Report to shareholders;

The Board is also responsible for setting the strategic direction of the company, establishing goals for management and monitoring the achievement of those goals. The Managing Director is responsible to the Board for the day to day management of the company.

Consistent with ASX Principle 1, a copy of the Board Charter has been posted to the new corporate governance section of the company's website.

Board Structure

The composition of the Board shall be determined in accordance with the following principles and guidelines:

- The Board shall comprise at least 3 Directors, increasing where additional expertise is considered desirable in certain areas.
- The Board should not comprise a majority of executive Directors.
- Directors should bring characteristics which allow a mix of qualifications, skills and experience both nationally and internationally.

The terms and conditions of the appointment and retirement of Directors will be set out in a letter of appointment which covers remuneration, expectations, terms, the procedures for dealing with conflicts of interest and the availability of independent professional advice.

The performance of all Directors will be reviewed by the Chairman each year.

The Board's structure is consistent with ASX Principle 2.

Director Independence

Directors are expected to bring independent views and judgement to the Board's deliberations. The Board is comprised of at least 50 per cent of non-executive independent directors, a non-executive independent Chairman and has different persons filling the roles of Chairman and Managing Director.

In considering whether a director is independent, the Board has had regard to the independence criteria in ASX Principle 2 and other facts, information and circumstances that the Board considers relevant.

Meetings of the Board

The Board meets at least ten times a year to consider the business of the Company, its financial performance and other operational issues.

With the approval of the Chairman, any directors can seek independent advice, at Cell's expense.

The Board will review the remuneration and policies applicable to Non-Executive Directors and the Managing Director on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Retirement and Re-election

The Constitution of the Company requires one third of the directors, other than the Managing Director, to retire from office at each annual general meeting. Directors who have been appointed by the Board are required to retire from office at the next annual general meeting and are not taken into account in determining the number of directors to retire at that annual general meeting. Directors cannot hold office for a period in excess of three years or later than the third annual general meeting following their appointment without submitting themselves for re-election. Retiring directors are eligible for re-election by shareholders.

When a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience. External advisers may be used to assist in such a process. The Board will then appoint the most suitable candidate who must stand for election at the next annual general meeting of shareholders.

Nomination and Appointment of New Directors

At this point the Board has not established a Nomination Committee and has decided to retain the responsibility of appointing and recommending candidates for new directors. This position is considered appropriate for the Company's current stage of development.

Review of Performance

The Board reviews its performance and composition on an annual basis to ensure that it has the appropriate mix of expertise and experience, consistent with ASX principle 8.

The structure and disclosure of the Company's remuneration policies for directors and senior executives are generally consistent with ASX Principle 9 and are set out in the Directors' Report.

Board Access to Information

All Directors have unrestricted access to all employees of the group and, subject to the law, access to all company records and information held by group employees and external advisers. The Board receives regular detailed financial and operational reports from senior management to enable it to carry out its duties.

Consistent with ASX Principle 2, each Director may, with the prior written approval of the Chairman, obtain independent professional advice to assist the Director in the proper exercise of powers and discharge of duties as a director or as a member of a Board Committee. The Company will reimburse the Director for the reasonable expense of obtaining that advice.

Board Committees

The Board, where appropriate, may establish a number of committees to assist in carrying out its responsibilities in an effective and efficient manner.

Two standing Board Committees assist the Board in the discharge of its responsibilities and are governed by their respective Charters, as approved by the Board. These are:

- The Remuneration Committee; and
- The Audit Committee.

Remuneration Committee

The Remuneration Committee was established on 1 March 2005.
The purpose of the Remuneration Committee is to assist the Board by reviewing and providing recommendations to the Board on:

- remuneration packages of key executives and executive Directors;
- incentive policies, incentive plans and other employee benefit programs;
- the Company's recruitment, retention and termination policies;
- the Company's procedures for senior management;
- the Company's superannuation arrangements;
- succession plans of key executives (other than executive Directors) and ensuring the performance of key executives is reviewed at least annually; and
- those aspects of the Company's remuneration policies and packages, including equity-based incentives, which should be subject to shareholder approval.

The members of the Remuneration Committee at the date of this report are:

Mr Peter J Burns (Chairman)
Mr Lee Boyd

The composition, operation and responsibilities of the Committee are generally consistent with ASX Principle 9.

Consistent with ASX Principle 9, the Remuneration Committee Charter has been posted to the new corporate governance section of the website.

Audit Committee

The Audit Committee was established on 1 March 2005 to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the internal and external audit process.

The Audit Committee monitors internal control policies and procedures designed to safeguard company assets and to maintain the integrity of financial reporting, consistent with ASX Principle 4.

The role of the Committee is to provide a direct link between the Board and the external auditors.

It will also give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in financial statements.

The responsibilities of the Audit Committee will include:

- monitoring compliance with regulatory requirements;
- improving the quality of the accounting function;
- reviewing external audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified, appropriate and prompt remedial action is taken by management;
- liaising with external auditors and ensuring that the annual audit and half-year review are conducted in an effective manner.

The Audit Committee will review the performance of the external auditors on an annual basis and meet with them at least twice during the year. Nomination of auditors will be at the discretion of the Committee.

The members of the Audit Committee at the date of this report are:

Dr David Thomas (Chairman)
Mr Lee Boyd

Consistent with ASX Principle 4, the Audit Committee Charter has been posted to the new corporate governance section of the website.

Audit

As part of the Company's commitment to safeguarding integrity in financial reporting, the Company has implemented procedures and policies to monitor the independence and competence of the company's external auditors.

Consistent with ASX Principle 6, the Auditor attends and is available to answer questions at, the Company's annual general meetings.

Business Risks

Consistent with ASX Principle 7, the Company is committed to the identification, monitoring and management of risks associated with its business activities and is in the process of embedding in its management and reporting systems a number of risk management controls.

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk identified initially and which will be regularly considered at Board meetings include sovereign risk, foreign currency fluctuations, performance of activities, human resources, the environment, statutory compliance and continuous disclosure obligations.

Share Trading

All employees and Directors of the Company are prohibited from trading in the Company's shares or other securities if they are in possession of "inside information". Subject to this condition, and in light of the ASX's continuous disclosure requirements, trading can occur at any time with the exception of the period of ten days prior to the publication of financial results and the one day following such publication.

In addition, in order to trade, Directors of the Company must advise the Company Secretary of their intention to trade and must also have been advised by the Company Secretary that there is no known reason to preclude them trading in the Company's shares or other securities.

A copy of the policy has been posted to the new corporate governance section of the company's website.

Continuous Disclosure

The Company understands and respects that timely disclosure of price sensitive information is central to the efficient operation of the Australian Stock Exchange's securities market and is in the process of establishing a comprehensive policy covering announcements to the Australian Stock Exchange, prevention of selective or inadvertent disclosure, conduct of investor and analysts briefings, media communications, commenting on expected earnings, communications black-out periods and review of briefings and communications. The policy will be reviewed periodically and updated as required.

The Company Secretary has responsibility for overseeing and coordinating disclosure of information to the Australian Stock Exchange. The Company Secretary also liaises with all the Board members in relation to continuous disclosure matters. The Managing Director is responsible for overseeing and coordinating disclosure of information to analysts, brokers and shareholders.

The Company's proposed continuous disclosure policy will be consistent with ASX Principle 5.

Ethical Standards

All Directors, executives and employees are charged with the responsibility to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

The Company is in the process of preparing Codes of Conduct for the Board and the Company which will be consistent with ASX Principles 3 and 10.

Communications with Shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Cell. Information is communicated to shareholders through the distribution of annual reports and by presentation to shareholders at the Annual General Meeting which they are encouraged to attend.

In addition, all reports, including quarterly reports and releases made by the Company throughout the year with respect to its activities are distributed widely via the Australian Stock Exchange.

Review of Corporate Governance Policies and Practices

Since admission to the Official List of ASX on 25 July 2005, the Board has directed management to review the Company's corporate governance policies and practices in light of the ASX Corporate Governance Council's principles of good corporate governance and best practice recommendations. Following this review, the Board will consider the suitability of any recommendations made by management having regard to the Company's size and operations.

Statement of Financial Performance for the Year Ended 30 June 2005

	NOTE	2005 $	2004 $
Revenue from ordinary activities	2	70,747	97,575
Raw materials and consumables used	3	(18,973)	(4,719)
Marketing expenses		(48,556)	(194,164)
Communication expenses		(13,939)	(17,513)
Consultancy expenses		(150,036)	(13,188)
Consumables		(31,562)	(2,568)
Employee benefits expense		(236,464)	(320,855)
Insurance expenses		(31,256)	(26,896)
Occupancy Costs		(30,721)	(31,737)
Professional Costs		(107,756)	(167,156)
Depreciation and amortisation expense	3	(113,525)	(102,411)
Borrowing costs expense	3	(70,055)	(30,576)
Other expenses from ordinary activities		(83,911)	(58,334)
Profit/(loss)from ordinary activities before Income Tax Expense/ Benefit		(866,007)	(872,542)
Income tax benefit relating to ordinary activities	4	161,658	177,805
Net profit/(loss) from ordinary activities after income tax expense attributed to members of the company		(704,349)	(694,737)
Total changes in equity other than those resulting from transactions with owners as owners		**(704,349)**	**(694,737)**
		Cents Per Share	**Cents Per Share**
Basic earnings per share	24	(0.8)	(1.0)

The accompanying notes form part of these financial statements.

Statement of Financial Position as at 30 June 2005

	NOTE	2005 $	2004 $
CURRENT ASSETS			
Cash assets	7	6,602	110,309
Receivables	8	43,207	53,512
Inventory		26,235	26,235
Other	9	323,219	1,082
TOTAL CURRENT ASSETS		399,263	191,138
NON CURRENT ASSETS			
Receivables	8	2,420	2,420
Property, plant and equipment	10	1,143,590	1,188,496
Intangible assets	11	179,767	212,767
Other	9	1,461,270	971,372
TOTAL NON CURRENT ASSETS		2,787,047	2,375,055
TOTAL ASSETS		3,186,310	2,566,193
CURRENT LIABILITIES			
Payables	12	308,357	310,002
Interest Bearing Liabilities	13	309,266	-
Other	21(c)	-	55,000
TOTAL CURRENT LIABILITIES		617,623	365,002
NON CURRENT LIABILITIES			
Interest bearing liabilities	13	270,448	1,091,147
TOTAL NON CURRENT LIABILITIES		270,448	1,091,147
TOTAL LIABILITIES		888,071	1,456,149
NET ASSETS		**2,298,239**	**1,110,044**
EQUITY			
Contributed equity	14	5,199,744	3,307,200
Accumulated losses	15	(2,901,505)	(2,197,156)
TOTAL EQUITY		**2,298,239**	**1,110,044**

The accompanying notes form part of these financial statements.

Statement of Cash Flows for the Year Ended 30 June 2005

	NOTE	2005 $	2004 $
CASH FLOW FROM OPERATING ACTIVITIES			
Receipts from customers		26,416	31,681
Grant received		36,944	59,868
Interest received		5,743	5,494
Borrowing costs		(38,805)	(30,576)
Payments to suppliers and employees		(593,038)	(732,688)
Income tax refund		161,658	177,805
Net Cash Provided by (Used in) Operating Activities	21(b)	(401,082)	(488,416)
CASH FLOW FROM INVESTING ACTIVITIES			
Payments for Research & Development		(489,898)	(295,832)
Payments for Property, Plant and Equipment		(35,618)	(203,461)
Net Cash Provided by (Used in) Investing Activities		(525,516)	(499,293)
CASH FLOW FROM FINANCING ACTIVITIES			
Payments for Prospectus and Shares Issue Costs		(262,637)	-
Proceeds from Share Issues		1,062,100	435,250
Share Issue Costs		(5,806)	(100,000)
Proceeds from Issue of Convertible Note			750,000
Repayment of Bank Loan		(35,377)	(32,894)
Repayment – Aquaculture Technology Agreement		(145,833)	(76,167)
Other loans		-	55,000
Net Cash Provided by (Used in) Financing Activities		612,447	1,031,189
Net increase/(decrease) in cash held		(314,151)	43,480
Cash at beginning of the financial year		110,309	66,829
Cash at the end of the financial year	21(a)	**(203,842)**	**110,309**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements for the Year Ended 30 June 2005

Note 1 Statement of Significant Accounting Policies

The financial report is a general-purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

(a) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realization of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus incidental costs to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less where applicable any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of expected net cash flows which will be received from the assets employment and subsequent disposal.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceed of disposal, and is included in operating profit before income tax of the company in the year of disposal. Any realised revaluation increment relating to the disposed asset which is included in the asset revaluation reserve is transferred to the asset realisation reserve.

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, are depreciated over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to a depreciation charge.

The depreciation amount of fixed assets included buildings and capitalised lease asset, but excluding freehold, is depreciated on a straight line bases over their useful lives to the company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	5 %
Plant and equipment	5 – 40%

(d) Intangibles

Patents, Technology and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

(e) Research & Development

Costs incurred on research and development projects are deferred to future periods to the extent that they are expected beyond any reasonable doubt to be recoverable.

Deferred costs are amortised from the commencement of commercial production of the product to which they relate on a straight-line basis over the period of the expected benefit.

Where a grant is received or receivable in relation to research and development costs which have been deferred, the grant shall be deducted from the carrying amount.

Where a grant is received or receivable in relation to research and developments costs which have been charged to profit and loss account during this or a prior financial year, the grant shall be credited to the Statement of Financial Performance.

Where a grant is received in relation to the tax benefit of research and development costs, the grant shall be credited to income tax expense in the Statement of Financial Performance.

(f) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

(g) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in at call deposits with banks or financial institutions, investments in money market instruments maturing within less than two months, net of bank overdrafts.

(h) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers. Revenue from the rendering of a service is recognized upon the delivery of the service to the customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(i) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(j) Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense as applicable.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

(k) Earnings Per Share

Basic earnings per share is determined by dividing the net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), by the weighted average number of ordinary shares, adjusted for any bonus element.

(l) Inventories

Inventories are measure at the lower of cost and net realisable value.

(m) Going Concern

The Company incurred a loss for the year of $704,349 (2003: $694,737). At 30 June 2005 the Company had a deficiency in working capital of $218,360. As detailed in note 22(a), in July 2005, the Company successfully raised $5,201,400 and floated on the ASX and as a result the Company is able to meet its debts as and when they fall due. On this basis, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

Note 2 Revenue

	2005 $	2004 $
Operating activities		
- Sale of produce	28,060	33,250
- Interest received	5,743	4,457
- Other – Export Market Development Grant	36,944	59,868
Total revenue	70,747	97,575

Note 3: Loss from Ordinary Activities

Expenses	2005 $	2004 $
Cost of Sales	18,973	4,719
Depreciation of non-current assets		
Land improvements	4,115	4,115
Buildings	24,676	21,547
Plant and equipment	51,734	43,749
Total depreciation	80,525	69,411
Amortisation of non-current assets		
Intellectual property / licence	33,000	33,000
Borrowing costs		
Interest paid	70,055	30,576

Note 4 Income Tax

The prima facie income tax expense on the pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

	2005 $	2004 $
Loss from Ordinary Activities Before Income Tax	866,007	694,737
Income tax benefit at 30%	(259,802)	(208,421)
Permanent Differences:		
Amortisation of intangibles and research & development	9,900	9,900
Non-deductible expenses – Preliminary Costs and Research and Development Expenditure	-	107,927
Non-deductible expenses – Other	22,834	4,569
Non-deductible expenses – Legal	14,102	38,132
Tax losses not brought to account	212,966	47,893
R & D Cash Rebate Claimed (see note)	(161,658)	(177,805)
Income tax benefit attributable to operating loss	(161,658)	(177,805)

The franking account balance at year end was $nil (2004: $nil).

During the year ended 30 June 2005 the Company applied for and received a cash rebate from the Australian Taxation Office of $161,658 (2003 - $177,805) representing the tax value of research and development costs for the year ended 30 June 2004. This amount is shown as an income tax benefit in the Statement of Financial Performance for the year ended 30 June 2005. The Company intends claiming the same rebate in respect of expenditure for the year ended 30 June 2005. The rebate applied for is estimated at $160,000. If this is successful, the refund will be shown as an income tax benefit for the year ended 30 June 2006. The directors do not consider there are any other potential future income tax benefits not brought to account at 30 June 2005.

Note 5 (a) Directors and Executives Remuneration

Names and positions held of directors and specified executives in Office at any time during the year are:

Specified Directors:

▪ P J Leach	Managing Director - Executive
▪ P Burns	Director – Non Executive
▪ D R Thomas	Director – Non Executive
▪ J C Rowe –Resigned 21 September 2004	Director – Executive
▪ E L Boyd	Chairman – Non Executive

Specified Executives:

At the date of this report, the company had no employees fulfilling the role of specified executive officers other than those disclosed at specified directors.

Note 5 (b) Directors Remuneration

2005

	Salary, Fees & Commission	Consultancy	Superannuation Contribution	Total
P J Leach	-	142,964	-	142,964
P Burns	-	-	-	-
D R Thomas	-	25,866	-	25,866
J C Rowe	5,693	-	512	6,205
E L Boyd	-	30,250	-	30,250
	5,693	199,080	512	205,285

2004

	Salary, Fees & Commission	Consultancy	Superannuation Contribution	Total
P J Leach	-	-	-	-
P Burns	-	-	-	-
W J Mead	-	-	-	-
D R Thomas	-	-	-	-
Anne Templeman – Jones	132,433	-	11,919	144,352
J C Rowe	36,653	-	3,299	39,952
E L Boyd	-	-	-	-
	169,086	-	15,218	184,304

Note 5 (c) Specified Executives Remuneration

At the date of this report, the company had no employees fulfilling the role of specified executive officers other than those disclosed at specified directors.

Note 5 (d) Options Holdings

Number of Options held by Directors and Executives

Director	Balance 1.7.04	Granted as Remuneration	Options Exercised	Options Expired	Balance 30.6.05	Total Vested 30.6.05	Total Exercisable 30.6.05	Total Unexercisable 30.6.05
P J Leach	3,935,000	-	-	(3,935,000)	-	-	-	-
P J Burns	2,814,500	-	-	(2,814,500)	-	-	-	-
D R Thomas	449,000	-	-	(449,000)	-	-	-	-
J C Rowe	-	-	-	-	-	-	-	-
E L Boyd	-	-	-	-	-	-	-	-

Note 5 (e) Share Issued on Exercise of Remuneration Options

There were no remuneration options issued during the year.

Note 5 (f) Shareholdings

Director	Balance 1 July 2004	Received as Remuneration	Options Excercised	Net Purchased/ (Sold)	Balance 30 June 2005
P J Leach	17,070,001	-	-	-	17,070,001
P J Burns	9,676,668	-	-	(500,000)	9,176,668
D R Thomas	1,330,000	-	-	-	1,330,000
J C Rowe	-	-	-	-	-
E L Boyd	-	-	-	-	-

Note 5 (g) Remuneration Practices

The Board policy for determining emoluments is based on the principle of remunerating Directors and senior executives on their ability to add value to the Company (taking into account the Company's strategic plan and operations) whilst also considering market emolument packages for similar positions within the industry and in consultation with external consultants.

The Board appreciates the interrelationship between this policy and Company performance. It acknowledges that it is in the best interests of shareholders to provide challenging but achievable incentives to reward senior executives for reaching the Company's stated goals.

The Board will discuss these issues internally and with candidates prior to engaging additional directors or senior executives in the future.

Note 5 (h) Service Agreements

Refer Directors' report at page 11 for details of service agreements.

Note 6 Auditor's Remuneration

	2005 $	2004 $
Remuneration of the auditor of the company for:		
- auditing and reviewing the financial report	14,439	9,375
- other services provided by related practice of auditor	10,782	-
	25,221	9,375

Note 7 Cash Assets

	2005	2004
Cash at bank	6,602	110,309

Note 8 Receivables

	2005	2004
CURRENT		
Trade debtors	5,521	3,878
Other debtors	37,686	49,634
	43,207	53,512
NON-CURRENT		
Other debtor	2,420	2,420
	2,420	2,420

Note 9 Other Assets

	2005	2004
CURRENT		
Prepaid borrowing costs	582	1,082
Prepaid prospectus and share issue costs (Refer Note 22(a))	322,637	-
	323,219	1,082
NON-CURRENT		
Research & Development – at cost (Note 9(a))	1,461,270	971,372
(a) Research and Development		
Movements during the year		
Opening balance	971,372	675,540
Costs incurred during the year	489,898	295,832
Amortisation	-	-
Closing balance	1,461,270	971,372

Note 10 Property, Plant and Equipment

	2005 $	2004 $
Land and Buildings		
Freehold Land – at cost	579,610	579,610
	579,610	579,610

Land improvement – at cost	82,300	82,300
Less: Accumulated depreciation	(14,384)	(10,269)
	67,916	72,031
Buildings – at cost	434,992	432,932
Less: Accumulated depreciation	(60,903)	(36,227)
	374,089	396,705
Total Land and Buildings (Refer Note 10(b))	1,021,615	1,048,346
Plant & Equipment		
Plant & equipment – at cost	320,571	287,011
Less: Accumulated depreciation	(198,596)	(148,861)
Total plant & equipment	121,975	138,150
Total property, plant and equipment	1,143,590	1,188,496

(a) Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold Land	Land Improvements	Buildings	Plant & Equipment	Total
Balance at the beginning of year	579,610	72,031	396,705	140,150	1,188,496
Additions	-	-	2,060	33,559	35,619
Disposals	-	-	-	-	-
Depreciation expense	-	4,115	24,676	51,734	80,525
Carrying amount at the end of year	579,610	67,916	374,089	121,975	1,143,590

(b) Freehold Land & Buildings

A directors' valuation of $1,300,000 was attributable to freehold land and buildings and was undertaken on 30 June 2004. The valuation was based on an assessment of the property's current market value at that time.

Subsequent to 30 June 2005, as detailed in Note 22(b), a contract was entered into for the sale of the freehold land and buildings for $2,600,000.

Note 11 Intangible Assets

	2005 $	2004 $
Intellectual property / license	330,000	330,000
Less: Accumulated depreciation	(151,250)	(118,250)
	178,750	211,750
Formation expenses	1,017	1,017
	179,767	212,767

Note 12 Payables

	2005 $	2004 $
CURRENT		
Trade creditors and accruals	308,357	164,169
Loans – Aquaculture Technology Agreement	-	145,833
	308,357	310,002

Note 13 Interest Bearing Liabilities

	NOTE	2005 $	2004 $
CURRENT			
Bank Overdraft	13(a)	210,444	-
Bank Loan	13(a)	35,322	
Loan – Unsecured	13(c)	63,500	-
		309,266	-
NON-CURRENT			
Convertible Note	13(b)	-	750,000
Bank Loan	13(a)	270,448	341,147
		270,448	1,091,147

(a) The Bank loan and Bank overdraft are secured over land and buildings

(b) Convertible Note

On 29 October 2004 convertible notes on issue were converted to ordinary shares, under the terms of the notes, at 8 cents each. As a result of this conversion, 9,765,625 shares at 8 cents were issued, totalling $781,250. This represents the liability under the notes of $750,000, plus interest accrued to the date of conversion of $31,250.

(c) Unsecured Loan

The unsecured loan was a loan of $60,000 at 6% p.a. from a Director to pay prospectus and other costs. It was paid in full on 5 September 2005. At 30 June 2005 $3,500 is accruing as interest.

Note 14 Issued Capital – Contributed Entity

	2005 $	2004 $
92,709,606 (2004 - 75,468,619) fully paid ordinary shares	5,199,744	3,307,200

(a) Fully paid ordinary shares participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

(b) At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(c) Movements in ordinary share capital

	2005		2004	
	No	$	No	$
Opening balance	75,468,619	3,307,200	80,748,619	3,041,950
Convertible notes converted to shares (Note 13(b))	9,765,625	781,250	-	-
Unsecured loans converted to shares	366,667	55,000	-	-
Shares issued at 15 cents each	6,727,332	1,009,100	2,435,000	365,250
Shares cancelled	-	-	(10,110,000)	-
Shares issued to employees	354,700	53,000	1,000,000	-
Shares issued at 8 cents being for share issue costs	-	-	1,375,000	-
Share issue costs	-	(5,806)	-	(100,000)
Cost of capital raising – issue of options	-	(201,250)	-	-
Issue of options (Note 14(d)(ii))	-	201,250	-	-
Other adjustment	26,663	-	20,000	-
Closing balance	92,709,606	5,199,744	75,468,619	3,307,200

(d) Options

(i) At 30 June 2004, there were 14,885,500 share options outstanding, exercisable at 35 cents per share on or before 30 June 2005. All options expired on 30 June 2005, as no options were exercised.

(ii) 3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued on 1 March 2005.

Note 15 Accumulated Losses

	2005 $	2004 $
Accumulated losses at the beginning of the financial year	2,197,156	1,502,419
Net loss attributable to members of the company	704,349	694,737
Accumulated losses at the end of the financial year	2,901,505	2,197,156

Note 16 Capital Commitments

Interests in Joint Ventures

At 30 June 2005 the Company had executed Heads of Agreement to enter into four joint ventures agreements with separate partners in the United States of America (2), The Netherlands (1), and India (1). These Heads of Agreement commit the Company and each prospective joint venture partner to form a separate company for the purposes of operating the land based aquaculture system developed by Cell. The Company and the partner will each hold 50% of the issued capital in the new joint venture company. Each Heads of Agreement stipulates that each party will provide initial funding to be used for the purposes of establishing each new joint venture company. The total initial funding committed by the Company under these Heads of Agreement is $25,000, and in July 2005 the Company committed a further $400,000 to progress its joint venture in The Netherlands.

Note 17 Contingent Liabilities

The Company had no contingent liabilities as at 30 June 2005.

Note 18 Segment Information

The economic entity operates predominantly in the aquacultural industry within Australia. Although it has entered into joint venture agreements as detailed in Note 16 that will operate outside Australia, there are no assets or liabilities attributable to these geographical areas at balance date.

Note 19 Related Party Disclosures

	2005 $	2004 $
(a) Directors Loans		
Aggregate amounts payable to directors and their director-related entities at balance date:		
Current liabilities		
Payables	159,803	145,833

(b) ***Other Transactions with directors and director-related entities:***

Transactions between related parties are on commercial terms no more favourable than those available to other parties unless otherwise stated.

		2005 $	2004 $
(i)	In year ended 30 June 2001, Insulok Pty Ltd and P J & W J Leach entered into a contract to sell their interests in the Insulok closed Cell Fish Farming Technology, Intellectual Property and Equipment to Cell Aquaculture Ltd for an amount of $600,000. During the year ended 30 June 2005 amounts of $145,833 (2004 - $76,167) were paid pursuant to the contract.		
(ii)	Interest was paid to Insulok Pty Ltd on settlement of amounts owed pursuant to the above contract	6,609	-
(iii)	Consulting fees and administration fees for facilities paid to Insulok Pty Ltd	-	43,961
(iv)	Salary, superannuation and consulting fees paid to Mr Q Leach, son of Mr P J Leach	92,886	-
(v)	Salary, superannuation and consulting fees paid to Mr PG Burns, son of Mr PJ Burns	88,339	-
(vi)	Shares issued to Mr PG Burns for services rendered	53,000	-
(vii)	Interest paid to Mr D Thomas on unsecured loans made by him to the company	3,500	-
(viii)	In the year ended 30 June 2004 500,000 ordinary shares each were issued for nil consideration to Mr. PG Burns and Mr. Q Leach for services provided	-	-

Note 20 Financial Instruments

(a) *Interest rate risk:*

The economic entities exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

Financial Year	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity			Non-Interest Bearing	Total
			Less than 1 Year	1 to 5 Years	More than 5 Years		
2005	%	$	$	$	$	$	$
Financial Assets							
Cash	4.0	6,602	-	-	-	-	6,602
Other receivables		-	-	-	-	43,207	43,207
		6,602	-	-	-	43,207	49,809
Financial Liabilities							
Trade payables		-	-	-	-	308,357	308,357
Loan – Aquaculture Technology Agreement		-	-	-	-	-	-
Convertible note		-	-	-	-	-	-
Other Loan	6.0	-	63,500	-	-	-	63,500
Bank Overdraft	9.4	210,444	-	-	-	-	210,444
Bank Loan	8.5	-	-	-	305,770	-	305,770
		210,444	63,500	-	305,770	308,357	888,071

Financial Year	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity			Non-Interest Bearing	Total
			Less than 1 Year	1 to 5 Years	More than 5 Years		
2004	%	$	$	$	$	$	$
Financial Assets							
Cash	4.0	110,309	-	-	-	-	110,309
Other receivables		-	-	-	-	53,512	53,512
		110,309	-	-	-	53,512	163,821
Financial Liabilities							
Trade payables		-	-	-	-	164,169	164,169
Loan – Aquaculture Technology		-	-	-	-	145,833	145,833
Convertible notes	7.0	-	-	750,000	-	-	750,000
Other loan		-	-	-	-	55,000	55,000
Bank Loan	8.0	-	-	-	341,147	-	341,147
		-	-	750,000	341,147	365,002	1,456,149

(b) ***Credit risk:***

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount of those assets, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial report.

The company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the company.

(c) ***Net fair values:***

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For other assets and other liabilities net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in a standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the company intends to hold these assets to maturity.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the statement of financial position and in the notes to the financial statements.

Note 21 Notes to the Statement of Cash Flows

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet, as follows:

	Note	2005 $	2004 $
Current Assets			
Cash assets	7	6,602	110,309
		6,602	110,309
Current Liabilities			
Bank overdraft		210,444	-
		210,444	-
Net Cash		(203,842)	110,309

Bank Overdraft

The company has an overdraft facility with National Australia Bank. The limit on the overdraft facility is $250,000 at 9.4 % interest rate per annum, of which $210,444 has been used at 30th June 2005.

Loan Facility

The company has a loan secured on the land and buildings located on 66 Bennett Avenue, Hamilton Hill of $305,770 at 30th June 2005. The current rate on the loan facility is 8.5% per annum. The current balance is expected to be paid out in November 2005 when the sale of the land and buildings will be settled.

(b) Reconciliation of Operating Loss After Income Tax to Net Cash Flows From Operating Activities

	Note	2005 $	2004 $
Operating loss after income tax		(704,349)	(694,737)
Depreciation of non-current assets		80,525	69,411
Amortisation of License		33,000	33,000
Amortisation of borrowing costs		500	582
Finance cost on convertible notes		31,250	-
Increase/(decrease) in tax balances		-	-
Loan written off		-	-
Increase/(decrease) in GST balances		11,948	(10,239)
Changes in net assets and liabilities:			
(Increase)/decrease in assets			
- Current receivables		(1,644)	(1,569)
- Other assets		-	1,037
- Stock on hand		-	4,719
Increase/(decrease) in liabilities			
- Current trade creditors and payables		147,688	109,380
Net cash from operating activities		(401,082)	(488,416)

(c) Non-Cash Financing and Investing Activities

	2005	2004
i) Other Payables at 30 June 2004		
$55,000 received in 2004 for shares application was converted to issued shares during the financial year ended 30 June 2005	55,000	-
ii) Shares issued to an employee		
354,700 shares valued at $53,000 were issued to P. Burns (Jnr) for services provided to the Company	53,000	-

iii) Convertible note converted to shares	2005 $	2004 $
Refer to note 13 (b)	781,250	-

iv) Unsecured Loan		
Refer to note 13(c)	63,500	-

Note 22 Events Occurring after Balance Date

(a) Issue of Shares

Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

Share issue and prospectus costs of $322,637 incurred to 30 June 2005 are shown in the Statement of Financial Position at 30 June 2005 as other current assets. A further $311,297 was incurred after balance date, resulting in total share issue costs of $633,934. The net proceeds from the share issue of $4,567,466 were credited to contributed equity after balance date.

(b) Sale and Leaseback of Land and Buildings

On 5 August 2005 the company entered into a contract for the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000. Settlement is due on 7 November 2005. The transaction was subject to the Company entering into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions. The directors have agreed to execute the lease agreement as outlined above. The book value of these land and buildings at 30 June 2005 is $1,021,615, therefore resulting in an estimated profit before income tax of $1,578,385. Future lease commitments in respect of the lease of the property are anticipated to be approximately $110,000 per annum net of GST for the initial three year period.

(c) Options

In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non-executive directors of the Company.

The financial effect of the above transactions has not been brought to account in these financial statements.

Note 23 Company Details

The registered office and principal place of business of the Company is:
66 Bennett Avenue
HAMILTON HILL WA 6163

Note 24 Earnings Per Share

	2005	2004
	Cents/share	Cents/share
Basic loss per share	0.8	1.0
	$	$
Loss used in calculation	704,349	694,737
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and deducted earnings per share	87,065,370	71,650,961

The company's potential ordinary shares, being its options granted, are not considered dilutive as the conversion of these options would result in a decrease in net loss per share.

Note 25 Impact of Adoption of Australian Equivalents to International Financial Reporting Standards

The company is preparing for and managing the transition to Australian Equivalents of International Financial Reporting Standards (AIFRS) effective for financial reporting periods commencing on or after 1 January 2005. The adoption of AIFRS will be reflected in the company's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the financial year ended 30 June 2005 are required to be restated. The majority of the AIFRS transitional adjustments will be made retrospectively against retained earnings at 1 July 2004.

The company's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. An AIFRS committee is overseeing and managing the company's transition to AIFRS. The impact of the alternative treatments and elections under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", has been considered where applicable.

The directors are of the opinion that the key material differences in the company's accounting policies on conversion to AIFRS and the financial effect of these differences where known are as follows. The key differences in the entity's accounting policies that will arise from the adoption of IFRS in future are also included in the notes to the adoption of AIFRS standards.

Users of the financial statements should, however, note that the amounts disclosed could change if interpretation of the AIFRS requirements changes due to the continuing transition work of the directors, possible amendments to AIFRS Standards and Interpretations thereof, and developments in practice relating to the interpretation and application of those Standards and Interpretations.

a) Reconciliation of equity as presented under AGAAP to that under AIFRS

	Notes	30 June 05 $	1 July 04 $
Total equity under AGAAP			
Adjustments to retained earnings (net of tax)			
Recognition of share-based payment expense	(i)	-	-
Derecognition of capitalised research costs	(ii)	122,497	769,042
Total adjustments to retained earnings		122,497	769,042
Adjustments to other reserves (net of tax)			
reclassification of share-based payment expense	(iii)	201,250	-
Total adjustments to other reserves			
Adjustments to Contributed Equity			
Reclassification of share-based payment expense	(iii)	(201,250)	-
Total equity under AIFRS		122,497	769,042

Notes explaining the impacts of adoption of AIFRS Standards

(i) In accordance with AASB 2 "Share-based Payment", the company will be required to recognise the fair value of options or other equity instruments granted to employees and consultants as an expense on a time basis over the period from the grant date to the vesting date with a corresponding increase in equity. The current accounting policy does not require an expense to be recognised for employee equity participation schemes and payments.

Upon adoption of AIFRS, there will be no initial adjustment expected to result in a reduction in opening retained 1 July 2004 and 30 June 2005.

However, there is a classification adjustment relating to options issued to consultants for capital raising cost amounting to $201,250 which was adjusted against contributed equity under AGAAP, under AIFRS this adjustment will be against options reserve until such time the options are exercised at which time the amount would be transferred to contributed equity.

(ii) In accordance with AASB 138 "Intangible Assets", costs incurred in the research phase of the development of internally generated intangibles will be required to be expensed. AGAAP requires such costs to be capitalised where future recovery of the costs is believed to be beyond reasonable doubt.

Upon adoption of AIFRS, there will be adjustments expected to result in an increase in accumulated losses on 1 July 2004 of $769,042 and an increase in loss of $122,497 at 30 June 2005.

(iii) In accordance with AASB 136 "Impairment of assets", the recoverable amount of an asset is deemed to be the higher of its fair value less costs to sell and its value in use, being the present value of the future cash flows derived from the assets.

The company's assets were tested for impairment at the date of transition to AIFRS and at each subsequent reporting date. AGAAP did not require such cash flows to be discounted when assessing recoverable amounts.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(iv) In accordance with AASB 112 "Income Taxes", deferred tax assets and liabilities will be recognised on the difference between the carrying values of assets and liabilities and their tax base. On this basis revaluations of assets above their historical cost carrying amount would give rise a deferred tax liability. AGAAP does not require recognition of deferred tax provisions in the case of revaluations of assets or for equity accounted investment value gains and losses.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(v) In accordance with AASB 116 "Property, Plant and Equipment", the company will be required to make an estimate of the cost of removing leasehold improvements at the end of the lease term, where this is required by the conditions of the lease, and include that cost in the amount of leasehold improvements capitalised upon acquisition. A liability for these costs must be recognised under AASB 137 "Provisions, Contingent Liabilities and Contingent Assets". AGAAP does not require recognition of these costs.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vi) In accordance with AASB 117 "Leases", operating lease rental income or expense must be recognised on a straight line basis over the term of the lease. Where a lease has fixed annual increases, the impact of such increases is spread on a straight line basis over the whole of the lease term. Under AGAAP such increases are recognised in the year of increase and subsequent years.

Upon adoption of AIFRS, there will be no material impact on the entity's financial statements as at 1 July 2004 and 30 June 2005.

(vii) In accordance with AASB 1 "First-time adoption of Australian Equivalent to International Financial Reporting Standards", management has decided to apply exemption provided in this standard not to apply the requirements of AAS 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standard will be applied from 1 July 2005.

Directors' Declaration

The directors of the Company declare that:

1. The financial statements and notes set out on pages 17 to 39 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards and the Corporations Regulations 2001; and

(b) give a true and fair view of the company's financial position as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flow, for the financial year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

3. This declaration has been made after receiving the declaration required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30th June 2005.

This declaration is made in accordance with a resolution of the Board of Directors.



Director

Date: 29 September 2005



Cēll

AQUACULTURE LTD

ACN [illegible]

66 BENNETT AVENUE
HAMILTON HILL WA 6163
PO BOX 251
SOUTH FREMANTLE WA 6160
www.cellaqua.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Cell Aquaculture Limited

ABN	Quarter ended ("current quarter")
86 091 687 740	30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (3months) $A
1.1	Receipts from customers		7,550	7,550
1.2	Payments for	(a) staff costs	(114,908)	(114,908)
		(b) advertising and marketing	(26,985)	(26,985)
		(c) research and development	(66,633)	(66,633)
		(d) joint venture costs	(159,473)	(159,473)
		(e) other working capital	(320,487)	(320,487)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		39,727	39,727
1.5	Interest and other costs of finance paid		(6,590)	(6,590)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(647,799)	(647,799)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3 months) $A
1.8	Net operating cash flows (carried forward)	(647,799)	(647,799)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(13,582)	(13,582)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	(500,000)	(500,000)
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(513,582)	(513,582)
1.14	**Total operating and investing cash flows**	(1,161,381)	(1,161,381)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5,201,400	5,201,400
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(72,264)	(72,264)
1.19	Dividends paid	-	-
1.20	Share issue costs	(325,444)	(325,444)
	Net financing cash flows	4,803,692	4,803,692
	Net increase (decrease) in cash held	3,642,311	3,642,311
1.21	Cash at beginning of quarter/year to date	(203,842)	(203,842)
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3,438,469	3,438,469

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	100,656
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of consultancy, salaries, wages and superannuation for directors and alternate directors for services provided to the company during the quarter ended 30 September 2005.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	297,005	297,005
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	3,438,469	6,602
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	(210,444)
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	3,438,469	(203,842)

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 31 October 2005
Company Secretary

Print name: Ian Gregory

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


Cell
AQUACULTURE LTD

Fax

To:	ASX Company Announcements	From:	Ian Gregory
Fax:	1900 999 279	Pages:	2
Phone:		Date:	14/11/2005
Re:	Announcement - Cell Aquaculture Cashed Up For Growth	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Please find attached an announcement from Cell Aquaculture, a summary of which is below:

"Western Australian fish farming company, Cell Aquaculture Limited (ASX Code: CAQ), has cashed up and is looking to fast-track its expansion into Europe, North America and Australasia following the sale and leaseback of its 10,000m² land parcel at Hamilton Hill for $2.6 million."

Yours faithfully,



Ian Gregory
Company Secretary



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT

Monday, 14 November 2005

CELL AQUACULTURE CASHED UP FOR GROWTH

Western Australian fish farming company, Cell Aquaculture Limited (ASX Code: CAQ), has cashed up and is looking to fast-track its expansion into Europe, North America and Australasia following the sale and leaseback of its 10,000m² land parcel at Hamilton Hill for $2.6 million.

Cell Aquaculture purchased the land five years ago for $560,000, as a potential site for a Barramundi production facility; however the Company has decided to focus its funds and attention on expanding its business into key target markets of Europe, North America and Australasia.

The Company is currently constructing a commercial Australian Barramundi facility in Holland which will demonstrate to the Europeans the unique "Hatch to Dispatch" technology developed by Cell Aquaculture over the last eight years.

The Company has also committed to similar facilities in North America within the next 12 months, pending government approvals.

Cell Aquaculture managing director Mr Perry Leach described the sale of the land as an important step towards achieving growth.

"These funds will enable the Company to undertake additional projects thus fast-tracking our growth strategy in our key target markets and maintaining the momentum we have already created. With global fish stocks in decline, there is a growing demand for environmentally friendly fish farming close to each major city, and our Australian Barramundi is widely recognised as one of the world's premium table fish."

Cell Aquaculture is currently in discussions with various parties in Europe to build additional "Cell" facilities in Wales and France with the potential to attract capital rebate grants from the European Union of up to 40%.

ENDS

For further information contact:

General Enquiries

Rob Norman
Administration Manager
+61 8 9336 7122

Media Enquiries

Tony Dawe
Linc Integrated
+61 8 6363 7000
0413 322 110



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

ASX ANNOUNCEMENT


Cell
AQUACULTURE LTD

Monday, 21 November 2005

CELL ACQUISITION HATCHES NEW GROWTH

Cashed up after the recent sale of property, Western Australian fish farming company, Cell Aquaculture Limited (ASX Code: CAQ), has entered into an agreement with Marine Farms Ltd to acquire a 30% holding in the company.

Marine Farms Ltd operates an extensive multi-species fish farm hatchery business on a 32 hectare site located outside Exmouth in north-west Western Australia. The site houses an operational fish hatchery, holding tanks, salt and fresh water tanks, offices, accommodation and all necessary infrastructure and services.

The agreement provides Cell Aquaculture with first right of refusal over the purchase of the holdings of Marine Farms Ltd's largest shareholder, and Cell Aquaculture will take over day-to-day management of the Exmouth hatchery, which has an Aquaculture Permit to produce some 15 local species of fish.

In a significant step forward, Cell Aquaculture has appointed Dr. Leo Nankervis to the position of Manager of Hatcheries and Research & Development. Dr Nakervis has a Ph.D. in Aquaculture, and will be responsible for implementing Cell Aquaculture's aggressive 5 year hatchery expansion strategy.

The hatchery expansion strategy includes constructing a company owned Barramundi hatchery in Darwin within 2 years, opening a commercial Barramundi hatchery in Townsville and finalizing a 2 year Barramundi fingerling supply agreement out of Darwin.

Cell Aquaculture executive chairman Mr Perry Leach said,"Cell Aquaculture is growing rapidly to meet the huge global demand for our high quality Barramundi. We are extremely pleased to have Dr Leo Nankervis on board. We expect Leo will play a very important role in positioning us to achieve our short-term commercial goals and to realise our long-term strategies."

Cell Aquaculture has successfully commenced construction of its European fish farming demonstration facilities in Holland and is progressing towards establishing a similar facility in North America.

ENDS

For further information contact:
General Enquiries
Perry Leach
Managing Director
+61 8 9336 7122
www.cellaqua.com

Media Enquiries
Tony Dawe
Linc Integrated
+61 8 6363 7000
041 3322 110



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

The Company has appointed Dr Leo Nankervis as its Hatchery R & D Manager His responsibilities will include:

- Finalising agreements to supply Australian Barramundi fingerlings with the Darwin Aquaculture Centre,
- Finalising agreements with James Cook University to have our own dedicated facilities within the Campus,
- Managing the R &D facility at Exmouth in WA in which we have a 30% equity,
- Designing, finalising agreements and building a hatchery and R & D facility alongside the Darwin Aquaculture Centre during the next three years, and
- Managing our involvement in overseas Hatchery Operations including continual plant improvements.

Thank you for your attendance at the Company's annual general meeting today.

PERRY LEACH
CHAIRMAN



ASX ANNOUNCEMENT

Wednesday, 30 November 2005

Chairman's Address to the AGM

Since listing I have re-visited and/or had site inspections with our proposed Joint Venturers.

The result of this activity has seen the following outcomes:

Europe - We have finalized our agreements and plant should be on site in the Netherlands in early January.

India - It has been decided to indefinitely defer entry into India and concentrate our activities at this stage elsewhere.

Asia - Entry into other parts of Asia will not be rushed. We are endeavouring to find the right partner.

North America - Discussions are well advanced with numerous acceptable partners and in the meantime we have commenced seeking permit applications in the chosen locations.
The locations presently being targeted include:
Central East Coast
Central South – Mississippi, and
West Coast South.

Canada - We have decided against going into Gold River due to there being better locations available closer to Vancouver.

Other opportunities are being explored both in British Columbia and on the East Coast, however, we most likely will incorporate the Canadian area into one overall North American relationship.

Australia - We have now decided to explore the Australian and New Zealand markets with a new concept and initial reaction has been excellent. The new concept is to market 17.5 ton four cell facilities where the operator is supplied with larger fish thus removing the need for grading and multi moving operations, for example, it can be operated part time by a farming family.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT

Wednesday, 30 November 2005

ANNUAL GENERAL MEETING RESULTS

In accordance with Listing Rule 3.13.2, it is confirmed that the following resolutions put to the Annual General Meeting of Cell Aquaculture Limited held earlier today were passed on a show of hands:

Resolution 1 – Adoption of the Remuneration Report
Resolution 2 – Re-election of Mr Peter J Burns

In addition, information required to be disclosed by the Company in accordance with section 251AA of the Corporations Act is also attached.

IAN GREGORY
COMPANY SECRETARY

Attachment



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell
AQUACULTURE LTD

CELL AQUACULTURE LIMITED
ANNUAL GENERAL MEETING – 30 NOVEMBER 2005

Disclosure of Proxy Votes

In accordance with section 251AA of the Corporations Act 2001, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Cell Aquaculture Limited at its annual general meeting held on 30 November 2005.

Resolution Number	Resolution 1	Resolution 2
Decided by a show of hands (S) or poll (P)	**S**	**S**
Total number of proxy votes exercisable by proxies validly appointed	**21,639,724**	**21,639,724**
Total number of proxy votes in respect of which the appointments specified that:		
• **The proxy is to vote for the resolution**	**21,616,624**	**21,616,624**
• **The proxy is to vote against the resolution**	**0**	**0**
• **The proxy is to abstain from voting on the resolution**	**0**	**0**
• **The proxy may vote at the proxy's discretion**	**23,100**	**23,100**
Total votes cast on a poll in favour of the resolution	**N/A**	**N/A**
Total votes cast on a poll against the resolution	**N/A**	**N/A**
Total votes cast on a poll abstaining on the resolution	**N/A**	**N/A**
Total votes exercisable by proxies which were not cast	**N/A**	**N/A**



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


AQUACULTURE LTD

13 December 2005

ASX ANNOUNCEMENT

NEW CHAIRMAN APPOINTED

Cell Aquaculture Limited (ASX Code: CAQ) is very pleased to announce the appointment of Mr Robert Sewell AM FAICD as non executive Chairman of the board of directors.

Mr Sewell became a director of the Grain Pool of WA in 1978, serving as chairman from 1992 to 2002, where he led the merger with Co-operative Bulk Handling. Mr Sewell served as chairman of the merged entity for 18 months from April 2004 and remains a non executive director of the CBH group of companies.

Mr Sewell is a Fellow of the Australian Institute of Company Directors and was awarded the member of the Order of Australia (AM) in 2004 for services to the grain industry and international marketing.

Mr Perry Leach, who has been temporarily serving in the capacity as executive chairman and managing director of Cell Aquaculture Limited, will step down as executive chairman and will continue to serve as managing director.

"Rob Sewell is an outstanding appointment for a small fast-growing company and his years of experience in chairing the board of a publicly-listed company and decades of experience in primary industry and international trade significantly strengthen our board at a time when the Company is expanding internationally and commercialising our unique aquaculture technology."

"Mr Sewell is a forward-thinking business leader who has recognised the potential of the aquaculture industry and wants to help us realise our own potential. We are very lucky to have him as our chairman and I look forward to working with him." said Mr Leach.

ENDS

For further information contact:

General Enquiries
Perry Leach
Managing Director
Ph: +61 8 9336 7122

Media Enquiries
Tony Dawe
Linc Integrated
Ph: 041 33 22 110



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: CELL AQUACULTURE LIMITED

ACN/ARSN: 091 687 740

1. Details of substantial holder (1)

Name: BRIAN FEATHERBY

ACN/ARSN (if applicable)

The holder became a substantial holder on 4/4/2000

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	9,429,000	9,429,000	8.0 %

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
BRIAN FEATHERBY	REGISTERED HOLDER	9,429,000 ORD SHARES

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
BRIAN FEATHERBY	BRIAN FEATHERBY	BRIAN FEATHERBY	9,429,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
BRIAN FEATHERBY	7 MARCH 2000	1 CENT		ORD 1
BRIAN FEATHERBY	21 APRIL 2000	$9428.99		ORD 9,428,999

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BRIAN FEATHERBY	PO BOX 2059 MARMION WA 6020

Signature



print name BRIAN FEATHERBY capacity REGISTERED HOLDER.

sign here × [signature] date 19/12/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CELL AQUACULTURE LIMITED
ABN 86 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Sewell
Date of appointment	12 December 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
CELL AQUACULTURE LIMITED 10,000 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: CELL AQUACULTURE LTD

ACN/ARSN: 091 637 740

1. Details of substantial holder (1)

Name: HYFLASH HOLDINGS PTY LTD ATF CLINTON INVESTMENT TRUST

ACN/ARSN (if applicable): ACN 113 853 848

The holder became a substantial holder on: 01/12/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	6,136,200	6,136,200	51.7%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 'A'		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 'A'			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 'A'				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

7. Addresses

The addresses of persons named in this form are as follows.

Name	Address
See Annexure A	

Signature

print name John Colley Clinton capacity Director

sign here [signature] date 1/12/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE A

Company Name Cell Aquaculture Limited
ACN 091 687 740

This is Annexure A of 1 page referred to in Form 603 Notice of Initial Substantial Holder.



Name John Oakley CLINTON Capacity Director

(Signed) Dated 1/12/05

3. Details of relevant interests

Holder of relevant interest	Nature of relevant interest	Class & no. of securities
Hyflash Holdings Pty Ltd	Registered Holder	6,136,200 ordinary shares

4. Details of present registered holders

Holder of relevant interest	Registered Holder	Person entitled to be registered as holder	Class and no. securities
Hyflash Holdings Pty Ltd	Hyflash Holdings Pty Ltd	Hyflash Holdings Pty Ltd	6,136,200 ord shares

5. Consideration

Holder of relevant interest	Date of Acquisition	Consideration Cash	Class & no. securities Ordinary
Hyflash Holdings Pty Ltd		107813	310,000
	15.9.05	61472	188935
	16.9.05	80093	235006
	19.9.05	23671	72059
	20.9.05	6130	19000
	21.9.05	17596	53700
	22.9.05	10002	31000
	22.9.05	32333	96300
	23.9.05	1155000	3850,000
	13.10.05	37,676	134,000
	7.11.05	8454.	28,500
	15.11.05	445-	1500
	16.11.05	17194	60,000
	17.11.05	6913	25,000
	21.11.05	8446	30,000
	24.11.05	10699	38,000
	25.11.05	14055	48,200
	30.11.05	8602	29000
	1.12.05	12247	42000
	1.12.05	229,500	850,000
	1.12.05		

6. Associates

N/a

7. Addresses

Hyflash Holdings Pty Ltd 36 Downey Drive, Mosman Park 6012


Cell
AQUACULTURE LTD

Tuesday, 24 January 2006

ASX ANNOUNCEMENT

NEW DIRECTOR APPOINTED

Cell Aquaculture Limited (ASX Code: CAQ) is very pleased to announce the appointment of Professor Rocky de Nys PhD GdipMgt, MRACI, CChem as non executive director.

Professor de Nys PhD is a marine biologist and one of the world's foremost authorities on aquaculture. He leads the internationally recognised aquaculture research and development facility at James Cook University in Queensland.

Professor de Nys is also a director of Intaqt Pty Ltd, a Melbourne based freshwater and marine aquaculture and marine biotechnology company, which has been consulting to Cell Aquaculture for several years.

He has successfully led and supervised complex team based research programs in aquaculture and marine biotechnology, resulting in five international patents, over 70 internationally peer reviewed scientific publications and the establishment of two recirculating aquaculture farms.

"Rocky de Nys is an aquaculture expert and this expertise greatly enhances the technical and commercial strengths of the board at a time when we are expanding internationally and commercialising our unique aquaculture technology company." said Mr Leach.

ENDS

For further information contact:

General Enquiries
Perry Leach
Managing Director
Ph: +61 8 9336 7122

Media Enquiries
Tony Dawe
Linc Integrated
Ph: 041 33 22 110



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CELL AQUACULTURE LIMITED
ABN 86 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rocky de Nys
Date of appointment	23 January 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
No interest in Cell Aquaculture

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **No interest in Cell Aquaculture**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Consultancy contract between Cell Aquaculture and Intaqt Pty. Ltd. (ABN 30 097 410 074) May 05 – May 06
Nature of interest	Director and Shareholder of Intaqt Pty. Ltd.
Name of registered holder (if issued securities)	Rocky de Nys
No. and class of securities to which interest relates	300 of 1200 ordinary class shares

Detail of contract	Research and Development contracts between Cell Aquaculture and James Cook University (ABN 30 097 410 074)
Nature of interest	Senior Staff at James Cook University
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Cell Aquaculture Limited

ABN

86 091 687 740

Quarter ended ("current quarter")

31 December 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (6 months) $A
1.1	Receipts from customers		3,796	11,346
1.2	Payments for	(a) staff costs	(156,213)	(271,121)
		(b) advertising and marketing	(22,549)	(49,534)
		(c) research and development	(74,064)	(140,697)
		(d) joint venture costs	(163,290)	(322,763)
		(e) other operating expenses	(434,355)	(754,842)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		48,697	88,424
1.5	Interest and other costs of finance paid		(2,759)	(9,349)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(800,737)	(1,448,536)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3 months) $A
1.8	Net operating cash flows (carried forward)	(800,737)	(1,448,536)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(21,026)	(34,608)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	2,599,653	2,599,653
	(e) other non-current assets	-	-
1.11	Loans to other entities	(497,115)	(997,115)
1.12	Loans repaid by other entities	-	-
1.13	Other:		
	(a) Deposit – Marine Farms Ltd (refunded January 2006)	(300,000)	(300,000)
	(b) GST collected on sale of property	260,000	260,000
	Net investing cash flows	2,041,512	1,527,930
1.14	**Total operating and investing cash flows**	1,240,775	79,394
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	5,201,400
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(289,720)	(361,984)
1.19	Dividends paid	-	-
1.20	Share issue costs	(3,600)	(329,044)
	Net financing cash flows	(293,320)	4,510,372
	Net increase (decrease) in cash held	947,455	4,589,766
1.21	Cash at beginning of quarter/year to date	3,438,469	(203,842)
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	4,385,924	4,385,924

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	185,616
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of consultancy, salaries, wages and superannuation for directors and alternate directors for services provided to the company during the quarter ended 31 December 2005. The above amount also includes a payment to Lee Boyd, former chairman, of $ 43,291 in relation to services rendered to 30 June 2005.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	4,385,924	3,438,469
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	4,385,924	3,438,469

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT

Thursday, 7 February 2006

CELL ACQUISITION IN THE UNITED STATES

Western Australian aquaculture company, Cell Aquaculture Limited (ASX Code: CAQ) has taken a first step in its strategic plan to roll out the Cell Aquaculture Barramundi System in the United States by purchasing a substantial interest in Delta Aquaculture Services LLC (**Delta**)

Delta Aquaculture Services LLC. is a Nevada based company with the majority of ownership being held equally between Cell Aquaculture Ltd and a United States syndicate which includes

James P Bauchman –	(Las Vegas based Property Developer)
Gary V Olsen –	(Founder & President – RS&I Inc – Satellite & Communications)
Kingston Properties LP –	(A Private USA Development Company headed by David O Kingston also founder and CEO of Kingston Associates Marketing LLC)

Delta recently aquired an operational hatchery in Mississippi called "Dixie Fish Farms" which currently produces Red Drum fingerlings – a high quality white fleshed table fish, with strong demand and well accepted in the US market – and an excellent source of income.

The purchase of Dixie Fish Farms has the additional bonus of now also having approval to use the recently granted permission to the farms manager (Paul Picard) to import and grow-out Australian Barramundi, Paul will continue to manage the facility for Delta.

Cell Aquaculture initially intends to import Australian Barramundi fingerlings for the Mississippi facilities from its own hatchery in Queensland, but envisages that this hatchery will supply the huge US market direct in the near future.

Managing Director of Cell Aquaculture, Mr Perry Leach, said "the acquisition is a significant milestone for the company and represents the start of its phased "Hatch to Dispatch" strategy for the United States market.'

Mr Leach said, "This acquisition provides Cell Aquaculture with the opportunity to establish a viable long term presence in the United States and a strong base from which to expand."

"Cell Aquaculture is positioned to capitalise on the enormous potential for aquaculture ventures in the US, and the huge demand for high quality seafood which includes Australian Barramundi."

Mr Leach is due to fly to the United States next week to finalise the relevant agreements relating to Delta.

As a result of Cell Aquaculture's involvement in this venture, it has sought and been granted release from further participation in the Exmouth research and development hatchery.

ENDS

For further information contact:
General Enquiries
Perry Leach
Managing Director
+61 8 9336 7122
www.cellaqua.com

Media Enquiries
Tony Dawe
Linc Integrated
+61 8 6363 7000
041 3322 110



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cēl
AQUACULTURE LTD

ASX ANNOUNCEMENT 27th February 2006

CELL AQUACULTURE ANNOUNCES JOINT VENTURE FOR MAJOR EXPANSION INTO THE AMERICAS
Signs Operating Agreement with Delta Aquaculture Services LLC

Cell Aquaculture Limited (ASX: CAQ) has signed an Operating Agreement with Delta Aquaculture Services LLC (Delta), a US-based aquaculture company.

Cell Aquaculture Limited (Cell Aqua) will have 50 per cent equity in the company and a seat on the two-person management board. The inaugural board members will be Cell Aqua Managing Director Perry Leach and fresh food marketer and distributor, David Kingston, Chairman and CEO of US-based Kingston Companies.

The CEO of the new joint venture company will be David Peterson, who has more than 25 years experience in sales and marketing and farming and procurement operations in the fresh produce business.

"Our new CEO has a strong proven track record in management and business development and Delta will benefit from his business acumen, personal integrity and the depth and breadth of his experience and contacts in the fresh produce industry," said Cell Aqua Managing Director Perry Leach.

Delta will have exclusive rights to all of Cell Aqua's services for North and South American markets and take responsibility for all marketing activities.

Delta's US shareholders include Kingston Properties LP, a private development company headed by David O Kingston, Gary V Olsen, the Founder & Chairman of RS&I Inc, a Satellite & Communications company, and James P Bauchman, a property developer.

Delta aims to establish itself as a major player in the aquaculture industry in the Americas by utilizing the unique blend of experience and expertise that all investment partners offer. Delta are currently assessing the feasibility of the following aquaculture related businesses:

- Farming of a range of high order seafood species 'on the markets doorstep' to supply targeted premium markets.
- Operation of fish farming hatcheries to supply the Delta network and other lucrative markets for fingerling (juvenile fish) supply.
- Marketing and selling of aquaculture and related equipment (Cell Aqua specialised equipment and others)
- Manufacturing of 'key' Cell Aqua equipment and potential development of new innovative aquaculture offerings.
- Aquaculture Consulting Services (Hatchery and Grow-out development).
- Development of new aquaculture production species.
- Marketing, branding and distribution of Premium seafood produce.
- Financing

In addition to the recent acquisition by Delta of the "Fish Farms" Hatchery (see ASX announcement dated 7th February 2006), the principals of Delta have now agreed to proceed with the design, building, installing and operating a Cell Aqua display production facility in North America. .


Cell
AQUACULTURE LTD

The 'Display Facility' will initially grow Australian Barramundi with the intention of expanding production to a range of further species in the future.

Delta has also secured the services of Paul Picard to act as Manager of both the "Fish Farms" hatchery and the new "Display Facility". Mr Picard has spent 16 years experience in the aquaculture industry and profitably operated both Hatchery and Grow-out operations throughout the United States. Mr Picard's "AgriVentures" business holds approval to cultivate and market 16 species of fish and he is also a shareholder in Delta.

"We are delighted to have aligned ourselves with a highly successful, nationally recognized and diversified foodservice company in the United States, Kingston Companies. This alliance will clearly pave the way for the establishment of Delta as a major player in the seafood and aquaculture markets of the Americas," said Mr Leach.

"This promises to be a unique opportunity for our companies. After 25 years in growing and expanding our brand in the fresh produce business, we have embarked on a course, encouraged by one of the largest 'casual dining' major restaurant chains, to explore and expand into a variety of wholesome fish and seafood products. This newly formed alliance will help accelerate this expansion. Fuelled by chronic over-fishing of our natural seafood stocks, expansion into natural fish products will allow us to capitalize on the extraordinary growth this industry is and will continue to experience," said David O. Kingston, Chairman and CEO of Kingston Companies.

"I, too, have great expectations for the successes of our new venture", Mr. Kingston concluded.

ENDS

For further information contact:
Perry Leach, Managing Director +61 (0) 417 023 999 or Thomas Murrell +61 (0) 417 984 996.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

About Cell Aqua

Cell Aqua listed on the Australian Stock Exchange in July 2005, to market and internationally establish the company's unique 'Hatch to Dispatch' aquaculture production system. Since listing, Cell Aqua has built and is commissioning its first European production facility in the Netherlands and has fully operational manufacturing and fabrication operations to produce specialized recirculation equipment in Western Australia.

About Kingston

Kingston Companies is a private, family-owned group of companies controlled by David O. Kingston. Through Kingston & Associates Marketing LLC, Kingston is one of the largest distributors and marketers of fresh produce in the United States, including fresh potatoes, onions, lettuce, broccoli, tomatoes, green onions, string beans and sweet pineapples. Kingston & Associates Marketing LLC serves the wholesale foodservice industry and major restaurant chains through a network of integrated companies, who own and operate farmland, own, operate and schedule transportation needs and provide other management services for its customers. Kingston Companies have offices in Idaho Falls, ID, Monterey, CA, McLean, VA, Liberty, MS, San Jose, Costa Rica, Lima, Peru and Gold River, BC.

About Gary V Olsen

Gary Olsen is the Founder and Chairman of RS&I Inc, a leading Satellite and Communications company in the United States, With over 35 years experience as an entrepreneur, Mr Olsen offers a wealth of business contacts especially in the communications and distribution industries established over a long and highly successful business career.

About James P Bauchman

James Bauchman is a Las Vegas-based property developer, with a previously successful career in the food business. Mr Bauchman, with over 30 years business experience, is well connected and offers extensive property knowledge which will prove invaluable for selection of production sites in key markets.

About David J Peterson

David Peterson has over 25 years experience in sales and marketing as well as farming and procurement operations supporting the fresh produce business. Until the Delta appointment as CEO, Mr. Peterson has been the Business Development Manager of Kingston & Associates Marketing LLC. Prior to Kingston, Mr. Peterson was the Senior Vice President, Business Development, for SunWorld International, where he was charged with expanding that Company's customer base. Mr. Peterson also has extensive experience in agricultural operations and procurement through his tenure as Vice President of agricultural operations for Cadiz Inc., COO of Fisher Procurement, Inc and as a manager for all produce purchasing activities for Sysco Corp.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


AQUACULTURE LTD

ASX ANNOUNCEMENT **7th March 2006**

Cell Aquaculture Are Now Operational In Europe

Cell Aquaculture Ltd (ASX Code: CAQ) are pleased to advise that the company's initial European joint venture production facilities are now operational in Tolbert, The Ne therlands.

The company's first batch of Australian Barramundi fingerlings (baby fish) was successfully shipped to the facility, arriving on Friday 3 rd March with a nil mortality rate. Initial sales of Australian Barramundi to the European market are sch eduled in the third quarter of '06 as expected.

Commenting on the successful commissioning of the nursery systems and arrival of the first batch of Australian Barramundi fingerlings, Cell Aqua Chairman, Robert Sewell stated "this is a significant milestone for the company, proving our business model and providing yet another solid foundation block towards delivering our goal to internationally expand our unique 'Hatch to Dispatch' offerings to grow high quality premium fish, on the doorstep of major world markets, in a controlled, land based, environmentally sustainable manner."

The Dutch operations have been built to a high specification to act as a 'Display Facility', offering an excellent sales tool to further develop into the European market.

Cell Aqua have now appointed their Dutch joint venture partner, Mr Harrie Rutgers, as the C.E.O. of European operations. Until the appointment, Mr. Rutgers has been a Project Management consultant with a strong background in Sales and Marketing. Mr. Rutgers is now in the process of establishing a sales operation to promote further European expansion.

The company is currently actively working towards the development of a number of further European facilities in the United Kingdom and Spain. Further updates will be provided on these ventures in the near future.

ENDS

UPDATE OF RECENT EUROPEAN MARKETING ACTIVITIES

Barramundi - A Big Hit In Europe

- Cell Aquaculture has recently conducted a number of highly successful European promotions, yielding strong awareness of the company and its offerings.
- Due to chronic overfishing, the European Union has made dramatic cut -backs to their commercial fishing fleets over the last number of years. This has created a large 'window of opportunity' for the introduction of new seafood species to the European market.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle , Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell

AQUACULTURE LTD

- Cell Aqua European Media Promotion

- In November '05, Cell Aqua invited major European Seafood and Aquaculture media to a company presentation at the Dutch facilities in Tolber t (North Holland). This presentation was attended by over 15 journalists.
- The presentation was followed by an Australian Barramundi lunch prepared for the media by high profile 'Michelin Star' Chef, Jan Gaastra, at the prestigious Restaurant Koriander, in Drachden, North Holland.
- This promotion yielded over 10 European newspaper and magazine articles and also a television news story.
- The high quality Cell Aqua product and positive media received has resulted in a number of large European Seafood buyers com ing forward with offers to purchase the entire Dutch production, at pricing greater than initially forecasted by Cell.

- Barramundi Promotion at 400 Year Dutch/Australia Celebrations

- 2006 marks the 400th Anniversary of contact between Australia and the Netherlands.
- In March 1606 the crew of the Duyfken, a Dutch East India Company ship under the command of Captain Willem Janszoon, landed on Cape York Peninsula becoming the first recorded Europeans to set foot on Australian soil.
- To commemorate this monumental event, on 30th January 2006, a 'Royal Gala Dinner' was held at The Ridderzaal (Knight's Hall) in the centre of Government House in The Hague, Netherlands.
- Cell Aquaculture attained the high profile honour of being a sponsor of this event and supplied Australian Barramundi for the set menu of more than 400 highly distinguished guests, including to name a few:
  - Hon Prince of Orange & Hon Princess Maxima of the Netherlands
  - Hon Princess Margriet
  - Prime Minister of the Netherlands – Hon Dr Jan Peter Bal kenende
  - Australian Ambassador – Mr Stephen Brady
  - Australian Foreign Minister – Alexander Downer MP
- Participation in this event provided Cell Aquaculture with an unparalleled forum to promote both the company and Australian Barramundi to the influential and affluent of the Netherlands, generating keen interest in Cell's offerings.

For further information contact:

Robert Sewell, Chairman **+61 (0) 418 947 416** or

Thomas Murrell **+61 (0) 417 984 996**



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle , Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Appendix 4D

Half year report

1. Company details

Name of entity

Cell Aquaculture Limited

ABN or equivalent company reference	Half year ended ('current period')	Half year ended ('previous period')
86 091 687 740	31 December 2005	31 December 2004

2. Results for announcement to the market

$A'000's

2.1	Revenues from ordinary activities	up	125 %	to	132
2.2	Profit (loss) from ordinary activities after tax attributable to members	up	336 %	to	783
2.3	Net profit (loss) for the period attributable to members	up	336 %	to	783

2.4 **Dividends**	Amount per security	Franked amount per security
Interim dividend declared	None	None

2.5 +Record date for determining entitlements to the dividend. N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 above necessary to enable the figures to be understood.

During the half year ended 31 December 2005, the Company aggressively commenced selling its concept of growing high quality premium fish in a controlled, environmentally sustainable environment, "in the markets of Europe, Australia and North America".

The Company acquired interests and provided funding to Joint Venture Companies located in the Netherlands and the USA.

It has set up a fabrication facility and manufactured specialist plant for the Joint Venture Companies and for new works at Hamilton Hill.

Revenues consist of $90,409 interest received, $22,898 from the sale of fish produced at its Research and Development facility at Hamilton Hill, and Other revenues of $18,865.

Included in the net profit from ordinary activities is an amount of $1,953,705 being profit on the sale of land at Hamilton Hill, which was sold during the period for consideration of $2,600,000.

During the half year, an amount of $500,000 was loaned to another entity. Interest of 10% per annum is payable on the loan. However, as the loan was not repaid by the due date, an allowance for impairment of $500,000 was made at 31 December 2005. Cell Aquaculture is actively pursuing repayment of the loan.

+ See chapter 19 for defined terms

3. NTA backing

	Current period 31 December 2005	Previous corresponding period 31 December 2004
Net tangible asset backing per +ordinary security	4.95 cents	1.40 cents

4.1 Control gained over entities

Name of entity (or group of entities)	N/A
Date control gained	N/A
Contribution of such entities to the reporting entity's profit/ (loss) from ordinary activities during the period (where material).	$ -
Profit(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period.	$ -

4.2 Loss of control over entities

Name of entity (or group of entities)	N/A
Date control lost	N/A
Contribution of such entities to the reporting entity's profit/ (loss) from ordinary activities during the period (where material).	$ -
Consolidated profit/(loss) from ordinary activities of the controlled entity (or group of entities) whilst controlled during the whole of the previous corresponding period (where material).	$ -

+ See chapter 19 for defined terms

5 Dividends

Individual dividends per security

		Date dividend is payable	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	Interim dividend: Current year	N/A	- ¢	- ¢	- ¢
	Previous year	N/A	- ¢	- ¢	- ¢

6 Dividend Reinvestment Plans

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

7 Details of associates and joint venture entities

Name of associate/joint venture	Reporting entity's percentage holding		Contribution to Net profit/(loss) (where material)	
	Current Period	Previous corresponding period	Current Period	Previous corresponding period
Delta Aquaculture Services LLC (incorporated in Nevada, USA)	50%	-	-	-
Cell Aquaculture Netherlands Holding BV (incorporated in The Netherlands)	50%	-	-	-

Group's aggregate share of associates' and joint venture entities' profits/(losses) (where material):	Current period $A'000	Previous corresponding period - $A'000
Profit/(loss) from ordinary activities before tax	-	-
Income tax on ordinary activities	-	-
Profit/(loss) from ordinary activities after tax	-	-
Extraordinary items net of tax	-	-
Net profit/(loss)	-	-

Adjustments	-	-
Share of net profit/(loss) of associates and joint venture entities	-	-

8 Foreign entities

For foreign entities, details of origin of accounting standards used in compiling the report (e.g. International etc.)
N/A

9. If the accounts are subject to audit dispute or qualification, details are described below



Sign here: (Director) Date: 15/3/2006

Print name: Perryman Leach

CELL AQUACULTURE LTD

ABN 86 091 687 740

Interim Financial Report
for the Half-Year Ended 31 December 2005

CONTENTS

The directors of CELL AQUACULTURE LIMITED submit herewith the interim financial report of the Company for the half-year year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report is as follows:

Directors
The names of the directors in office at any time during or since the end of the financial year are:

Perryman James Leach
Peter Joseph Burns
David Richard Thomas
Edwin Leith Boyd (Resigned on 18 October 2005)
Quenton Harold Leach (Appointed alternate director for Perryman Leach on 2 September 2005)
Peter Gerard Burns (Appointed alternate director for Peter J Burns on 29 September 2005)
Robert Sewell (Appointed as non executive Chairman of the board of directors on 12 December 2005)
Rocky de Nys (Appointed as non executive director on 23 January 2006)

Review of Operations

The Directors are pleased to report on the strong progress the company has made in the short time since listing on the A.S.X. on 25th July 2005.

The company has recruited the necessary expertise in key areas to achieve its goals and have significantly strengthened the Board with the addition of Robert Sewell and Prof Rocky de Nys.

Following extensive market research and preliminary test marketing, the company is now concentrating its resources and marketing efforts towards the key markets of Europe, North America and Australia.

A summary of activities in each of these markets is as follows:

AUSTRALIA

- In July 2005 the Company successfully completed its Initial Public Offering and raised $4,549,720, net of share issue costs, to develop and market the 'Hatch to Dispatch' concept;
- After listing, the company sold and leased back its land at Hamilton Hill, resulting in a profit of $1,953,705. This additional capital will accelerate growth into the outlined target markets;
- Significantly upgraded facilities at the Hamilton Hill site to include a fully operational Nursery and commercial "Cell" production facility in building 2 for display and training purposes. This production facility, although principally a Research and

Development Facility, will also provide a source of cash flow for the company. Building 1 has now been established as a dedicated Research and Development facility to make further advancements to the base technologies;

- Finalised agreements with James Cook University for the establishment of a commercial hatchery and research and development facility to further advance new species development and supply fingerlings (baby fish) internationally, generating cash flow for the company;
- Established commercial scale fabrication and manufacturing facilities at Malaga to supply specialised Cell Aquaculture production equipment to key world markets. Plants for Australia, Europe and America have all now been completed;
- Designed and developed a range of products for the Australian marketplace. A Sales and Marketing Manager has now been appointed for Australia to capitalise on market opportunities such as the Federal Government's announcement in November 2005 to spend $220 million on buying back up to 50% of Australian commercial fishing licenses, as a consequence of the overfishing of Australian waters. This will create significant market opportunities for the Company in the near future, generating quick cash flow for the company.

EUROPE

- Designed, manufactured and installed specialised equipment in the Netherlands to establish the company's first joint venture European production facilities. These facilities will act as a 'Showpiece' and an excellent sales and marketing tool to promote further European expansion. The first batch of fingerlings (baby fish) were successfully sent to the plant on 3rd March 2006.
- Continued to actively market Australian Barramundi into Europe with very encouraging feedback. Subsequent to this financial period, Cell Aqua were proud to sponsor and supply Barramundi to a Royal Gala Dinner to celebrate 400 years of Australian and Dutch relations. This event was attended by distinguished guests, including: Dutch Royalty, The Dutch Prime Minister, The Australian Ambassador and Australian Foreign Minister;
- Currently developing further opportunities for production in the United Kingdom and Spain.

NORTH AMERICA

- After evaluations which commenced in August 2005, including Canada and the United States, the company proceeded towards the structuring and development of a joint venture company (Delta Aquaculture Services LLC) in the United States. Cell Aquaculture Ltd holds 50% of the issued capital in Delta.
- Extensive marketing of Australian Barramundi into the U.S. market has occurred over the last 9 months and the company is very encouraged by the findings;
- Delta has since acquired a fully operational hatchery in North America.
- Delta have committed to establishing North American 'Showpiece' production facilities. All relevant approvals are in place for this venture, all equipment has been manufactured in Perth and is due to be shipped to the United States in March 2006;

- Establishment of the Delta joint venture has now aligned Cell Aquaculture with one of the largest fresh produce marketing and distribution companies in the United States, paving the way for significant future growth.

Adoption of Australian Equivalents to IFRS
This interim financial report has been prepared under Australian equivalent to IFRS. A reconciliation between previous GAAP and Australian equivalents to IFRS has been included in Note 2 of this report.

Auditor's Declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

Signed in accordance with a resolution of the Board of Directors:



Perryman James Leach
DIRECTOR

Dated at Perth this 15th day of March 2006.



Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

15 March 2006

The Board of Directors
Cell Aquaculture Limited
PO Box 251
SOUTH FREMANTLE WA 6162

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with my half-year review of the financial report of Cell Aquaculture Limited for the half-year ended 31 December 2005 and in accordance with the provisions of the Corporations Act 2001.

As lead auditor I declare that, to the best of our knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this review;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this review.

Yours sincerely
HORWATH
Audit (WA) Pty Ltd

A G BEVAN
Director



Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent review report to members of Cell Aquaculture Limited

We have conducted an independent review of the accompanying financial report of Cell Aquaculture Limited for the half-year ended 31 December 2005. The financial report comprises the balance sheet at 31 December 2005, and the income statement, statement of changes in equity, cash flow statement, summary of significant accounting policies and other explanatory notes, and the directors' declaration for the half year then ended.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to perform an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia and the Corporations Act 2001, so as to present a view which is consistent with our understanding of the entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have complied with the independence requirements of the *Corporations Act 2001*.


Horwath

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cell Aquaculture Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

Dated the 15th day of March 2006.

HORWATH
Audit (WA) Pty Ltd

A G BEVAN
Director

The directors of the Company declare that:

1. The financial statements and notes set out on pages 9 to 24:

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flow, for the half-year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Perryman James Leach
DIRECTOR

Dated at Perth this 15th day of March 2006.

Cell Aquaculture Ltd ABN 86 091 687 740

INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	31.12.2005	31.12.2004
	$	$
Revenue from ordinary activities	132,172	58,856
Profit from sale of non current asset	1,953,705	-
Raw materials and consumables used	(22,130)	-
Marketing expenses	(44,672)	(41,818)
Communication expenses	(13,315)	(7,040)
Consultancy expenses	(86,757)	(39,091)
Consumables	(18,245)	(16,534)
Employee benefits expense	(434,317)	(265,720)
Insurance expenses	(32,743)	(15,916)
Occupancy Costs	(42,410)	(19,821)
Professional Costs	(124,823)	(26,767)
Travel Costs	(61,382)	(9,795)
Depreciation and amortisation expense	(59,990)	(55,525)
Borrowing costs expense	(9,349)	(52,561)
Impairment loss on loan receivable	(500,000)	-
Other expenses from ordinary activities	(89,235)	(1,926)
Profit/(loss) from ordinary activities before Income Tax Expense/ Benefit	546,509	(493,658)
Income tax benefit relating to ordinary activities	236,929	161,610
Net profit/(loss) from ordinary activities after income tax expense	783,438	(332,048)
	Cents Per Share	**Cents Per Share**
Basic earnings per share	0.68	(0.4)

The accompanying notes form part of these financial statements.

Cell Aquaculture Ltd ABN 86 091 687 740

BALANCE SHEET
AS AT 31 DECEMBER 2005

	31.12.2005 $	30.6.2005 $
CURRENT ASSETS		
Cash and cash equivalents	4,385,924	6,602
Receivables	573,315	43,207
Inventories	368,585	26,235
Other	-	323,219
TOTAL CURRENT ASSETS	5,327,824	399,263
NON CURRENT ASSETS		
Receivables	225,993	2,420
Investments accounted for using the equity method	273,542	-
Property, plant and equipment	489,475	1,143,590
Intangible assets	163,131	179,767
Development costs	698,804	569,754
TOTAL NON CURRENT ASSETS	1,850,945	1,895,531
TOTAL ASSETS	7,178,769	2,294,794
CURRENT LIABILITIES		
Payables	438,888	308,357
Interest Bearing Liabilities	-	309,266
Other	-	-
TOTAL CURRENT LIABILITIES	438,888	617,623
NON CURRENT LIABILITIES		
Interest bearing liabilities	-	270,448
TOTAL NON CURRENT LIABILITIES	-	270,448
TOTAL LIABILITIES	438,888	888,071
NET ASSETS	**6,739,881**	**1,406,723**
EQUITY		
Contributed equity	9,548,214	4,998,494
Accumulated losses	(3,122,083)	(3,905,521)
Reserve	313,750	313,750
TOTAL EQUITY	**6,739,881**	**1,406,723**

The accompanying notes form part of these financial statements.

Cell Aquaculture Ltd ABN 86 091 687 740

STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Share Capital	Retained Profits	Option Reserve	Total
Balance at 1.7.2004	3,307,200	(2,966,198)	-	341,002
Shares Issued during the year	1,697,099			1,697,099
Share Issue Costs	(5,805)			(5,805)
Options Granted			313,750	313,750
Profit/(Loss) attributable to members		(332,048)		(332,048)
Balance at 31.12.2004	4,998,494	(3,298,246)	313,750	2,013,998
Balance at 1.7.2005	4,998,494	(3,905,521)	313,750	1,406,723
Shares Issued during the year	5,201,400			5,201,400
Share Issue Costs	(651,680)			(651,680)
Profit/(Loss) attributable to members		783,438		783,438
Balance at 31.12.2005	9,548,214	(3,122,083)	313,750	6,739,881

The accompanying notes form part of these financial statements.

Cell Aquaculture Ltd ABN 86 091 687 740

CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	31.12.2005 $	31.12.2004 $
CASH FLOW FROM OPERATING ACTIVITIES		
Receipts from customers	11,346	22,421
Grant received	-	36,944
Interest received	88,424	355
Borrowing costs	(9,349)	(21,311)
Payments to suppliers and employees	(1,398,260)	(315,844)
Net Cash Provided by (Used in) Operating Activities	(1,307,839)	(277,435)
CASH FLOW FROM INVESTING ACTIVITIES		
Payments for Research & Development	(140,697)	(251,919)
Payments for Property, Plant and Equipment	(34,608)	(22,102)
Proceeds from Sale of Property, Plant and Equipment	2,859,653	-
Deposit	(300,000)	
Loan to other entities	(500,000)	-
Loan to Joint Venture Entities	(223,573)	
Investment in Joint Venture Entities	(273,542)	-
Net Cash Provided by (Used in) Investing Activities	1,387,233	(274,021)
CASH FLOW FROM FINANCING ACTIVITIES		
Payments for Prospectus and Shares Issue Costs	(329,044)	(67,115)
Proceeds from Share Issues	5,201,400	1,062,100
Share Issue Costs	-	(5,806)
Proceeds from Issue of Convertible Note	-	-
Repayment of Bank Loan	(298,484)	(17,271)
Repayment of Director's Loan	(63,500)	-
Repayment – Aquaculture Technology Agreement	-	(145,833)
Other loans	-	-
Net Cash Provided by (Used in) Financing Activities	4,510,372	826,075
Net increase/(decrease) in cash held	4,589,766	274,619
Cash at beginning of the financial year	(203,842)	110,309
Cash at the end of the financial year	**4,385,924**	**384,928**

The accompanying notes form part of these financial statements.

Note 1: Statement of Significant Accounting Policies

This financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards AASB 134 Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

(a) Income Tax

The change for current income tax expenses is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability settled. Deferred tax is credited to the income statements except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus incidental costs to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less where applicable any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of expected net cash flows which will be received from the assets employment and subsequent disposal.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceed of disposal, and is included in the Income Statement. Any realised revaluation increment relating to the disposed asset which is included in the revaluation reserve is transferred to retained earnings.

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, are depreciated over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to a depreciation charge.

The depreciation amount of fixed assets included buildings and capitalised lease asset, but excluding freehold, is depreciated on a straight line bases over their useful lives to the company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	5 %
Plant and equipment	5 – 40%

(d) Intangibles

Patents, Technology and Licences are valued in the accounts at cost of acquisition. They have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents, Technology and Licences are amortised over their

useful life.

(e) Research & Development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Development costs are capitalised only when technically feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on systematic basis matched to the future economic benefits over the useful life of the project.

Where a grant is received or receivable in relation to development costs which have been capitalised, the grant shall be deducted from the carrying amount.

Where a grant is received or receivable in relation to research costs which have been charged to profit and loss account during this or a prior financial year, the grant shall be credited to the Income Statement.

Where a grant is received in relation to the tax benefit of research and development costs, the grant is credited to income tax expense/benefit in the Income Statement upon receipt.

(f) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

(g) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in at call deposits with banks or financial institutions, investments in money market instruments maturing within less than two months, net of bank overdrafts.

(h) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers. Revenue from the rendering of a service is recognised upon the delivery of

the service to the customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(i) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(j) Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense as applicable.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

(k) Earnings Per Share

Basic earnings per share is determined by dividing the net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), by the weighted average number of ordinary shares, adjusted for any bonus element.

(l) Inventories

Inventories are measure at the lower of cost and net realisable value.

(m) Impairment of Assets

At each reporting date, the group reviews carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the Income Statement.

(n) Leases

Lease payments for operating leases, where substantially all the risks and benefits will remain with the lessor, are charged as expenses in the periods they are incurred.

Finance leases where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to the economic entity are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease.

(o) Investments in Associates and Joint Venture Entities

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting where significant influence is exercised over an investee. Significant influence exists where the investor has the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over those policies. The equity method of accounting recognises the group's share of past acquisition reserves of its associates.

The economic entity's interest in joint venture entities are brought to account using the equity method of accounting in the consolidated financial statements. The parent entity's interests in joint venture entities are brought to account using the cost method.

(p) Share based Payments

Under AASB 2 Share based Payments, the Company is required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Income Statement. This standard is not limited to options and also extends to other forms of equity based remuneration.

Note 2: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
Reconciliation of Equity at 1 July 2004

	Previous GAAP At 1.7.2004	Adjustments on introduction of Australian equivalents to IFRS	Australian Equivalents to IFRS At 1.7.2004
CURRENT ASSETS	$	$	$
Cash and cash equivalents	110,309	-	110,309
Receivables	53,512	-	53,512
Inventories	26,235	-	26,235
Other	1,082	-	1,082
TOTAL CURRENT ASSETS	191,138	-	191,138
NON CURRENT ASSETS			
Receivables	2,420	-	2,420
Property, plant and equipment	1,188,496	-	1,188,496
Intangible assets	212,767	-	212,767
Development costs	971,372	(769,042)	202,330
TOTAL NON CURRENT ASSETS	2,375,055	(769,042)	1,606,013
TOTAL ASSETS	2,566,193	(769,042)	1,797,151
CURRENT LIABILITIES			
Payables	310,002	-	310,002
Interest Bearing Liabilities	-	-	-
Other	55,000	-	55,000
TOTAL CURRENT LIABILITIES	365,002	-	365,002
NON CURRENT LIABILITIES			
Interest bearing liabilities	1,091,147	-	1,091,147
TOTAL NON CURRENT LIABILITIES	1,091,147	-	1,091,147
TOTAL LIABILITIES	1,456,149	-	1,456,149
NET ASSETS	**1,110,044**	**(769,042)**	**341,002**
EQUITY			
Contributed equity	3,307,200	-	3,307,200
Accumulated losses	(2,197,156)	(769,042)	(2,966,198)
TOTAL EQUITY	**1,110,044**	**(769,042)**	**341,002**

Reconciliation of Equity at 31 December 2004

	NOTE	Previous GAAP At 31.12.2004 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian Equivalents to IFRS At 31.12.2004 $
CURRENT ASSETS				
Cash and cash equivalents		384,928	-	384,928
Receivables		199,931	-	199,931
Inventories		26,235	-	26,235
Other		830	-	830
TOTAL CURRENT ASSETS		611,924	-	611,924
NON CURRENT ASSETS				
Receivables		2,420	-	2,420
Property, plant and equipment		1,171,958	-	1,171,958
Intangible assets		196,131	-	196,131
Development costs		1,290,406	(769,042)	521,364
TOTAL NON CURRENT ASSETS		2,660,915	(769,042)	1,891,873
TOTAL ASSETS		3,272,839	(769,042)	2,503,797
CURRENT LIABILITIES				
Payables		161,730	-	161,730
Provisions		4,193	-	4,193
TOTAL CURRENT LIABILITIES		165,923	-	165,923
NON CURRENT LIABILITIES				
Interest bearing liabilities		323,876	-	323,876
TOTAL NON CURRENT LIABILITIES		323,876	-	323,876
TOTAL LIABILITIES		489,799	-	489,799
NET ASSETS		**2,783,040**	**(769,042)**	**2,013,998**
EQUITY				
Contributed equity		5,199,744	(201,250)	4,998,494
Accumulated losses		(2,416,704)	(881,542)	(3,298,246)
Reserve		-	313,750	313,750
TOTAL EQUITY		**2,783,040**	**(769,042)**	**2,013,998**

Reconciliation of Equity at 30 June 2005

	Previous GAAP At 30.6.2005 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian Equivalents To IFRS At 30.6.2005 $
CURRENT ASSETS			
Cash and cash equivalents	6,602	-	6,602
Receivables	43,207	-	43,207
Inventories	26,235	-	26,235
Other	323,219	-	323,219
TOTAL CURRENT ASSETS	399,263	-	399,263
NON CURRENT ASSETS			
Receivables	2,420	-	2,420
Property, plant and equipment	1,143,590	-	1,143,590
Intangible assets	179,767	-	179,767
Development costs	1,461,270	(891,516)	569,754
TOTAL NON CURRENT ASSETS	2,787,047	(891,516)	1,895,531
TOTAL ASSETS	3,186,310	(891,516)	2,294,794
CURRENT LIABILITIES			
Payables	308,357	-	308,357
Interest bearing liabilities	309,266	-	309,266
TOTAL CURRENT LIABILITIES	617,623	-	617,623
NON CURRENT LIABILITIES			
Interest bearing liabilities	270,448	-	270,448
TOTAL NON CURRENT LIABILITIES	270,448	-	270,448
TOTAL LIABILITIES	888,071	-	888,071
NET ASSETS	**2,298,239**	**(891,516)**	**1,406,723**
EQUITY			
Contributed equity	5,199,744	(201,250)	4,998,494
Accumulated losses	(2,901,505)	(1,004,016)	(3,905,521)
Reserve	-	313,750	313,750
TOTAL EQUITY	**2,298,239**	**(891,516)**	**1,406,723**

Reconciliation of Profit or Loss for the half year 31 December 2004

	NOTE	Previous GAAP $	Effect of Transition to Australian Equivalent to IFRS $	Australian Equivalents to IFRS $
Revenue from ordinary activities		58,856	-	58,856
Raw materials and consumables used		-	-	-
Marketing expenses		(41,818)	-	(41,818)
Communication expenses		(7,040)	-	(7,040)
Consultancy expenses		(39,091)	-	(39,091)
Consumables		(16,534)	-	(16,534)
Employee benefits expense		(153,220)	(112,500)	(265,720)
Insurance expenses		(15,916)	-	(15,916)
Occupancy costs		(19,821)	-	(19,821)
Professional costs		(26,767)	-	(26,767)
Travel Costs		(9,795)	-	(9,795)
Depreciation and amortisation expense		(55,525)	-	(55,525)
Borrowing costs expense		(52,561)	-	(52,561)
Other expenses from ordinary activities		(1,926)	-	(1,926)
Profit/(loss)from ordinary activities before Income Tax Expense/ Benefit		(381,158)	(112,500)	(493,658)
Income tax benefit relating to ordinary activities		161,610	-	161,610
Net profit/(loss) from ordinary activities after income tax expense attributed to members of the company		(219,548)	(112,500)	(332,048)

Reconciliation of Profit or Loss for the full year to 30 June 2005

	NOTE	Previous GAAP $	Effect of Transition to Australian Equivalent to IFRS $	Australian Equivalents to IFRS $
Revenue from ordinary activities		70,747	-	70,747
Raw materials and consumables used		(18,973)	-	(18,973)
Marketing expenses		(48,556)	-	(48,556)
Communication expenses		(13,939)	-	(13,939)
Consultancy expenses		(150,036)	-	(150,036)
Consumables		(31,562)	-	(31,562)
Employee benefits expense		(236,464)	(112,500)	(348,964)
Insurance expenses		(31,256)	-	(31,256)
Occupancy Costs		(30,721)	-	(30,721)
Professional Costs		(107,756)	-	(107,756)
Travel Costs		(11,463)	-	(11,463)
Research Costs written off		-	(122,474)	(122,474)
Depreciation and amortisation expense		(113,525)	-	(113,525)
Borrowing costs expense		(70,055)	-	(70,055)
Other expenses from ordinary activities		(72,448)	-	(72,448)
Profit/(loss)from ordinary activities before Income Tax Expense/ Benefit		(866,007)	(234,974)	(1,100,981)
Income tax benefit relating to ordinary activities		161,658	-	161,658
Net profit/(loss) from ordinary activities after income tax expense attributed to members of the company		(704,349)	(234,974)	(939,323)

Note 3 Profit from Ordinary Activities

	31.12.2005 $	31.12.2004 $
The following revenue and expense items are relevant in explaining the financial performance for the interim period:		
Net gain on the disposal of land	1,953,705	-

Note 4 Issuances, Repurchases and Repayments of Securities

Movements in share capital during the six months to 31 December 2005 were as follows:

		Fully Paid Ordinary Shares	$
1/7/05	Opening balance	92,709,606	4,998,494
25/7/05	Share issue	26,007,000	5,201,400
	Costs of issue		(651,680)
31/12/05	Closing Balance	118,716,606	9,548,214

Note 5 Receivables

	31.12.2005 $	31.12.2004 $
Trade Debtors	35,875	5,521
Income Tax Refundable	237,440	-
Other Debtors	-	37,686
Loan – Other (Note 5(a))	500,000	-
Less allowance for impairment	(500,000)	-
Deposit (Refunded in January 2006)	300,000	-
	573,315	43,207

(a) The loan to other entity was repayable to Cell Aquaculture Ltd on 29 January 2006, and as it was not collected as at the date of this report, an allowance for impairment has been made. The Company is actively pursuing repayment of the loan. Interest of 10% per annum is payable on the loan.

Note 6 Contingent Liabilities

The Company had no contingent liabilities as at 31 December 2005.

Note 7 Segment Information

The economic entity operates predominantly in the aquacultural industry within Australia. At 31 December 2005 it had acquired interests in companies that will carry out aquacultural activities in the USA and The Netherlands. At 31 December 2005 a total of $497,115 has been provided as initial funding for the two associated companies, represented on the Balance Sheet as follows:

	USA	The Netherlands	Total
	$	$	$
Receivables	-	223,573	223,573
Investments	273,542	-	273,542
	273,542	223,573	497,115

For the period ended 31 December 2005 these entities had not yet traded, and accordingly there is no share of net profits of associates to be included in the Income Statement.

Note 8 Events Occurring after Balance Date

There were no material events occurring after balance date to the date of this Report.


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT **16th March 2006**

Cell Aquaculture Ltd (ASX Code: CAQ)

SHAREHOLDER NEWSLETTER

Please find attached a copy of a company shareholder newsletter mailed to shareholders today.

Perryman Leach
Managing Director
Cell Aquaculture Ltd

For further information on Cell Aquaculture please contact:

Perryman Leach
Managing Director
+61 (0) 417 023 999
info@cellaqua.com

Tom Murrell
8M Media & Communications
+61 (0) 417 984 996
tom@8mmedia.com

OR

visit www.cellaqua.com



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

INSIDE CELL

INVESTOR NEWSLETTER MARCH '06
www.cellaqua.com

Welcome

Welcome to *Inside Cell.* Our aim is to keep you informed and updated on the latest developments, decisions and direction at Cell Aquaculture Limited (ASX: CAQ)

It has been a very busy and highly productive time for the company since listing on the Australian Stock Exchange in July 2005. We remain committed to our vision to supply a full range of environmentally sustainable sea food services to the world.

EUROPEAN OVERVIEW

Cell Aquaculture Are Now Operational In Europe
We are delighted to report that the company's initial European joint venture production facilities are now operational in Tolbert, the Netherlands.

The company's first batch of Australian Barramundi fingerlings (baby fish) was successfully shipped to the facility, arriving on Friday 3rd March with a nil mortality rate. Initial sales of Australian Barramundi to the European market are scheduled in the third quarter of 2006.

"This is a significant milestone for the company, proving our business model and providing yet another solid foundation block towards delivering our goal to internationally expand our unique 'Hatch to Dispatch' offerings to grow high quality premium fish, on the doorstep of major world markets, in a controlled, land based, environmentally sustainable manner," said Cell Aqua Chairman, Robert Sewell.

The Dutch operations, built to exacting specifications, will act as a fully functional and commercial 'Display Facility', offering an excellent sales tool to further penetrate the European market.



"Cell Aqua's first European Barra make a successful touchdown in Tolbert, the Netherlands"

Cell Aqua have now appointed their Dutch joint venture partner, Mr Harrie Rutgers, as the CEO of European operations. Mr. Rutgers has been a Project Management consultant with a strong background in Sales and Marketing. Mr. Rutgers is now in the process of establishing a sales operation to promote further European expansion.

The company is currently actively working towards the development of a number of further European facilities.

Barra - A Big Hit In Europe!
Cell Aquaculture has recently conducted a number of highly successful European promotions, yielding strong demand for our Australian Barramundi and generating awareness of the company.

Due to chronic overfishing, the European Union has made dramatic cut-backs to their commercial fishing fleets over the last number of years. This has created a large 'window of opportunity' for the introduction of new seafood species to the European market.

Cell Aqua European Media Promotion
In November 2005, Cell Aqua invited major European Seafood and Aquaculture media to a company presentation at the Dutch facilities in Tolbert (North Holland). This presentation was attended by over 15 journalists.



"Media visiting Cell's European production facilities"

The presentation was followed by an Australian Barramundi lunch prepared for the media by high profile 'Michelin Star' Chef, Jan Gaastra, at the prestigious Restaurant Koriander (www.dekoriander.nl), in Drachden, North Holland.

This promotion yielded over 10 European newspaper and magazine articles and also a television news story.

The high quality Cell Aqua product and positive media received has resulted in a number of large European Seafood buyers coming forward with offers to purchase **the entire Dutch production** at pricing greater than initially budgeted by Cell.

This is obviously a significant outcome for Cell Aqua, with planning now well advanced for further European expansion.

Barra Promotion at 400 Year Dutch/Australia Celebrations
2006 marks the 400th Anniversary of contact between Australia and the Netherlands.

In March 1606 the crew of the Duyfken, a Dutch East India Company ship under the command of Captain Willem Janszoon, landed on Cape York Peninsula becoming the first recorded Europeans to set foot on Australian soil.

To commemorate this monumental event, on 30th January 2006, a 'Royal Gala Dinner' was held at The Ridderzaal (Knight's Hall) in the centre of Government House in The Hague, Netherlands.

Cell Aquaculture attained the high profile honour of being a sponsor of this event and supplied Australian Barramundi for the set menu of more than 400 highly distinguished guests, including:

- Hon Prince of Orange & Hon Princess Maxima of the Netherlands
- Hon Princess Margriet
- Prime Minister of the Netherlands – Hon Dr Jan Peter Balkenende
- Australian Ambassador – Mr Stephen Brady
- Australian Foreign Minister – Alexander Downer MP

Participation in this event provided Cell Aquaculture with an unparalleled forum to promote both the company and Australian Barramundi to the influential and affluent market of the Netherlands, generating keen interest in Cell's offerings.



"Fine Cell Aqua Barra, fit for a King"

Cell Aqua Advancing Spanish Venture
Cell Aqua have now entered into a preliminary agreement and received deposit payment to finalise a feasibility study, with a view to proceeding with a Joint Venture production facility in Spain. The facility is intended to be located in close proximity to Madrid to supply the extremely high seafood consumption market of over 5.8 million people in the Madrid metropolitan area.

Seafood is a dietary mainstay in Spain, with an extremely long seafaring tradition. Spanish per capita seafood consumption is more than double Europe's average, with the Spanish consuming in excess of 2 million metric tonnes of seafood per annum. Approximately half of the seafood supplied to the Spanish market is caught by the Spanish fishing fleets, with the shortfall being made up by imported product. Research indicates that the consumer preference in the greater Madrid market is for fresh seafood products.

This highlights a tremendous opportunity for Cell Aquaculture in the Spanish market and favourable discussions have been entered into for a partner to become an Authorised Sales and Marketing Representative in Spain to promote further expansion.

United Kingdom on the Horizon
Cell Aquaculture are in advanced negotiations with a large syndicate to establish production in the United Kingdom.

Cell Aqua company representatives will be in the U.K. in the coming weeks to assess a number of production sites. There has been a strong indication of significant Grant Funding available for this venture.

AMERICAN OVERVIEW

Major Expansion into the Americas
Following extensive evaluations which commenced almost 12 months ago, the company proceeded towards the structuring and development of a major joint venture company (Delta Aquaculture Services LLC) in the United States to market Cell Aqua's unique 'Hatch to Dispatch' production offerings and all other associated aquaculture businesses into the major markets of North America, South America and Canada (the Americas).

Cell Aquaculture holds 50 per cent of the issued capital in Delta.

The formation of Delta brings together a unique diversified blend of experience and expertise, which has hatched a new marketing philosophy for the company. As well as marketing Cell Aqua's 'Hatch to Dispatch' aquaculture offerings, it is the intention of Delta to establish itself as a major player in the aquaculture industry in the Americas. Delta are currently assessing feasibility, but not limited to, the following aquaculture related businesses:

- Farming of a range of high order seafood species 'on the markets doorstep' to supply targeted Premium markets;
- Operators of fish farming hatcheries to supply not only the Delta network, but other lucrative markets for fingerling (baby fish) supply;
- Marketers and sellers of aquaculture and related equipment (Cell Aqua specialised equipment and others);
- Manufacturing of 'key' Cell Aqua equipment and potential development of new innovative aquaculture offerings;
- Aquaculture Consulting Services (Hatchery and Grow-out development);
- Development of new aquaculture production species;
- Marketing, branding and distribution of Premium seafood produce;
- Financing.

A major highlight of the Delta venture has been the alignment of Cell Aqua with the Kingston Group of Companies. This relationship will pave the way for significant future growth.

Who Are Kingston Companies ?
Established over 25 years, Kingston Companies is a private, family-owned group of companies controlled by David O. Kingston. Through Kingston & Associates Marketing LLC, Kingston is one of the largest distributors and marketers of produce products in the United States, with products including fresh potatoes, onions, lettuce, broccoli, tomatoes, green onions, string beans and sweet pineapples. Kingston & Associates Marketing LLC serves the wholesale foodservice industry and major restaurant chains. High quality products and superior customer service, a hallmark of the Kingston family of companies, is maintained through a network of

integrated companies, who own and operate farmland, own, operate and schedule transportation needs and provide other management services for its customers. Kingston Companies have offices in Idaho Falls, ID, Monterey, CA, McLean, VA, Liberty, MS, San Jose, Costa Rica, Lima, Peru and Gold River, BC.



"Perry Leach (Cell Aqua Managing Director) with Gary Olsen (President of RS&I Inc Satellite & Communications and partner in Delta Aquaculture)

Delta Hatchery Acquisition

The Delta joint venture has recently acquired a fully operational hatchery in North America, which will generate a healthy source of cash flow for the company.

The newly acquired hatchery currently produces Red Drum fingerlings - a high quality white fleshed table fish, with strong demand and well accepted in the U.S. market. This hatchery acquisition will fast track Cell's expansion into the Americas.

The hatchery has now also been granted permission to import and grow-out Australian Barramundi fingerlings which will be flown in from Cell's Australian hatcheries.

Delta have also secured the services of Mr. Paul Picard to act as Hatchery Manager. Mr. Picard has had a successful career spanning over 16 years in the aquaculture industry and has profitably operated both Hatchery and Grow-out operations throughout the United States. A business of Mr. Picard's "AgriVentures" holds approval to cultivate and market 16 species of fish and he is also a shareholder in Delta.

North American 'Show Case' Facility

Delta have now also committed to establishing a large scale North American 'Display facility'. As well as providing a strong cash flow, once operational, this display will provide Delta with an extremely valuable marketing tool to promote further expansion in the Americas.

All relevant approvals are in place for this venture, all equipment has been manufactured in Perth and is currently being shipped to the United States.



"The U.S. Hatchery Operation"

AUSTRALIAN OVERVIEW

Development of Company Hatchery and R & D Facilities

Cell Aqua have finalised agreements with James Cook University in Townsville, for the establishment of a commercial hatchery and research and development facility to further advance new species development and supply fingerlings (baby fish) internationally. This will create a strong cash flow for the company.

What's New at the Hamilton Hill Site

Following the recent sale of the Hamilton Hill site for $2.6 million and subsequent lease back, the additional capital from this transaction has been injected back into the company to accelerate growth.

Cell Aqua has now significantly upgraded facilities at the Hamilton Hill site to include a fully operational Nursery and commercial "Cell" production facility in building 2 for display and training purposes. This production facility will also provide a source of cash flow for the company. Building 1 has now been established as a dedicated Research and Development facility to make further advancements to the base technologies and investigate a full range of new aquaculture offerings.

Expansion of Cell Aqua's Fabrication and Manufacturing Facilities

Since listing, Cell Aqua has established commercial scale fabrication and manufacturing facilities at Malaga to supply specialised Cell Aquaculture production equipment to key world markets.

As a result of Cell Aqua's rapid expansion into the European, United States and Australian markets, the company has already had to expand its fabrication and manufacturing capabilities.



"The fabrication team busy at work"

A lease has now been taken on a second factory unit adjoining our existing production facility in Malaga, Western Australia to enable the fabrication team to keep up with supply.

Plants for Australia, Europe and America have all now been completed.

Cell Aqua are also currently assessing a number of further manufacturing opportunities in various parts of the world.

New Product Development to Capitalise on Australian Opportunities

Since listing, Cell Aqua have designed and developed a range of products tailored to the Australian marketplace. A Sales and Marketing Manager, Mr Dale Harris, has now been appointed for

Australia, to capitalise on market opportunities such as the Federal Government's announcement in November 2005 to spend $220 million on buying back up to 50 per cent of Australian commercial fishing licenses, as a consequence of the over fishing of Australian waters. This will create significant market opportunities for Cell Aqua in the near future, generating quick cash flow for the company.

Cell are now actively promoting these offerings throughout Australia and anticipate strong sales performance. One avenue for promoting these offerings is aimed at existing farmers wishing to diversify from their traditional farming activities. Cell Aqua recently exhibited at a major agricultural trade show in Wagin, Western Australia, yielding very keen interest.



"Cell Aqua exhibiting at Wagin Woolarama Agriculture Show"

Presentation to the ASX

On Tuesday 7th March, Cell Aqua's new Chairman, Mr Robert Sewell was invited to give a presentation on the company to potential investment groups at the Australian Stock Exchange building in Perth.

You may download a 'Live' version of this presentation from the "**Investors**" section of our website: ***www.cellaqua.com***

Cell in the Press

Cell has recently received some excellent media exposure. To see all the latest media coverage, refer to the "**Cell in the Press**" section of our website: ***www.cellaqua.com***

Tell Your Friends

As you can see, we have been busy at Cell Aqua. If you like what we are doing, tell your friends to be a part of our international 'Hatch to Dispatch' expansion.

Any potential investors wishing to view our Hamilton Hill facilities can make an appointment with Peter Burns (Sales and Marketing Manager) and he would be delighted to show you how we take the risk out of growing fish, enabling production on any market's doorstep, in the most environmentally sustainable manner possible.

You can contact Peter on **(08) 9336 7122** or **0411 463 399** or **pburns@cellaqua.com**

Receive Inside Cell Electronically

Given that we are a very environmentally focused company, we would like to send you future editions of Inside Cell electronically. This will save trees **and** money.

You can subscribe on the homepage of our website: ***www.cellaqua.com*** or simply e-mail your name and e-mail address to ***pburns@cellaqua.com*** and we will add you to the electronic database.

Who's New at Cell



Mr Robert Sewell AM, FAICD – Chairman

Mr Sewell joined the board of Cell Aqua as non-executive Chairman in December 2005. Mr Sewell became a director of the Grain Pool of WA in 1978, serving as chairman from 1992 to 2002, where he led the merger with Co-operative Bulk Handling. Mr Sewell served as chairman of the merged entity for 18 months and remains a non-executive director of the CBH group of companies. Mr Sewell was awarded the member of the Order of Australia (AM) in 2004 for services to the grain industry and international marketing. Mr Sewell is a forward thinking business leader who recognises the potential of the aquaculture industry and is an invaluable addition to assist Cell Aqua realise its international potential.



Prof Rocky De Nys PhD (marine biology) GdipMgt, MRACI, CChem – non executive Director

Professor De Nys PhD is a marine biologist and one of the world's foremost authorities on aquaculture. He leads the internationally recognised aquaculture research and development centre at James Cook University in Queensland. Professor De Nys is also a director of Intaqt Pty Ltd, a Melbourne based marine biotechnology company, which has been consulting to Cell Aqua for several years. He has successfully led complex team based research programs in aquaculture, resulting in five international patents and over 70 internationally peer reviewed scientific publications.



Dr Leo Nankervis PhD – Manager of Hatchery Operations and Research & Development

Dr Nankervis has recently completed his PhD at James Cook University and is a specialist in Australian Barramundi. Leo is responsible for the management of Cell Aqua's hatchery operations and driving research & development programs for new species research and also advancements in the base Cell Aqua technologies. Leo has previously been actively involved in new species development programs throughout Australasia.



Mr Dale Harris BSc (hons Agriculture) – Manager Sales & Marketing Australasia

Dale has recently joined the Cell Aqua team and is responsible for Sales & Marketing in Australasia. He has a Bachelor of Science degree in Agriculture and is currently studying an MBA with a focus on marketing and international business relationships. Dale has extensive experience in marketing highly technical products to the intensive animal production industries in Australia, Asia and Latin America and brings strong sales experience to the team.


AQUACULTURE LTD

ASX ANNOUNCEMENT **17th March 2006**

Cell Aquaculture Ltd (ASX Code: CAQ)

INVESTOR PRESENTATION

Please find attached a copy of a current investor presentation on Cell Aquaculture Ltd.

Perryman Leach
Managing Director
Cell Aquaculture Ltd

For further information on Cell Aquaculture please contact:

Perryman Leach
Managing Director
+61 (0) 417 023 999
info@cellaqua.com

Tom Murrell
8M Media & Communications
+61 (0) 417 984 996
tom@8mmedia.com

OR

visit www.cellaqua.com



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cēll
AQUACULTURE LTD

Cell Aquaculture Ltd

Address by
ROBERT SEWELL AM
Chairman
Cell Aquaculture Ltd

Ph: (08) 9672 1041
Mob: 0418 947 416
E-mail: info@cellaqua.com
www.cellaqua.com


Cell
AQUACULTURE LTD

WHO IS CELL AQUACULTURE ?

- Innovative West Australian aquaculture company based in South Fremantle
- Spent 9 years Researching & Developing a unique aquaculture production technology and Vertically Integrated "Hatch to Dispatch" concept
- Successfully raised $5.2 million in Initial Public Offering and listed on A.S.X. in July 2005 with strong investor support
- A further $2.6 million was raised by selling company land to fund international growth
- Strong demand for stock, ESPECIALLY BY GREEN AND ETHICAL INVESTORS and currently trading at a premium above the listing price



Cell AQUACULTURE LTD

THE CHALLENGE OF FEEDING THE WORLD

- Many of the world's fisheries are fully fished or over fished
- World population IS growing AND seafood demand increasing, especially in Western countries as a healthy food alternative to combat obesity
- This 'Supply Gap' is predicted to increase dramatically over the coming decades and the shortfall can only be filled by aquaculture

"Cell Aquaculture are well poised to take advantage of this significant market opportunity"



Cell AQUACULTURE LTD

MAJOR ISSUES FACING TRADITIONAL AQUACULTURE

- Significant environmental impact from intensive farming operations
- Complex operating systems
- High-risk operations in open waterways, such as Salmon & Tuna farms
- Poor and inconsistent product yields because of ...
  - Disease
  - Water quality issues
  - Little control in open water environments
- Long distances from farming operations to major markets causes logistics, transport and freshness issues

"CELL AQUA addresses all these major issues"

Cell AQUACULTURE LTD

WHAT IS THE "HATCH TO DISPATCH" CONCEPT ??

- Inventor and Managing Director Perry Leach is a Civil Engineer with an extensive background in the intensive Pig and Chicken farming industries who has applied these tried and proven business principles and models to aquaculture. He believes intensive aquaculture is 10 to 15 years behind the pig and chicken industries.
- *The aim of our company is to take the risk out of growing fish – so we provide a bundle of services including PLANT, FISH AND CONSULTING SERVICES.*
- The "Hatch to Dispatch" concept is a completely vertically integrated aquaculture production offering encompassing everything from "Hatch to Dispatch" !!

"HATCH" → GROW → VALUE ADD → "DISPATCH"

(Disease Free Baby Fish)



(Cell Aqua Production System)



(Processing & Branding)




Cell
AQUACULTURE LTD

BENEFITS OF THE CELL AQUA SYSTEM

- Environmentally Responsible
  - Closed recirculation technology
  - Controllable sealed operating environment
  - All wastes recycled into high grade fertilizer or used in aquaponics (Nitrates and Ammonias for Tomato, Lettuce production etc.)
  - No Odours
  - No Chemicals, Antibiotics, Genetic Modifications in growth process
- Locate virtually anywhere – Right on the doorstep to major markets – Ultimate Freshness or Live produce if required – At competitive pricing
- Company owned hatcheries
  - Consistent supply of premium starter stock (baby fish)
  - Advanced breeding programs
  - Highly controlled bio-secure environment
  - Unique Disease screening processes/technologies
  - Highly developed fingerling transportation methods
- Ongoing new species Research & Development for future production



Cell
AQUACULTURE LTD

WHAT IS THE CELL SYSTEM ??

- Modular Design – like a Lego kit for expansion
  - Isolated systems minimise potential losses from disease
  - Minimal risk of total system failure
- Advanced, efficient water treatment and filtration technologies
- Reliable consistent year round production with no seasonal variance
  Approx 5-6 months to Plate Size (450-500g)
  and 8-9 months to Fillet Size (800-900g)
- Simple low-cost operation
  - No special skills required by system operators
  - Cell provides full training, operating procedures, back-up support
- Capital efficient – Attractive returns for investors/operators



"A Cell Aqua Production Module"

Cell AQUACULTURE LTD

WHY ARE WE DIFFERENT?

THE THREE T'S

- TECHNOLOGY - PROVEN, LOW RISK AND COST-EFFECTIVE re-circulating system to grow fish in a controlled, environmentally sustainable environment.
- TABLE FRESH - Our goal is to grow high quality premium fish everywhere in the world and supply it at peak freshness 'Right on any market's door-step'.
- TREND LEADER – A chronic over-fishing of natural seafood stocks is leading to an enormous demand for high quality premium seafood and Cell Aquaculture is well positioned as a market leader to satisfy this consumer trend.



"50 tonne Cell System, now established in the Netherlands"

The Cell Aqua 'modules' are simply expanded to meet demand

Cell AQUACULTURE LTD

THE BUSINESS MODEL

- Target key markets – Europe, North America, Asia & Australia
- Selected 50:50 Joint Venture production companies established in key markets to act as Showpiece/Training facilities
- Network of system operators established in key target markets
- Provision of all other aquaculture related offerings
- Possible guaranteed buy back of product in various key markets
- Product marketing Co-Op similar to the Ingham Chicken Model
- Company owned 'Disease Minimised' hatcheries to supply premium starter stock to the network - (initially Barramundi – other species to follow)
- Manufacturing and sale of key/proprietary plant components
- New Species R & D – Strong Strategic Alliance with James Cook University
- Value adding of products using company packaging & trade marked brand





Cell AQUACULTURE LTD

PROGRESS SINCE LISTING

- Successfully established commercial operating production facilities in Europe
- Recently established a major Joint Venture for America – Delta Aquaculture Services LLC – Cell Aqua owns 50 per cent of Delta
- The Delta Joint Venture has now aligned Cell Aqua with Kingston Companies – one of the largest fresh produce marketers and distributors in the United States
- Establishing company owned hatchery and new species development facilities in Australia
- Acquired a fully operational hatchery facility in the United States
- Established full commercial scale manufacturing and production facilities in Malaga, Western Australia
- Significantly upgraded production capabilities and new research & development facilities at the Hamilton Hill site, Western Australia
- In advanced feasibility stages for further development into the United Kingdom and Spain


Cell
AQUACULTURE LTD

SOURCES OF REVENUE

- Profit distribution from Joint Venture companies
- Licensing of technology
- Sale of proprietary equipment and consumables
- Ongoing Sales of premium 'Disease Minimised' starter stock from company hatcheries
- Marketing fees for use of company brands
- Servicing, Maintenance, Consulting, Spare Parts
- Commercialisation of new R & D findings
- Sale of feed







Cell
AQUACULTURE LTD

IMPORTANT NUMBERS

- Just over 700 shareholders with 60 percent high net worth individuals and the remainder small investors and institutions
- Just under 120 million shares on offer
  (Approx. 40 million under escrow until July '07)
- Market capitalization more than $30 million with $4.4 million in cash reserves
  (Based on all shares on issue – including escrowed stock)


Cell
AQUACULTURE LTD

AN EXPERIENCED BOARD OF MANAGEMENT

- Robert Sewell – Chairman – Also Director of Co-operative Bulk Handling Group (C.B.H.), strong international marketing and primary production background.
- Perry Leach – Managing Director – civil engineer, project manager and licensed builder who has developed the technology.
- Dr David Thomas, Non-Executive Director – animal food and feed scientist.
- Professor Rocky de Nys, Non-Executive Director – Head of Aquaculture at James Cook University.
- Peter Burns, Non-Executive Director – specialist in international sales and marketing.



Cell AQUACULTURE LTD

SUMMARY

- Imagine being in a dry, red, dusty city like Las Vegas or Alice Springs – millions of miles away from the sea
- You are at a top class restaurant and order fresh char grilled Barra from the menu and it comes from a production facility just minutes from the restaurant and tastes superb
- The plant, the fish and the expertise all come from Cell Aquaculture and perhaps the fish food even comes from a Lupin farm in Western Australia's wheatbelt !
- Be aware of Cell Aqua, monitor and take more interest in the company because we take the risk out of growing fish, we're solving the problem of the chronic over fishing of natural fish stocks and we will achieve our goal of growing high quality premium fish everywhere in the world.





Cell AQUACULTURE LTD


Cell
AQUACULTURE LTD

ASX Release

3rd April 2006

CELL SECURES US FISH FACILITY

Cell Aquaculture Ltd (ASX: CAQ) has secured a site at Centerville, Missouri for its first fish hatchery and grow-out facility in the US.

Delta Aquaculture, a joint venture between Cell and a group of US industrialists, has entered into an 18-month lease with an option to purchase agreement for a former textile facility, including land and buildings.

Delta intends to use the three hectare, 5,000 square metre facility to expand its local hatchery and fish R&D and consulting businesses by designing, installing and operating a state-of-the-art recirculation fish hatchery and grow-out facility.

"We are delighted with this new development and expect to produce 50,000 kilograms of live fish a year," said Cell Chairman Robert Sewell.

Delta has identified several food species for this facility, which are in demand by the restaurant and foodservice industry and specialty retail trade in the US.

"We plan to start installation of equipment over the next two months with a view to initial operations starting by the end of the year," said Mr Sewell.

"We are all excited about the prospects for this new business because it is located in ideal premises, close to markets and with enough room for future expansion," he said.

About Cell Aqua
Cell Aqua listed on the Australian Stock Exchange in July 2005 to supply a full range of environmentally sustainable sea food services. Cell Aqua has successfully built and is commissioning its first European production facility in the Netherlands and aims to be a global company involved in all aspects of the production and sale of quality high end priced seafood.

About Delta Aquaculture Services, LLC
Delta Aquaculture is a joint venture between Cell Aquaculture Ltd (ASX: CAQ) and a group of US industrialists. Delta Aquaculture has the exclusive license agreement for the Americas to market and sell Cell Aqua's proprietary "Hatch to Dispatch" recirculation production equipment offerings and other associated aquaculture offerings including consulting services and development of new aquaculture production species. In addition, Delta Aquaculture manages a Redfish hatchery and a pond-stocking and lake management business. The Company has US offices in Liberty, Missouri, Monterey, California and Las Vegas, Nevada.

ENDS



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

CELL AQUACULTURE LTD

For further information contact: Robert Sewell on +61 (0) 418 947 416 or Thomas Murrell +61 (0) 417 984 996.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Cell Aquaculture Limited

ABN

86 091 687 740

Quarter ended ("current quarter")

31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (9 months) $A
1.1	Receipts from customers		40,801	52,147
1.2	Payments for	(a) staff costs	(173,682)	(444,803)
		(b) advertising and marketing	(20,142)	(69,676)
		(c) research and development	(58,411)	(199,108)
		(d) joint venture costs	(87,288)	(410,051)
		(e) other operating expenses	(245,369)	(1,000,211)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		60,063	148,487
1.5	Interest and other costs of finance paid		-	(9,349)
1.6	Income taxes paid		-	-
1.7	Other – ATO Refund		236,929	236,929
	Net operating cash flows		(247,099)	(1,695,635)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (9 months) $A
1.8	Net operating cash flows (carried forward)	(247,099)	(1,695,635)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(111,485)	(146,093)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	2,599,653
	(e) other non-current assets	-	-
1.11	Loans to other entities		
	-Joint Venture Companies	(381,303)	(878,418)
	-Other	-	(500,000)
1.12	Loans repaid by other entities	-	-
1.13	Other:		
	(a) Deposit – Marine Farms Ltd	-	(300,000)
	(b) Refund Marine Farms Ltd	300,000	300,000
	(b) GST collected on sale of property	-	260,000
	(c) GST remitted to ATO	(260,000)	(260,000)
	Net investing cash flows	(452,788)	1,075,142
1.14	**Total operating and investing cash flows**	(699,887)	(620,493)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	5,201,400
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(361,984)
1.19	Dividends paid	-	-
1.20	Share issue costs	(4,375)	(333,419)
	Net financing cash flows	(4,375)	4,505,997
	Net increase (decrease) in cash held	(704,262)	3,885,504
1.21	Cash at beginning of quarter/year to date	4,385,924	(203,842)
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3,681,662	3,681,662

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	133,820
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of consultancy, salaries, wages and superannuation for directors and alternate directors for services provided to the company during the quarter ended 31 March 2006.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	3,681,662	4,385,924
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	3,681,662	4,385,924

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: (Director) Date: 26/04/2006.

Print name: Perryman Leach

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

APPENDIX A – Flow chart of smartnumbers™ public auction



Person has interest in obtaining a smartnumber™
Registration
Person registers to use the auction system and pays registration fee of $88
Application
Person and CSP jointly lodge allocation application for a smartnumber™
Participation
Person lodges a participation notice which triggers an auction to be scheduled and constitutes the first bid at the reserve price (or higher if nominated by the person)
No
Is auction already scheduled?
Yes
Person can bid provided he/she has a valid allocation application for that smartnumber™
Auctions
Auction commences at 11.00 am on the scheduled auction day. (Auction is scheduled at least 10 working days after the first participation notice is lodged)
Person who lodged participation notice acquires rights of use to the smartnumber™ at reserve price following payment
No
Is there more than one bidder?
Yes
Highest bidder is deemed successful bidder
14 days after close of the auction to pay eligible amount
Rights of use are not granted, and the smartnumber™ is regarded as 'defaulted'. Eligible amount is a debt to the Commonwealth and remains outstanding
No
Has payment been made?
Yes
Successful bidder acquires rights of use to the smartnumber™
Allocation
smartnumber™ is allocated to the carriage service provider
Issue
Carriage service provider issues smartnumber™ to successful bidder after completion of contractual arrangements

CELL AQUACULTURE LTD

ASX ANNOUNCEMENT **1st May 2006**

Baby Barra Go Dutch

Thirteen thousand Australian baby barramundi have arrived safely in Holland as part of expansion plans by Fremantle-based Cell Aquaculture Ltd (ASX: CAQ).

This is the second batch of Australian Barramundi fingerlings to be successfully air freighted to the company's joint venture production facilities in Tolbert, the Netherlands.

"We've had an outstanding survival rate and all fish have settled in and are performing well in the isolated nursery systems, where they have been graded to promote growth and welfare," said Cell Chairman Robert Sewell.

The fish will shortly be moved into the main 'grow-out' systems and deliveries of fingerlings every two months will bring the facility to full capacity.

"This latest shipment is a clear demonstration of the feasibility of the whole supply chain system," said Mr Sewell.



The Holland venture has been built to a high spec to act as a European 'display facility'

"This controlled, sealed environment replicates exactly what we have done and proven in Australia for many years and we are confident of the long term viability of our Hatch to Dispatch business model to grow premium quality fish on the door-step of major world markets," he said.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell
AQUACULTURE LTD



The enclosed sealed building provides the perfect conditions for optimum Barramundi growth

Cell Aquaculture will be exhibiting at the upcoming European Seafood Expo in Brussels from 9th – 11th May. This is Europe's premier seafood event, with literally thousands of qualified seafood buyers looking for a reliable supply of new seafood products.

Cell Aqua's Managing Director, Perry Leach is currently in the United Kingdom to further advance opportunities to enter this market.

ENDS

For further information contact:

Robert Sewell, Chairman **+61 (0) 418 947 416** or

Thomas Murrell **+61 (0) 417 984 996**



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell
AQUACULTURE LTD

ASX Announcement **30th May 2006**

CELL PRODUCES FIRST BATCH OF FINGERLINGS FROM ITS LARVAL REARING SYSTEM

Fremantle-based Cell Aquaculture Limited (ASX: CAQ) has successfully produced its first batch of fingerlings from its larval rearing system at James Cook University, Townsville, Queensland.

Production of these fingerlings, which have been cleared by QDPI&F for disease and export from Queensland, means that the first batch of Cell's own fingerlings are ready to be transported to its vertically integrated production systems in Tolbert in the Netherlands, and Centerville in Mississippi, USA.

Twenty thousand (20,000) 30-day old fingerlings, each approximately 30 millimetres in length, will be shipped to the joint venture grow-out facilities over the coming weeks. Cell's production from the larval rearing facility, which uses the unique passive grading system, completes one of the final steps in the integrated production system for barramundi in Australia, Europe and the USA.

The successful production of juvenile fish secures supply of fingerlings for the European and USA operations with bi-monthly production scheduled for fingerling export and sales.

ENDS

For further information please contact Robert Sewell, Chairman, on +61 (0) 418 947 416.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell
AQUACULTURE LTD

ASX Announcement **8th June 2006**

CELL AQUA APPOINTS NEW MD

Fremantle-based Cell Aquaculture Limited (ASX: CAQ) has appointed international agribusiness executive Geoff Wilton as Managing Director.

Mr Wilton was previously the Chief Executive Officer at Kailis and France Foods Pty Ltd.

"We are delighted to have someone with Geoff's international executive experience to take the company to the next level and really take off on the world stage," said Cell Aquaculture Chairman Robert Sewell.

Cell Aquaculture founding Managing Director Perry Leach will remain on the Board as a non-Executive Director with an ongoing role in research and development.

"I'd like to thank Perry for his vision, drive and energy in creating Cell's innovative technology and unique 'hatch to dispatch' system and now is the time to commercially capitalise on both the technology and the increasing worldwide demand to provide seafood suppliers with alternatives to wild caught fish stocks," said Mr Sewell.

Mr Wilton has a Bachelor of Agricultural Science.

Mr Wilton has previously worked in executive management positions for Inghams Enterprises, the Sumich Group, Grace Worldwide and TNT Express in Australia, Asia, Africa, the Middle East, Europe, Japan and South America.

In the capacity of a national general manager role he oversaw the world's largest logistics contract for distribution of tickets to the Sydney 2000 Olympic Games.

He is a specialist in developing new market options and building shareholder wealth through international project management in the fast moving consumer goods, logistics and intensive animal industries.

"I am excited about the challenge and potential to participate in a unique business based in Perth, supplying global markets and participating as a major player in the world aquacultural market," said Mr Wilton.

Mr Wilton has been appointed on a three year contract and will receive a fixed remuneration package of $285,000 per annum plus statutory superannuation. There is also provision for him to receive up to 1.5 million options after one year, up to 3.5 million options after two years and up to 5% of the issued capital of the company after three years. These incentive components are referable to the achievement of significant performance milestones. With respect to the terms of termination, after six months either party must give one month's notice or payment in lieu thereof, thereafter up to two years either party must give three month's notice or payment in lieu thereof and between two and three years either party must give three month's notice or payment in lieu thereof.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

About Cell Aqua
Cell Aqua listed on the Australian Stock Exchange in July 2005 to supply a full range of environmentally sustainable sea food services. Cell Aqua has successfully built its first European production facility in the Netherlands, signed an agreement in the US and aims to be a global company involved in all aspects of the production and sale of quality high end priced seafood.

ENDS

For further information contact: Robert Sewell on +61 (0) 418 947 416 or Thomas Murrell +61 (0) 417 984 996.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

MEDIA RELEASE **12th June 2006**

Baby Barra Make Splash In US

Thirteen thousand Australian baby barramundi have arrived safely in the United States as part of expansion plans by Fremantle-based Cell Aquaculture Ltd (ASX: CAQ).

The milestone means the U.S. production facilities through joint venture partner Delta Aquaculture Services are now operational.

"It is extremely rewarding to take another major step forward in our international expansion to produce high quality premium fish on the doorstep of major world markets," said Cell Chairman Robert Sewell.

The Barramundi fingerlings were produced and shipped from Cell's larval rearing systems at James Cook University in Townsville Queensland.

"With our production technology well proven in Australia, one of our major hurdles to developing our business model overseas was to successfully ship our Barramundi fingerlings through the right logistical and regulatory channels. We have now comprehensively proven that we have the capability to do this, with successful fingerling shipments now into Europe and the United States with incredible survival rates," Mr Sewell said.

As with the company's European production facilities, the United States operations have been built to a high specification to act as a Production Facility that will double as a display, offering an excellent sales tool to further develop into the U.S. market.

Delta Aquaculture have identified a number of fish species for production in this facility which are in high demand by the restaurant and food service industry and specialty retail trade in the U.S.

Mr Sewell is currently travelling to Cell Aqua's European facilities and will then visit the company's 5,000m^2 facilities in the United States to view the progress first hand and assess expansion opportunities.

"This is a very exciting time to become involved in Cell Aqua's international development. With the company now producing Australian Barramundi on three continents, I believe we have a very solid foundation to build from and a very exciting future ahead in taking our unique 'Hatch to Dispatch' concept to the global arena," said newly appointed Managing Director Geoff Wilton.

Initial sales of Australian Barramundi to the United States market are scheduled in the latter part of 2006 as expected.



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com


Cell
AQUACULTURE LTD

About Cell Aquaculture Ltd

After almost ten years of development, Cell Aquaculture Ltd is now successfully implementing the international expansion of its unique 'Hatch to Dispatch' concept to grow high quality premium fish, on the doorstep of major world markets, in a controlled, land based, environmentally sustainable manner. Cell Aqua now has production of Barramundi on the three continents of Australia, Europe and the United States.

About Delta Aquaculture Services LLC

Delta Aquaculture Services LLC is a joint venture between Cell Aqua and a group of US industrialists. Through the Delta Aquaculture venture, Barramundi production is now being established in the United States and a number of further aquaculture production species are currently under development. Delta Aquaculture also manages a Redfish hatchery and a pond stocking and lake management business. The company has offices in Liberty, Mississippi, Monterey, California and Las Vegas, Nevada.

ENDS

For further information contact:

Robert Sewell, Chairman **+61 (0) 418 947 416** or Thomas Murrell **+61 (0) 417 984 996**

www.cellaqua.com



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CELL AQUACULTURE LIMITED
ABN 86 091 687 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Leding Wilton
Date of appointment	6 June 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest **Nil**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

EXCALIBUR
MINING CORPORATION LIMITED

13 June 2006

Announcements
Australian Stock Exchange Limited

Cell Aquaculture Limited – Supreme Court proceedings

Supreme Court proceedings have been commenced against the Company by Cell Aquaculture Limited (**Cell**) in which Cell demands the payment of $500,000 from the Company in relation to moneys which Cell alleges was advanced to the Company in or about July 2005.

The Company denies that at any time whatsoever did Cell advance $500,000 or any moneys whatsoever to the Company and the proceedings will be vigorously defended. The Company notes that Cell, in its claim, admits that it made a payment of $500,000 to Quest Investments Limited, which company is not associated with Excalibur or any of its directors.

Yours faithfully

Alex Bajada
Director

ABN 91 008 021 118
Suite 4, 10 Canning Highway
South Perth, Western Australia 6151
Telephone: (+618) 9367 8988 Facsimile: (+618) 9367 7654

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Cell Aquaculture Limited

ABN

86 091 687 740

Quarter ended ("current quarter")

30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (12 months) $A
1.1	Receipts from customers	9,373	61,520
1.2	Payments for (a) staff costs	(218,986)	(663,789)
	(b) advertising and marketing	(79,379)	(149,055)
	(c) research and development	(163,438)	(362,546)
	(d) joint venture costs	(19,539)	(429,590)
	(e) other operating expenses	(361,301)	(1,361,512)
	(f) inventories	(36,689)	(36,689)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	44,093	192,580
1.5	Interest and other costs of finance paid	-	(9,349)
1.6	Income taxes paid	-	-
1.7	Other – ATO Refund	-	236,929
	Net operating cash flows	(825,866)	(2,521,501)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (12 months) $A
1.8	Net operating cash flows (carried forward)	(825,866)	(2,521,501)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(15,799)	(161,892)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	2,599,653
	(e) other non-current assets	-	-
1.11	Loans to other entities		
	-Joint Venture Companies	(234,651)	(1,113,069)
	-Other	-	(500,000)
1.12	Loans repaid by other entities	-	-
1.13	Other:		
	(a) Deposit – Marine Farms Ltd	-	(300,000)
	(b) Refund Marine Farms Ltd	-	300,000
	(b) GST collected on sale of property	-	260,000
	(c) GST remitted to ATO	-	(260,000)
	Net investing cash flows	(250,450)	824,692
1.14	**Total operating and investing cash flows**	(1,076,316)	(1,696,809)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	5,201,400
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(361,984)
1.19	Dividends paid	-	-
1.20	Share issue costs	-	(333,419)
	Net financing cash flows	-	4,505,997
	Net increase (decrease) in cash held	(1,076,316)	2,809,188
1.21	Cash at beginning of quarter/year to date	3,681,662	(203,842)
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,605,346	2,605,346

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	181,603
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of consultancy, salaries, wages and superannuation for directors and alternate directors for services provided during the quarter ended 30 June 2006.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A	Previous quarter $A
4.1 Cash on hand and at bank	2,605,346	3,681,662
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	2,605,346	3,681,662

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: I Gregory (Director/Company secretary) Date: 24 July 2006

Print name: I. GREGORY

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT **31st July 2006**

Cell Aquaculture Ltd (ASX Code: CAQ)

COMPANY NEWSLETTER

Please find attached a copy of a company newsletter mailed to shareholders today.

Robert Sewell AM
Chairman
Cell Aquaculture Ltd

For further information on Cell Aquaculture please contact:

Robert Sewell
Chairman
+61 (0) 418 947 416
info@cellaqua.com

Tom Murrell
8M Media & Communications
+61 (0) 417 984 996
tom@8mmedia.com

OR

visit www.cellaqua.com



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

INSIDE CELL

COMPANY NEWSLETTER JULY '06
www.cellaqua.com (ASX Code: CAQ)

Welcome

Welcome to our second edition of ***Inside Cell***. We have had a very busy period over recent months, with the company making significant progress advancing our production facilities **across the three continents of Australia, Europe and the United States.**

EUROPEAN OVERVIEW

Holland Update

We have taken significant steps forward on our Holland project in recent months - we are delighted to state that the installation is complete and the system is fully operational.

As mentioned previously, this facility has been built to a high specification and will act as a European 'Showcase' for Cell's unique offerings. A viewing deck has now also been constructed to allow potential customers to view the entire production process without breaching bio-security protocols.

Three batches of Barramundi fingerlings have now been successfully shipped to the Holland facility with negligible mortality rates. The forth fingerling batch is due to be shipped in the coming weeks.

The Holland facility now holds approximately 35,000 Barramundi and is working towards full capacity, which is in excess of 50,000 fish, over the coming months.

Production is on schedule and by the end of this quarter, as expected, the Holland facility will have a first sample batch of Barramundi available to the Dutch market. The Holland facility is expected to reach full production capacity and consistent output by late '06/early '07.

The Holland Production Facility – Nearing Full Production Capacity





Holland Promotional Efforts

A full range of promotional efforts are continuing in Holland and very keen interest in Cell Aqua's Barramundi is building every week.

In June, Cell Aqua conducted joint promotional work with a high-end national Dutch supermarket chain aimed at creating further awareness of Australian Barramundi in the premium marketplace.

Discussions are continuing with a number of groups wishing to purchase the full production of Barramundi from the facility and indicative sale pricing is very exciting.

Cell Aqua Barramundi Receiving Acclaim From



Michelin chef Jan Gaastra is very impressed!

Farm raised barramundi from Barramundi Farming Company in The Netherlands.

As expected, the first batch of farm raised barramundi from The Netherlands will come onto the market in late 2006. Chef Jan Gaastra cooked the first fresh farm raised barramundi from the Australian parent company based in Fremantle, and he was pleasantly surprised.

[illegible]

Expansion Potential

Cell Aqua have recently been notified that a number of buildings are due to become available for lease on the adjoining property to the current Holland production facility. The opportunity to secure leases on these additional buildings would allow Cell Aqua to increase production significantly, while concentrating resources on one larger production site.

Feasibility and assessment is now under way for a number of European expansion opportunities and these will be reported on in further editions of Inside Cell.

European Seafood Expo

Cell Aquaculture Ltd exhibited at the European Seafood Exposition, Brussels, 9th - 11th May 2006. The European Seafood Expo is one of the world's premier seafood events, attracting some 1,500+ exhibitors and a traffic flow of close to 100,000 visitors, from literally all over the world.

This expo provided a fantastic platform for Cell Aqua to raise further awareness of Australian Barramundi and the company's 'Hatch to Dispatch' offerings.

Some excellent contacts have been generated from this exhibition and discussions are underway with a number of parties to investigate various production and fish distribution opportunities.



The Cell Aqua Team at the Brussels Seafood Show - May '06

AMERICAN OVERVIEW

Production Update

Construction of the North American 'Showcase' facility is progressing as planned. All equipment was successfully shipped in April and all nursery systems are now constructed and fully operational.



The US Nursery Systems - Now Fully Operational & Holding Approximately 25,000 Barramundi

The 'grow-out' tanks for the U.S. facility are currently being custom-fabricated to our specification and due for delivery in mid-August. Construction of the facility is scheduled for completion in mid-September.



Layout of U.S. Production Facility

Two batches of fingerlings have now been successfully dispatched to the U.S. facility with negligible mortality rates and the third shipment is due to be shipped in the near future. There are now over 25,000 Barramundi in the U.S. facility and further fingerling shipments over the coming months will bring

the system to full production capacity. By the end of 2006 the U.S. facility will have a first sample batch of Barramundi available to the U.S. market. The U.S. facility is expected to reach full production capacity and consistent output within the first quarter of 2007.

The U.S. production building is over 5,500m² in size, which offers significant future expansion potential.

Celebrating a Year on the A.S.X.

Cell Aqua are now celebrating their first anniversary as an A.S.X. listed public company and we would like to thank all our shareholders for their continued support of the company.

Over the past year, the company has seen a strong and steady progression towards the international development of its 'Hatch to Dispatch' offerings to produce high quality premium fish on the doorstep of major world markets.

Cell Aqua has faced and successfully conquered many challenges in the global expansion of the company's offerings. Chairman Robert Sewell recently stated, "With our production technology well proven in Australia, one of our major hurdles to developing our business model overseas was to successfully ship our Barramundi fingerlings through the right logistical and regulatory channels. We have now comprehensively proven that we have the capability to do this, with successful fingerling shipments now into Europe and the United States with incredible survival rates."

Cell Aqua has successfully developed a solid grounding in each of our key target markets. ***"We are now producing high quality Australian Barramundi across three continents".***

AUSTRALIAN OVERVIEW

Hamilton Hill Site

As stated in the last edition of Inside Cell, the Hamilton Hill site was receiving a significant upgrade, introducing all of Cell's latest production developments.

A number of major R & D advancements have been made and implemented to the production systems which have increased overall efficiencies.

The Hamilton Hill site now houses the latest version of a commercial Barramundi production facility and also a fully functional Research and Development facility. The Research and Development facility will continue to make advancements in the base technologies and trial new innovations to enhance future production.



New Oxygen & Ozone Supply Systems at the Hamilton Hill Site

Fabrication Update

The Malaga fabrication and manufacturing workshop team remain busy creating Cell Aqua's proprietary equipment, ready for market.

Having successfully manufactured and shipped full commercial-scale production plants to Europe and the United States, the manufacturing team are now working towards building an inventory of equipment for a number of further expansion options.



Cell Aqua's Proprietary Belt Filters at the U.S. Facility



New Managing Director/C.E.O. for Cell Aqua
As Cell enters the next phase of it's global development strategy, it was decided that a new Managing Director/C.E.O. needed to be sought to take the company to the next level.

In June, Cell Aqua appointed international agribusiness executive, Geoff Wilton as Managing Director of the company. Geoff has a Bachelor of Agricultural Science and extensive international experience.

Geoff was previously Chief Executive Officer at Kailis and France Foods Pty Ltd and has worked in executive management positions for Inghams Enterprises, the Sumich Group, Grace Worldwide and TNT Express in Australia, Asia, Africa, the Middle East, Europe, Japan and South America. In the capacity of national general manager, Geoff oversaw the world's largest logistics contract for distribution of tickets to the Sydney Olympic Games.

In a short time, Geoff has integrated extremely well into the company, taking a very 'hands on' active approach towards leading the company into its next phase of growth. Following his appointment, Geoff stated "this is a very exciting time to become involved in Cell Aqua's international development. With the company now producing Australian Barramundi on three continents, I believe we have a very solid foundation to build from and a very exciting future ahead in taking our unique 'Hatch to Dispatch' concept to the global arena".

Perry Leach (inventor and previous Managing Director of Cell Aqua) still remains on the board of the company.

Cell in the Press
Cell continues to receive excellent media exposure. To see all the latest media coverage, refer to the **"Cell in the Press"** section of our website: **www.cellaqua.com**

Tell Your Friends
As you can see, we have been busy at Cell Aqua. If you like what we are doing, tell your friends to be a part of our international 'Hatch to Dispatch' expansion.

Any potential investors wishing to view our Hamilton Hill facilities can make an appointment with Peter Burns (Sales & Marketing) and he would be delighted to show you how we take the risk out of growing fish, enabling production on any market's doorstep, in the most environmentally sustainable manner possible.

You can contact Peter on **(08) 9336 7122** or **0411 463 399** or **pburns@cellaqua.com**

Receive Inside Cell Electronically
Given that we are a very environmentally focused company, we would like to send you future editions of Inside Cell electronically. This will save trees **and** money.

You can subscribe on the homepage of our website: **www.cellaqua.com** or simply e-mail your name and e-mail address to **pburns@cellaqua.com** and we will add you to the electronic database.

CONTACT US

Head Office (Australia):
Cell Aquaculture Ltd
66 Bennett Avenue
Hamilton Hill WA 6163
P.O Box 251
South Fremantle
Western Australia 6162
e: info@cellaqua.com

European Office:
Cell Aquaculture Systems Europe B.V
De Holm 10a
9356 VB Tolbert
The Netherlands
e: info@cellaqua.nl

US Office:
Delta Aquaculture Services Ltd
4018 Meadville Rd
Liberty MS 39645
United States
e: info@deltaaquaculture.com

Feedback

We hope you enjoy reading this edition of ***Inside Cell*** and welcome any comments or feedback you may have. Please forward your comments to **pburns@cellaqua.com**

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Cell Aquaculture Limited

ACN/ARSN: 091 687 740

1. Details of substantial holder(1)

Name: (i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust; (ii) John Clinton ATF J Clinton Trading Trust

ACN/ARSN (if applicable): 113 853 848

There was a change in the interests of the substantial holder on: 21/ 06 / 06; 28 / 07 / 06

The previous notice was given to the company on: 28 / 12 / 05

The previous notice was dated: 1 / 12 / 05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
(i) Ordinary Shares	6,136,200	5.17%	6,912,210	5.82%
(ii) Ordinary Shares			3,668,359	3.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
(i) 21/06/06	(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust	Acquisition of ordinary shares on ASX	$179,979	776,010	776,010
(ii) 28/07/06	(ii) John Clinton ATF J Clinton Trading Trust	Acquisition of ordinary shares on ASX	$756,033	3,668,359	3,668,359

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
John Clinton	(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust	John Clinton	John Clinton is the beneficial owner	6,912,210 ordinary shares	6,912,210
John Clinton	(ii) John Clinton ATF J Clinton Trading Trust	John Clinton	John Clinton is the beneficial owner	3,668,359 ordinary shares	3,668,359

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust (ii) John Clinton ATF J Clinton Trading Trust	36 Downey Drive, Mosman Park WA 6012

Signature

print name John Clinton capacity Director

sign here  date 4/ 8 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


Cell
AQUACULTURE LTD

ASX Announcement **18 August 2006**

AMENDED FORM 604 NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Further to the Form 604 released to ASX on 14 August 2006, the attached Form 604 dated 18 August 2006 updates the address of the persons named in the Forms, namely Hyflash Holdings Pty Ltd ATF Clinton Investments Trust and John Clinton ATF J Clinton Trading Trust.

Ian Gregory
Company Secretary


ECO STAR
Like you caught it yourself

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Cell Aquaculture Limited

ACN/ARSN: 091 687 740

1. Details of substantial holder(1)

Name: (i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust   (ii) John Clinton ATF J Clinton Trading Trust

ACN/ARSN (if applicable): 113 853 848

There was a change in the interests of the substantial holder on: 21/06/06   28 / 07 / 06

The previous notice was given to the company on: 28 / 12 / 05

The previous notice was dated: 1 / 12 / 05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
(i) Ordinary Shares	6,136,200	5.17%	6,912,210	5.82%
(ii) Ordinary Shares			3,668,359	3.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
(i) 21/06/06	(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust	Acquisition of ordinary shares on ASX	$179,979	776,010	776,010
(ii) 28/07/06	(ii) John Clinton ATF J Clinton Trading Trust	Acquisition of ordinary shares on ASX	$756,033	3,668,359	3,668,359

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
John Clinton	(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust	John Clinton	John Clinton is the beneficial owner	6,912,210 ordinary shares	6,912,210
John Clinton	(ii) John Clinton ATF J Clinton Trading Trust	John Clinton	John Clinton is the beneficial owner	3,668,359 ordinary shares	3,668,359

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
(i) Hyflash Holdings Pty Ltd ATF Clinton Investments Trust (ii) John Clinton ATF J Clinton Trading Trust	PO Box 4043, Mosman Park WA 6012

Signature

print name John Clinton capacity Director



sign here date 18 / 8 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000 Amended 30/9/2001, 24/10/2005.

Name of entity

Cell Aquaculture Limited

ABN

86 091 687 740

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (3 months) $A
1.1	Receipts from customers		17,595	17,595
1.2	Payments for	(a) staff costs	(285,282)	(285,282)
		(b) advertising and marketing	(4,474)	(4,474)
		(c) research and development	(70,488)	(70,488)
		(d) leased assets	-	-
		(e) other working capital	(498,250)	(498,250)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		30,285	30,285
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – ATO Refund		-	-
	Net operating cash flows		(810,614)	(810,614)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3 months) $A
1.8	Net operating cash flows (carried forward)	(810,614)	(810,614)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(25,400)	(25,400)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities		
	-Associated Companies	(200,128)	(200,128)
	-Other	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other:		
	(a) Payment for bank guarantee	(180,000)	(180,000)
	Net investing cash flows	(405,528)	(405,528)
1.14	**Total operating and investing cash flows**	(1,216,142)	(1,216,142)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Share issue costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1,216,142)	(1,216,142)
1.21	Cash at beginning of quarter/year to date	2,605,346	2,605,346
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,389,204	1,389,204

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	184,734
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of consultancy, salaries, wages and superannuation for directors and alternate directors for services provided during the quarter ended 30 September 2006.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	1,389,204	2,605,346
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,389,204	2,605,346

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 24 October 2006
(Director/Company secretary)

Print name: Geoff Leding Wilton

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Cell
AQUACULTURE LTD

ASX Announcement **29th October 2006**

Notice of Annual General Meeting & Proxy Form

Please find attached the Notice of Annual General Meeting and Proxy form for Cell Aquaculture Ltd (**CAQ**).

Yours sincerely,

Ian Gregory
Company Secretary
Cell Aquaculture Ltd

About Cell Aquaculture

Cell Aquaculture listed on the Australian Stock Exchange in July 2005 to supply a full range of environmentally sustainable, vertically integrated seafood services – encompassing everything from 'Hatch to Dispatch'. Since listing, the company has established hatchery operations and significant manufacturing capability to produce its proprietary Cell™ equipment.

Further to established production at Cell's Fremantle based headquarters, the company has successfully built its first European production facilities in the Netherlands, is completing a production facility in the United States and has recently entered an agreement to establish large-scale production in Asia. Cell aims to be a global company involved in all aspects of the production and sale of quality high end priced seafood, produced economically on the market's doorstep.

ENDS

For further information contact:

Robert Sewell, Chairman, on +61 (0) 418 947 416,

Geoff Wilton, Managing Director, on +61 (0) 412 010 177, or

www.cellaqua.com



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com



CELL AQUACULTURE LIMITED
ACN 091 687 740

NOTICE OF ANNUAL GENERAL MEETING,
EXPLANATORY STATEMENT AND
PROXY FORM

For an Annual General Meeting to be held on
Friday, 24 November 2006 at 1.00 pm (WST)
at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia

This is an important document. Please read it carefully.
If you are in doubt as to what you should do, please contact the Company, your stockbroker or other professional adviser.

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

An annual general meeting of the shareholders of Cell Aquaculture Ltd will be held at:

The Company's Office
66 Bennett Avenue
Hamilton Hill, Western Australia

Commencing
1.00pm (WST)
on 24 November 2006

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 1.00 pm (WST).

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this Memorandum as soon as possible and either:

- send the proxy form by facsimile to the Company on facsimile number (08) 9336 7111 (International: + 61 8 9336 7111); or
- deliver or post the proxy form to the Company's registered office at 66 Bennett Avenue, Hamilton Hill WA 6163 or postal address PO Box 251, Hamilton Hill WA 6160.

so that it is received not later than 1.00 pm (WST) on 22 November 2006. Proxy forms received later than this time will be invalid.

Your proxy form is enclosed at the end of this Memorandum.

CELL AQUACULTURE LIMITED
ACN 091 687 740

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Cell Aquaculture Limited (**Cell Aquaculture** or **Company**) will be held at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia at 1.00 pm (WST) on Friday, 24 November 2006.

AGENDA

BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered and terms used in this Notice have the meaning given to them in the Explanatory Statement.

1. Reports and Accounts

To receive and consider the financial report and the reports of the Directors and of the Auditor for the financial year ended 30 June 2006.

2. Resolution 1 – Adoption of Remuneration Report

To adopt the remuneration report for the financial year ended 30 June 2006.

Short Explanation: Consistent with section 250R of the Corporations Act 2001, the Company submits to shareholders for consideration and adoption by way of a non-binding resolution its Remuneration Report for the year ended 30 June 2006. Please refer to the Explanatory Statement for further details.

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Resolution 2 – Re-election of Mr Perryman J Leach

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That Mr Perryman J Leach, who will retire at the close of the Annual General Meeting in accordance with clause 11.1 of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a director of the Company."*

Short Explanation: Clause 11.1 of the Company's Constitution provides that at every annual general meeting, one-third of the Directors, or, if their number is not a multiple of 3, then the number nearest one-third, shall retire from office. A retiring Director is eligible for re-election. Please refer to the Explanatory Statement for further details.

4. Resolution 3 – Election of Mr Robert I S Sewell

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That Mr Robert I S Sewell, who will retire at the close of the Annual General Meeting in accordance with clause 11.4 of the Company's Constitution and being eligible offers himself for election, be elected as a director of the Company."*

Short Explanation: Clause 11.4 of the Company's Constitution provides that a Director appointed during the year shall only hold office until the next annual general meeting of the Company and is then eligible for election. Please refer to the Explanatory Statement for further details.

5. Resolution 4 – Election of Dr Rocky de Nys

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That Professor Rocky de Nys, who will retire at the close of the Annual General Meeting in accordance with clause 11.4 of the Company's Constitution and being eligible offers himself for election, be elected as a director of the Company."*

Short Explanation: Clause 11.4 of the Company's Constitution provides that a Director appointed during the year shall only hold office until the next annual general meeting of the Company and is then eligible for election. Please refer to the Explanatory Statement for further details.

BY ORDER OF THE BOARD



IAN GREGORY
Company Secretary
17 OCTOBER 2006

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Annual General Meeting. The snapshot date is the close of business on 22 November 2006.

EXPLANATORY STATEMENT

This Explanatory Statement and all attachments are important documents. They should be read carefully.

If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on 24 November 2006.

2. BUSINESS OF THE MEETING

2.1 Receive and consider the financial and other reports

This item is self-explanatory. It is intended to provide an opportunity for Shareholders at the meeting to raise questions on the reports themselves and on the performance of the Company generally.

2.2 Resolution 1 - Adoption of remuneration report

During this item, there will be an opportunity for Shareholders at the meeting to comment on and ask questions about the Remuneration Report which commences on page 13 of the Company's Annual Report 2006, including the remuneration tables referred to in the report and set out in note 23 to the financial statements commencing on page 59.

The vote on Resolution 1 is advisory only and will not bind the Directors or the Company, however, the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies. The Directors recommend that shareholders vote in favour of resolution 1. The Chairman intends to vote undirected proxies in favour of the resolution.

2.3 Resolution 2 - Re-election of Mr Perryman J Leach

Clause 11.1 of the Company's Constitution provides that at every annual general meeting, one-third of the Directors, or, if their number is not a multiple of 3, then the number nearest one-third, shall retire from office.

The Director(s) to retire at an annual general meeting are those who have been longest in office since their last election, however, as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by drawing lots. A retiring Director is eligible for re-election.

The Directors have agreed that Mr Perryman J Leach shall retire by rotation in accordance with the Company's Constitution. Mr P J Leach seeks re-election at the Annual General Meeting.

Mr Perryman J Leach, M.I.E. Aust., Non-Executive Director

Mr Leach (65) was appointed a director on 7 March, 2000 and is a non-independent director.

Mr Leach, the creator of the Eco-Cell™ system, obtained an engineering Associateship of The Gordon Institute of Geelong. He transferred to Western Australia in 1970 to assist in the establishment of a national consultancy firm specialising in project feasibility assessments and project management. He obtained his builders' registration licence in 1972.

Mr Leach started the project and construction management company, Co-Struct Pty Ltd, in 1978 and has controlled projects with a total value in excess of $100 million.

Many of Mr Leach's projects have been in the food chain, including intensive farming through to abattoirs, small goods and processing factories, chiller and freezer works. He has also been involved in the development of pollution control equipment. All of these projects have been successful and have required high levels of innovation and commitment.

Mr Leach became involved in aquaculture in 1997, when he commenced three years of intensive research in the field, with particular emphasis on the development and refinement of recirculating systems. He has travelled to Europe and America to investigate the latest developments in land farming for commercial aquaculture.

Mr Leach has not held directorships in any listed companies during the past three financial years.

The Directors (excluding Mr. P J Leach) recommend that Shareholders vote in favour of Resolution 2. The Chairman intends to vote undirected proxies in favour of the resolution.

2.4 Resolution 3 - Election of Mr Robert I S Sewell

Mr Sewell (60) was appointed a director and chairman on 12 December 2005 and is required under Clause 11.4 of the Company's Constitution to retire after the meeting. Mr Sewell, being eligible, has offered himself for election as a Director.

Mr Sewell is a grain farmer from Wongan Hills in Western Australia.

After finishing his education at Hale School in Perth, he returned to the family farm to commence a career in agriculture and at the same time, representing farmers at a State and National level through serving as Chairman of a number of Agricultural Industry bodies.

Having become a Board member of the Grain Pool of WA in 1978, he represented the company on numerous overseas marketing missions to countries in Asia, Europe and South America.

Mr Sewell was elected to the position of Chairman of the Grain Pool in August 1992 and was instrumental in bringing about a merger with Co-operative Bulk Handling in 2002. He was elected to the position of Chairman of the merger entity in April 2004 and served 18 months in that position. He continues as a Director of the CBH Group of companies.

He was awarded a Centenary Medal by the Commonwealth Government in April 2003 for services to the Grain Pool and the Community.

Mr Sewell was further recognised when he was awarded the Member of the Order of Australia (AM) in the Queen's Birthday Honour's List 14th June 2004 for services to the grain industry and International Marketing.

He is a Fellow of the Australian Institute of Company Directors and gained an advanced diploma from the Institute in July 2003.

He is a member of the Audit Committee and the Remuneration Committee.

Mr Sewell has not held directorships in any listed companies during the past three financial years.

The Directors (excluding Mr. R I S Sewell) recommend that Shareholders vote in favour of Resolution 3. The Chairman of the meeting intends to vote undirected proxies in favour of the resolution.

2.5 Resolution 4 - Election of Dr Rocky de Nys

Professor de Nys (42) was appointed a director on 23 January 2006 and is required under Clause 11.4 of the Company's Constitution to retire after the meeting. Professor de Nys, being eligible, has offered himself for election as a Director.

A marine biologist and one of the world's foremost authorities on aquaculture, he leads the internationally recognised aquaculture research and development facility at James Cook University in Queensland.

Professor de Nys is also a director of Intaqt Pty Ltd, a Melbourne based freshwater and marine aquaculture and marine biotechnology company, which has been consulting to Cell Aquaculture for several years.

He has successfully led and supervised complex team based research programs in aquaculture and marine biotechnology, resulting in five international patents and over 70 internationally peer reviewed scientific publications.

Professor de Nys has not held directorships in any listed companies during the past three financial years.

The Directors (excluding Dr de Nys) recommend that Shareholders vote in favour of Resolution 4. The Chairman intends to vote undirected proxies in favour of the resolution.

3. ENQUIRIES

Shareholders are invited to contact Mr Ian Gregory on (08) 9336 7122 if they have any queries in respect to the matters set out in this Notice.

GLOSSARY

Annual General Meeting means the meeting convened by the Notice.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company and **Cell Aquaculture** means Cell Aquaculture Limited (ACN 091 687 740).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement which forms part of this Memorandum.

Memorandum means all of the documents accompanying the Notice and referred to in the Contents section.

Notice means the notice of meeting which forms part of this Memorandum.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

PROXY FORM

APPOINTMENT OF PROXY
CELL AQUACULTURE LTD
ACN 091 687 740

ANNUAL GENERAL MEETING

I/We

being a Shareholder of Cell Aquaculture Ltd entitled to attend and vote at the Annual General Meeting, hereby

Appoint

Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Annual General Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting to be held at the Company's office, 66 Bennett Avenue, Hamilton Hill, Western Australia on 24 November 2006 at 1.00pm (WST) and at any adjournment thereof. If no directions are given, the Chairman will vote in favour of all of the Resolutions.

Voting on Business of the Annual General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Adopt the Remuneration Report	☐	☐	☐
Resolution 2	Re-elect Mr Perryman J Leach	☐	☐	☐
Resolution 3	Elect Mr Robert I S Sewell	☐	☐	☐
Resolution 4	Elect Professor Rocky de Nys	☐	☐	☐

If you do **not** wish to direct your proxy how to vote, please place a mark in this box

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. **The Chairman will vote in favour of all of the Resolutions if no directions are given.**

YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY FORM WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your Shares are not to be counted in computing the required majority on a poll.

Signed this day of 2006

By:

Individuals and joint holders Companies (affix common seal if appropriate)

CELL AQUACULTURE LIMITED
ACN 091 687 740

Instructions for Completing 'Appointment of Proxy' Form

1. A Shareholder entitled to attend and vote at a meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the Shareholder's voting rights. If the Shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a Shareholder of the Company. In the case of joint holders, all must sign.

3. Corporate Shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual Shareholders from attending the meeting in person if they wish. Where a Shareholder completes and lodges a valid Proxy Form and attends the meeting in person, then the proxy's authority to speak and vote for that Shareholder is suspended while the Shareholder is present at the meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. To vote by proxy, please complete and sign the proxy form as soon as possible and either:

   - send the proxy form by facsimile to the Company on facsimile number (08) 9336 7111 (International: + 61 8 9336 7111); or
   - deliver or post the proxy form to the Company's registered office at 66 Bennett Avenue, Hamilton Hill WA 6163 or postal address PO Box 251, Hamilton Hill WA 6160.

   so that it is received not later than 1.00 pm (WST) on 22 November 2006. Proxy forms received later than this time will be invalid.

ASX / Media Release **13th November 2006**

Barramundi to be grown in Bulgaria

Fremantle-based **Cell Aquaculture Limited (ASX:CAQ)** has finalized a deal with a public Bulgarian fishing and seafood processing business, Atlantic Ltd, to establish a pilot project at Atlantic's existing Bourgas port facility. Once operational, Atlantic will commence with a commercial expansion planned for mid to late 2007.

This deal is expected to generate revenues of A$1.5 million for Cell Aquaculture, based on the pilot project and commercial expansion phase. Cell Aquaculture will be supplying all essential equipment, most of which is manufactured in Western Australia, as well as the installation, training and on-going technical support services. Cell Aquaculture will also be air-freighting fingerlings from Australia to stock the facility. It is expected that the pilot facility will be installed by January 2007 with the first batch of fingerlings arriving a month after in February.

With Bulgaria due to enter the EU in January 2007, forward-thinking Atlantic Ltd are driving an expansion of their frozen, processed seafood business to include premium fresh fish. Mr Petko Roussinov, Chairman of Atlantic Ltd, says that "by utilizing the technically advanced Cell™ System for production of barramundi we can grow this premium Australian table fish in Europe to satisfy the increasing high value fresh seafood market that is developing in central and eastern Europe."

Mr Roussinov also states that "the declining state of the wild fishery means that seafood businesses must look at recirculating, land-based aquaculture as a means to supply premium fish products in the future."

This deal will result in the second Cell™ System to be developed in Europe, behind the joint venture facility in Tolbert, The Netherlands, which will begin selling barramundi in the coming months. Negotiations are also underway regarding a large scale facility in Spain to service the western European market.

About Cell Aquaculture

Cell Aquaculture listed on the Australian Stock Exchange in July 2005 to supply a full range of environmentally sustainable, vertically integrated seafood services – encompassing everything from 'Hatch to Dispatch'. Since listing, the company has established hatchery operations and significant manufacturing capacity to produce its proprietary Cell™ equipment.



CELL AQUACULTURE LTD ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Further to established production at Cell's Fremantle based headquarters, the company has successfully built its first European production facilities in the Netherlands, is completing a production facility in the United States and has now entered an agreement to establish large-scale production in Asia. Cell aims to be a global company involved in all aspects of the production and sale of quality high end priced seafood, produced economically on the market's doorstep.

ENDS

For further information contact:

Robert Sewell, Chairman, on +61 (0) 418 947 416

Geoff Wilton, Managing Director, on +61 (0) 8 9336 7122




Cell
AQUACULTURE LTD

CHAIRMAN'S REPORT TO THE AGM OF CELL AQUACULTURE LTD
FRIDAY 24th NOVEMBER 2006

A significant event occurred in June with the appointment of a new MD, Geoff Wilton, who is chartered to drive the business forward. Geoff takes over the role from former MD and company founder Perry Leach during a period of significant change requirement.

Since Geoff Wilton has been on board, a significant time has been spent on developing the structure of the business and detailing and implementing new management processes.
The Governance of a Public Listed Company is a far cry from that of the former private company structure of Cell and the MD and Board have ensured that the required reporting and compliance obligations have been introduced into the business process

The Board appointed Deloitte as its business consultant to facilitate a number of strategic planning sessions with the view to developing a structured Business Plan and associated documents to guide the company forward. This initiative has been achieved and the future expansion is well mapped and inline with the Board's strategic vision.

The Board has identified several options to raise additional investment and working capital to enable further expansion; in particular in Europe, Asia and the US.
The Board has now requested that management research these options and report on the suitability of such as a matter of priority at its next meeting



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

We have seen during the past few months an effort by the MD and management to focus on the structure of the business, its cost base, the resources available, the man power numbers and the lease arrangements on capital.

All of these initiatives have now put the Company in a strong position to advance the projects that we have recently reported to shareholders via the ASX over the past few months.

I will leave further detailed comment on these initiatives to Geoff Wilton.
Our joint venture in Holland was officially opened on November 1st with a number of invited officials and potential customers present for the ceremony and tasting fresh Barramundi. This facility is approaching full production and the first fish will be available prior to Christmas, providing a cash flow for this venture.

The facility in Centerville, Mississippi USA is nearing the completion of the first 50 tonne installation. Fingerlings from the nursery systems are currently being moved into the grow out facility.
We initiated a change of management of the facility in August 2006 and now feel there is a focused approach to the prompt completion of his facility.

We have received a confirmed order from a Bulgarian Public company for a 17.5 tonne facility, which recently progressed to a signed contract for the supply and installation. We expected to increase this to a 50 tonne plant facility in the very near future. Initial funds for the first stage have been received by the Company

We are in negotiations with the State Government of Terenganu in the Eastern Malaysia .This is an exciting development which could lead to a facility of up to 500 tonnes being

constructed over the next 24 months initial terms of the agreement were signed during a recent visit of Company officers to Malaysia last week.

We have during the year in review, constructed our own hatchery facilities at the James Cook University in Townsville in Queensland.
This equipment was built at our manufacturing facility at Malaga, just North of Perth. This facility is currently supplying fingerlings to our joint ventures around the world.

Robert Sewell


Cell
AQUACULTURE LTD

ASX ANNOUNCEMENT

Friday, 24 November 2006

ANNUAL GENERAL MEETING RESULTS

In accordance with Listing Rule 3.13.2, it is confirmed that the following resolutions put to the Annual General Meeting of Cell Aquaculture Limited held earlier today were passed on a show of hands:

Resolution 1	Adoption of the Remuneration Report
Resolution 2	Re-election of Mr Perryman J Leach
Resolution 3	Election of Mr Robert I S Sewell
Resolution 4	Election of Professor Rocky de Nys

In addition, information required to be disclosed by the Company in accordance with section 251AA of the Corporations Act is also attached.

IAN GREGORY
COMPANY SECRETARY

Attachment



CELL AQUACULTURE LTD. ABN 86 091 687 740
66 Bennett Avenue, Hamilton Hill, Western Australia, 6163
P.O. Box 251, South Fremantle, Western Australia, 6162
Telephone: +61 8 9336 7122 **Fax:** +61 8 9336 7111
E-mail: info@cellaqua.com **Website:** www.cellaqua.com

Cell AQUACULTURE LTD

CELL AQUACULTURE LIMITED
ANNUAL GENERAL MEETING – 24 NOVEMBER 2006

Disclosure of Proxy Votes

In accordance with section 251AA of the Corporations Act 2001, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Cell Aquaculture Limited at its annual general meeting held on 24 November 2006.

Resolution Number	Resolution 1	Resolution 2	Resolution 3	Resolution 4
Decided by a show of hands (S) or poll (P)	**S**	**S**	**S**	**S**
Total number of proxy votes exercisable by proxies validly appointed	**1,903,767**	**1,903,767**	**1,903,767**	**1,903,767**
Total number of proxy votes in respect of which the appointments specified that:				
• **The proxy is to vote for the resolution**	**1,803,767**	**1,903,767**	**1,903,767**	**1,903,767**
• **The proxy is to vote against the resolution**	**55,000**	**0**	**0**	**0**
• **The proxy is to abstain from voting on the resolution**	**45,000**	**0**	**0**	**0**
• **The proxy may vote at the proxy's discretion**	**0**	**0**	**0**	**0**
Total votes cast on a poll in favour of the resolution	**N/A**	**N/A**	**N/A**	**N/A**
Total votes cast on a poll against the resolution	**N/A**	**N/A**	**N/A**	**N/A**
Total votes cast on a poll abstaining on the resolution	**N/A**	**N/A**	**N/A**	**N/A**
Total votes exercisable by proxies which were not cast	**N/A**	**N/A**	**N/A**	**N/A**